 Filed Pursuant to rule 424(b)(4)
 Registration No. 333-275004
Prospectus
45,000,000 Shares
WAYSTAR HOLDING CORP.
Common stock

This is Waystar Holding Corp.’s initial public offering of common stock. We are offering 45,000,000 shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $21.50 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “WAY.”

Investing in our common stock involves risks. See “Risk factors” beginning on page 18 of this prospectus to read about factors you should consider before buying shares of our common stock.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus summary—Implications of being an emerging growth company.”
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per share	Total
Initial public offering price	$21.5000	$967,500,000
Underwriting discount(1)	$1.1825	$53,212,500
Proceeds, before expenses, to us	$20.3175	$914,287,500
(1) See “Underwriting” for a description of the compensation payable to the underwriters.
At our request, the underwriters have reserved 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees, certain individuals and entities identified by our directors and officers, and other individuals and entities affiliated with us. See “Underwriting.”
We have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to 6,750,000 additional shares of common stock from us at the initial public offering price less the underwriting discount.
One or more funds and/or accounts managed by Neuberger Berman Investment Advisers LLC and a wholly owned subsidiary of Qatar Investment Authority (“QIA”) (collectively, the “cornerstone investors”) have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $225.0 million in shares of our common stock in this offering at the initial public offering price. The shares of common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, less, or no shares in this offering, or the underwriters may determine to sell more, less, or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of common stock purchased by the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.
The underwriters expect to deliver the shares against payment in New York, New York on or about June 10, 2024.

J.P. Morgan Goldman Sachs & Co. LLC Barclays
William Blair	Evercore ISI	BofA Securities	RBC Capital Markets	Deutsche Bank Securities
Canaccord GenuityRaymond James
The date of this prospectus is June 6, 2024

Industry Leading Technology at Scale

30K+
Clients[1]

5B+
Annual Healthcare Payments Transactions[2]

$15B
Total Addressable Market[3]

$791M
Revenue[2]

$51M
Net Loss[2]

109%
Net Revenue Retention Rate[4]

42%
Adjusted EBITDA Margin[5]

[1] As of March 31, 2024.
[2] For the year ended December 31, 2023.
[3] Estimated with respect to our current software solution set.
[4] For the twelve months ended March 31, 2024.
[5] For the year ended December 31, 2023. Net loss margin for the same period was (6.5)%.
See the section titled "Management's discussion and analysis of financial condition and results of operations—Key performance metrics and non-GAAP financial measures" for a reconciliation of Adjusted EBITDA margin to net loss margin.

WAYSTAR

Our Values Enable Our Success

WAYSTAR VALUES
BEST LIFE, ALWAYS
HONESTY
KINDNESS
PASSION
CURIOSITY
FANATICAL FOCUS
BEST WORK, ALWAYS
MAKING IT HAPPEN
JOYFUL, OPTIMISTIC & FUN

Our Technology

MODERN, CLOUD-BASED ARCHITECTURE + ONGOING INNOVATION + ENTERPRISE-GRADE SECURITY + SEAMLESS USER EXPERIENCE

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WAYSTAR

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with information or representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations, and financial condition may have changed since such date.

i

For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus outside the United States.

INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms, and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources, as well as third-party reports commissioned by us. The information is as of its original publication dates (and not as of the date of this prospectus). Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond our control, but we believe they generally indicate size, position, and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information, and our internal company research, data, and estimates have not been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-looking statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS, TRADENAMES, AND COPYRIGHTS
We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States. Unless otherwise indicated, all trademarks, service marks, trade names, and copyrights appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ®, TM, SM, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
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“Bain” means those certain investment funds of Bain Capital, LP and its affiliates;

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“CPPIB” means Canada Pension Plan Investment Board;

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“Credit Facilities” means, collectively, the First Lien Credit Facility, the Revolving Credit Facility, and the Receivables Facility;

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“Derby Topco” means Derby TopCo Partnership LP, our direct parent entity prior to the Equity Distribution, in which the Institutional Investors, other equity holders, and certain members of management hold equity interests;

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“DGCL” means the Delaware General Corporation Law, as amended;

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“EQT” means those certain investment funds of EQT AB and its affiliates;

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“Equity Distribution” means the following transaction which is expected to occur in connection with this offering: the distribution of shares of common stock of the Company held by Derby TopCo to the limited partners of Derby TopCo in accordance with the limited partnership agreement of Derby Topco. The number of shares of common stock of the Company to be so distributed to such limited partners will be on the basis of a ratio that takes into account the value of distributions that the holder thereof would have been entitled to receive had Derby TopCo been liquidated on the date of such distribution in accordance with the terms of the distribution “waterfall” set forth in such limited partnership agreement. Following the Equity Distribution, EQT, CPPIB, Bain, and other equity holders, including members of management, will directly hold shares of common stock of the Company;
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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

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“First Lien Credit Facility” means the term loan credit facility under the first lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“GAAP” means U.S. generally accepted accounting principles;

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“Institutional Investors” means EQT, CPPIB, and Bain, and their respective affiliates;

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“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended;

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“Net Revenue Retention Rate” means the total amount invoiced to clients in a given twelve-month period divided by the total amount invoiced to those same clients from the prior twelve-month period. See “Management’s discussion and analysis of financial condition and results of operations—Key performance metrics and non-GAAP financial measures—Net Revenue Retention Rate;”

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“Receivables Facility” means the receivables facility under the receivables financing agreement, dated as of August 13, 2021, by and among Waystar RC LLC, PNC Bank, National Association, as administrative agent, Waystar Technologies, Inc., as initial servicer, and PNC Capital Markets LLC, as structuring agent, as amended from time to time;

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“Revolving Credit Facility” means the revolving credit facility under the first lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“SEC” means the U.S. Securities and Exchange Commission;

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“Second Lien Credit Facility” means the term loan credit facility under the second lien credit agreement, dated as of October 22, 2019, by and among Waystar Technologies, Inc. and the lenders party thereto, as amended from time to time;

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“Securities Act” means the U.S. Securities Act of 1933, as amended;

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“Stockholders Agreement” means the stockholders agreement to be entered into by and among the Institutional Investors, certain stockholders, and certain members of management in connection with this offering;

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“underwriters” means the firms listed on the cover page of this prospectus; and

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“Waystar,” the “Company,” “we,” “us,” and “our” mean the business of Waystar Holding Corp. and its subsidiaries.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP. Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA margin.” Adjusted EBITDA and Adjusted EBITDA margin have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA and Adjusted EBITDA margin are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) or net income (loss) margin as measures of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary historical financial and other data.”

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SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Our Mission
Our mission is to simplify healthcare payments through our modern cloud-based software, enabling our healthcare clients to prioritize patient care and optimize their financial performance.
Overview
Waystar provides healthcare organizations with mission-critical cloud software that simplifies healthcare payments. Our enterprise-grade platform streamlines the complex and disparate processes our healthcare provider clients must manage to be reimbursed correctly, while improving the payments experience for providers, patients, and payers. We leverage internally developed artificial intelligence (“AI”) as well as proprietary, advanced algorithms to automate payment-related workflow tasks and drive continuous improvement, which enhances claim and billing accuracy, enriches data integrity, and reduces labor costs for providers.
Put simply, our software helps providers get paid faster, accurately, and more efficiently, while ensuring patients receive a modern, transparent, and consumer-friendly financial experience.
The healthcare payment ecosystem is highly complex, beginning with pre-service patient onboarding and extending through post-service revenue collection, with dozens of interdependent steps in between. Within this multi-step workflow, the process for determining how much a provider should be reimbursed involves millions of permutations of variables, such as over 10,000 diagnosis codes that are constantly changing and unique payer contracts, each with individual rules, processes, and reimbursement requirements. The burden borne by providers of tracking and managing all of these variables, coupled with a constantly evolving regulatory framework, often results in incorrect payments or denials that require time-consuming appeals procedures to resolve. Historically, healthcare providers have relied upon a patchwork of manual processes and systems to navigate these complexities and support their payment functions. However, this legacy approach has resulted in workflow delays, lost revenue, and slower time to payment. Our purpose-built software platform addresses these challenges and optimizes healthcare payments across all stages of the patient journey. Our clients utilize our software to manage pre-encounter workflows such as eligibility checks and prior authorization approvals, as well as mid- and post-encounter workflows such as co-pay collection, claims submission and monitoring, and payer remittances.
Our software is used daily by providers of all types and sizes across the continuum of care, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems. We currently serve approximately 30,000 clients of various sizes, representing approximately one million distinct providers practicing across a variety of care sites, including 18 of the top 22 U.S. News Best Hospitals. Our client base is highly diversified, and for the year ended December 31, 2023, our top 10 clients accounted for only 11.3% of our total revenue. Our business model is designed such that as our clients grow to serve more patients, their claims and transactional volumes increase, resulting in corresponding growth in our business. In addition, our clients frequently adopt a greater number of our solutions over time and introduce our solutions across new sites of care. The number of clients from whom we generate over $100,000 of revenue has grown from 920 in the twelve months ended March 31, 2022 to 1,007 in the twelve months ended March 31, 2023 to 1,080 in the twelve months ended March 31, 2024, driven by large, new client wins and successful cross-selling and up-selling efforts. In 2023, we facilitated over five billion healthcare payments transactions, including over $1.2 trillion in gross claims volume, spanning approximately 50% of patients in the United States.

Our platform benefits from powerful network effects. Our cloud-based software is driven by a sophisticated, automated, and curated rules engine, employing AI to generate and incorporate real-time feedback from millions of network transactions processed through our platform each day. Every transaction we process provides additional data insights across providers, patients, and payers, which are embedded in updates that are deployed efficiently across our client base. This results in cumulative benefits to us over time — as we capture more data from each transaction we process, we leverage that data to continue to improve the Waystar platform through embedded machine learning, advanced algorithms, and other in-house AI technologies to deliver added value to our clients. In turn, the more value we create for our clients, the more likely it is that they will continue to use our products, allowing us to continue to capture more data that results in tangible improvements to our platform. As a result, our clients benefit from faster and more efficient performance from software that is evolving to meet ever-changing regulatory and payer requirements, enabling accurate and timely reimbursement.
We have demonstrated an ability to drive recurring, predictable, and profitable growth. Over 99% of our revenue is either recurring subscription or based on highly predictable volumes. For the twelve months ended March 31, 2024, our Net Revenue Retention Rate was 108.8%, and for the year ended December 31, 2023, our Net Revenue Retention Rate was 108.6%. For the three months ended March 31, 2024, we generated revenue of $224.8 million (reflecting a 17.6% increase compared to revenue of $191.1 million for the same period in the prior year), net loss of $15.9 million (reflecting a 50.0% increase to net loss compared to net loss of $10.6 million for the same period in the prior year), and Adjusted EBITDA of $92.8 million (reflecting a 12.1% increase compared to Adjusted EBITDA of $82.7 million for the same period in the prior year). For the year ended December 31, 2023, we generated revenue of $791.0 million (reflecting a 12.2% increase compared to revenue of $704.9 million in the prior year), net loss of $51.3 million (compared to net loss of $51.5 million in the prior year), and Adjusted EBITDA of $333.7 million (reflecting a 12.9% increase compared to Adjusted EBITDA of $295.5 million in the prior year).

Industry Background
Healthcare is one of the largest and most complex vertical end-markets within the U.S. economy, accounting for 18.3% of the U.S. gross domestic product as of 2021. According to the Centers for Medicare & Medicaid Services (“CMS”), total U.S. healthcare spending was $4.3 trillion in 2021 and is expected to grow at a 5% annual rate to $6.8 trillion in 2030. According to the Journal of the American Medical Association, the annual cost of wasteful spending in healthcare has ranged from $760 billion to $935 billion in recent years, or nearly one-quarter of total healthcare spending. Of this, $350 billion is administrative-related, which is inclusive of healthcare payments-related waste.

The Waystar platform is purpose-built to address the administrative headwinds faced by healthcare providers, including:
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Antiquated, legacy technology systems and data silos. The historically slow pace of digital adoption by healthcare organizations has led to a patchwork of disparate software point-solutions that lack the interoperability and scalability of a modern cloud-based technology architecture.

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Reliance on inefficient, manual processes. Poorly integrated legacy systems have led many healthcare organizations to employ labor-dependent solutions to address the critical demands of their businesses, often resulting in suboptimal financial performance for providers and a substandard experience for patients.

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Increasing labor and administrative costs. Staffing costs continue to present a major challenge, with clinical labor costs in 2021 increasing an average of 8% per patient day when compared to a pre-pandemic baseline period in 2019, according to an analysis by Premier, Inc.

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Reimbursement complexity and collection challenges. Determining reimbursement to a provider from a payer or a patient is dependent on a myriad of factors that are both highly complex and constantly evolving. Providers bear the burden of navigating reimbursement obstacles, and missteps can ultimately result in lost revenue or delayed cash flow. In addition, healthcare providers often struggle to convert patient bills (i.e., patient responsibility) to cash payments as patients are also tasked with navigating ever-changing benefits policies and interacting with outdated technology.

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Accelerating consumer demand for digital tools. Patients are bearing a greater burden of healthcare costs than ever before, with more than 50% of American employees enrolling in high deductible health plans according to SHADAC Data (2022). Out-of-pocket costs constituted 12% of total U.S. personal healthcare expenditures in 2021 according to CMS, and the estimated average patient lifetime spending is $1.4 million, based on a 2021 Health Management Academy Research report. Despite these trends, patients lack access to digital tools and accurate information for healthcare payments, such as transparency in insurance coverage and out-of-pocket cost estimates pre-service, as well as flexible payment arrangements to pay for care, resulting in 40% of patients paying their bills late, according to a Company survey.

Our Market Opportunity
Over time, administrative workflows that were traditionally insourced by healthcare providers have undergone a meaningful transformation. Seeking more effective solutions to address industry challenges, providers initially outsourced these functions to third-party specialized services vendors. However, with advances in technology infrastructure and cloud-based software, as well as increased interoperability between systems, providers are increasingly utilizing automated software solutions to further enhance efficiency. We believe the healthcare payments workflow is currently undergoing such an evolution, and that Waystar is well-positioned to benefit from providers gravitating towards more modern, software-oriented solutions.
We estimate that our total addressable market (“TAM”) with respect to our current software solution set is approximately $15 billion today. To estimate our market opportunity, we categorized the United States healthcare provider market into tiers based on setting of care and size of practice. We then applied our average pricing by product, accounting for pricing differences at varying sized providers, and multiplied the average product price by the corresponding practice count per setting of care to determine our TAM.
Based on a third-party study commissioned by the Company, we believe our TAM has the potential to increase to almost $20 billion in 2027, reflecting a 5% compounded annual growth rate (“CAGR”) over the next five years, driven by growth within healthcare payments (notably, in prior authorizations, patient payments, and revenue cycle management analytics), increased outsourcing in revenue cycle management, as well as secular technology tailwinds such as greater utilization of AI. We expect to expand our TAM further over time as we develop new solutions and address adjacent workflows.
We believe we have consistently grown in excess of the market since 2016 and expect we will continue to grow our market share in the future by virtue of our differentiated platform and capabilities. We believe the market share of our solutions within the hospital segment and ambulatory practice segment is approximately 3% and 7% (calculated as a percentage of our revenue as compared to our TAM estimates by setting of care), respectively, demonstrating the ample white space in which we can continue driving our growth.
The Waystar Platform
Our innovative, cloud-based software platform is purpose-built to simplify our clients’ payment-related challenges. We believe our platform significantly outperforms those of our competitors, who lack either modern functionality or the ability to address the full end-to-end payments workflow.
The key components of our platform include:
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Modern, differentiated software. We provide modern, cloud-native, scalable healthcare payments software solutions. Our single-instance, multi-tenant infrastructure is underpinned by an event-driven microservices architecture, all of which we have built in-house.

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A comprehensive solution set. Our software addresses the entire healthcare payments workflow, from pre-service patient onboarding and prior authorization through post-service payment collection, allowing our clients to address the full demands of their organizations with a single software platform.

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Seamless integrations. Our solutions are integrated with a broad range of systems provided by over 200 channel partners, including enterprise resource planning (“ERP”) applications, as well as practice management (“PM”) and electronic health record (“EHR”) systems.

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An expansive network. Our extensive network of clients and counterparties, which we have built over two decades of industry experience, underpins our platform and has allowed us to develop a large database of information to generate insights and drive continuous improvements.

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Advanced AI capabilities driven by proprietary data asset. We build predictive scoring capabilities using extensive training data sets and advanced machine learning which we apply to data that passes through our platform. Using these machine-learning models, we are able to predict an outcome for a variety of reimbursement workflows which we incorporate into our solutions to drive improved results for payers, providers, and patients. Our data asset is comprised of the billions of transactions we facilitate each year and the numerous variables that factor into each of those payments. This allows us to leverage the compounding value of this data asset to advance our AI and automation capabilities, which continuously learn and improve our platform.

Our platform provides the following benefits to our clients:
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Increased revenue. Our software solutions simplify the payment process, allowing our clients to increase the share of revenue they collect.

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Quicker payments. Our software helps expedite payments by streamlining and automating cumbersome workflows that create excessive delays.

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Greater productivity. Our ability to automate portions of the payment cycle allows our clients to reduce operating costs and focus on their core mission of caring for their patients.

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Financial visibility. We deploy analytics, reporting, and forecasting tools that provide our clients with unprecedented visibility into areas where they can further improve their payment process and collections.

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Rapid time-to-value. Our architecture seamlessly integrates with our clients’ existing systems and technology, allowing our clients to quickly realize value from our solutions.

Our platform enables us to provide industry-leading technology at scale to more than 30,000 clients across more than five billion healthcare payment transactions worth over $1.2 trillion in annual gross claims. The quality and innovation of our technology has been widely recognized, as evidenced by our receipt of a MedTech Breakthrough Award for healthcare payments innovation and numerous Best in KLAS awards.
Why Waystar Wins
Through decades of experience, we have honed our deep domain expertise, fostered long-standing client relationships, and built our library of rules and algorithms. We believe our modern, cloud-based platform combined with our subject matter expertise are extremely difficult to replicate and provide us with a meaningful competitive advantage. We believe these factors, together with the following additional strengths, position us well for continued success:
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Strong brand with attractive client return on investment (“ROI”). The Waystar brand is synonymous with quality, reliability, robust analytics, exceptional customer service, and a deep and interconnected network. This strength is evidenced by our high provider Net Promoter Score (“NPS”) of 74 and #1 rank versus competitors in percentage of clients indicating the highest level of satisfaction with our services based on a third-party survey commissioned by us in 2023. Our brand, as well as the tangible ROI that we deliver, drives strong client loyalty, as evidenced by our 108.8% Net Revenue Retention Rate for the twelve months ended March 31, 2024. Our clients view us as a trusted vendor and support our success by recommending Waystar to other providers, further driving growth and adoption of our solutions.

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Differentiated client experience. We have a relentless focus on operational execution and deliver outstanding client experience. According to a third-party survey commissioned by us in 2023, Waystar ranked #1 in client satisfaction with implementation time versus competitors, 94% of clients are satisfied with our integrations with other systems, and 98% of clients say we deliver on trust very well or extremely well. For our larger clients, we deploy a client success team, which serves as both a dedicated resource and trusted strategic partner to help drive our value proposition. From our consistently on-time implementations to our highly responsive client service, we seek to support our clients so they can maximize the benefits of our software.

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Mission-driven innovation culture. We have cultivated a company culture that is focused on helping our clients by developing and delivering industry-leading software solutions. This innovation-focused culture has been foundational in creating a modern technology platform that delivers a comprehensive end-to-end suite of solutions with an intuitive user interface. According to a third-party survey commissioned by us in 2023, Waystar ranked #1 in satisfaction with rate of product innovation and vision versus competitors, and 94% of clients are satisfied with our capabilities in automation.
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Experienced leadership and technology teams with a track record of execution. Our values-driven and award-winning leadership team brings together deep experience in the software and healthcare industries and strong relationships with our clients and key stakeholders. We believe our team has the strategic vision, leadership qualities, technological expertise, and operational capabilities to continue to successfully drive our growth.

We believe our platform strengths and differentiation are most evident in our ability to win clients. We had an 82% win rate against our competitors for fiscal years 2021 through 2023 in situations where the client ultimately elected to switch vendors or purchase a new solution.
Our Growth Strategy
We plan to capitalize on our market opportunity by executing on the following growth strategies:
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Expand our relationships with existing clients. We believe we have a meaningful opportunity to continue driving growth within our current client base. We grow with existing clients in three ways—first, as they expand their businesses, provide more healthcare services, and see more patients; second, through cross-selling as they adopt additional Waystar offerings; and third, through up-selling as they leverage our solutions across additional providers and sites of care. We have a track record of building long-standing relationships with our clients, often growing from an initial solution to multi-solution adoption. Based on the estimated whitespace within our existing clients for the solutions we currently provide, we believe we have the opportunity to approximately double our revenue through cross-sell and up-sell of our solutions to existing clients.

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Grow our client base. We address a large and growing market that has a meaningful need for the solutions we provide. While we serve over one million providers today, there are over 7.5 million providers that we believe can benefit from our solutions.

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Deepen and expand our relationships with strategic channel partners. We are highly focused on furthering our strategic channel partnerships. Our channel partners accelerate our growth by providing us access to a larger client base and actively promoting Waystar. We have established strong relationships with the nation’s leading EHR and PM providers, which drives a significant competitive advantage. We will continue to invest in deepening our current relationships and building new ones to drive our growth.

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Innovate and develop adjacent solutions. We will continue to invest heavily in the Waystar platform to expand our product breadth and depth, increase automation, strengthen system performance, and improve the user experience. Our product roadmap is informed by both continuous client feedback as well as our own assessments of opportunities to further streamline and simplify healthcare payments. Due to our modern architecture and purpose-built software, we have little technical debt as compared with legacy software platforms serving the market. As a result, we can focus our resources on innovating and advancing our platform for the benefit of our clients.

•
Selectively pursue strategic acquisitions. Since 2018, we have completed and successfully integrated seven acquisitions, and we recently closed our eighth and ninth acquisitions, respectively. These acquisitions complement our organic product roadmap and have helped us enhance our platform, add new solutions, and expand our market reach. Our approach is to fully integrate and consolidate our acquisitions into the Waystar platform, which enables us to provide a seamless user experience for our clients, as well as drive innovation on the combined platform. We will continue to evaluate acquisition opportunities that improve our offering and accelerate our growth.

Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk factors” before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•
our operation in a highly competitive industry;

•
our ability to retain our existing clients and attract new clients;

•
our ability to successfully execute on our business strategies in order to grow;

•
our ability to accurately assess the risks related to acquisitions and successfully integrate acquired businesses;

•
our ability to establish and maintain strategic relationships;

•
the growth and success of our clients and overall healthcare transaction volumes;

•
consolidation in the healthcare industry;

•
our selling cycle of variable length to secure new client agreements;

•
our implementation cycle that is dependent on our clients’ timing and resources;

•
our dependence on our senior management team and certain key employees, and our ability to attract and retain highly skilled employees;

•
the accuracy of the estimates and assumptions we use to determine the size of our total addressable market;

•
our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes or evolving industry standards;

•
the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures;

•
the performance and reliability of internet, mobile, and other infrastructure;

•
the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions;

•
our reliance on certain third-party vendors and providers;

•
any errors or malfunctions in our products and solutions;

•
failure by our clients to obtain proper permissions or provide us with accurate and appropriate information;

•
the potential for embezzlement, identity theft, or other similar illegal behavior by our employees or vendors and a failure of our employees or vendors to observe quality standards or adhere to environmental, social, and governance standards;

•
our compliance with the applicable rules of the National Automated Clearing House Association and the applicable requirements of card networks;

•
increases in card network fees and other changes to fee arrangements;

•
the effect of payer and provider conduct which we cannot control;

•
privacy concerns and security breaches or incidents relating to our platform or data (including personal information and other regulated data);

•
the complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity;

•
our ability to adequately protect and enforce our intellectual property rights;

•
our ability to use or license data and integrate third-party technologies;

•
our use of “open source” software;

•
legal proceedings initiated by third parties alleging that we are infringing or otherwise violating their intellectual property rights;

•
claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties;

•
the heavily regulated industry in which we conduct business;

•
the uncertain and evolving healthcare regulatory and political framework;

•
health care laws and data privacy and security laws and regulations governing our Processing (as defined below) of personal information (which may also be referred to as “personal data” or “personally identifiable information”);

•
reduced revenues in response to changes to the healthcare regulatory landscape;

•
legal, regulatory, and other proceedings that could result in adverse outcomes;

•
consumer protection laws and regulations;

•
contractual obligations requiring compliance with certain provisions of the Bank Secrecy Act and Anti-Money Laundering laws and regulations;

•
existing laws that regulate our ability to engage in certain marketing activities;

•
our full compliance with website accessibility standards;

•
any changes in our tax rates, the adoption of new tax legislation, or exposure to additional tax liabilities;

•
limitations on our ability to use our net operating losses to offset future taxable income;

•
losses due to asset impairment charges;

•
restrictive covenants in the agreements governing our Credit Facilities;

•
interest rate fluctuations;

•
unavailability of additional capital on acceptable terms or at all;

•
the impact of general macroeconomic conditions;

•
our history of net losses and our ability to achieve or maintain profitability;

•
the interests of the Institutional Investors may be different than the interests of other holders of our securities;

•
our status as an “emerging growth company” and whether the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors; and

•
the other factors discussed under “Risk factors.”

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
•
not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

•
be permitted to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in our periodic reports and registration statements, including in this prospectus;

•
not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•
not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

We will remain an “emerging growth company” until the earliest to occur of:
•
our reporting of $1.24 billion or more in annual gross revenue;

•
our becoming a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•
our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and

•
the fiscal year-end following the fifth anniversary of the completion of this initial public offering.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act.
For additional information, see the section titled “Risk factors—Risks related to this offering and ownership of our common stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.”
Our Principal Stockholders
EQT is a purpose-driven global investment organization focused on active ownership strategies. With a Nordic heritage and a global mindset, EQT has a track record of almost three decades of delivering consistent and attractive returns across multiple geographies, sectors and strategies. EQT today has €130 billion in fee-generating assets under management across strategies covering all phases of a business’ development, from start-up to maturity, and operates with offices in 20 countries across Europe, Asia, and the Americas. EQT manages and advises funds and vehicles that invest with the mission to future-proof companies, generate attractive returns, and make a positive impact with everything EQT does. EQT is one of the most active private equity investors in the healthcare and technology sectors globally, with over 80 healthcare and 100 technology companies across the global portfolio, and over 100 dedicated investment professionals focused on these strategies.
CPPIB is a professional investment management organization that manages the fund in the best interest of the more than 21 million contributors and beneficiaries of the Canada Pension Plan. In order to build diversified portfolios of assets, investments are made around the world in public equities, private equities, real estate, infrastructure, and fixed income. Headquartered in Toronto, with offices in Hong Kong, London, Luxembourg, Mumbai, New York City, San Francisco, São Paulo, and Sydney, CPPIB is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. At December 31, 2023, the fund totaled $591 billion.
Bain Capital is one of the world’s leading private investment firms with approximately $175 billion of assets under management that creates lasting impact for its investors, teams, businesses, and the communities in which it lives. Since its founding in 1984, it has applied its insight and experience to organically expand into several asset classes including private equity, credit, special situations, public equity, venture capital, and real estate. Bain leverages its shared platform to capture cross-asset class opportunities in strategic areas of focus. With offices on four continents, its global team aligns its interests with those of its investors for lasting impact. The firm has a long and successful history of investing in healthcare and software businesses and has a dedicated group of investment professionals focused on these sectors.

Our Corporate Information
We were originally incorporated in Delaware on August 13, 2019 and subsequently changed our name to Waystar Holding Corp. on August 11, 2023. Our principal offices are located at 1550 Digital Drive, #300, Lehi, Utah 84043 and 888 W. Market Street, Louisville, Kentucky 40202. Our telephone number is (844) 492-9782. We maintain a website at waystar.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering
Issuer
Waystar Holding Corp.
Common stock offered by us
45,000,000 shares (or 51,750,000 shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Option to purchase additional shares of our common stock
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to 6,750,000 additional shares of our common stock at the initial public offering price, less the underwriting discount.
Common stock to be outstanding immediately after this offering
166,659,634 shares (or 173,409,634 shares if the underwriters exercise in full their option to purchase additional shares of common stock).
Indications of interest
Prior to the date hereof, the cornerstone investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $225.0 million in shares of our common stock in this offering at the initial public offering price. The shares of common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, less, or no shares in this offering, or the underwriters may determine to sell more, less, or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of common stock purchased by the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.
Use of proceeds
We will receive net proceeds to us from this offering of approximately $909.1 million (or approximately $1,046.3 million, if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriting discount and estimated offering expenses payable by us. See “Use of proceeds.”
We intend to use the net proceeds to us from this offering to repay outstanding indebtedness under our First Lien Credit Facility. See “Use of proceeds.”
Institutional Investors
After this offering, EQT, CPPIB, and Bain will beneficially own approximately 29.2%, 22.3%, and 16.8%, respectively, of our common stock (or 28.1%, 21.5%, and 16.1%, respectively, of our common stock if the underwriters’ option to purchase additional shares is exercised in full).
For so long as EQT, CPPIB, and Bain beneficially own 40% or more of the voting power of our total outstanding common stock, our stockholders will have certain corporate governance rights, such as the right to (i) fix the number of directors, (ii) at the request of at least two of EQT, CPPIB, and Bain, cause special meetings of our stockholders to be called, and (iii) amend our amended and restated certificate of incorporation and our amended and restated bylaws by majority vote rather than supermajority vote of our stockholders.
Further, EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25%, of our then outstanding common stock. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock. In addition, the Institutional Investors have certain nomination rights with respect to our board committees. See “Description of capital stock.”
Dividend policy
We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory, and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend policy.”
Directed Share Program
At our request, the underwriters have reserved 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees, certain individuals and entities identified by our directors and officers, and other individuals and entities affiliated with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers, and our existing significant stockholders. J.P. Morgan Securities LLC will administer our directed share program. See “Underwriting.”

Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk factors” beginning on page 18 for a discussion of factors you should carefully consider before investing in shares of our common stock.
Proposed trading symbol
“WAY”
Unless we indicate otherwise or the context otherwise requires, this prospectus:
•
reflects and assumes:

◦
no exercise by the underwriters of their option to purchase additional shares of our common stock;

◦
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering;

◦
the occurrence of the Equity Distribution; and

◦
a 0.605-for-1 reverse stock split of our common stock that was effectuated on May 15, 2024;

•
does not reflect or assume any purchase of shares of our common stock in this offering by cornerstone investors or by our directors, officers, or significant stockholders;

•
does not reflect 13,670,211 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $16.30 per share; and

•
does not reflect (i) 10,000,000 shares of our common stock reserved for future issuance under our 2024 Equity Incentive Plan, which we intend to adopt in connection with this offering, including (a) 3,315,213 shares of common stock issuable upon exercise of options with an exercise price equal to the initial offering price and 1,968,629 shares of common stock issuable upon settlement of restricted stock units that, in each case, we expect to award to certain of our employees in connection with this offering and (b) 43,475 shares of common stock issuable upon settlement of restricted stock units that we expect to award to our non-employee directors who are not employed by any of the Institutional Investors in connection with this offering and (ii) 3,250,000 shares of common stock reserved for issuance under our 2024 Employee Stock Purchase Plan. See “Executive compensation—Compensation arrangements to be adopted in connection with this offering.”

Summary Historical Financial and Other Data
The following table summarizes our consolidated financial and other data for the periods and dates indicated. The balance sheet data as of March 31, 2024 and the statements of operations and cash flow data for the three months ended March 31, 2024 and 2023 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2023 and 2022 and the statements of operations, comprehensive loss, stockholder’s equity, and cash flows for the years ended December 31, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future or any other period and our results for any interim period are not necessarily indicative of the results that may be expected for any full fiscal year.
The summary consolidated financial data set forth below should be read in conjunction with “Risk factors,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements included elsewhere in this prospectus.
	Three months ended March 31,		Year ended December 31,
	2024	2023	2023	2022
	($ in thousands)
Consolidated Statements of Operations Data:
Revenue	$224,792	$191,083	$791,010	$704,874
Operating expenses:
Cost of services (exclusive of depreciation and amortization expenses)	75,192	59,155	249,767	214,891
Sales and marketing	33,780	29,964	124,437	111,470
General and administrative	26,135	14,681	62,924	73,089
Research and development	10,320	8,326	35,332	32,807
Depreciation and amortization	44,174	43,966	176,467	183,167
Total operating expenses	189,601	156,092	648,927	615,424
Income from operations	35,191	34,991	142,083	89,450
Other income (expense):
Interest expense	(55,812)	(47,147)	(198,309)	(148,967)
Related party interest expense	(1,372)	(2,354)	(7,608)	(6,358)
Loss before income taxes	(21,993)	(14,510)	(63,834)	(65,875)
Income tax expense (benefit)	(6,061)	(3,887)	(12,500)	(14,420)
Net loss	$(15,932)	$(10,623)	$(51,334)	$(51,455)
Per Share Data:
Earnings (loss) per share attributable to common stockholders:
Basic	$(0.13)	$(0.09)	$(0.42)	$(0.42)
Diluted	$(0.13)	$(0.09)	$(0.42)	$(0.42)

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023	2022
	($ in thousands)
Weighted average shares of common stock outstanding:
Basic	121,675,298	121,672,427	121,675,430	121,684,771
Diluted	121,675,298	121,672,427	121,675,430	121,684,771
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$10,730	$16,858	$51,460	$102,634
Investing activities	(5,560)	(4,770)	(61,517)	(17,433)
Financing activities	20,210	(2,525)	(17,151)	(67,065)
Other Financial and Operating Data:
Adjusted EBITDA(1)(2)	$92,761	$82,723	$333,715	$295,508
Net loss margin	(7.1)%	(5.6)%	(6.5)%	(7.3)%
Adjusted EBITDA margin(1)(2)	41.3%	43.3%	42.2%	41.9%
Balance Sheet Data:
Cash and cash equivalents	$57,337		$35,580	$64,558
Total assets	4,576,991		4,582,974	4,694,392
Total liabilities	2,541,504		2,533,042	2,588,160
Total stockholders’ equity	2,035,487		2,049,932	2,106,232
(1) Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are not required by or presented in accordance with GAAP. These measures are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) and net income (loss) margin as measures of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. In addition, in evaluating these non-GAAP measures, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP measures. The presentation of these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.
We present these non-GAAP measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
(2) We define Adjusted EBITDA as net loss before interest expense, net, income tax benefit, depreciation and amortization, and as further adjusted for stock-based compensation expense, acquisition and integration costs, asset and lease impairments, costs related to amended debt agreements, and IPO related costs. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.
However, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:
•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect our tax expense or the cash requirements to pay our taxes; and although depreciation and amortization are non-cash charges, the tangible assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirements for such replacements.

The following table reconciles net (loss) income to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin:
	Three months ended March 31,		Year ended December 31,
	2024	2023	2023	2022
	(in thousands)
Net loss	$(15,932)	$(10,623)	$(51,334)	$(51,455)
Interest expense, net	57,184	49,501	205,917	155,325
Income tax benefit	(6,061)	(3,887)	(12,500)	(14,420)
Depreciation and amortization	44,174	43,966	176,467	183,167
Stock-based compensation expense	2,528	2,150	8,848	8,003
Acquisition and integration costs	302	1,616	3,947	2,208
Asset and lease impairments(a)	—	—	—	10,856
Costs related to amended debt agreements	10,402	—	393	1,549
IPO related costs	164	—	1,977	275
Adjusted EBITDA	$92,761	$82,723	$333,715	$295,508
Revenue	$224,792	$191,083	$791,010	$704,874
Net loss margin	(7.1)%	(5.6)%	(6.5)%	(7.3)%
Adjusted EBITDA margin	41.3%	43.3%	42.2%	41.9%
(a) Reflects the impact of the reclassification of certain leases as operating leases in connection with the adoption of ASU 2016-02, Leases (Topic 842) (“ASC 842”).

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-looking statements.”
Risks related to our business and our industry
We operate in a highly competitive industry.
We operate in a highly fragmented and competitive market that is characterized by rapidly evolving technology standards, evolving regulatory requirements, and frequent changes in client needs and introduction of new products and solutions. Our competitors range from smaller niche companies to large, well-financed, and technologically-sophisticated entities, including EHR and PM, with which we integrate. The increasing standardization of certain healthcare IT products and solutions has made it easier for companies to enter our industry with, or expand their product offerings to include, competitive products and solutions. Many software, hardware, information systems, and business process outsourcing companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer products or solutions that are competitive with products and solutions that we offer. In particular, well-funded large technology companies are increasingly entering the revenue cycle technology market. In addition, EHR and PM providers (including those with which we integrate) could expand their product offerings to include solutions that compete directly with the solutions we provide. Some of these EHR and PM systems already offer, or may begin to offer, solutions that compete with our platform, including claim management and patient management solutions, payment processing tools, and direct patient communication solutions. Further, we expect that competition will continue to increase as a result of consolidation in both the technology and healthcare industries.
We compete on the basis of several factors, including breadth, depth, and quality of products and solutions, ability to deliver financial and operational performance improvement through the use of products and solutions, quality and reliability of solutions, ease of use and convenience, brand recognition, price, and the ability to integrate our platform solutions with various EHR and PM systems and other new and existing technology, including AI. Some of our competitors have greater name recognition, longer operating histories, lower cost products and solutions, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or client requirements. In addition, current and potential competitors have established, and may in the future establish, strategic relationships with vendors of complementary products, solutions, technologies, or services to increase the availability of their products to the marketplace. Our competitors may have greater market share, larger client bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage.
Additionally, the pace of change in the revenue cycle technology market is rapid and there are frequent new solution introductions, solution enhancements, and evolving industry standards and requirements. We cannot guarantee that we will be able to upgrade our existing products and solutions, or introduce new products and solutions at the same rate as our competitors, or at all, nor can we guarantee that upgrades or new products and solutions will achieve market acceptance over or among competitive offerings, or at all.
We also may be subject to pricing pressures as a result of competition within the industry, among other factors. If we reduce our pricing in response to competitive pressure, our margins and results of operations will be adversely affected. Conversely, if we do not reduce our pricing, we could lose clients and be unable to attract new clients to our platform, which would adversely affect our business and our results of operations.
These competitive pressures could have a material adverse impact on our business, financial condition, and results of operations.

We must retain our existing clients and attract new clients.
Our business substantially depends on our ability to retain our existing clients and attract new clients. We expect to derive a significant portion of our revenue from renewal of existing clients’ contracts and sales of additional products and solutions to existing clients. As a result, achieving a high client retention rate, expanding within existing clients, and selling additional products and solutions are critical to our revenue. In addition, our ability to increase our client base will be critical to our future growth. In order to retain existing clients and attract new clients, we must provide solutions that enable our existing and prospective clients to simplify and improve the payment process, increase speed and efficiencies, and deliver exceptional client service.
Factors that may affect our client satisfaction, our ability to sell additional products and solutions to existing clients, and expand our client base include, but are not limited to, the following:
•
the performance and functionality of our platform;

•
our ability to deliver a high-quality client experience;

•
our ability to develop and sell complementary products and solutions;

•
the stability, performance, and security of our hosting infrastructure;

•
our ability to attract, retain, and effectively train sales and marketing personnel;

•
the delivery of products that are easy to use and deliver tangible value to clients;

•
changes in healthcare laws, regulations, or trends, and our ability to quickly adapt;

•
the business environment of our clients, including healthcare staffing shortages and headcount reductions by our clients;

•
the price of our products and solutions relative to our competitors;

•
our ability to integrate with EHR or PM systems; and

•
our ability to maintain and enhance our reputation and brand recognition.

Our clients have no obligation to renew their subscriptions for our platform solutions after the initial term expires, which is typically a two to three-year term. Our contracts generally provide for the automatic renewal for one-year subsequent terms, with the ability for our clients to terminate the contract with limited notice to us. Our clients’ renewal rates may fluctuate or decline because of several factors, including their satisfaction or dissatisfaction with our solutions and support, the prices of our solutions as compared to our competitors’ pricing, or reductions in our clients’ spending levels due to the macroeconomic environment or other factors. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients and may decrease our annual revenue. If our clients notify us of intent not to renew, renew their contracts upon less favorable terms, or at lower fee levels or fail to purchase new products and solutions from us, our revenue may decline, or our future revenue growth may be constrained.
We must be able to successfully execute on our business strategies in order to grow.
Our growth strategies include expanding our relationships with existing clients, growing our client base, deepening and expanding our relationships with strategic channel partners, innovating and developing adjacent solutions, and selectively pursuing strategic acquisitions. We are actively identifying growth and expansion opportunities in new markets, technology, or offerings, as well as exploring opportunities to increase our existing client base and cross-sell and upsell to our existing clients. To successfully execute on our growth initiatives, we will need to, among other things, successfully identify and execute on those opportunities and successfully identify, acquire, and integrate complementary businesses. We must also manage changing business conditions, anticipate and react to changes in the regulatory environment, and develop expertise in areas outside of our business’s historical core competencies. In addition, our future financial results will depend in part on our ability to profitably manage our business in new markets that we may enter. Failure to successfully address any of the foregoing risks could have a significant negative impact on our business, financial condition, and results of operations.

We must accurately assess the risks related to acquisitions and successfully integrate acquired businesses.
We have historically acquired, and in the future may acquire, businesses, technologies, product lines, and other assets. The successful integration of any businesses and assets we have acquired or may acquire may be critical to our business and growth strategy.
The amount and timing of the expected benefits of any acquisition, including potential synergies, are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:
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our ability to maintain relationships with the clients and suppliers of the acquired business;

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our ability to retain or replace key personnel of the acquired business;

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potential conflicts in payer, client, partner, vendor, or marketing relationships;

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our ability to coordinate organizations that are geographically diverse and may have different business cultures;

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the acceptance of acquired company clients of product upgrades and platform changes;

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the diversion of management’s attention to the integration of the operations of businesses or other assets we have acquired;

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difficulties in the integration or migration of IT systems, including secure data sharing across networks securely, and maintaining the security of the IT systems;

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incurrence of debt or assumption of known and unknown liabilities;

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write-off of goodwill, client lists, and amortization of expenses related to intangible assets; and

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compliance with regulatory, contracting, and other requirements, including internal control over financial reporting.

We cannot guarantee that any acquired businesses, technologies, services, product lines, or other assets will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements, or cost savings could have a material adverse impact on our business, results of operations, or financial condition. Although we attempt to evaluate the risks inherent in each transaction and evaluate acquisition candidates appropriately, we may not properly ascertain all risks and the acquired businesses or other assets may not perform as expected or enhance our value as a whole. Acquired businesses also may have larger than expected liabilities that are not covered by the indemnification, if any, that we are able to obtain from the sellers. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and growth strategies could be negatively affected.
Our business depends on our ability to establish and maintain strategic relationships.
We depend on strategic relationships, and if we lose any of these strategic relationships or fail to establish additional relationships, or if our relationships fail to benefit us as expected, this could materially and adversely impact our business, financial condition, and operating results. For example, our solutions are integrated with many EHR and PM solutions offered by providers with whom we have a strategic relationship. Our ability to form and maintain these relationships in order to facilitate the integration of our platform into the EHR and PM systems used by our clients and their patients is important to the success of our business. If providers of EHR or PM solutions amend, terminate, or fail to perform their obligations under their agreements with us, we may need to seek other ways of integrating our platform with the EHR and PM systems of our clients, which could be costly and time consuming, and could adversely affect our business results.
In addition, we have entered into contracts with channel partners to market and sell certain of our solutions, which are generally on a non-exclusive basis. However, under contracts with some channel partners, we may be bound by provisions that restrict our ability to market and sell solutions to potential clients. Our arrangements with some of these channel partners involve negotiated payments to them based on percentages of revenue our common clients generate. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, channel partners may not be motivated to work with us at the levels initially contemplated. The success of these partnerships will depend in part upon the channel partners’ own competitive, marketing, and strategic considerations, including the relative advantages of using alternative solutions being developed and marketed by them or by competitors. If channel partners are unsuccessful in marketing our solutions or seek to amend the terms of their contracts, we may need to broaden our marketing efforts and alter our strategy, which may divert planned efforts and resources from other projects and may increase our costs. In addition, as part of the packages these channel partners sell, they may offer a choice to end-users between our solutions and similar solutions offered by competitors or by the channel partners directly. If our solutions are not chosen or renewed by existing channel partner end-users, revenue we earn via our channel partner relationships will decrease. Significant changes in the terms of our agreements with channel partners may also have an adverse effect on our ability to successfully market our solutions.
Our revenues rely, in part, on the growth and success of our clients and overall healthcare transaction volumes, which are subject to factors outside of our control.
We enter into agreements with our clients, under which a significant portion of our fees may be variable, including fees which are dependent upon the number of add-on features that our clients choose to subscribe to and the utilization of our solutions. These fees, above contractual minimums, are generally not required to be paid in the absence of healthcare transactions. Therefore, if there is a general reduction in patient visits, it may result in a reduction in fees generated from our clients or a reduction in the number of add-on features subscribed for by our clients. Our revenue can also be adversely affected by the impact of lower than normal healthcare utilization trends and other negative economic factors such as higher unemployment. For example, weakened economic conditions or a recession could reduce the amounts patients are willing or able to spend on healthcare services. Further, the number of patients utilizing our patient payment solutions, and the amounts those patients pay directly to our clients for services, is often impacted by factors outside of our control, such as the number of patients with high deductible health plans. The growth and success of our clients could also be impacted by changes in governmental policies and regulations, such as the creation of any future government single-payer system, which would have a significant adverse impact on our business.
For these reasons, revenue under these agreements can be uncertain and unpredictable, and if the associated transaction volumes were reduced by a material amount, such decrease would lead to a decrease in our revenue, which could harm our business, financial condition, and results of operations.
Consolidation in the healthcare industry could adversely impact our business, financial condition, and operating results.
Many healthcare provider organizations are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and solutions like ours will become more intense, and the importance of establishing and maintaining relationships with key industry participants will increase. These industry participants may try to use their market power to negotiate price reductions for our products and solutions. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for our products. Such consolidation may also lead integrated delivery systems to require newly acquired physician practices to replace our product with that already in use in the larger enterprise. In addition, vertical integration whereby healthcare provider organizations acquire EHR, PM, revenue management cycle, or similar systems may make it more challenging to establish new relationships with such providers or may lead to such provider organizations replacing our solutions with those offered by systems that they acquire. Any of these factors could materially and adversely impact our business, financial condition, and operating results.
We face a selling cycle of variable length to secure new client agreements.
We face a selling cycle of variable length, which can span from weeks to 18 months or longer, to secure a new agreement with a client. We invest a substantial amount of time and resources on our sales efforts without any assurance that our efforts will produce sales. Even if we succeed at completing a sale, we may be unable to predict the size of the initial arrangement until very late in the sales cycle. We expend time and resources as part of our sales effort, and we may not recognize any revenue to offset such expenditures in the same period, particularly for longer sales cycles. We cannot accurately predict the timing of entering into agreements with new clients due to the complex procurement decision processes of many healthcare providers, which often involves high-level management or board committee approvals that can be delayed due to factors beyond our and their control. Due to our variable selling cycle length, we have only a limited ability to predict the timing of specific new client relationships, which affects our ability to predict future revenues and cash flows.
We face an implementation cycle that is dependent on our clients’ timing and resources.
We face an implementation cycle that is dependent on our clients’ timing, which may pose scheduling challenges, and our clients’ resources, which may be constrained or significantly diverted to larger projects, each of which can impact timing of implementation of our solutions. Providers are faced with labor-intensive, manual tasks as well as disconnected systems and tools, compounded by broad workforce shortages and high staff turnover rates, which can further limit their resources and ability to implement our solutions. Implementation of our solutions may also require other technology implementation or process changes by the client. If implementation periods are delayed or extended, our ability to generate revenue from these solutions would also be delayed even though we have expended time and resources in the implementation of such solutions. Even if implementation has begun, there can be no assurance that we will recognize revenue on a timely basis or at all from our efforts, and any revenue may not be recognized during the same period in which we incur implementation expenses.
We depend on our senior management team and certain key employees and must continue to attract and retain highly skilled employees.
Our success depends, in part, on the skills, working relationships, and continued services of Matthew Hawkins (our Chief Executive Officer), the senior management team, and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, our hybrid work environment could make it difficult to manage our business and adequately oversee our employees and business functions, potentially resulting in harm to our company culture, increased employee attrition, and the loss of key personnel.
We must attract, train, and retain a significant number of highly skilled employees, including sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel, and management personnel, and the availability of such personnel, in particular software engineers, may be constrained. We also believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new clients and to manage our existing client base. If we are unable to hire and develop sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our products and solutions will suffer and our growth will be impeded.
Competition for qualified management and employees in our industry is intense and identifying and recruiting qualified personnel and training them requires significant time, expense, and attention. Many of the companies with which we compete for personnel have greater financial and other resources than we do. While we have entered into offer letters or employment agreements with certain of our executive officers, all of our employees are “at-will” employees, and their employment can be terminated by us or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights. The departure and replacement of one or more of our executive officers or other key employees would likely involve significant time and costs, may significantly delay or prevent the achievement of our business objectives, and could materially harm our business. In addition, volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.
The estimates and assumptions we use to determine the size of our total addressable market may prove to be inaccurate.
Market estimates and growth forecasts that we disclose are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts relating to the size and expected growth of the market for our products and solutions may prove to be inaccurate. These estimates and forecasts may be impacted by economic uncertainty that is outside our control, including macroeconomic trends such as domestic supply chain risks, inflationary pressure, interest rate increases, and declines in consumer confidence that impact our clients. While we believe the information on which we base our total addressable market and the underlying estimates and assumptions is generally reliable, such information is inherently imprecise. We cannot assure you that these assumptions will prove to be accurate.
Risks related to our products and solutions
We may not be able to develop and market new solutions, or enhance our existing solutions, to respond to technological changes or evolving industry standards.
The markets in which we operate are characterized by rapid technological and regulatory change, evolving industry standards, and increasingly sophisticated client needs. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. In addition, clients may request that solutions be customized to satisfy particular security protocols, modifications, and other contractual terms in excess of industry norms and standard configurations. In order to compete successfully, we must keep pace with our competitors in anticipating and responding to these rapid changes and evolving client demands. Our future success will depend, in part, upon our ability to enhance and improve the functionality of our existing solutions (including the successful continued deployment of the use of AI in our products and solutions) and develop and introduce in a timely manner or acquire new solutions that keep pace with technological and regulatory developments and industry requirements, satisfy increasingly sophisticated client requirements, and achieve market acceptance. Because some of our solutions are complex and require rigorous testing, development cycles can be lengthy, depending upon the solution and other factors. Our estimates of research and development expenses may be too low, our revenue may not be sufficient to support the future product development that is required for us to remain competitive, and development cycles may be longer than anticipated. Further, there is no assurance that research and development expenditures will lead to successful solutions or enhancements to our existing solutions. In addition, technological advances also may result in the downward pricing pressures, which could result in us losing sales unless we lower the prices we charge or provide additional efficiencies or capabilities to the client.
In addition, because some of the software and systems that we use to provide solutions to clients are inherently complex, changing, updating, enhancing, or creating new versions of our solutions or the software or systems we use to provide our solutions introduces a risk of errors or performance problems. These updates and enhancements also require training and support to effectively implement, and our clients may have difficulties doing so. If significant problems occur as a result of these changes, we may fail to meet our contractual obligations to clients, which could result in claims being made against us or in the loss of client relationships.
If we are unable, for technological or other reasons, to develop or acquire on a timely and cost-effective basis new software solutions or enhancements to existing solutions or if such new solutions or enhancements do not achieve market acceptance or are not properly implemented, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our offerings, our business, financial condition, and results of operations could be adversely affected.
Our business depends on the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures.
Our solutions must interoperate, connect, and integrate with our clients’ and their vendors’ existing infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products and solutions from multiple vendors, and contain multiple generations of products that have been added to that infrastructure over time. Some of the technologies supporting our clients and their vendors are constantly evolving and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. In addition, our clients and their vendors may implement new technologies into their existing networks and systems infrastructures that may not immediately interoperate with our solutions. Our continued success will depend on our ability to adapt to changing technologies, manage, and process ever-increasing amounts of data and information and improve the performance, features, and reliability of our solutions in response to changing client and industry demands. If we encounter complications related to network configurations or settings, we may have to modify our solutions to enable them to interoperate with our clients’ and their vendors’ networks and manage clients’ transactions in the manner intended. For example, if clients or their vendors implement new encryption protocols, it may be necessary for us to obtain a license to implement or interoperate with such protocols, and there can be no assurance that we will be able to obtain such a license on acceptable terms, if at all. On the other hand, any new or enhanced technologies that we employ must be accepted by our clients’ and their vendors’ existing infrastructures and be able to be integrated with their platforms and solutions. For example, we use automated software applications or “bot” technology and Application Interface (“API”) technology in a number of our solutions. Certain of our clients’ platforms may not support those technologies or functionalities for various reasons, which would adversely impact connectivity of our solutions. Any of these difficulties could delay or prevent the successful design, development, testing, introduction, or marketing of our solutions.
Further, because our solutions are interoperated and integrated, any disruption to our clients’ and their vendors’ networks and infrastructures, such as those of the EHR and PM vendors of our clients, could cause our solutions to become unavailable.
As a consequence of any of the foregoing, our ability to sell our solutions may be impaired, which could have a material adverse impact on our business, results of operations, or financial condition.
The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructure, none of which are under our control.
Our business and ability to provide our products and solutions is highly dependent upon the reliable performance of our platform and the underlying network and server infrastructure, including the performance and reliability of internet, mobile, and other infrastructures that are not under our control. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, and security for providing reliable internet access and services and reliable mobile device, and telephone all at a predictable and reasonable cost. We have experienced and expect that we will experience interruptions and delays in services and availability from time to time.
We serve our clients primarily from third-party data-hosting facilities. These facilities are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. Their systems and servers could also be subject to software and hardware errors, hacking, ransomware, viruses, and other disruptive problems or vulnerabilities. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at the facilities could result in lengthy interruptions in our solutions. Although we have instituted disaster recovery arrangements, in certain cases, we do not maintain redundant systems or facilities. In the event of a catastrophic event, we may experience an extended period of system unavailability, which could negatively impact our relationship with users or clients.
Any disruption in network access or telecommunications could significantly harm our business. Almost all access to the internet is maintained through telecommunication operators who have significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform. Disruptions in internet infrastructure, cloud-based hosting, or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and solutions could temporarily disrupt or shut down our business. The insurance coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.
Further, the reliability and performance of the internet may be harmed by increased usage or by denial-of-service attacks. The internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of internet usage as well as the availability of the internet to us for delivery of our products and solutions. Finally, recent changes in law could impact the cost and availability of necessary internet infrastructure. Increased costs and/or decreased availability would negatively affect our results of operations.
Our business would be adversely affected if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions.
Our business relies in part on our ability to obtain, process, monetize, use, disclose, and distribute highly regulated data in the healthcare and technology industries in a manner that complies with applicable laws, regulations, and contractual and technological restrictions. The failure by us or our data suppliers, processors, partners, and vendors to obtain, provide, maintain, use, and disclose data in a compliant manner could have a harmful effect on our ability to use and disclose data which in turn could impair our functions and operations, including our ability to share data with third parties or incorporate it into our product offerings. In addition, the processing, use, disclosure, and distribution of data may require us or our data suppliers, processors, partners, and vendors to obtain consent from third parties or follow additional laws, regulations, or contractual and technological restrictions that apply to the healthcare industry. These requirements could interfere with or prevent creation or use of rules and analyses or limit other data-driven activities that benefit us. Moreover, due to lack of valid notice, permission, authorization, consent, or waiver, we may be subject to claims or liability for use or disclosure of information. We have policies and procedures in place to address the proper handling, use, and disclosure of data, but could face claims that our practices occur in a manner not permitted under applicable laws or our agreements with or obligations to data providers, individuals, or other third parties. These claims or liabilities and other failures to comply with applicable requirements could damage our reputation, subject us to unexpected costs, and could have a material adverse impact on our business, results of operations, or financial condition. See “Risks related to information technology systems, cybersecurity, data privacy, and intellectual property—Privacy concerns or security breaches or incidents relating to our platform could result in economic loss, damage to our reputation, deter users from using our products, expose us to legal penalties and liability, and otherwise adversely affect our business” and “Risks related to legal and governmental regulation—We are subject to health care laws and data privacy and security laws and regulations governing our Processing of personal information, including protected health information (“PHI”), personal health records, and payment card data.”
Additionally, to the extent we are permitted to de-identify personal information, including PHI, and use and disclose such de-identified information for our purposes, we must determine whether such PHI has been sufficiently de-identified to comply with our contractual obligations and the privacy standards under HIPAA. Such determinations may require complex factual and statistical analyses and may be subject to interpretation. Accordingly, we may be subject to claims or liability for failure to sufficiently de-identify data to comply with the HIPAA privacy standards and our contractual obligations. These claims or liabilities could damage our reputation, subject us to unexpected costs and could have a material adverse impact on our business, results of operations, or financial condition. If we are unable to properly protect the privacy and security of PHI entrusted to us, we could be found to have breached our contracts with our clients and be subject to investigation by the U.S. Department of Health and Human Services (“HHS”), Office for Civil Rights (“OCR”), or other governmental or regulatory authorities. In the event OCR or other governmental or regulatory authorities find that we have failed to comply with applicable privacy and security standards, we could face civil and criminal penalties. Additionally, in recent years, consumer advocates, media, and elected officials increasingly and publicly have criticized companies in data-focused industries regarding the Processing of personal information, including the licensing of de-identified information, by such companies. Concerns about our practices with regard to the Processing or security of PHI, personal information, the licensing of de-identified information, or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our business, results of operations, or financial condition.
We rely on certain third-party vendors and providers.
We have entered contracts with third-party providers to provide critical services relating to our business, including clearinghouse systems and payment processing services. We primarily use clearinghouse systems for our claims and payer payment management solutions to facilitate data exchanges between providers and payors in connection with the reimbursement process, and use payment processing services in our patient financial care solutions to facilitate patient payments to their providers. We also rely on third-party data providers to enable us to deliver automated eligibility and benefits verification as part of our financial clearance solutions , as well as third parties who print and deliver paper statements to patients as part of our patient financial care solution. We also use various third-party vendors, such as software as a service and infrastructure as a service, cybersecurity solutions, and cloud based hosting of our proprietary solutions. We rely on hosted software as a service applications from third parties to operate critical functions of our business, including enterprise resource planning, order management, contract management billing, accounting, human resources, and other operational activities. We also rely third parties with respect to internet, mobile, and other infrastructure as described under “—The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructure, none of which are under our control” below.
Our dependence on these third parties to support key functions of our business creates numerous risks, in particular, the risk that we may not maintain service quality, control, or effective management with respect to these operations, which, among other things, could result in our inability to meet certain obligations to our clients. For example, if our clearinghouse partners experience a disruption to their system, this could significantly adversely impact the availability and functionality of our claims management suite and, among other things, could cause us to be in breach of certain client contracts. In the event that these service providers fail to maintain adequate levels of support, do not provide high quality service, increase the fees they charge us, discontinue their lines of business, terminate our contractual arrangements, or cease or reduce operations, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations and our ability to provide our products and solutions, divert management’s time and resources, and cause us to fail to meet required service levels stipulated in our client contracts.
Our reputation and our clients’ willingness to purchase our products and partners’ willingness to use our products depend, in part, on our third-party providers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. If our third-party providers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations. The ability of our third-party providers to effectively satisfy our business requirements could also be impacted by financial difficulty of our third-party providers or damage to their operations caused by fire, terrorist attack, natural disaster, or other events.
Any termination of our agreements with, or disruption in the performance of, one or more of these service providers could result in disruption or unavailability of our platform, and harm our ability to continue to develop, maintain, and improve our products, as well as harm our brand and reputation. While we have entered into agreements with these third-party service providers, they have no obligation to renew their agreements on similar terms or on terms that we find commercially reasonable, or at all. Identifying replacement third-party service providers, and negotiating agreements with them, requires significant time and resources. If any one of our material third-party service provider’s ability to perform their obligations was impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms, and we may not be able to meet the full demands of our clients within the time periods expected, or at all.
Any errors or malfunctions in our products and solutions could result in liability to our clients.
Our products and solutions are used to help simplify the payment process for healthcare providers. If our products and solutions fail to provide accurate and timely information or are associated with errors or malfunctions, then our clients could assert claims against us that could result in substantial costs to us, harm our reputation in the industry, and cause demand for our products and solutions to decline. Although we attempt to limit by contract our liability for damages, the allocations of responsibility and limitations of liability set forth in our contracts may not be enforceable or may not otherwise sufficiently protect us from liability for damages. In certain circumstances, we may also be liable for the acts or omissions of others, such as our vendors or suppliers. On occasion, we enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The terms of these indemnification agreements are generally perpetual. See “Business—Indemnification and insurance.”
Moreover, our products and solutions may contain defects, errors, bugs, vulnerabilities, or failures that are not detected until after the software is introduced or updates and new versions are released. From time to time we have discovered defects, errors, bugs, vulnerabilities, or failures in our software, and such defects, errors, bugs, vulnerabilities, or failures can be expected to occur in the future. Defects, errors, bugs, vulnerabilities, or failures that are not timely detected and remedied could expose us to risk of liability to our clients and cause delays in introduction of new solutions, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or client satisfaction with our solutions, and harm our brand and reputation.
In addition, we create rules within our products and solutions based on payers’ authorization policy documents, and which may be used for financial recovery by our clients. These policies and related legal requirements can be complex and are subject to frequent changes. If such rules are inaccurate or contain errors, or if we fail to timely update our rules to reflect any changes in policies or requirements, then we may be subject to liability. If any of these risks occur, they could materially adversely affect our business, financial condition, or results of operations.
Failure by our clients to obtain proper permissions or provide us with accurate and appropriate information may result in claims against us or may limit or prevent our use of information.
To the extent we are not otherwise permitted to use and/or disclose client information, we require our clients to provide necessary notices and obtain necessary permissions, consents, and authorizations for the use and disclosure of the information that we receive from our solutions. We then provide patient information to third parties, pursuant to patient permissions, consents, and authorizations that permit the third parties to collect such information, and such patient information may be aggregated or combined with other data sources to gain additional insights from such patient information. Such patient information may also be anonymized/de-identified and sold to or collected by a data aggregator.
If our clients do not provide necessary notices or obtain necessary permissions, consents, or authorizations, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by federal or state privacy or other laws. Such failures by our clients could impair our functions, processes, and databases that reflect, contain, or are based upon such information. In addition, such failures by our clients could interfere with or prevent creation or use of rules, analyses, or other data-driven activities that benefit us or make our solutions less useful. Accordingly, we may be subject to claims or liability for inaccurate claims data submitted to payers, inaccurate or incomplete billing and coding claims or for use or disclosure of information by reason of lack of valid notice, permission, consent, or authorization. These claims or liabilities could damage our reputation, subject us to unexpected costs, and could have a material adverse impact on our business, results of operations, or financial condition.
Certain of our solutions present the potential for embezzlement, identity theft, or other similar illegal behavior by our employees or vendors and a failure of our employees or vendors to observe quality standards or adhere to environmental, social, and governance standards could damage our reputation.
As a payments facilitator, we handle payments from payers and from patients for many of our provider clients and are in possession of payment card information and banking account information. Even when we do not facilitate payments, our solutions also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or vendors or other bad actors does not comply with the law or engages in unethical conduct, such as taking, converting, or misusing funds, documents, or information, or if we experience a data breach creating a risk of identity theft, we could be liable for damages, and our reputation could be damaged or destroyed.
In addition, we could be perceived to have facilitated or participated in illegal misappropriation of funds, documents, or data and, therefore, be subject to civil or criminal liability. Federal and state regulators may take the position that a data breach or misdirection of data constitutes an unfair or deceptive act or trade practice. We also may be required to notify individuals affected by any data breaches. Further, a data breach or similar incident could impact the ability of our clients that are creditors to comply with the federal “red flags” rules, which require the implementation of identity theft prevention programs to detect, prevent, and mitigate identity theft in connection with client accounts. Any such data breach could have an adverse impact on our business, results of operations, and reputation.
We must comply with the applicable rules of the National Automated Clearing House Association (“NACHA”), and we, our clients, and our sales partners must comply with the applicable requirements of card networks.
We provide payments solutions for the secure processing of patient payments. Our payment processing tools can connect to multiple financial services providers and acquiring banks and can also connect directly with patients. We have developed partnerships with ACH operators and primary credit card processors to facilitate payment processing as a third-party sender for patient payments as well as funds disbursements to healthcare providers, and we are registered with numerous card networks as a service provider (payment facilitator or the equivalent) for acquiring banks. The NACHA and these card networks set the operating rules and standards with which we must comply. The termination of our status as a third-party sender or a decision by NACHA to bar us from serving as such, the termination of our status as a certified service provider or a decision by the card networks to disallow payment facilitators or bar us from serving as such, or any changes in NACHA or card network rules or standards, including interpretation and implementation of the operating rules or standards, that increase the cost of doing business or limit our ability to provide payment processing solutions to our clients, could adversely affect our business, financial condition, or results of operations.
In addition, we and our clients are subject to card network rules that could subject us or our clients to a variety of fines or penalties that may be levied by card networks for certain acts or omissions by us or our clients. If a client or sales partner fails to comply with the applicable requirements of card networks, we could be subject to a variety of fines or penalties that may be levied by card networks. We may have to bear the cost of such fines or penalties if we cannot collect them from the applicable client or sales partner, resulting in lower earnings or losses for us. Our violation of the network rules may result in the termination or suspension of our registration with the affected network. The termination of our registration, including a card network barring us from acting as a payment facilitator, or any changes in card network rules that would impair our registration, could require us to stop providing payment solutions relating to the affected card network, which would adversely affect our ability to conduct our business.
In addition, the rules of card networks are set by their boards, which may be influenced by card issuers. Many banks directly or indirectly sell payment processing services to clients in competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members, including us.
We are subject to increases in card network fees and other changes to fee arrangements.
From time to time, card networks, including Visa, MasterCard, American Express, and Discover, increase the fees that they charge, which are indirectly passed down to payment facilitators like us. Although we may attempt to pass these increases along to our clients, this may result in the loss of clients to our competitors that do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our clients in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and adversely impact our results of operations.

Further, any future regulations on processing rates being capped when applied to transaction refunds could have a negative impact on our business. A provision of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) known as the Durbin Amendment empowered the Federal Reserve Board to establish and regulate a cap on the interchange fees that merchants pay banks for electronic clearing of debit card transactions. The final rule implementing the Durbin Amendment established standards for assessing whether debit card interchange fees received by debit card issuers were reasonable and proportional to the costs incurred by issuers for electronic debit transactions, and it established a maximum permissible interchange fee that an issuer may receive for an electronic debit transaction, limiting the fee revenue to debit card issuers and payment processors. To the extent that HSA-linked payment cards and other exempt payment cards used on our platform (or their issuing banks) lose their exempt status under the current rules or if the current interchange rate caps applicable to other payment cards used on our platform are increased, any such amendment, rule-making, or legislation could increase the interchange fees applicable to payment card transactions processed through our platform. As a result, this could decrease our revenue and profit and could have a material adverse effect on our financial condition and results of operations.
We are subject to the effect of payer and provider conduct which we cannot control.
We offer certain electronic claims submission products as part of our platform. While we have implemented certain product features designed to maximize the accuracy and completeness of claims submissions, these features may not be sufficient to prevent inaccurate claims data from being submitted to payers. Should inaccurate claims data be submitted to payers due to errors and omissions by Waystar, we may be subject to liability claims. Electronic data transmission services are offered by certain payers to healthcare providers that establish a direct link between the provider and payer. This process could reduce revenue to vendors such as us. A significant increase in the utilization of direct links between providers and payers would reduce the number of transactions that we process and for which we are paid, resulting in a decrease in revenue and an adverse effect on our financial condition and results of operations.
Risks related to information technology systems, cybersecurity, data privacy, and intellectual property
We and our vendors are subject to attacks of such information technology systems, including cyber-attacks, security breaches, or other incidents impacting the information Processed through our platform.
We collect, create, receive, maintain, process, use, transmit, disclose, transfer, alter, and store (collectively, “Process”) significant amounts of personal information of patients received in connection with the utilization of our platform and otherwise in connection with the operation of our business, and other sensitive, confidential, and proprietary information such as payment data and PHI. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals, including state-sponsored organizations, with a wide range of motives and expertise. In addition to extracting personal information and other sensitive or confidential information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, security, and availability of our information or information technology systems. The prevalent use of mobile devices also increases the risk of data security incidents. Further, like all internet-based solutions, our solutions are vulnerable to software bugs, computer viruses, malware, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data, or the unauthorized acquisition of or access to data. While we believe we have taken reasonable steps to protect such data, techniques used to gain unauthorized access to or acquisitions of data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access, acquisitions of, or other adverse impacts to such data or our systems. The risk of state-supported and geopolitical-related cyber-attacks may increase in connection with the war in Ukraine and any related political or economic responses and counter-responses. In addition, competitors in our industry have suffered succesful cyberattacks in the past, which may lead to us facing additional scrutiny, and we may face similar attacks ourselves. We may not discover all such incidents or activity or be able to respond or otherwise address them promptly, in sufficient respects or at all. Any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products, or failure to prevent software bugs and other corruptants such as those listed above, to the satisfaction of our clients or their patients, may harm our reputation and our ability to retain existing clients, negatively affect our clients and their patients, and adversely impact our business, results of operations, and financial condition.
In addition, some of our third-party service providers and vendors also Process our personal information and other sensitive information such as our clients’ data on our behalf. These service providers and vendors are subject to similar threats of cyber-attacks, security incidents, and other malicious internet-based activities, which could also expose us to risk of loss, litigation, potential liability, and/or other costs. We may have limited insight into the data privacy or security practices of third-party vendors and providers, including as it relates to our AI algorithms. We have also acquired and may continue to acquire companies that are vulnerable to cyber-attacks and security incidents and breaches, and we may be responsible for any such attacks, incidents, and breaches of these newly acquired companies.
Further, the security systems in place at our employees’, vendors’, and service providers’ offices and homes may be less secure than those used in our offices, and while we have implemented technical, physical, and administrative safeguards to help protect our systems when our employees, vendors, and service providers work from their offices, homes, and other remote locations, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will ultimately be effective or that we will not encounter risks associated with employees, vendors, and service providers accessing company data and systems remotely. If an actual or perceived breach of security occurs to our systems or a third-party’s systems, we could be required to expend significant resources to mitigate the breach of security, pay any applicable fines, and address matters related to any such breach, including notifying impacted individuals or regulators, making public disclosures, and addressing reputational harm.
Any theft, loss, or misappropriation of, or access to, clients’, or other proprietary data, or other breach of our third-party service providers’ or vendors’ information technology systems could result in fines, legal claims, or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation, and expose us to claims from clients, individuals, and others, any of which could have a material adverse effect on our business, financial condition, and results of operations.
The costs of mitigating data security risks are significant and are likely to increase in the future. Although we carry cybersecurity insurance, we cannot ensure our limits are sufficient to cover us against all potential losses for damages or fines in an amount exceeding our policy.
Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity.
There are numerous U.S. federal, state, local, and international laws and regulations regarding privacy, data protection, and cybersecurity that govern the Processing of personal information and other information. The scope of these laws and regulations is expanding and evolving, subject to differing interpretations, may be inconsistent among jurisdictions, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and cybersecurity.
For example, the California Consumer Privacy Act of 2018 (the “CCPA”) took effect on January 1, 2020, which broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for certain violations. Furthermore, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (the “CPRA”), which amended and expanded the CCPA with additional data privacy compliance requirements and established a regulatory agency dedicated to enforcing those requirements. Additional states, such as Virginia, Colorado, Connecticut, Iowa, Utah, and others have since also passed comprehensive state privacy laws that may impose additional obligations and requirements on our business.
Data privacy laws and regulations are constantly evolving and can be subject to significant change and/or interpretive application, and new laws and regulations continue to be proposed. For example, on April 7, 2024, Members of Congress released a discussion draft of a national privacy bill with bipartisan and bicameral support, which is known as the American Privacy Rights Act (“APRA”). APRA would address sensitive data, including health, biometric, and genetic data, and would impose transparency and data minimization obligations on covered entities, including businesses subject to the authority of the Federal Trade Commission (the “FTC”). APRA would also create new consumer data protections, including new federal rights for consumers such as the right to access, correct, and delete covered data and the right to opt-out of targeted advertising. Congress is holding hearings on the draft legislation, which, if passed, would result in new compliance obligations with respect to covered data, including information that identifies or is linked or reasonably linkable to an individual, alone or in combination with other information. We do not yet know if and how such new laws might impact us.
In addition, varying jurisdictional requirements could increase the costs and complexity of our compliance efforts and violations of applicable data privacy laws can result in significant penalties. Any failure, or perceived failure, by us to comply with applicable data protection or other laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Several of these new laws, including the CCPA, require us to allow individuals to opt-out of the use of their personal information for targeted advertising, which may impact our marketing strategy. Additionally, businesses are legally required to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are not all consistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. We may also be contractually required to indemnify and hold harmless clients from the costs or consequences of non-compliance with any laws, regulations, or other legal obligations relating to data privacy or health care laws or any inadvertent or unauthorized Processing of personal information or PHI that we store or handle as part of operating our business. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. See “Risks related to legal and governmental regulation—We are subject to health care laws and data privacy and security laws and regulations governing our Processing of personal information, including PHI, personal health records, and payment card data” below for further discussion.
If our intellectual property rights are not adequately protected and enforced, we may not be able to build name recognition or protect our technology and products.
Our business depends on proprietary technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, copyright, and other intellectual property laws, confidentiality procedures, and contractual provisions to protect our intellectual property rights in our proprietary technology, content, and brand. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent, and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret, and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of asserting our rights against third parties. Further, these measures may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and assert our rights in such intellectual property against third parties, our brand, competitive position, and business could be harmed, as third parties may be able to dilute our brand or commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain products and solutions, or other competitive harm.
Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and solutions, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect or enforce our intellectual property rights could result in harm to our brand or our ability to compete and reduce demand for our technology and products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our products and solutions rely on technologies and software developed by or licensed from third parties. Any disruption or disturbance in such third-party products or services, which we have experienced in the past and may experience again in the future, could interrupt the operation of our platform, and could cause us to be in breach of contracts with our clients. We may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.
Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain, and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.
Our business depends on our ability to use or license data and integrate third-party technologies.
We depend upon licenses from third parties for some of the technology and data used in our products and solutions, and for some of the technology platforms upon which these products and solutions are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our products and solutions. In addition, we obtain a portion of the data that we use from government entities and public records for specific client engagements. We believe that we have all rights necessary to use the data that is incorporated into our products and solutions. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated products and solutions. In addition, our ability to use data to support existing products and solutions and to develop new products and solutions is largely dependent upon the contractual rights we secure. For example, certain of our products depend on maintaining our data and analytics platform, which is populated with data disclosed to us by healthcare providers and payers with their consent. If these providers and/or payers revoke their consent for us to maintain, use, de-identify, and share this data, consistent with applicable law, our data assets could be degraded.
In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and solutions. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our offerings, our ability to provide products and solutions to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.
We also integrate into our proprietary products and solutions and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure.

Some of this software is proprietary and some is open source software. Our use of third-party technologies and open source software exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our platform, the diversion of our resources from development of our own proprietary technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary products and solutions. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.
Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.
Our use of “open source” software could adversely affect our ability to offer our products and solutions and subject us to possible litigation.
We have in the past incorporated and may in the future incorporate certain open source software into our products and solutions. Open source software is licensed by its authors or owners under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products and solutions that incorporate such open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. In addition, the use of third-party open source software could expose us to greater risks than the use of third-party commercial software to the extent open-source licensors do not provide warranties or controls on the functionality or origin of the software equivalent to those provided by third-party commercial software providers. Further, the public availability of open source software may make it easier for attackers to target and compromise our platform through cyber-attacks. Open sourcing such software requires us to make the source code publicly available, and therefore can limit our ability to protect our intellectual property rights with respect to that software. From time to time, companies that use open source software have faced claims challenging the use of open source software or compliance with open source license terms. Furthermore, there is an increasing number of open source software license types, many of which have not been tested in a court of law. We could be subject to suits by parties claiming copyright infringement or noncompliance with open source licensing terms. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition, and results of operations and could help our competitors develop products and solutions that are similar to or better than ours.
Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights.
Our commercial success depends on our ability to develop and commercialize our products and solutions and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. However, from time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. As the market for healthcare technology solutions in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, so-called non-practicing entities collect patents and make claims of infringement in an attempt to extract settlements from companies like ours. We have faced such claims, although we do not believe they are material, and may attract such claims in the future. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties.
It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our solutions and technology while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and solutions. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees, or grant cross-licenses to intellectual property rights for our products and solutions. We may also have to redesign our products or solutions so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms, or obtain similar technology from another source, our revenue and earnings could be adversely impacted.
Further, some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. And even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.
We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.
We receive confidential and proprietary information from third parties in connection with the operation of our business. In addition, we may employ individuals who were previously employed at other technology companies, including our competitors. We may be subject to claims that us or our employees, consultants, or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ or contractors’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of employees, consultants, or others who are involved in developing our solutions. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. In addition to paying monetary damages, if we fail in defending against any such claims we may lose our rights therein, which could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Risks related to legal and governmental regulation
We conduct business in a heavily regulated industry.
Our current and future arrangements with our channel partners, healthcare professionals, consultants, clients, and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute (the “AKS”) and state kickback laws, the federal civil and criminal false claims laws, civil monetary penalties laws, the Stark Law, HIPAA, and the regulations promulgated under such laws. These laws impact, among other things, proposed sales, marketing, and educational programs, and other interactions with healthcare professionals and provider clients. For more information regarding the risks related to these laws and regulations please see “Business—Regulation—Healthcare fraud and abuse provisions.”
These laws are complex, may change rapidly, and the scope and enforcement and application of each of these laws to our specific services and relationships may not be clear and may be applied to our business in ways we do not anticipate. Federal and state regulatory and law enforcement authorities continue to focus on enforcement activities with respect to Medicare, Medicaid, other government and third-party payor programs, and other healthcare reimbursement laws and rules in an effort to reduce overall healthcare spending. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Because of the breadth of these laws and the narrowness of their statutory or regulatory exceptions and safe harbors, some of our business activities may be subject to challenge under one or more of them. In addition, new and evolving payment structures, for example, such as accountable care organizations and other arrangements involving combinations of healthcare providers who share savings, potentially implicate anti-kickback and other fraud and abuse laws. The government has prosecuted revenue cycle management service providers for causing the submission of false or fraudulent claims in violation of the federal civil False Claims Act, 31 U.S.C. § 3729 et seq. (the “FCA”), and vendors of EHR software for, among other things, misrepresenting the capabilities of their software and payment of kickbacks to certain customers in exchange for promoting their products in violation of the AKS and the FCA. Errors created by our platform and our proprietary products and solutions that relate to entry, formatting, preparation, or transmission of claims, reporting of quality or other data pursuant to value-based purchasing initiatives, or cost report information may be alleged or determined to cause the submission of false claims or otherwise be in violation of these laws. As we continue to build new and evolving technologies, such as AI, machine learning, analytics, and biometrics, into our products and solutions, our business may become subject to additional complex and evolving regulatory requirements pertaining to the sale or use of these technologies. The sale of these technologies, or their use by us or by our clients or partners, may also subject us to additional risks, including reputational harm, competitive harm, or legal liabilities.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. Achieving and sustaining compliance requires us to implement controls across our entire organization which may prove costly and challenging to monitor and enforce. The risk of our being found in violation of healthcare laws and regulations is increased by the fact that their provisions are sometimes open to a variety of interpretations. We cannot assure you that our arrangements and activities will be deemed outside the scope of these laws or that increased enforcement activities will not directly or indirectly have a material adverse effect on our business, financial condition, or results of operations.
It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil, and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, disqualification from providing services to healthcare providers doing business with government programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, requirements to change or terminate some portions of our operations or business, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If we are determined to have violated any of these laws, we may be required to give our clients the right to terminate our services agreements with them and/or required to refund portions of our base fee revenues and incentive payment revenues, any of which could have a material adverse effect on our business and results of operations. Likewise, if any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment as well. Any violations by, and resulting penalties or exclusions imposed upon, our clients could adversely affect their financial condition and, in turn, have a material adverse effect on our business and results of operations. Even absent an alleged violation of law by us, participants in the healthcare industry receive inquiries or subpoenas to produce documents and provide testimony in connection with government investigations. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted by these efforts. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.
The healthcare regulatory and political framework is uncertain and evolving.
Almost all of our revenue is derived from the healthcare industry, which is subject to changing political, legislative, regulatory, and other influences. Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. For example, in March 2010, the Patient Protection and Affordable Care Act (the “ACA”) was adopted, which is a healthcare reform measure that provides healthcare insurance for millions of Americans. The ACA includes a variety of healthcare reform provisions and requirements that substantially changed the way healthcare is financed by both governmental and private insurers, which may significantly impact our industry and our business. As another example, Members of the United States Congress have in recent years proposed measures that would expand the role of government-sponsored coverage, including single payer or so-called “Medicare-for-All” proposals, which could have far-reaching implications for the healthcare industry and our business if enacted. We are unable to predict the full impact of any challenges to current healthcare laws or any health reform initiatives on our operations in light of the uncertainty regarding whether, when, and how alternative reforms (including single payer proposals), if any, may be enacted, the timing of enactment and implementation of alternative provisions and the impact of alternative provisions on various healthcare industry participants.
Further, in 2020, the HHS, Office of the National Coordinator for Health Information Technology (the “ONC”) and CMS promulgated final rules aimed at supporting seamless and secure access, exchange, and use of electronic health information (“EHI”), referred to as the Final Rule, by increasing innovation and competition by giving patients and their healthcare service providers secure access to health information and new tools, allowing for more choice in care and treatment. The Final Rule was intended to clarify and operationalize provisions of the 21st Century Cures Act regarding interoperability and “information blocking,” and created significant new requirements for health care industry participants. Information blocking is defined as activity that is likely to interfere with, prevent, or materially discourage access, exchange, or use of EHI, where a health information technology developer, health information network, or health information exchange knows or should know that such practice is likely to interfere with access to, exchange, or use of EHI. The Final Rule focuses on patients enrolled in Medicare Advantage plans, Medicaid, and Children’s Health Insurance Program (“CHIP”) fee-for-service programs, Medicaid managed care plans, CHIP managed care entities, and qualified health plans on the federally-facilitated exchanges, and enacts measures to enable patients to have both their clinical and administrative information travel with them.
In April 2023, the ONC issued a notice of proposed rulemaking that would modify certain components of the Final Rule, including modifying and expanding certain exceptions to the information blocking regulations, which are intended to support information sharing. The April 2023 proposed rule would also establish new conditions and maintenance of certification requirements for health information technology developers under the ONC Health IT Certification Program.
Recent regulatory reform constitutes a significant departure from previous regulations regarding patient data. While these rules benefit us in that certain EHR vendors will no longer be permitted to interfere with our attempts at integration, they may also make it easier for other similar companies to enter the market, creating increased competition and reducing our market share.
In addition, we are subject to various other laws and regulations, including, among others, anti-kickback laws, antitrust laws, and the privacy and data protection laws described below. See “Business—Regulation—Healthcare fraud and abuse provisions.”
We are subject to health care laws and data privacy and security laws and regulations governing our Processing of personal information, including PHI, personal health records, and payment card data.
Numerous complex federal and state laws and regulations govern the Processing of personal information, including PHI, personal health records, and payment card data. State laws may be even more restrictive and not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies. These laws and regulations, including their interpretation by governmental agencies, are subject to frequent change and could have a negative impact on our business. Further, these varying interpretations could create complex compliance issues for us and our partners and potentially expose us to additional expense, liability, penalties, negatively impact our client relationships, and lead to adverse publicity, and these risks could adversely affect our business in the short and long term. See “Business—Regulation—Federal and state health information privacy and security laws.”
We are a “Covered Entity” as defined under HIPAA when we provide our clearinghouse services, and we also are a “Business Associate” as defined under HIPAA for other Covered Entities when we provide revenue cycle management and other solutions. The HHS, OCR may impose civil penalties on both Covered Entities and Business Associates for their failure to comply with HIPAA requirements. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. Penalties can vary significantly depending on a number of factors, such as whether the Covered Entity’s or Business Associate’s failure to comply was due to willful neglect. Violations of HIPAA could result in criminal penalties up to $250,000 and ten years in prison and civil penalties of up to $68,928 for each violation, with a cap of $2,067,813 for violations of the same standard per calendar year, administrative fines and penalties, and/or additional reporting and oversight obligations if we are required to enter into a resolution agreement and corrective action plan. A single breach incident can result in violations of multiple standards over many years, resulting in potential penalties in excess of $2,067,813 per year. For example, HIPAA violations at one covered entity resulted in total penalties of $16 million in 2018. HIPAA also authorizes state attorneys general to file suit on behalf of the residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for recklessness in misusing individuals’ health information. If we are subject to investigation or litigation related to an alleged violation of HIPAA, then we may elect to resolve the matter through additional reporting and oversight obligations through a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Such settlement could require payment of a civil penalty or damages, corrective action, and/or monitoring of our business by a third party.
The security measures that we and our third-party vendors and subcontractors have in place to ensure compliance with privacy and data protection laws may not protect our facilities and systems from security breaches or incidents, acts of vandalism or theft, computer viruses, misplaced or lost data, malfeasance, programming, and human errors or other similar events. We may also be liable for privacy and security breaches and failures of our Business Associates and subcontractors. Even though we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. We are not able to predict the extent of the impact such incidents may have on our business. Our failure to comply with HIPAA and other health privacy laws may also result in criminal and civil liability. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business. While we have not received any notices of violation of the applicable privacy and data protection laws and believe we are in compliance with such laws, there can be no assurance that we will not receive such notices in the future.
Our AI platform and the data it uses may also subject us to additional risks. We use de-identified claims data to train our revenue cycle management AI. In order to de-identify PHI for our AI, we must have explicit rights and permissions to do so from our clients. If we do not de-identify PHI in accordance with HIPAA’s safe harbor method or if we do not have rights or permissions to de-identify PHI, but de-identify PHI for such purposes, a regulator or client may consider such actions to be a breach of HIPAA’s requirements or of contractual requirements, and we may be subject to criminal and civil liability or other actions and our clients may not renew or terminate their contracts with us.
Many states are also enacting legislation on the use, creation, and deployment of AI. For example, in March 2024, Utah enacted the Artificial Intelligence Policy Act, which requires disclosures to consumers about the use of AI in certain circumstances, including advance AI use disclosures by physicians and individuals in other regulated occupations. In Connecticut, proposed legislation would regulate the development, deployment, and use of certain AI systems. The Connecticut bill would address algorithmic discrimination, decisions with respect to healthcare services, and studies on the use of AI by healthcare providers. Developers of generative AI systems would be required to complete impact assessments and disclose measures the developer has taken to mitigate any known or reasonably foreseeable risks of algorithmic discrimination that may arise from deployment of certain “high-risk” AI systems that are developed and marketed to make consequential decisions, such as decisions that have a material legal or similarly significant effect on consumer access to certain services, including healthcare and financial services. Other states have introduced similar bills.
Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the “FTCA”) 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s current guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations, but this guidance may change in the future, resulting in increased complexity and the need to expend additional resources to ensure we are complying with the FTCA. For information that is not subject to HIPAA and deemed to be “personal health records,” the FTC may also impose penalties for violations of the Health Breach Notification Rule (“HBNR”) to the extent we are considered a “personal health record-related entity” or “third party service provider.” The FTC has taken several enforcement actions under HBNR this year and indicated that the FTC will continue to protect consumer privacy through greater use of the agency’s enforcement authorities. As a result, we expect even greater scrutiny by federal and state regulators, partners, and consumers of our Processing of health information, particularly with our AI-enabled solutions. Additionally, federal and state consumer protection laws are increasingly being applied by FTC and states’ attorneys general to regulate the Processing of personal information, through websites or otherwise, and to regulate the presentation of website content.
Other federal and state laws that restrict the use and protect the privacy and security of personally identifiable information are, in many cases, not preempted by HIPAA and may be subject to varying interpretations by the courts and government agencies. These varying interpretations can create complex compliance issues for us and our partners and potentially expose us to additional expense, adverse publicity, and liability, any of which could adversely affect our business. Recently, several states have enacted consumer health data laws, which generally require consent for the collection, use, or sharing of any “consumer health data,” which is typically defined as personal information that is linked or reasonably linkable to a consumer and that identifies a consumer’s past, present, or future physical or mental health. Other states have enacted similar bills.
Future laws, regulations, standards, obligations, amendments, and changes in the interpretation of existing laws, regulations, standards, and obligations could impair our or our clients’ ability to Process information relating to consumers, which could decrease demand for our platform, increase our costs, and impair our ability to maintain and grow our client base, and increase our revenue. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, and contractual obligations could impair our or our clients’ ability to collect, use, or disclose information relating to patients or consumers, which could decrease demand for our platform offerings, increase our costs, and impair our ability to maintain and grow our client base, and increase our revenue. Accordingly, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our software or platform and otherwise adapt to these changes.
We are also subject to self-regulatory standards and industry certifications that may legally or contractually apply to us. These include the Payment Card Industry Data Security Standards (“PCI-DSS”) and AICPA Systems and Organization Controls 2 (“SOC 2”), with which we are currently compliant, and HITRUST certification, which we currently maintain. In the event we fail to comply with the PCI-DSS or fail to maintain our SOC 2 or HITRUST certification, we could be in breach of our obligations under client and other contracts, fines, and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our clients may expect us to comply with more stringent privacy, data storage, and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data.
Any failure or perceived failure by us to comply with domestic laws or regulations, industry standards, or other legal obligations, or any actual or suspected breach or privacy or security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personally identifiable information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines, and penalties or adverse publicity and could cause our clients to lose trust in us, which could have an adverse effect on our reputation and business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. Any of these developments could harm our business, financial condition, and results of operations. Privacy and data security concerns, whether valid or not valid, may inhibit retention of our platform or services by existing clients or adoption of our platform or services by new clients.
The healthcare industry is rapidly evolving, and we may experience reduced revenues and/or be forced to reduce our prices in response to changes to the healthcare regulatory landscape. Value-based care, surprise medical billing, and other laws and regulations that reduce or otherwise affect physician payments and reimbursement could adversely affect the number of transactions we process and our ability to recover charges for our clients’ services.
We may be subject to revenue reductions or pricing pressures arising from various sources, including government actions and the trend of payors shifting to new reimbursement models and value-based care arrangements that incentivize healthcare providers to improve the health of their patients while managing medical expenses of a particular population. Value-based care reimbursement models implemented by government healthcare programs or private third-party payors could materially change the manner in which our clients are reimbursed. Our clients and other entities with which we have business relationships are also affected by other changes in statutes, regulations, and limitations on government spending for Medicare, Medicaid, and other programs. Recent and future government actions and legislation could limit government spending for Medicare and Medicaid programs, limit payments to healthcare providers, initiate new and expanded value-based care reimbursement programs, impose price controls, and create other programs that potentially could have an adverse effect on our clients and the other entities with which we have a business relationship. If such actions or programs reduce the number of transactions, our revenues may decline along with our ability to absorb overhead costs, which may leave our business less profitable. Any failure to adequately implement strategic initiatives to adjust to these developments could have a material adverse impact on our business.
For example, the federal No Surprises Act, enacted in 2020, has impacted our clients, and may impact our business, product offerings, and procedures surrounding claims processing. The No Surprises Act may impact transaction volume and the manner in which our clients use our platform and may necessitate changes to our client contracting model to better align with the ways that our clients are being reimbursed. The No Surprises Act prohibits, among other things, “balance billing” or “surprise billing” by limiting patient costs for services to cost-sharing amounts and by banning providers from billing patients above these cost-sharing amounts. The No Surprises Act also created additional price transparency requirements, including the requirement that providers send patients and health plans a good faith estimate of the expected charges for furnishing certain items or services. If the actual charges are substantially higher than the estimate, the patient can invoke a dispute resolution process to challenge the higher amount. Further, subject to limited exceptions, the No Surprises Act also prohibited out-of-network providers from charging patients more than the relevant in-network cost sharing amount.
A number of state governments have also enacted or may enact legislation on surprise medical bills, which may adversely affect our revenue in those states. These measures could limit the amount our clients can recover for certain services they furnish where they have not contracted with the insurer, and therefore could have a material adverse effect on our business, financial condition, results of operations, and cash flows. For example, state surprise billing laws have established payment standards based on the median in-network rate or a multiplier of what Medicare would pay. These payment standards are often less than the average out-of-network payment and could therefore have an adverse effect on reimbursement rates, and we may experience additional impacts if more states adopt such laws. Moreover, these measures could affect our client’s ability to contract with certain payors or under historically similar terms, and may cause, and the prospect of these changes may cause, payors to seek to terminate or modify their contracts with our clients, further affecting our business, financial condition, results of operations, and cash flows. There is also risk that additional legislation at the federal and state level will give rise to major third-party payors leveraging this legislation or related changes as an opportunity to terminate and renegotiate existing reimbursement rates, which may also adversely affect our business, financial condition, results of operations, and cash flows.
Additionally, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers and adjustments that have affected the complexity of our work. For example, the Medicare Access and CHIP Reauthorization Act of 2015 established a Quality Payment Program that requires physician groups to track and report a multitude of data relating to quality, clinical practice improvement activities, use of an EHR, and cost. Success or failure with respect to these measures may impact reimbursement in future years. Similarly, hospitals participating in the Medicare Value-Based Purchasing Program, which requires the reporting of quality and cost measures, may receive a net decrease in payments. It is possible that the federal or state governments will implement additional reductions, increases, or changes in reimbursement under government programs that will adversely affect our client base or increase the cost of providing our services. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our clients.
We may be a party to legal, regulatory, and other proceedings that could result in adverse outcomes.
We have been, and may in the future be, a party to legal and regulatory proceedings and investigations, and other proceedings and investigations arising in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients or vendors of our clients, or stockholders. In addition, there are an increasing number of, and we may be subject to, investigations and proceedings in the healthcare industry generally that seek recovery under HIPAA, anti-kickback laws, false claims laws, civil monetary penalties laws, the Stark Law, state laws, and other statutes and regulations applicable to our business as described in more detail above. These and other similar statutory requirements impose statutory penalties for proven violations, which could be significant. We also may be subject to legal proceedings under non-healthcare federal and state laws affecting our business, such as the Telephone Consumer Protection Act (the “TCPA”), the Fair Debt Collections Practices Act (the “FDCPA”), the Fair Credit Reporting Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), Junk Fax Act, the CCPA, employment, banking and financial services, and USPS laws and regulations, as further detailed above and below. Such proceedings are inherently unpredictable, and the outcome can result in verdicts and/or injunctive relief that may affect how we operate our business or we may enter into settlements of claims for monetary payments. In some cases, substantial non-economic remedies or punitive damages may be sought. Governmental investigations, audits, and other reviews could also result in criminal penalties or other sanctions, including restrictions, changes in the way we conduct business, or exclusion from participation in government programs. We evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with GAAP. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on our business, results of operations, or financial condition.
Litigation is costly, time-consuming, and disruptive to normal business operations. The defense of these matters could also result in continued diversion of our management’s time and attention away from business operations, which could also harm our business. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and resulting in a reduction in the trading price of our common stock. Even if these matters are resolved in our favor, the uncertainty and expense associated with unresolved legal proceedings could harm our business and reputation.
We are contractually required to comply with Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”) laws and regulations as a payment facilitator in certain instances.
We are contractually required to comply with certain anti-money laundering laws and regulations. For instance, we comply with certain provisions of the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA”), which are enforced by the Financial Crimes Enforcement Network (“FinCEN”), a bureau of the U.S. Department of the Treasury and the U.S. Department of Justice. We have policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under these laws and regulations. In addition, we provide BSA/AML training to certain employees to help ensure compliance with such contractual requirements. However, any failure to comply with such contractual requirements could subject us to potential liability for breach of contract, which could adversely affect our business or financial condition.
Existing laws regulate our ability to engage in certain marketing activities.
We rely on a variety of marketing techniques, including email and telephone marketing. These activities are regulated by legislation such as the CAN-SPAM Act and the TCPA. The CAN-SPAM Act imposes penalties for the transmission of commercial emails that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from the sender. The TCPA places certain restrictions on making outbound calls, faxes, and text messages to consumers. Any failure by us to comply fully with any such applicable laws or regulations may subject us to substantial fines and penalties. In addition, any future restrictions in laws such as the CAN-SPAM Act, the TCPA, and various other laws and regulations regarding marketing and solicitation activities could adversely affect the continuing effectiveness of our marketing efforts and could force changes in our marketing strategies. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could have a material adverse impact on our results of operations.
We must comply fully with website accessibility standards.
We conduct business through various internet websites and web-based applications that are subject to accessibility requirements. Courts have ruled that the Americans with Disabilities Act (“ADA”) applies to internet websites and other digital experiences and litigation related to ADA website accessibility has soared in recent years. Failing to comply with those requirements could leave us subject to claims, litigation, lawsuits, and, ultimately, substantial fines and penalties.
We could be subject to changes in our tax rates, the adoption of new tax legislation or exposure to additional tax liabilities.
Current economic and political conditions make tax rates in any jurisdiction subject to significant change. Our future effective tax rates could also be affected by changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws or their interpretation, including changes in tax laws affecting our products and solutions and the healthcare industry more generally. We are also subject to the examination of our tax returns and other documentation by the Internal Revenue Service and state tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations or that our assessments of the likelihood of an adverse outcome will be correct. If our effective tax rates were to increase or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, then this could materially and adversely impact our financial condition and results of operations.
The Tax Cuts and Jobs Act of 2017 (the “TCJA”) eliminated the option to deduct research and development expenses for tax purposes in the year incurred and requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. This change was effective January 1, 2022. Unless the United States Treasury Department issues regulations that narrow the application of this provision or the provision is deferred, modified, or repealed by Congress, it could harm our future operating results by effectively increasing our future tax obligations. The actual impact of this provision will depend on multiple factors, including the amount of research and development expenses we will incur, whether we achieve sufficient income to fully utilize such deductions, and whether we conduct our research and development activities inside or outside the United States.
Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations.
Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, under the TCJA, as amended by The Coronavirus Aid, Relief, and Economic Security Act of 2020, the amount of post 2017 NOLs that we are permitted to utilize in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs. We have a valuation allowance related to our NOLs to recognize only the portion of the deferred tax asset that is more likely than not to be realized.
Goodwill and other intangible assets, net represent approximately 91% of our total assets as of March 31, 2024 and we could suffer losses due to asset impairment charges.
In accordance with GAAP, goodwill and intangible assets with an indefinite life are not amortized but are subject to a periodic impairment evaluation. We assess our goodwill and other intangible assets for impairment periodically in accordance with applicable authoritative accounting guidance. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including significant:
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underperformance relative to historical or projected future operating results;

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changes in the manner of our use of acquired assets or the strategy for our overall business;

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negative industry or economic trends; or

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decline in our market capitalization relative to net book value for a sustained period.

These types of events or indicators and the resulting impairment analysis could result in impairment charges in the future. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and negatively affect our results of operations and financial condition.
Risks related to our indebtedness
We have a substantial amount of debt, which could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our obligations.
As of March 31, 2024, on a pro forma basis after taking into account the expected use of proceeds of this offering, we would have had outstanding indebtedness of approximately $1,360.9 million, consisting of $1,290.9 million outstanding under our First Lien Credit Facility and $70.0 million outstanding under our Receivables Facility and not including $12.8 million of finance lease obligations. Additionally, we had $342.5 million of availability under our Revolving Credit Facility as of March 31, 2024. Our substantial indebtedness may:
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make it difficult for us to satisfy our financial obligations, including with respect to our indebtedness;

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limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;

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require us to use a substantial portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions, or other general business purposes;

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expose us to the risk of increased interest rates as certain of our borrowings, including under our secured credit facilities, are at variable rates of interest;

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limit our ability to pay dividends;

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limit our flexibility to plan for, or react to, changes in our business and industry;

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place us at a competitive disadvantage compared with our less-leveraged competitors;

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increase our vulnerability to the impact of adverse economic, competitive, and industry conditions; and

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increase our cost of borrowing.

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies.
The credit agreements governing our Credit Facilities contain, and any future credit agreements we may enter into may contain, a number of covenants that, among other things, restrict our ability to, subject to certain exceptions:
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incur additional indebtedness and guarantee indebtedness;

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create or incur liens;

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enter into sale and lease-back transactions;

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engage in fundamental changes;

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sell, transfer, or otherwise dispose of assets;

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pay dividends and distributions or repurchase capital stock;

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make investments or acquisitions;

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prepay, redeem, repurchase, or amend the terms of certain subordinated indebtedness;

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create negative pledge clauses; and

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enter into transactions with affiliates.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities.
In addition, the Revolving Credit Facility requires us to maintain a first lien leverage ratio, to be tested on the last day of each fiscal quarter for which financial statements have been delivered, but only if, on the last day of such fiscal quarter, the aggregate amount of loans under the Revolving Credit Facility and certain letters of credit (in each case subject to certain exceptions specified therein) which are outstanding and/or issued, as applicable, exceeds 35% of the total amount of the commitments in respect of the Revolving Credit Facility.
Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any such covenants could result in a default under the applicable credit agreement, which could cause all of the outstanding indebtedness under such debt agreement to become immediately due and payable and terminate all commitments to extend further credit. If we are unable to meet our obligations, we may be required to repay any outstanding amounts with sources of capital we may otherwise use to fund our business, operations, and strategy. In addition, if we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.
Interest rate fluctuations may affect our results of operations and financial condition.
Because a substantial portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
In order to support the growth of our business, we may need to incur additional indebtedness under our current Credit Facilities or seek capital through new equity or debt financings, which sources of additional capital may not be available to us on acceptable terms or at all.
We intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new products and solutions, enhance our existing products and solutions, enhance our operating infrastructure, and potentially acquire complementary businesses and technologies.
Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:
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finance unanticipated working capital requirements;

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develop or enhance our technological infrastructure and our existing products and solutions;

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fund strategic relationships, including channel partners, joint ventures, and co-investments;

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respond to competitive pressures; and

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acquire complementary businesses, technologies, products, or solutions.

Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. Additional financing may not be available on terms favorable to us, or at all. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition, and results of operations.
General risk factors
Our business is significantly impacted by general macroeconomic conditions.
The COVID-19 pandemic, geopolitical instability, including the conflict between Russia and Ukraine, actual and potential shifts in U.S. and foreign, trade, economic, and other policies, and rising trade tensions between the United States and China, as well as other global events, have significantly increased macroeconomic uncertainty at a global level. The current U.S. macroeconomic environment is characterized by record-high inflation, supply chain challenges, labor shortages, high interest rates, foreign currency exchange volatility, volatility in global capital markets, and growing recession risk. Such economic volatility could adversely affect our business, financial condition, results of operations and cash flows, and future market disruptions could negatively impact us. Further, adverse macroeconomic conditions affect our clients’ and prospective clients’ operations and financial condition and make it difficult for our clients and prospective clients to accurately forecast and plan future business activities, which may in turn cause our clients to elect not to renew their contracts or affect their ability to pay amounts owed to us in a timely manner or at all, or adversely affect prospective clients’ ability or willingness to enter into contracts with us. We have also observed the effect of inflation on our labor and cost structure. If these trends continue, our business, results of operations, financial condition, and cash flows may be materially adversely affected.
An economic downturn or increased uncertainty may also lead to increased credit and collectability risks, higher borrowing costs or reduced availability of capital and credit markets, reduced liquidity, adverse impacts on our suppliers, failures of counterparties including financial institutions and insurers, asset impairments, and declines in the value of our financial instruments.
We have a history of losses and we may not achieve or maintain profitability in the future.
We incurred net losses of $15.9 million for the three months ended March 31, 2024 and $51.3 million and $51.5 million for the years ended December 31, 2023 and 2022, respectively. Our operating expenses may increase substantially in the foreseeable future, as we increase investments in our business. Furthermore, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. As a result, our net losses may continue for the foreseeable future.
These efforts and additional expenses may prove more expensive than we expect, and we cannot guarantee that we will be able to increase our revenue to offset such expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including increased competition, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve profitability.
Risks related to this offering and ownership of our common stock
The Institutional Investors will continue to hold a significant percentage of our outstanding common stock after this offering and their interests may be different than the interests of other holders of our securities.
Upon the completion of this offering, the Institutional Investors will own approximately 68.3% of our outstanding common stock, or approximately 65.7% if the underwriters exercise in full their option to purchase additional shares. As a result, the Institutional Investors are able to control or influence actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents, and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness, and any incurrence of liens on our assets.
The interests of the Institutional Investors may be materially different than the interests of our other stakeholders. In addition, the Institutional Investors may have an interest in pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Institutional Investors may cause us to take actions or pursue strategies that could impact our ability to make payments under our Credit Facilities or cause a change of control. In addition, to the extent permitted by agreements governing our Credit Facilities, the Institutional Investors may cause us to pay dividends rather than make capital expenditures or repay debt. The Institutional Investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of the Institutional Investors, any of their respective affiliates, or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Institutional Investors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
So long as the Institutional Investors continue to own a significant amount of our outstanding common stock, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions and, so long as each of the Institutional Investors continues to own shares of our outstanding common stock, they will have the ability to nominate individuals to our board of directors. See “Description of capital stock” and “Certain relationships and related party transactions—Stockholders agreement.” In addition, the Institutional Investors, acting together, will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions:
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we will not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act,

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we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and

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we will not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;

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we will be permitted to present only two years of audited financial statements and only two years of related “management’s discussion and analysis of financial condition and results of operations” in our periodic reports and registration statements, including in this prospectus;

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we will not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

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we will not be required submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.
We will remain an “emerging growth company” until the earliest to occur of (1) our reporting of $1.24 billion or more in annual gross revenue; (2) our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and (4) the fiscal year end following the fifth anniversary of the completion of this initial public offering.
We cannot predict whether investors will find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may decline and/or become more volatile.
We will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters.
As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and the Dodd-Frank Act, and related rules implemented by the SEC, and Nasdaq. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement, and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act (“Section 404”). As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Once we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly financial statements or disclosures that may not be prevented or detected.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.
No market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock was determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.
Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks related to our business and our industry” and the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of our competitors;

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changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors, or failure of securities analysts to initiate or maintain coverage of our common stock;

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changes in economic conditions for companies in our industry;

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changes in market valuations of, or earnings and other announcements by, companies in our industry;

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declines in the market prices of stocks generally, particularly those of healthcare technology companies or SaaS companies regardless of industry;

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additions or departures of key management personnel;

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strategic actions by us or our competitors;

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announcements by us, our competitors, dispositions, joint ventures, other strategic relationships, or capital commitments;

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future sales of our common stock by our officers, directors, and significant stockholders;

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changes in preference of our clients and our market share;

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changes in general economic or market conditions or trends in our industry or the economy as a whole;

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changes in business or regulatory conditions;

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future sales of our common stock or other securities;

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investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

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announcements, claims and/or allegations relating to litigation, governmental investigations, or compliance with applicable laws and regulations;

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guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

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the development and sustainability of an active trading market for our stock;

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changes in accounting principles; and

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other events or factors, including those resulting from informational technology system failures and disruptions, data security incidents or breaches, natural disasters, war, including the ongoing conflict in Ukraine, acts of terrorism, or responses to these events.

Furthermore, the stock markets in general have experienced extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Participation in this offering by the cornerstone investors could reduce the public float for our shares of common stock.
The cornerstone investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $225.0 million in shares of our common stock in this offering at the initial public offering price. The shares of common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, less, or no shares in this offering, or the underwriters may determine to sell more, less, or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of common stock purchased by the cornerstone investors as they will from any other shares of common stock sold to the public in this offering. If one or more of the cornerstone investors are allocated all or a portion (or more) of the shares of common stock in which they have indicated an interest in purchasing in this offering, and purchase any such shares, such purchase could reduce the available public float for our common stock if the cornerstone investors hold such shares of common stock long term.
Investors in this offering will incur immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than the as adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. Based on the initial public offering price of $21.50 per share of common stock, you will incur immediate and substantial dilution in an amount of $29.05 per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”
Your percentage ownership in us may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.
After this offering we will have approximately 2,333,340,366 shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.
We have reserved, or will reserve in the future, shares for issuance (i) for outstanding awards under our 2019 Stock Incentive Plan and for grants under our 2024 Equity Incentive Plan and (ii) under our 2024 Employee Stock Purchase Plan. See “Executive compensation—Compensation arrangements to be adopted in connection with this offering.” Any common stock that we issue, including under our 2019 Stock Incentive Plan, 2024 Equity Incentive Plan, 2024 Employee Stock Purchase Plan, or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, including sales by the cornerstone investors, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering we will have a total of 166,659,634 shares of our common stock outstanding (or 173,409,634 shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares, the 45,000,000 shares sold in this offering (or 51,750,000 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”
The remaining outstanding 121,659,634 shares of common stock held by our existing stockholders after this offering will be subject to certain restrictions on resale. We, our executive officers, directors, and our significant stockholders, including the Institutional Investors, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements. In addition, all stockholders who are party to the Stockholders Agreement are also subject to certain lock-up provisions during such 180-day period.
Upon the expiration of the lock-up agreements and lock-up provisions described above, all of such 121,659,634 shares will be eligible for resale in a public market, subject, in the case of 114,033,468 shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144.
In addition, pursuant to the Registration Rights Agreement, dated as of October 22, 2019, by and among Derby Topco and the other parties named therein, which we expect to amend and restate in connection with this offering, certain of our existing stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain relationships and related party transactions—Registration rights agreement.” By exercising their demand registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by demand registration rights would represent approximately 68.3% of common stock outstanding (or 65.7% if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of our common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares eligible for future sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2019 Stock Incentive Plan, 2024 Equity Incentive Plan, or 2024 Employee Stock Purchase Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 26,920,211 shares of common stock.
As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, deter, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions will provide for, among other things:
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a classified board of directors until the second annual meeting of stockholders after the date on which the Institutional Investors collectively own less than 15% in voting power of the then-outstanding power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, as a result of which our board of directors will be divided into three classes until such time, with each class serving for staggered three-year terms;

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the ability of our board of directors to issue one or more series of preferred stock;

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advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

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certain limitations on convening special stockholder meetings and taking stockholder action by written consent;

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during the Protective Period (as defined in “Description of capital stock”), the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and

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during the Protective Period, the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.

Further, EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25%, of our then outstanding common stock. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock.
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of capital stock.”
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue 100,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee or stockholder of ours to us or our stockholders, (iii) action asserting a claim against us or any director or officer of ours arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of capital stock—Exclusive forum.”
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds from the offering as described under “Use of proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business” and relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity, and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory, and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk factors” and the following:
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our operation in a highly competitive industry;

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our ability to retain our existing clients and attract new clients;

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our ability to successfully execute on our business strategies in order to grow;

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our ability to accurately assess the risks related to acquisitions and successfully integrate acquired businesses;

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our ability to establish and maintain strategic relationships;

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the growth and success of our clients and overall healthcare transaction volumes;

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consolidation in the healthcare industry;

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our selling cycle of variable length to secure new client agreements;

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our implementation cycle that is dependent on our clients’ timing and resources;

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our dependence on our senior management team and certain key employees, and our ability to attract and retain highly skilled employees;

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the accuracy of the estimates and assumptions we use to determine the size of our total addressable market;

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our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes, or evolving industry standards;

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the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures;

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the performance and reliability of internet, mobile, and other infrastructure;

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the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions;

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our reliance on certain third-party vendors and providers;

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any errors or malfunctions in our products and solutions;

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failure by our clients to obtain proper permissions or provide us with accurate and appropriate information;

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the potential for embezzlement, identity theft, or other similar illegal behavior by our employees or vendors, and a failure of our employees or vendors to observe quality standards or adhere to environmental, social, and governance standards;

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our compliance with the applicable rules of NACHA and the applicable requirements of card networks;

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increases in card network fees and other changes to fee arrangements;

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the effect of payer and provider conduct which we cannot control;

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privacy concerns and security breaches or incidents relating to our platform;

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the complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity;

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our ability to adequately protect and enforce our intellectual property rights;

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our ability to use or license data and integrate third-party technologies;

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our use of “open source” software;

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legal proceedings initiated by third parties alleging that we are infringing or otherwise violating their intellectual property rights;

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claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties;

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the heavily regulated industry in which we conduct business;

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the uncertain and evolving healthcare regulatory and political framework;

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health care laws and data privacy and security laws and regulations governing our Processing of personal information;

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reduced revenues in response to changes to the healthcare regulatory landscape;

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legal, regulatory, and other proceedings that could result in adverse outcomes;

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consumer protection laws and regulations;

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contractual obligations requiring compliance with certain provisions of BSA/AML laws and regulations;

•
existing laws that regulate our ability to engage in certain marketing activities;

•
our full compliance with website accessibility standards;

•
any changes in our tax rates, the adoption of new tax legislation, or exposure to additional tax liabilities;

•
limitations on our ability to use our NOLs to offset future taxable income;

•
losses due to asset impairment charges;

•
restrictive covenants in the agreements governing our Credit Facilities;

•
interest rate fluctuations;

•
unavailability of additional capital on acceptable terms or at all;

•
the impact of general macroeconomic conditions;

•
our history of net losses and our ability to achieve or maintain profitability;

•
the interests of the Institutional Investors may be different than the interests of other holders of our securities;

•
our status as an “emerging growth company” and whether the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors; and

•
the other factors discussed under “Risk factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS
We will receive net proceeds of approximately $909.1 million from the sale of 45,000,000 shares of our common stock in this offering after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $1,046.3 million.
We intend to use the net proceeds to us from this offering to repay outstanding indebtedness under our First Lien Credit Facility.
See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Indebtedness” for additional information regarding our First Lien Credit Facility.

DIVIDEND POLICY
We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2024:
•
on an actual basis; and

•
on an as adjusted basis after giving effect to (i) the issuance and sale of 45,000,000 shares of our common stock offered by us in this offering at the initial public offering price of $21.50 per share after deducting the underwriting discount and estimated offering expenses payable by us, and (ii) the application of the net proceeds to us therefrom as described under “Use of proceeds.”

You should read this table in conjunction with the information contained in “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” as well as our financial statements included elsewhere in this prospectus.
	As of March 31, 2024
($ in thousands, except share and par value)	Actual	As adjusted
Cash and cash equivalents(1)	$57,337	$57,337
Debt:
Revolving Credit Facility(2)	—	—
First Lien Credit Facility(2)	2,200,000	1,290,884
Receivables Facility(2)	70,000	70,000
Total debt	2,270,000	1,360,884
Stockholders’ equity:
Common Stock, $0.01 par value per share, 227,000,000 shares authorized, actual; 121,659,634 shares issued and outstanding, actual; 2,500,000,000 shares authorized, as adjusted; 166,659,634 shares issued and outstanding, as adjusted	1,217	1,667
Additional paid-in capital	2,236,350	3,139,188
Accumulated other comprehensive income (loss)	15,627	15,627
Accumulated deficit	(217,707)	(217,707)
Total stockholders’ equity	$2,035,487	$2,938,775
Total capitalization	$4,305,487	$4,299,658

(1) On an as adjusted basis, reflects the use of proceeds from this offering to pay $5.2 million of fees and expenses estimated to be payable in connection with this offering. Of the $11.0 million of aggregate estimated offering expenses, $5.8 million of such expenses were already paid as of March 31, 2024.
(2) See “Management’s discussion and analysis of results of operations and financial condition—Liquidity and capital resources—Indebtedness” for more information regarding our Revolving Credit Facility, First Lien Credit Facility, and Receivables Facility.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.
Our net tangible book value (deficit) as of March 31, 2024 was approximately $(2,167.3) million, or $(17.81) per share of our common stock. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.
After giving further effect to (i) our sale of 45,000,000 shares of common stock in this offering at the initial public offering price of $21.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us and (ii) the application of the net proceeds to us from this offering as set forth under “Use of proceeds,” our as adjusted net tangible book value (deficit) as of March 31, 2024 would have been ($1,258.1) million, or ($7.55) per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $10.26 per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $29.05 per share to new investors purchasing shares of common stock in this offering at the initial public offering price.
The following table illustrates this dilution on a per share basis:
Initial public offering price per share of our common stock	$21.50
Net tangible book value (deficit) per share of our common stock as of March 31, 2024	$(17.81)
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	$10.26
As adjusted net tangible book value per share of our common stock after giving effect to this offering	$(7.55)
Dilution per share of our common stock to new investors in this offering	$29.05
Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.
If the underwriters exercise in full their option to purchase additional shares of our common stock, the as adjusted net tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $(6.46) per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book deficit) of $11.35 per share to the existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $27.96 per share to new investors.
The following table summarizes, as of March 31, 2024, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below reflects the initial public offering price of $21.50 per share for shares purchased in this offering and excludes the underwriting discount and estimated offering expenses payable by us:
	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts and percentages)
Existing stockholders	121,660	73.0%	$2,174,954	69.2%	$17.88
New investors	45,000	27.0%	967,500	30.8%	$21.50

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts and percentages)
Total	166,660	100.0%	$3,142,454	100.0%
If the underwriters were to exercise in full their option to purchase 6,750,000 additional shares of our common stock from us, the percentage of shares of our common stock held by existing stockholders who are directors, officers, or affiliated persons as of March 31, 2024 would be 65.8% and the percentage of shares of our common stock held by new investors would be 29.8%.
To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis of financial condition and results of operations section should be read in conjunction with “Summary—Summary historical financial and other data,” our consolidated financial statements, and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk factors,” “Forward-looking statements,” and elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
Waystar provides healthcare organizations with mission-critical cloud software that simplifies healthcare payments. Our enterprise-grade platform streamlines the complex and disparate processes our healthcare provider clients must manage to be reimbursed correctly, while improving the payments experience for providers, patients, and payers. We leverage AI as well as proprietary, advanced algorithms to automate payment-related workflow tasks and drive continuous improvement, which enhances claim and billing accuracy, enriches data integrity, and reduces labor costs for providers.
Our software is used daily by providers of all types and sizes across the continuum of care, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems. We currently serve approximately 30,000 clients of various sizes, representing approximately one million distinct providers practicing across a variety of care sites, including 18 of the top 22 U.S. News Best Hospitals. Our client base is highly diversified, and for the year ended December 31, 2023, our top 10 clients accounted for only 11.3%, of our total revenue. Our business model is designed such that as our clients grow to serve more patients, their claims and transactional volumes increase, resulting in corresponding growth in our business. In addition, our clients frequently adopt a greater number of our solutions over time and introduce our solutions across new sites of care. The number of clients from whom we generate over $100,000 of revenue has grown from 920 in the twelve months ended March 31, 2022 to 1,007 in the twelve months ended March 31, 2023 to 1,080 in the twelve months ended March 31, 2024, driven by large, new client wins and successful cross-selling and up-selling efforts. In 2023, we facilitated over five billion healthcare payments transactions, including over $1.2 trillion in gross claims volume, spanning approximately 50% of patients in the United States.
Our platform benefits from powerful network effects. Our cloud-based software is driven by a sophisticated, automated, and curated rules engine, employing AI to generate and incorporate real-time feedback from millions of network transactions processed through our platform each day. Every transaction we process provides additional data insights across providers, patients, and payers, which are embedded in updates that are deployed efficiently across our client base. This results in cumulative benefits to us over time — as we capture more data from each transaction we process, we leverage that data to continue to improve the Waystar platform through embedded machine learning, advanced algorithms, and other in-house AI technologies to deliver added value to our clients. In turn, the more value we create for our clients, the more likely it is that they will continue to use our products, allowing us to continue to capture more data that results in tangible improvements to our platform. As a result, our clients benefit from faster and more efficient performance from software that is evolving to meet ever-changing regulatory and payer requirements, enabling accurate and timely reimbursement.
We have demonstrated an ability to drive recurring, predictable, and profitable growth. Over 99% of our revenue is either recurring subscription or based on highly predictable volumes. For the twelve months ended March 31, 2024, our Net Revenue Retention Rate was 108.8%, and for the year ended December 31, 2023, our Net Revenue Retention Rate was 108.6%. For the three months ended March 31, 2024, we generated revenue of $224.8 million (reflecting a 17.6% increase compared to revenue of $191.1 million for the same period in the prior year), net loss of $15.9 million (reflecting a 50.0% increase to net loss compared to net loss of $10.6 million for the same period in the prior year), and Adjusted EBITDA of $92.8 million (reflecting a 12.1% increase compared to Adjusted EBITDA of $82.7 million for the same period in the prior year). For the year ended December 31, 2023, we generated revenue of $791.0 million (reflecting a 12.2% increase compared to revenue of $704.9 million in the prior year), net loss of $51.3 million (reflecting a 0.2% decrease compared to net loss of $51.5 million in the prior year), and Adjusted EBITDA of $333.7 million (reflecting a 12.9% increase compared to Adjusted EBITDA of $295.5 million in the prior year).
Significant items affecting comparability
We believe that the future growth and profitability of our business, and the comparability of our results from period to period, depend on numerous factors, including the following:
•
Our ability to expand our relationship with existing clients. As our clients grow their businesses and provide more services and see more patients, our volume-based revenues also increase. In addition, our growth in revenues also depends on our ability to sell more products and solutions to existing clients, including through cross-selling as our clients adopt additional Waystar offerings as well as up-selling as our clients leverage our solutions across additional providers and sites of care.

•
Our ability to grow our client base. We are focused on continuing to grow our client base, which will depend in part on our ability to continue to maintain our product leadership, invest in our research and development team, and maintain our reputation and brand.

•
Timing and number of acquisitions. Since 2018, we have completed and successfully integrated nine acquisitions, two of which closed in the second half of 2023; HealthPay24 on August 3, 2023 and certain assets of Olive AI, Inc.’s Clearinghouse and Patient Access business on October 31, 2023. The historical results of operations of our acquisitions are only included starting from the date of closing of such acquisition. As a result, our consolidated statements of operations for any given period during which an acquisition closed may not be comparable to future periods, which would include the results of operations of such acquisition for the entirety of such future period. Due to the timing and overall size, the acquisitions closed in 2023 did not have a significant impact on the comparability of the periods presented.

Impacts of the initial public offering
Impact of debt extinguishment
Assuming net proceeds after expenses to us of $909.1 million in connection of the sale of common stock in this offering and the application of such net proceeds to repay outstanding indebtedness under our First Lien Credit Facility as described in “Use of proceeds,” we expect to incur debt extinguishment costs of $9.8 million related to the write-off of unamortized debt discounts.
Stock-based compensation expenses
Upon the completion of this offering (and based on the initial offering price being equal to the midpoint of the range on the cover of this prospectus), we expect to recognize initial stock-based compensation expense of $16.5 million per year over the applicable vesting periods in connection the following equity awards that we expect to grant in connection with this offering: (i) 3,315,213 options with an exercise price equal to the initial offering price and 1,968,629 restricted stock units that, in each case, we expect to award to certain of our employees and (ii) 43,475 restricted stock units that we expect to award to our non-employee directors who are not employed by any of the Institutional Investors. Such stock-based compensation expense will be reflected in our results of operations from the closing date of this offering through the applicable vesting periods of such awards. In addition, it is expected that future equity awards will be issued under our 2024 Equity Incentive Plan in the ordinary course.
Incremental public company expenses
Following this offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. These costs will generally be expensed under general and administrative expenses.
Components of results of operations
Revenue
We primarily generate two types of revenue: (i) subscription revenue and (ii) volume-based revenue, which account for 99% of total revenue for all periods presented. We believe we have high visibility into our volume-based and subscription revenue from existing clients. We refer to the solutions our clients use to better process and understand their payment workflows from payers as provider solutions, and we refer to the products that assist healthcare providers in collecting payments from patients as patient payment solutions. We expect provider solutions will continue to generate the substantial majority of our total revenue, although the revenue mix attributable to patient payment solutions is expected to increase slightly over time.
•
Subscription revenue. Reflects recurring monthly provider count fees and minimum amounts owed. The vast majority of subscription revenue is generated by provider solutions, which constituted approximately 70% of total revenue in each of 2022, 2023, and the three months ended March 31, 2024.

•
Volume-based revenue. Represents recurring fees associated with transaction count or dollar volumes in excess of minimums. Generally, approximately half of our volume-based revenue is generated from provider solutions that are based on transaction count, with the other half from patient payments solutions that are based on either dollar volumes or transaction count.

We also derive revenue from implementation fees for our software, as well as hardware sales to facilitate patient payments. Our implementation fees are billed upfront and the revenue is recognized ratably over the contract term.
Cost of revenue (exclusive of depreciation and amortization)
Cost of revenue includes salaries, stock-based compensation, and benefits (“personnel costs”) for our team members who are focused on implementation, support, and other client-focused operations, as well as team members focused on enhancing and developing our platform. Cost of revenue also includes costs for third-party technology such as interchange fees and infrastructure related to the operations of our platform, including communicating and processing patient payments, and services to support the delivery of our solutions. Third-party costs for patient payments solutions are approximately 60% of the revenue generated from these solutions, while third-party costs for provider solutions are approximately 6% of the associated revenue.
Sales and marketing
Sales and marketing costs consist primarily of personnel costs, internal sales commissions, channel partner fees, travel, and advertising costs.
General and administrative
General and administrative expenses consist of personnel costs incurred in our corporate service functions such as finance expenses, legal, human resources, and information technology, as well as other professional service costs.
Research and development
Research and development (“R&D”) costs consist primarily of personnel costs for team members engaged in research and development activities as well as third-party fees. All such costs are expensed as incurred, except for capitalized software development costs.
Depreciation and amortization
Depreciation and amortization consists of the depreciation of property and equipment and amortization of certain intangible assets, including capitalized software.

Other expense
Other expense consists primarily of interest expense and related-party interest expense, inclusive of the impact of interest rate swaps.
Income tax benefit
Income tax benefit includes current income tax and income tax credits from deferred taxes. Income tax benefit is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income, in which case the income tax expense is also recognized in equity or other comprehensive income.
Results of operations for the three months ended March 31, 2024 and 2023
The following table provides consolidated operating results for the periods indicated and percentage of revenue for each line item:
	Three months ended March 31,
($ in thousands)	2024		2023		Change
	($)	(%)	($)	(%)	($)	(%)
Revenue	$224,792	100.0%	$191,083	100.0%	$33,709	17.6%
Operating expenses
Cost of revenue (exclusive of depreciation and amortization)	75,192	33.4%	59,155	31.0%	16,037	27.1%
Sales and marketing	33,780	15.0%	29,964	15.7%	3,816	12.7%
General and administrative	26,135	11.6%	14,681	7.7%	11,454	78.0%
Research and development	10,320	4.6%	8,326	4.4%	1,994	23.9%
Depreciation and amortization	44,174	19.7%	43,966	23.0%	208	0.5%
Total operating expenses	189,601	84.3%	156,092	81.7%	33,509	21.5%
Income from operations	35,191	15.7%	34,991	18.3%	200	0.6%
Other expense
Interest expense	(55,812)	(24.8)%	(47,147)	(24.7)%	(8,665)	18.4%
Related party interest expense	(1,372)	(0.6)%	(2,354)	(1.2)%	982	(41.7)%
Loss before income taxes	(21,993)	(9.8)%	(14,510)	(7.6)%	(7,483)	51.6%
Income tax (benefit)	(6,061)	(2.7)%	(3,887)	(2.0)%	(2,174)	55.9%
Net loss	$(15,932)	(7.1)%	$(10,623)	(5.6)%	$(5,309)	50.0%
Revenue
	Three months ended March 31,
($ in thousands)	2024		2023		Change
	($)	(%)	($)	(%)	($)	(%)
Revenue
Subscription revenue	$106,079	47.2%	$96,390	50.4%	$9,689	10.1%
Volume-based revenue	117,144	52.1%	94,005	49.2%	23,139	24.6%
Services and other revenue	1,569	0.7%	688	0.4%	881	128.1%
Total Revenue	$224,792	100.0%	$191,083	100.0%	$33,709	17.6%
Revenue was $224.8 million for the three months ended March 31, 2024 as compared to $191.1 million for the three months ended March 31, 2023, an increase of $33.7 million, or 17.6%, of which $9.7 million was attributed to subscription revenue primarily from existing clients, with $8.4 million generated by provider solutions, and $1.3 million generated from patient payments solutions. Another $23.1 million was attributed to volume-based revenue primarily related to expansion of existing client usage and acquired clients, of which $11.8 million was generated by provider solutions and $11.3 million by patient payments solutions. For the three months ended March 31, 2024, volume-based revenue for provider solutions included $3.8 million associated with the early termination of a client contract that was prompted by the client’s reorganization.
Cost of revenue (exclusive of depreciation and amortization)
Cost of revenue was $75.2 million for the three months ended March 31, 2024 as compared to $59.2 million for the three months ended March 31, 2023, an increase of 16.0 million, or 27.1%. The increase was primarily driven by $13.4 million in increased costs stemming from higher transaction volume and associated third-party costs, including higher platform usage, of which approximately $5.1 million was from costs associated with provider solutions and $8.2 million from patient payments solutions.
Sales and marketing
Sales and marketing expense was $33.8 million for the three months ended March 31, 2024 as compared to $30.0 million for the three months ended March 31, 2023, an increase of $3.8 million, or 12.7%. The increase was primarily driven by an increase in channel partner fees and internal commissions of $2.5 million and an increase in marketing expenses of $0.5 million.
General and administrative
General and administrative expense was $26.1 million for the three months ended March 31, 2024 as compared to $14.7 million for the three months ended March 31, 2023, an increase of $11.5 million, or 78.0%. The increase was primarily driven by third party fees of $10.4 million expensed as incurred, of which $10.3 million relates to the debt modification related to the refinancing of the First Lien Credit Facility and $0.1 million relates to the payoff of the Second Lien Credit Facility in February 2024.
Research and development
Research and development expense was $10.3 million for the three months ended March 31, 2024 as compared to $8.3 million for the three months ended March 31, 2023, an increase of $2.0 million, or 23.9%. The increase was primarily driven by higher personnel costs, net of capitalized expenses, of $1.9 million.
Depreciation and amortization
Depreciation and amortization expense was relatively flat with $44.2 million for the three months ended March 31, 2024, as compared to $44.0 million for the three months ended March 31, 2023.
Other expense
Total interest expense was $57.2 million for the three months ended March 31, 2024 as compared to $49.5 million for the three months ended March 31, 2023, an increase of $7.7 million, or 15.5%. The increase was primarily driven by the loss on extinguishment of debt of $8.9 million recognized in connection with refinancing of the First Lien Credit Facility and the complete pay off of the Second Lien Credit Facility in February 2024.
Income tax benefit
Income tax benefit was $6.1 million for the three months ended March 31, 2024, as compared to $3.9 million for the three months ended March 31, 2023, an increase of $2.2 million, or 55.9%. The increase was primarily driven by the increase in pre-tax loss.

Results of operations for the years ended December 31, 2023 and 2022
The following table provides consolidated operating results for the periods indicated and percentage of revenue for each line item:
	Year ended December 31,
($ in thousands)	2023		2022		Change
	($)	(%)	($)	(%)	($)	(%)
Revenue	$791,010	100.0%	$704,874	100.0%	$86,136	12.2%
Operating expenses
Cost of revenue (exclusive of depreciation and amortization)	249,767	31.6%	214,891	30.5%	34,876	16.2%
Sales and marketing	124,437	15.7%	111,470	15.8%	12,967	11.6%
General and administrative	62,924	8.0%	73,089	10.4%	(10,165)	(13.9)%
Research and development	35,332	4.5%	32,807	4.7%	2,525	7.7%
Depreciation and amortization	176,467	22.3%	183,167	26.0%	(6,700)	(3.7)%
Total operating expenses	648,927	82.0%	615,424	87.3%	33,503	5.4%
Income from operations	142,083	18.0%	89,450	12.7%	52,633	58.8%
Other expense
Interest expense	(198,309)	(25.1)%	(148,967)	(21.1)%	(49,342)	33.1%
Related party interest expense	(7,608)	(1.0)%	(6,358)	(0.9)%	(1,250)	19.7%
Loss before income taxes	(63,834)	(8.1)%	(65,875)	(9.3)%	2,041	(3.1)%
Income tax (benefit)	(12,500)	(1.6)%	(14,420)	(2.0)%	1,920	(13.3)%
Net loss	$(51,334)	(6.5)%	$(51,455)	(7.3)%	$121	(0.2)%
Revenue
	Year ended December 31,
($ in thousands)	2023		2022		Change
	($)	(%)	($)	(%)	($)	(%)
Subscription revenue	$401,013	50.7%	$366,717	52.0%	$34,296	9.4%
Volume-based revenue	386,276	48.8%	335,452	47.6%	50,824	15.2%
Services and other revenue	3,721	0.5%	2,705	0.4%	1,016	37.6%
Total revenue	$791,010	100.0%	$704,874	100.0%	$86,136	12.2%
Revenue was $791.0 million for the year ended December 31, 2023 as compared to $704.9 million for the year ended December 31, 2022, an increase of $86.1 million, or 12.2%, of which $34.3 million was attributed to subscription revenue primarily from existing clients, with $31.9 million generated by provider solutions, and $2.4 million generated from patient payments solutions. Another $50.8 million was attributed to volume-based revenue primarily related to expansion of existing client usage and acquired clients, of which $20.9 million was generated by provider solutions and $29.9 million by patient payments solutions.
Cost of revenue (exclusive of depreciation and amortization)
Cost of revenue was $249.8 million for the year ended December 31, 2023 as compared to $214.9 million for the year ended December 31, 2022, an increase of $34.9 million, or 16.2%. The increase was primarily driven by $28.5 million in increased costs stemming from higher transaction volume and associated third-party costs, including higher platform usage, of which approximately $9.5 million was from costs associated with provider solutions and $19.0 million from patient payments solutions. In addition, there was a $4.6 million increase in personnel costs.

Sales and marketing
Sales and marketing expense was $124.4 million for the year ended December 31, 2023 as compared to $111.5 million for the year ended December 31, 2022, an increase of $13.0 million, or 11.6%. The increase was primarily driven by an increase in channel partner fees and internal commissions of $9.1 million, an increase in marketing expenses of $0.8 million and an increase in third-party professional fees of $0.7 million.
General and administrative
General and administrative expense was $62.9 million for the year ended December 31, 2023 as compared to $73.1 million for the year ended December 31, 2022, a decrease of $10.2 million, or 13.9%. The decrease was primarily driven by an impairment expense recognized in 2022 related to leasehold improvements and right-of-use assets at closed office locations of $10.9 million.
Research and development
Research and development expense was $35.3 million for the year ended December 31, 2023 as compared to $32.8 million for the year ended December 31, 2022, an increase of $2.5 million, or 7.7%. The increase was primarily driven by higher personnel costs, net of capitalized expenses, of $1.5 million and increased third party consulting and engineering efforts, net of capitalized amounts, of $0.4 million.
Depreciation and amortization
Depreciation and amortization expense was $176.5 million for the year ended December 31, 2023 as compared to $183.2 million for the year ended December 31, 2022, a decrease of $6.7 million, or 3.7%. The decrease was primarily driven by $6.3 million of amortization in 2022 related to intangible assets that were fully amortized as of January 1, 2023.
Other expense
Total interest expense was $205.9 million for the year ended December 31, 2023 as compared to $155.3 million for the year ended December 31, 2022, an increase of $50.6 million, or 32.6%, of which $48.6 million was primarily related to higher interest expense driven by higher interest rates with respect to our First Lien Credit Facility and Second Lien Credit Facility, which is net of the impact of interest rate swaps.
Income tax benefit
Income tax benefit was $12.5 million for the year ended December 31, 2023 as compared to $14.4 million for the year ended December 31, 2022, a decrease of $1.9 million, or 13.3%. The decrease was primarily driven by decrease in pre-tax loss.
Quarterly financial information
The following tables summarize our unaudited quarterly consolidated statements of operations data for the nine quarters ended March 31, 2024. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Three months ended
($ in thousands)	March 31, 2022	June 30 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30 2023	September 30, 2023	December 31, 2023	March 31, 2024
Revenue	$171,420	$173,379	$177,973	$182,102	$191,083	$195,969	$197,263	$206,695	$224,792
Operating expenses
Cost of revenue (exclusive of depreciation and amortization)	52,184	53,689	55,288	53,728	59,155	60,500	62,922	67,190	75,192
Sales and marketing	26,067	26,896	28,643	29,865	29,964	31,413	32,114	30,946	33,780
General and administrative	24,568	17,860	15,537	15,123	14,681	14,478	17,365	16,400	26,135
Research and development	7,836	8,064	8,632	8,275	8,326	8,249	8,972	9,785	10,320
Depreciation and amortization	45,361	45,762	45,460	46,584	43,966	44,140	43,675	44,686	44,174
Total operating expenses	156,016	152,271	153,560	153,575	156,092	158,780	165,048	169,007	189,601
Income from operations	15,404	21,108	24,413	28,527	34,991	37,189	32,215	37,688	35,191
Other expense
Interest expense	(33,635)	(34,430)	(38,241)	(42,662)	(47,147)	(49,145)	(50,755)	(51,262)	(55,812)
Related party interest expense	(1,153)	(1,315)	(1,760)	(2,130)	(2,354)	(2,001)	(1,655)	(1,598)	(1,372)
Loss before income taxes	(19,384)	(14,637)	(15,588)	(16,265)	(14,510)	(13,957)	(20,195)	(15,172)	(21,993)
Income tax (benefit)	(4,815)	(3,759)	(5,114)	(732)	(3,887)	(3,147)	(4,709)	(757)	(6,061)
Net loss	$(14,569)	$(10,878)	$(10,474)	$(15,533)	$(10,623)	$(10,810)	$(15,486)	$(14,415)	$(15,932)
Key performance metrics and non-GAAP financial measures
We present Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA and Adjusted EBITDA margin are not recognized terms under GAAP and should not be considered as an alternative to net income (loss) or net income (loss) margin as measures of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. A reconciliation is provided below for our non-GAAP financial measures to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA and Adjusted EBITDA margin
We define Adjusted EBITDA as net loss before interest expense, net, income tax benefit, depreciation and amortization, and as further adjusted for stock-based compensation expense, acquisition and integration costs, asset and lease impairments, costs related to amended debt agreements, and IPO related costs. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.
The following table presents a reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin for the three months ended March 31, 2024 and 2023, and the years ended December 31, 2023 and 2022:
	Three months ended March 31,		Year ended December 31,
($ in thousands)	2024	2023	2023	2022
Net loss	$(15,932)	$(10,623)	$(51,334)	$(51,455)
Interest expense, net	57,184	49,501	205,917	155,325
Income tax benefit	(6,061)	(3,887)	(12,500)	(14,420)
Depreciation and amortization	44,174	43,966	176,467	183,167
Stock-based compensation expense	2,528	2,150	8,848	8,003
Acquisition and integration costs	302	1,616	3,947	2,208
Asset and lease impairments(a)	—	—	—	10,856
Costs related to amended debt agreements	10,402	—	393	1,549
IPO related costs	164	—	1,977	275
Adjusted EBITDA	$92,761	$82,723	$333,715	$295,508
Revenue	$224,792	$191,083	$791,010	$704,874
Net loss margin	(7.1%)	(5.6)%	(6.5)%	(7.3)%
Adjusted EBITDA margin	41.3%	43.3%	42.2%	41.9%
(a) Reflects the impact of the impairment expense recognized related to leasehold improvements and right-of-use assets at closed office locations.
Net Revenue Retention Rate
We also regularly monitor and review our Net Revenue Retention Rate.
The following table presents our Net Revenue Retention Rate for March 31, 2024 and 2023, respectively, and for December 31, 2023 and 2022, respectively:
	Twelve months ended March 31,		Year ended December 31,
	2024	2023	2023	2022
Net Revenue Retention Rate	108.8%	108.8%	108.6%	109.5%
Our Net Revenue Retention Rate compares twelve months of client invoices for our solutions at two period end dates. To calculate our Net Revenue Retention Rate, we first accumulate the total amount invoiced during the twelve months ending with the prior period-end, or Prior Period Invoices. We then calculate the total amount invoiced to those same clients for the twelve months ending with the current period-end, or Current Period Invoices. Current Period Invoices are inclusive of upsell, downsell, pricing changes, clients that cancel or chose not to renew, and discontinued solutions with continuing clients. The Net Revenue Retention Rate is then calculated by dividing the Current Period Invoices by the Prior Period Invoices. Our total invoices included in the analysis are greater than 98% of reported revenue. We use Net Revenue Retention Rate to evaluate our ongoing operations and for internal planning and forecasting purposes. Acquired businesses are included in the last-twelve month Net Revenue Retention Rate in the ninth quarter after acquisition, which is the earliest point that comparable post-acquisition invoices are available for both the current and prior twelve-month period.
Customer Count with >$100,000 Revenue
We also regularly monitor and review our count of clients who generate more than $100,000 of revenue.

The following table sets forth our count of clients who generate more than $100,000 of revenue for the periods presented:
(For the 12 month period ended)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
Customer Count with >$100,000 Revenue	920	939	963	982	1,007	1,023	1,033	1,046	1,080
Our count of clients who generate more than $100,000 of revenue is based on an accumulation of the amounts invoiced to clients over the preceding twelve months. The invoices for acquired clients are included starting in the first full calendar quarter after the date of acquisition.
Liquidity and capital resources
Overview
We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses on a short-term and long-term basis are for working capital, capital expenditures, debt service requirements, and investments in future growth, including acquisitions. We have historically funded our operations and acquisitions through our cash and cash equivalents, cash flows from operations, and debt financings. We believe that our existing unrestricted cash on hand, expected future cash flows from operations, and additional borrowings will provide sufficient resources to fund our operating requirements, as well as future capital expenditures, debt service requirements, and investments in future growth for at least the next 12 months. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings, or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial, and other factors beyond our control, including those described under “Risk factors.”
On March 31, 2024 and December 31, 2023, we had restricted cash of $13.5 million and $9.8 million, respectively, which consists of cash deposited in lockbox accounts owned by us which are contractually required to be disbursed to participating clients on the following day, as well as cash collected on behalf of healthcare providers from patients that have not yet been remitted to providers. These funds payable are not available for our use and liquidity, and are offset on our balance sheet by an aggregated funds payable liability.
Our liquidity is influenced by many factors, including timing of revenue and corresponding cash collections, the amount and timing of investments in strategic initiatives, our investments in property, equipment, and software, as well as other factors described under “Risk factors.” Depending on the severity and direct impact of these factors on us, we may not be able to secure additional financing on acceptable terms, or at all.
Cash flows
Cash flows from operating, investing, and financing activities for the three months ended March 31, 2024 and March 31, 2023, are summarized in the following table:
	Three months ended March 31,
($ in thousands)	2024	2023	Amount	Change
Net cash provided by operating activities	$10,730	$16,858	(6,128)	(36.4)%
Net cash used by investing activities	(5,560)	(4,770)	(790)	16.6%
Net cash provided by (used in) financing activities	20,210	(2,525)	22,735	NM
Net increase (decrease) in cash and restricted cash	$25,380	$9,563	$15,817	165.4%

Cash flows from operating, investing, and financing activities for the years ended December 31, 2023 and December 31, 2022, are summarized in the following table:
	Year ended December 31,		Change
($ in thousands)	2023	2022	Amount	Change
Net cash provided by operating activities	$51,460	$102,634	$(51,174)	(49.9)%
Net cash used by investing activities	(61,517)	(17,433)	(44,084)	252.9%
Net cash used by financing activities	(17,151)	(67,065)	49,914	(74.4)%
Net increase (decrease) in cash and restricted cash	$(27,208)	$18,136	$(45,344)	(250.0)%
Cash flows provided by operating activities
Cash flows provided by operating activities were $10.7 million for the three months ended March 31, 2024 as compared to $16.9 million for the three months ended March 31, 2023. The decrease is primarily due to the increase in net loss.
Cash flows provided by operating activities were $51.5 million for the year ended December 31, 2023 as compared to $102.6 million for the year ended December 31, 2022. The decrease is primarily driven by the change in deferred income taxes and income tax receivable resulting in a decrease of $43.4 million. Additionally, the decrease was driven by an impairment expense of $10.9 million recognized in 2022 related to leasehold improvements and right-of-use assets at closed office locations.
Cash flows used by investing activities
Cash flows used in investing activities were fairly consistent at $5.6 million for the three months ended March 31, 2024 as compared to $4.8 million for the three months ended March 31, 2023.
Cash flows used in investing activities were $61.5 million for the year ended December 31, 2023 as compared to $17.4 million for the year ended December 31, 2022. Cash flows used in investing activities increased in 2023 relative to 2022 as we used $40.0 million for acquisitions completed in 2023.
Cash flows provided by (used in) financing activities
Cash flows generated in financing activities were $20.2 million for the three months ended March 31, 2024 as compared to cash flows used of $2.5 million for the three months ended March 31, 2023. The increase was due to the debt refinancing in February 2024, which increased the amount of our First Lien Credit Facility by $466.4 million, net of creditor fees, partially offset by the complete pay off of our Second Lien Credit Facility of $448.0 million and third-party fees paid in connection with issuance of new debt of $1.4 million. Additionally, due to the First Lien Credit Facility refinancing, no quarterly principal payment was due on the First Lien Credit Facility in the three months ended March 31, 2024, which drove a cash increase of $4.5 million compared to the three months ended March 31, 2023.
Cash flows used in financing activities were $17.2 million for the year ended December 31, 2023 as compared to $67.1 million for the year ended December 31, 2022. Cash flows used in financing activities decreased in 2023 relative to 2022 primarily due to the $47.0 million partial pay down in principal of the Second Lien Credit Facility in April 2022.
Indebtedness
First lien credit facilities
Our indirect wholly-owned subsidiary, Waystar Technologies, Inc., a Delaware corporation (the “Borrower”), is the Borrower under a first lien credit agreement, dated as of October 22, 2019 (as amended from time to time, the “First Lien Credit Agreement”), that initially provided for an $825.0 million senior secured first lien term loans and commitments under a revolving credit facility in an aggregate principal amount of $125.0 million, with a sub-commitment for issuance of letters of credit of $25.0 million. The initial first lien term loans are scheduled to mature on October 22, 2026 and commitments under the revolving credit facility and the loans thereunder were initially scheduled to terminate and mature on October 22, 2024.
On December 1, 2019, the Borrower and certain lenders amended the First Lien Credit Agreement to add 2019 first lien incremental term loans in the amount of $100.0 million to be used for certain acquisitions consummated substantially simultaneously with the closing of such amendment. The terms of such 2019 first lien incremental term loans were the same as the terms of the initial first lien term loans, including in respect of maturity, and were considered an increase in the aggregate principal amount of the initial first lien term loans outstanding under the First Lien Credit Agreement and were part of the initial first lien term loans.
On September 23, 2020, the Borrower and certain lenders amended the First Lien Credit Agreement to (i) add 2020 first lien incremental term loans in the amount of $620.0 million to be used for certain acquisitions consummated substantially simultaneously with the closing of such amendment and (ii) add revolving credit commitments in the amount of $75.0 million to increase the revolving credit commitments available under the First Lien Credit Agreement to $200.0 million. Such 2020 first lien incremental term loans constituted a separate class of first lien term loans from the initial first lien term loans but were otherwise on the same as the terms of the initial first lien term loans (other than with respect to the “LIBOR-floor” applicable thereto).
On March 24, 2021, the Borrower and certain lenders amended the First Lien Credit Agreement to (i) reduce the “LIBOR-floor” applicable to the 2020 first lien incremental term loans and (ii) in connection therewith, combine the initial first lien term loans with the 2020 first lien incremental term loans which thereafter then constituted one class of first lien term loans.
On August 24, 2021, the Borrower and certain lenders amended the First Lien Credit Agreement to add 2021 first lien incremental term loans in the amount of $247.0 million to be used for certain acquisitions consummated substantially simultaneously with the closing of such amendment. The terms of such 2021 first lien incremental term loans were the same as the terms of the initial first lien term loans outstanding at such time, including in respect of maturity, and were considered an increase in the aggregate principal amount of the initial first lien term loans outstanding under the First Lien Credit Agreement at such time and were part of the initial first lien term loans.
On June 1, 2023, the Borrower and certain lenders amended the First Lien Credit Agreement to replace all LIBOR-based interest rates applicable to borrowings under the revolving credit facility with a Term SOFR-based rate plus a credit spread adjustment of 0.11%.
On June 23, 2023, the Borrower and certain lenders amended the First Lien Credit Agreement to replace all LIBOR-based interest rates applicable to the first lien term loans with a Term SOFR-based rate plus a credit spread adjustment of 0.11%.
On October 6, 2023, the Borrower and certain lenders amended the First Lien Credit Agreement to, among others, (i) increase the revolving credit commitments under the First Lien Credit Agreement by $142.5 million to a total of $342.5 million, with a sub-commitment for issuance of letters of credit of $50.0 million, (ii) amend the applicable margin with respect thereto upon the consummation of a qualifying initial public offering, and (iii) extend the availability period of such revolving credit commitments and the maturity date of loans thereunder from October 22, 2024 to October 6, 2028; provided that if, prior to October 6, 2028, either (i) on the date that is 91 days prior to the maturity date of the first lien term loans (or any loans refinancing such first lien term loans), more than $150.0 million of such first lien term loans (or any such loans refinancing such first lien term loans) are outstanding or (ii) on the date that is 91 days prior to the maturity date of the second lien term loans under the Second Lien Credit Facility (or any loans refinancing such second lien term loans), any such second lien term loans (or any such loans refinancing such second lien term loans) are outstanding, the commitments under the revolving credit facility and the loans thereunder will terminate and mature on such date (the “Springing Maturity Condition”). The revolving credit commitments as increased by the amendment replaced the existing revolving credit commitments under the First Lien Credit Agreement.

On February 9, 2024, the Borrower and certain lenders amended the First Lien Credit Agreement to, among others, (i) increase the total First Lien Credit Facility term loan balance to $2.2 billion, $449.6 million of which was utilized to pay off the remaining principal and interest on the Second Lien Credit Facility, and (ii) extend the maturity date of the First Lien Credit Facility to October 22, 2029. As of February 9, 2024, the effective interest rate under the First Lien Credit Facility was 4.00% per annum above the SOFR rate.
All obligations under the First Lien Credit Agreement are unconditionally guaranteed on a senior first lien priority basis by, subject to certain exceptions, the Borrower and each of the Borrower’s existing and subsequently acquired or organized direct or indirect wholly owned restricted subsidiaries organized in the United States. Additionally, the obligations under First Lien Credit Agreement and such guarantees are secured on a first lien priority basis, subject to certain exceptions and excluded assets, by (i) the equity securities of the Borrower and of each subsidiary guarantor and (ii) security interests in, and mortgages on, substantially all personal property and material owned real property by the Borrower and each subsidiary guarantor.
Borrowings under the First Lien Credit Agreement currently bear interest at a rate per annum equal to, at the option of the Borrower, either (i) (x) the Term SOFR rate for the applicable interest period, with a floor of 0.00%, plus (y) an applicable margin rate of, for the first lien term loans, (a) prior to consummation of a qualifying initial public offering, between 4.00% and 3.75% and (b) on or after the consummation of a qualifying initial public offering, between 3.75% and 3.50% and, for loans under the revolving credit facility, (a) prior to the consummation of a qualifying initial public offering, between 3.75% and 3.25% and (b) on or after the consummation of a qualifying initial public offering, between 3.00% and 2.25%, in each case, depending on the applicable first lien leverage ratio or (ii) (x) an alternate base rate (“ABR”), with a floor of 1.00%, plus (y) an applicable margin rate of, for the first lien term loans, (a) prior to the consummation of a qualifying initial public offering, between 3.00% and 2.75% and (b) on or after the consummation of a qualifying initial public offering, between 2.75% and 2.50% and, for loans under the revolving credit facility, (a) prior to the consummation of a qualifying initial public offering, between 2.75% and 2.25% and (b) on or after the consummation of a qualifying initial public offering, between 2.00% and 1.25%, in each case, depending on the applicable first lien leverage ratio (with the ABR determined as the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.50%, and (c) the Term SOFR rate plus 1.00%).
In addition to paying interest on outstanding principal under the first lien term loans and the revolving credit facility, the Borrower is required to pay a commitment fee, payable quarterly in arrears, of (i) prior to the consummation of a qualifying initial public offering, 0.50% per annum on the average daily unused portion of the revolving credit facility, with step-downs to 0.375% and 0.25% per annum and (ii) on or after the consummation of a qualifying initial public offering, 0.375% per annum on the average daily unused portion of the revolving credit facility, with step-down to 0.25% per annum, in each case, on such portion upon achievement of certain first lien leverage ratios. The Borrower must also pay customary letter of credit issuance and participation fees and other customary fees and expenses of the letter of credit issuers.
The Borrower is required to repay installments on the first lien term loans in quarterly principal amounts equal to approximately $5.5 million on the last business day of each March, June, September, and December of each year, with the balance payable on October 22, 2029. Additionally, the entire principal amount of revolving loans outstanding (if any) under the revolving credit facility are due and payable in full at maturity on October 6, 2028, subject to the Springing Maturity Condition, on which day the revolving credit commitments thereunder will terminate.
The Borrower is required, subject to certain exceptions, to pay outstanding amounts of the first lien term loan, (i) with 50% of excess cash flow, with step-downs upon achievement of certain first lien net leverage ratios, (ii) with 100% of the net cash proceeds of all non-ordinary course asset sales by the Borrower and its restricted subsidiaries, subject to customary reinvestment right, and (iii) with 100% of the net cash proceeds of issuances of debt obligations of the Borrower and its restricted subsidiaries, other than permitted debt. Additionally, the Borrower may voluntarily repay outstanding loans under the first lien term loan and the revolving credit facility at any time without premium or penalty. In addition, the Borrower may elect to permanently terminate or reduce all or a portion of the revolving credit commitments and the letter of credit sub-limit under the revolving credit facility at any time without premium or penalty.
The First Lien Credit Agreement also includes customary representations, warranties, covenants, and events of default (with customary grace periods, as applicable).
As of March 31, 2024, we had $2,200 million of outstanding borrowings on the first lien term loan and $342.5 million of availability under the revolving credit facility under the First Lien Credit Agreement, and outstanding letters of credit of $0 million under the First Lien Credit Agreement. As of March 31, 2024 and December 31, 2023, we were in compliance with the covenants under the First Lien Credit Agreement.
Receivables facility
On August 13, 2021, the Borrower, as servicer, and Waystar RC LLC, a wholly-owned “bankruptcy remote” special purpose vehicle, as “Receivables Borrower”, entered into a receivables financing agreement (the ‘Receivables Financing Agreement”), providing for an aggregate borrowing of up to $50 million. Loans under the Receivables Financing Agreement mature on August 13, 2024. Borrowings under the Receivables Financing Agreement accrue interest at a rate per annum of, at the option of the Receivables Borrower, either Term SOFR or base rate plus 2.00%. All amounts outstanding under the Receivables Financing Agreement are collateralized by substantially all of the accounts receivables and unbilled revenue of the Receivables Borrower. On October 31, 2023, the Borrower and Receivables Borrower amended the Receivables Financing Agreement to increase the aggregate borrowing availability to up to $80 million and extend the maturity date to October 30, 2026.
In connection with the Receivables Financing Agreement, eligible accounts receivable of certain of our subsidiaries are sold to the Receivables Borrower. The Receivables Borrower pledges the receivables as security for loans. The accounts receivable owned by the Receivables Borrower are separate and distinct from our other assets and are not available to our other creditors should we become insolvent.
The Receivables Financing Agreement also contains customary representations, warranties, covenants, and default provisions.
As of March 31, 2024, the Receivables Borrower had $70 million in outstanding borrowings under the Receivables Financing Agreement. As of March 31, 2024 and December 31, 2023, we were in compliance with the covenants under the Receivables Financing Agreement.
Contractual obligations
The following table presents a summary of our contractual obligations as of March 31, 2024:
(in thousands)	2024	2025	2026	2027	2028	Thereafter	Total
Operating lease(1)	$3,809	$4,898	$4,246	$2,004	$1,845	$2,764	$19,566
Finance lease(2)	1,181	1,604	1,641	1,678	1,714	9,309	17,127
Debt obligations(3)	16,500	22,000	92,000	22,000	22,000	2,095,500	2,270,000
Total	$21,490	$28,502	$97,887	$25,682	$25,559	$2,107,573	$2,306,693
(1) Obligations and commitments to make future minimum rental payments under non-cancelable operating leases having remaining terms in excess of one year.
(2) Obligations and commitments to make future minimum lease payments for finance leases.
(3) Relates to the long-term debt principal payments (excluding debt discount) on our First Lien Credit Facility and Receivables Facility. Does not include any amounts outstanding under our Revolving Credit Facility.
Critical accounting policies and use of estimates
The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2, “Significant Accounting Policies,” of the accompanying consolidated financial statements included elsewhere in this prospectus. Critical accounting policies are those that we consider to be the most important in portraying our financial condition and results of operations and also require the greatest amount of judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.
Revenue recognition
Revenue is recognized for each performance obligation upon transfer of control of the software solutions to the client in an amount that reflects the consideration we expect to receive. Revenues are recognized net of any taxes collected from clients and subsequently remitted to governmental authorities.
We derive revenue primarily from providing access to our solutions for use in the healthcare industry and in doing so generate two types of revenue: (i) subscription revenue and (ii) volume-based revenue, which account for 99% of total revenue for all periods presented. We also derive revenue from implementation fees for our software, as well as hardware sales to facilitate patient payments.
Revenue from our subscription services as well as from our volume-based services represents a single promise to provide continuous access (i.e., a stand-ready obligation) to our software solutions in the form of a service. Our software products are made available to our clients via a cloud-based, hosted platform where our clients do not have the right or practical ability to take possession of the software. As each day of providing access to the software solutions is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services.
Revenue from our subscription services is recognized over time on a ratable basis over the contract term beginning on the date that the service is made available to the client. Volume-based services are priced based on transaction, dollar volume, or provider count in a given period. Given the nature of the promise is based on unknown quantities or outcomes of services to be performed over the contract term, the volume-based fee is determined to be variable consideration. The volume-based transaction fees are recognized each day using a time-elapsed output method based on the volume or transaction count at the time the clients’ transactions are processed.
Our other services are generally related to implementation activities across all solutions and hardware sales to facilitate patient payments. Implementation services are not considered performance obligations as they do not provide a distinct service to clients without the use of our software solutions. As such, implementation fees related to our solutions are billed upfront and recognized ratably over the contract term. Implementation fees and hardware sales represent less than 1% of total revenue for all periods presented.
Revenue recorded where we act in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded where we act in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.
The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the client or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the majority of our contracts, we are considered the principal in the transaction with the client and recognize revenue gross of any related channel partner fees or costs. We have certain agency arrangements where third parties control the goods or services provided to a client and we recognize revenue net of any fees owed to these third parties.

Goodwill and long-lived assets
Goodwill and long-lived assets comprise 92.0% of our total assets as of December 31, 2023. Goodwill represents the excess of consideration paid over the estimated fair value of the net intangible and identifiable intangible assets acquired in business combinations. We evaluate goodwill for impairment annually on October 1st or whenever there is an impairment indicator. Potential impairment indicators may include, but are not limited to, the results of our most recent annual or interim impairment testing, downward revisions to internal forecasts, macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management and key personnel, changes in composition or carrying amount of net assets, and changes in share price.
ASC Topic 350, Intangibles — Goodwill and Other (“ASC 350”), allows entities to first use a qualitative approach to test goodwill for impairment by determining whether it is more likely than not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment supports that it is more likely than not that the fair value of the asset exceeds its carrying value, a quantitative impairment test is not required. If the qualitative assessment indicates that it is more likely than not that the fair value of the asset does not exceed its carrying value, we will perform the quantitative goodwill impairment test, in which we compare the fair value of the reporting unit to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss.
Goodwill is tested for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment (referred to as a component). Our single operating segment is also our single reporting unit as we do not have segment managers and there is no discrete information reviewed at a level lower than the consolidated entity level. All of our assets and liabilities are assigned to this single reporting unit.
For our annual goodwill impairment test during the year ended December 31, 2023, we elected to perform a qualitative assessment. Our assessment of relevant events and circumstances was designed to indicate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The assessment considered whether or not we observed changes in market conditions within the industry and macroeconomy, changes in cost factors which could result in a negative effect on earnings or financial performance of the reporting unit, such as negative or declining cash flows compared to prior period results, and other entity-specific events or conditions impacting the reporting unit. There were no indicators that it was more likely than not that the fair value of the asset did not exceed its carrying value. In connection with our goodwill impairment testing performed as of December 31, 2023 and 2022, we concluded that there was no impairment to goodwill.
Prior assessments have indicated that the fair value exceeds the carrying value for the reporting unit with reasonable headroom and no indication of impairment. However, we elect to perform a goodwill impairment test utilizing a quantitative approach every fourth year in order to calculate a new fair value “base” to which future qualitative tests can be compared. Our most recent quantitative assessment was performed as of October 1, 2020.
Long-lived assets are amortized over their useful lives. We evaluate the remaining useful life of long-lived assets periodically to determine if events or changes in circumstances warrant a revision to the remaining period of amortization. The carrying amounts of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We measure the recoverability of these assets by comparing the carrying amount of the asset group to the future undiscounted cash flows the assets are expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the asset group, then the carrying amount of such assets is reduced to fair value.
Quantitative and qualitative disclosures about market risk
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risks are principally associated with credit risk and interest rate risk.

Credit risk
Credit risk involves the possibility that a counterparty will not meet its obligations under a financial instrument or client contract, leading to a financial loss. Concentrations of credit risk with respect to our clients are limited due to our diversified client base.
We routinely assess the financial strength of our clients through a combination of third-party financial reports, credit monitoring, publicly available information, and direct communication with those clients. We establish payment terms with clients to mitigate credit risk and monitor its accounts receivable credit risk exposure. However, while we actively seek to ensure credit risk, there can be no assurance that in the future it will be able to obtain credit risk insurance at commercially attractive terms or at all.
Interest rate risk
Our exposure to interest rate risk is related to our First Lien Credit Facility, which bears interest at SOFR plus 4%. A hypothetical 100 basis point increase or decrease in the current effective rate would have an impact on our interest expense of approximately $17.7 million for the year ended December 31, 2023 or $4.3 million for the three months ended March 31, 2024.
We attempt to minimize our interest risk exposure by fixing our rate through the utilization of interest rate swaps, which are derivative instruments. Our intention is to limit exposure to interest rate fluctuations by maintaining an approximate 50% hedged position compared to the total amount of debt outstanding under our First Lien Credit Facility.

BUSINESS
Our mission
Our mission is to simplify healthcare payments through our modern cloud-based software, enabling our healthcare clients to prioritize patient care and optimize their financial performance.
Overview
Waystar provides healthcare organizations with mission-critical cloud software that simplifies healthcare payments. Our enterprise-grade platform streamlines the complex and disparate processes our healthcare provider clients must manage to be reimbursed correctly, while improving the payments experience for providers, patients, and payers. We leverage internally developed AI as well as proprietary, advanced algorithms to automate payment-related workflow tasks and drive continuous improvement, which enhances claim and billing accuracy, enriches data integrity, and reduces labor costs for providers.
Put simply, our software helps providers get paid faster, accurately, and more efficiently, while ensuring patients receive a modern, transparent, and consumer-friendly financial experience.
The healthcare payment ecosystem is highly complex, beginning with pre-service patient onboarding and extending through post-service revenue collection, with dozens of interdependent steps in between. Within this multi-step workflow, the process for determining how much a provider should be reimbursed involves millions of permutations of variables, such as over 10,000 diagnosis codes that are constantly changing and unique payer contracts, each with individual rules, processes, and reimbursement requirements. The burden borne by providers of tracking and managing all of these variables, coupled with a constantly evolving regulatory framework, often results in incorrect payments or denials that require time-consuming appeals procedures to resolve. Historically, healthcare providers have relied upon a patchwork of manual processes and systems to navigate these complexities and support their payment functions. However, this legacy approach has resulted in workflow delays, lost revenue, and slower time to payment. Our purpose-built software platform addresses these challenges and optimizes healthcare payments across all stages of the patient journey. Our clients utilize our software to manage pre-encounter workflows such as eligibility checks and prior authorization approvals, as well as mid- and post-encounter workflows such as co-pay collection, claims submission and monitoring, and payer remittances. Our software helps to avoid or reduce billing errors throughout the healthcare payment workflow, from pre-encounter eligibility verification to determine patient insurance eligibility and benefits prior to rendering service, to mid- and post-encounter solutions such as our revenue capture suite which identifies and resolves missing charges and errors in claims submissions by providers, our claims management suite which helps ensure submissions in accordance with payer contracts, and our denial avoidance solution which offers a root cause reporting tool for denied claims to help reduce preventable denials in the future.
Our software is used daily by providers of all types and sizes across the continuum of care, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems. We currently serve approximately 30,000 clients of various sizes, representing approximately one million distinct providers practicing across a variety of care sites, including 18 of the top 22 U.S. News Best Hospitals. Our client base is highly diversified, and for the year ended December 31, 2023, our top 10 clients accounted for only 11.3% of our total revenue. Our business model is designed such that as our clients grow to serve more patients, their claims and transactional volumes increase, resulting in corresponding growth in our business. In addition, our clients frequently adopt a greater number of our solutions over time and introduce our solutions across new sites of care. The number of clients from whom we generate over $100,000 of revenue has grown from 920 in the twelve months ended March 31, 2022 to 1,007 in the twelve months ended March 31, 2023 to 1,080 in the twelve months ended March 31, 2024, driven by large, new client wins and successful cross-selling and up-selling efforts. In 2023, we facilitated over five billion healthcare payments transactions, including over $1.2 trillion in gross claims volume, spanning approximately 50% of patients in the United States.
Our platform benefits from powerful network effects. Our cloud-based software is driven by a sophisticated, automated, and curated rules engine, employing AI to generate and incorporate real-time feedback from millions of network transactions processed through our platform each day. Every transaction we process provides additional data insights across providers, patients, and payers, which are embedded in updates that are deployed efficiently across our client base. This results in cumulative benefits to us over time — as we capture more data from each transaction we process, we leverage that data to continue to improve the Waystar platform through embedded machine learning, advanced algorithms, and other in-house AI technologies to deliver added value to our clients. In turn, the more value we create for our clients, the more likely it is that they will continue to use our platform, allowing us to continue to capture more data that results in tangible improvements to our products. As a result, our clients benefit from faster and more efficient performance from software that is evolving to meet ever-changing regulatory and payer requirements, enabling accurate and timely reimbursement.
We have demonstrated an ability to drive recurring, predictable, and profitable growth. Over 99% of our revenue is either recurring subscription or based on highly predictable volumes. For the twelve months ended March 31, 2024, our Net Revenue Retention Rate was 108.8%, and for the year ended December 31, 2023, our Net Revenue Retention Rate was 108.6%. For the three months ended March 31, 2024, we generated revenue of $224.8 million (reflecting a 17.6% increase compared to revenue of $191.1 million for the same period in the prior year), net loss of $15.9 million (reflecting a 50.0% increase to net loss compared to net loss of $10.6 million for the same period in the prior year), and Adjusted EBITDA of $92.8 million (reflecting a 12.1% increase compared to Adjusted EBITDA of $82.7 million for the same period in the prior year). For the year ended December 31, 2023, we generated revenue of $791.0 million (reflecting a 12.2% increase compared to revenue of $704.9 million in the prior year), net loss of $51.3 million (compared to net loss of $51.5 million in the prior year), and Adjusted EBITDA of $333.7 million (reflecting a 12.9% increase compared to Adjusted EBITDA of $295.5 million in the prior year).

Industry background
Healthcare is one of the largest and most complex vertical end-markets within the U.S. economy, accounting for 18.3% of the U.S. gross domestic product as of 2021. According to CMS, total U.S. healthcare spending was $4.3 trillion in 2021 and is expected to grow at a 5% annual rate to $6.8 trillion in 2030. According to the Journal of the American Medical Association, the annual cost of wasteful spending in healthcare has ranged from $760 billion to $935 billion in recent years, or nearly one-quarter of total healthcare spending. Of this, $350 billion is administrative-related, which is inclusive of healthcare payments-related waste.

The Waystar platform is purpose-built to address the administrative headwinds faced by healthcare providers, including:
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Antiquated, legacy technology systems and data silos. The historically slow pace of digital adoption by healthcare organizations has led to a patchwork of disparate point-solutions. These software tools, most of which are hosted or installed on-premises, lack the interoperability and scalability of a modern cloud-based technology architecture, which is designed to enable the safe and efficient dissemination of critical information. This patchwork approach has also led to data silos, which inhibit transparency and data sharing and often result in denials or the inability to process claims efficiently.

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Reliance on inefficient, manual processes. Poorly integrated legacy systems have led many healthcare organizations to employ labor-dependent solutions to address the critical demands of their businesses, often resulting in suboptimal financial performance for providers and a substandard experience for patients.

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Increasing labor and administrative costs. Staffing costs continue to present a major challenge, with clinical labor costs in 2021 increasing an average of 8% per patient day when compared to a pre-pandemic baseline period in 2019, according to an analysis by Premier, Inc. According to the Medical Group Management Association, 73% of medical practices ranked staffing shortages as their biggest challenge for 2022. Rising labor costs and retention challenges make it critical for providers to maximize the productivity of their workflows.

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Reimbursement complexity and collection challenges. Determining reimbursement to a provider from a payer or a patient is dependent on a myriad of factors that are both highly complex and constantly evolving. Achieving consistently accurate reimbursement is challenging, with more than 10,000 diagnosis codes that are constantly changing, thousands of unique payer contracts, and an evolving regulatory backdrop, resulting in high degrees of reimbursement variability. According to KFF research, approximately 17% of 2021 healthcare claims were initially denied, leaving a significant unmet need for solutions that reduce denials, increase first pass acceptance, and simplify appeals. Providers bear the burden of navigating reimbursement obstacles, and missteps can ultimately result in lost revenue or delayed cash flow. In addition, healthcare providers often struggle to convert patient bills (i.e., patient responsibility) to cash payments as patients are also tasked with navigating ever-changing benefits policies and interacting with outdated technology.

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Accelerating consumer demand for digital tools. Patients are bearing a greater burden of healthcare costs than ever before, with more than 50% of American employees enrolling in high deductible health plans according to SHADAC Data (2022). Out-of-pocket costs constituted 12% of total U.S. personal healthcare expenditures in 2021 according to CMS, and the estimated average patient lifetime spending is $1.4 million, based on a 2021 Health Management Academy Research report. Despite these trends, patients lack access to digital tools and accurate information for healthcare payments, including transparency in insurance coverage and out-of-pocket cost estimates pre-service, as well as flexible payment arrangements to pay for care, resulting in 40% of patients paying their bills late, according to a Company survey.

Our market opportunity
Over time, administrative workflows (e.g., human resources, information technology, accounting and finance, and customer service) that were traditionally insourced by healthcare providers have undergone a meaningful transformation. Seeking more effective solutions to address industry challenges, providers initially outsourced these functions to third-party specialized services vendors. However, with advances in technology infrastructure and cloud-based software, as well as increased interoperability between systems, providers are increasingly utilizing automated software solutions to further enhance efficiency. We believe the healthcare payments workflow is currently undergoing such an evolution, and that Waystar is well-positioned to benefit from providers gravitating towards more modern, software-oriented solutions.
We estimate that our TAM with respect to our current software solution set, is approximately $15 billion today. To estimate our market opportunity, we categorized the United States healthcare provider market into tiers based on setting of care and size of practice. We then applied our average pricing by product, accounting for pricing differences at varying sized providers, and multiplied the average product price by the corresponding practice count per setting of care to determine our TAM. Based on a third-party study commissioned by the Company, we believe our TAM has the potential to increase to almost $20 billion in 2027, reflecting a 5% CAGR over the next five years, driven by growth within healthcare payments (notably, in prior authorizations, patient payments, and revenue cycle management analytics), increased outsourcing in revenue cycle management, as well as secular technology tailwinds such as greater utilization of AI. We expect to expand our TAM further over time as we develop new solutions and address adjacent workflows. We believe we have consistently grown in excess of the market since 2016 and expect we will continue to grow our market share in the future by virtue of our differentiated platform and capabilities. We believe the market share of our solutions within the hospital segment and ambulatory practice segment is approximately 3% and 7% (calculated as a percentage of our revenue as compared to our TAM estimates by setting of care), respectively, demonstrating the ample white space in which we can continue driving our growth.
The Waystar platform
Our innovative cloud-based software platform is purpose-built to simplify our clients’ payment-related challenges. We believe our platform significantly outperforms those of our competitors, who lack either modern functionality or the ability to address the full end-to-end payments workflow.
The key components of our platform include:
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Modern, differentiated software. We provide modern, scalable healthcare payments software solutions. Our platform is in alignment with best-in-class offerings in other industry verticals that include multi-tenancy, micro-services architecture, and robust data security. Our technology is cloud-native, allowing us to deploy it across any type and size of provider, from single-physician practices to the most sophisticated multi-site health systems. This single-instance, multi-tenant infrastructure is underpinned by an event-driven microservices architecture, all of which we have built in-house.

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A comprehensive solution set. Our software addresses the entire healthcare payments workflow, from pre-service patient onboarding and prior authorization through post-service payment collection. Rather than attacking individual pain points for a client user, our solutions can meet the full demands of an entire organization, eliminating the need for point solutions, boosting productivity through a seamless end-user experience, and reducing the risk of loss of data or information.

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Seamless integrations. Our solutions are integrated with a broad range of systems provided by over 200 channel partners, including ERP applications, as well as PM and EHR systems. This deep connectivity is an important point of differentiation and makes our solutions faster to implement, easier to use, and harder to replace.

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An expansive network. Our extensive network of clients and counterparties underpins our platform. Over more than two decades, we have built direct connectivity with healthcare payers—from large health insurers to small third-party administrators—to the benefit of our clients and partners. This network has allowed us to build a large database of information to generate insights and drive continuous improvements.

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Advanced AI capabilities driven by proprietary data asset. We build predictive scoring capabilities using extensive training data sets and advanced machine learning which we apply to data that passes through our platform. Using these machine-learning models, we are able to predict an outcome for a variety of reimbursement workflows, which we incorporate into our solutions to drive improved results for payers, providers, and patients. Our data asset is comprised of the billions of transactions we facilitate each year as well as the numerous variables that factor into each of those payments. This allows us to leverage the compounding value of this data asset to advance our AI and automation capabilities, which continuously learn and improve our platform. Our data include elements such as demographics, geography, diagnosis and prognosis, and care provider, as well as a variety of counterparty details. For example, we leverage AI in our denials prevention and recovery platform, where it helps us predict denied claim appeals success based on a variety of factors including patient benefits, procedure performed, applicable payer involved, and codes used. This enables providers to prioritize their workflow efforts and drive maximum recovery value on denied claims. In addition, we use AI to discover missing charges and capture otherwise lost revenue, to align claim status and escalation efforts with claim-specific expected remit timeframe, to drive work queue prioritization by expected value, to predict the likelihood of charity qualification driving pre-service financial intervention, and for behavior modeling to align patient collection costs.
Our platform provides the following benefits to our clients:
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Increased revenue. Our software solutions simplify the payment process, allowing our clients to increase the share of revenue they collect.

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Quicker payments. Our software helps expedite payments by streamlining and automating cumbersome workflows that create excessive delays.

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Greater productivity. Our ability to automate portions of the payment cycle allows our clients to reduce operating costs and focus on their core mission of caring for their patients.

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Financial visibility. We deploy analytics, reporting, and forecasting tools that provide our clients with unprecedented visibility into areas where they can further improve their payment process and collections.

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Rapid time-to-value. Our architecture seamlessly integrates with our clients’ existing systems and technology. This ease of integration enables our clients to quickly realize value from our solutions while avoiding costly and distracting implementation processes associated with other types of software and support services.

Our platform enables us to provide industry-leading technology at scale to more than 30,000 clients across more than five billion healthcare payment transactions worth over $1.2 trillion in annual gross claims. The quality and innovation of our technology has been widely recognized, as evidenced by our receipt of a MedTech Breakthrough Award for healthcare payments innovation and numerous Best in KLAS awards.
Why Waystar wins
Through decades of experience, we have honed our deep domain expertise, fostered long-standing client relationships, and built our library of rules and algorithms. We believe our modern, cloud-based platform combined with our subject matter expertise are extremely difficult to replicate and provide us with a meaningful competitive advantage. We believe these factors, together with the following additional strengths, position us well for continued success:

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Strong brand with attractive client ROI. The Waystar brand is synonymous with quality, reliability, robust analytics, exceptional customer service, and a deep and interconnected network. This strength is evidenced by our high NPS of 74 and #1 rank versus competitors in percentage of clients indicating the highest level of satisfaction with our services, based on a third-party survey commissioned by us in 2023. Our brand, as well as the tangible ROI that we deliver, drives strong client loyalty, as evidenced by our 108.8% Net Revenue Retention Rate for the twelve months ended March 31, 2024. Many of our clients support our success by recommending Waystar to other providers, further driving growth and adoption of our solutions. Our award-winning brand attracts exceptional talent to help us further our mission.

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Differentiated client experience. We have a relentless focus on operational execution and deliver outstanding client experience. According to a third-party survey commissioned by us in 2023, Waystar ranks #1 in client satisfaction with implementation time, 94% of clients are satisfied with our integrations with other systems, and 98% of clients say we deliver on trust very well or extremely well. We frequently receive client recognition and industry awards, including being named a top client-rated healthcare payments platform by BlackBook across 17 categories. For our larger clients, we deploy a client success team, which serves as both a dedicated resource and trusted strategic partner to help drive value. Our client success team provides day-to-day operation support, has regular update calls and account reviews, quarterly in-person reviews, and ongoing on-site training. From our consistently on-time implementations to our highly responsive client service, we seek to support our clients so they can maximize the benefits of our software.

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Mission-driven innovation culture. We have cultivated a company culture that is focused on helping our clients by developing and delivering industry-leading software solutions. This innovation-focused culture has been foundational in creating a modern technology platform that delivers a comprehensive end-to-end suite of solutions with an intuitive user interface. According to a third-party survey commissioned by us in 2023, Waystar ranks #1 in satisfaction with rate of product innovation and vision and 94% of clients are satisfied with our capabilities in automation. We were recognized as one of the Best Workplaces for Innovators by Fast Company in both 2022 and 2023 and our team members are committed to working together toward a better future for healthcare.

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Experienced leadership and technology teams with a track record of execution. Our values-driven and award-winning leadership team brings together deep experience in the software and healthcare industries and strong relationships with our clients and key stakeholders. Several of our executives and team leaders have been with our predecessor companies since founding, in multiple cases for over 20 years. Our current management team has driven strategic and transformational initiatives across operations, product, engineering, and sales leading to best-in-class products, exceptional client service, and consistently profitable growth. We believe our team has the strategic vision, leadership qualities, technological expertise, and operational capabilities to continue to successfully drive our growth.

We believe our platform strengths and differentiation are most evident in our ability to win clients. We had an 82% win rate against our competitors for fiscal years 2021 through 2023 in situations where the client ultimately elected to switch vendors or purchase a new solution.
We believe that the strengths of our platform and solutions provide us with a significant competitive advantage. Following a recent cybersecurity incident involving one of our competitors, more than 30,000 providers, including a significant number of large health systems and ambulatory providers, began adopting our solutions, and we were able to implement our solutions for many of these new clients in as little as 48 hours. This also allowed us to establish direct connectivity with large, national health plans, who previously had exclusive portal connections with the competitor. We expect to build enduring relationships with these new clients, the vast majority of whom have signed contracts with initial terms of two to three years, with one-year automatic renewals.
Our growth strategy
We plan to capitalize on our market opportunity by executing on the following growth strategies:
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Expand our relationships with existing clients. We believe we have a meaningful opportunity to continue driving growth within our current client base. We grow with existing clients in three ways—first, as they expand their businesses, provide more healthcare services, and see more patients; second, through cross-selling as they adopt additional Waystar offerings; and third, through up-selling as they leverage our solutions across additional providers and sites of care. We have a track record of building long-standing relationships with our clients, often growing from an initial solution to multi-solution adoption. Based on the estimated whitespace within our existing clients for the solutions we currently provide, we believe we have the opportunity to approximately double our revenue through cross-sell and up-sell of our solutions to existing clients.
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Grow our client base. We address a large and growing market that has a meaningful need for the solutions we provide. While we serve over one million providers today, there are over 7.5 million providers that we believe can benefit from our solutions. We pursue this opportunity through our high-performing sales team, who are organized by client segment to address the specific needs and sales cycles of that market.

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Deepen and expand our relationships with strategic channel partners. We are highly focused on furthering our strategic channel partnerships. Our channel partners accelerate our growth by providing us access to a larger client base and actively promoting Waystar. We have established strong relationships with the nation’s leading EHR and PM providers, which drives a significant competitive advantage. For example, we were recently named the exclusive payments vendor for a leading national ambulatory EHR provider, affording us greater access to its client base, enhanced integrations and user experience, and further opportunities to grow. We will continue to invest in deepening our current relationships and building new ones to drive our growth.

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Innovate and develop adjacent solutions. We will continue to invest heavily in the Waystar platform to expand our product breadth and depth, increase automation, strengthen system performance, and improve the user experience. Our product roadmap is informed by both continuous client feedback as well as our own assessments of opportunities to further streamline and simplify healthcare payments. For example, we are expanding our prior authorization capabilities into the ambulatory market, helping to solve an unmet market need for automation of previously manual workflows and unlocking cross-sell opportunities. We are also actively exploring how we can leverage generative AI to further enhance our value proposition to clients. Our product and engineering team, comprised of approximately 265 full-time employees, delivers daily code updates to continually enhance our products. Among other development projects, we are exploring how we can leverage generative AI to improve our platform and deliver even greater ROI. Due to our modern architecture and purpose-built software, we have little technical debt as compared with legacy software platforms serving the market. As a result, we can focus our resources on innovating and advancing our platform for the benefit of our clients.

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Selectively pursue strategic acquisitions. Since 2018, we have completed and successfully integrated nine acquisitions, two of which closed in the second half of 2023. These acquisitions complement our organic product roadmap and have helped us enhance our platform, add new solutions, and expand our market reach. For example, we acquired eSolutions in 2020, adding Medicare-specific solutions that allow us to address both commercial and government payers on a single cloud-based platform. Our acquisitions are fully integrated with and consolidated into the Waystar platform, which enables us to provide a seamless user experience for our clients, as well as drive innovation on the combined platform. We will continue to evaluate acquisition opportunities that improve our offering and accelerate our growth.

Our solutions
Our comprehensive solution set streamlines the complex and disparate processes relating to payments received by healthcare providers and addresses related pain points for providers, patients, and payers. Our solutions include:
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Financial clearance. Our platform automates insurance verification processes and validates that patients are eligible for care through the prior authorization process, helping eliminate downstream rejections and denials that lead to revenue delays and leakage. Based on a Company survey, 81% of patients would more actively pursue care if they knew the cost upfront. Our financial clearance solutions provide patients with price transparency tools and cost estimation data points that offer them better clarity around their expected costs.

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Patient financial care. Our platform enables digital interactions between the patient and provider, including delivery of electronic statements and processing of patient payments through our patient portal. We offer an omni-channel payment experience, with multiple ways for patients to pay, as well as flexible payment arrangements. These solutions deliver a better financial experience for patients, as well as faster collection times and higher collection rates for providers.
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Claims and payer payment management. Our platform streamlines the cumbersome reimbursement process that providers follow to submit claims and receive remittance information. Our solutions ensure submission of appropriate documentation and claim submission in accordance with payer contracts and automate workstreams that help our clients avoid denials and rejections, monitor in-process claims, and process payer remittances. In addition, we offer claim scrubbing capabilities to check for errors and verify accuracy to limit billing mistakes. Built upon over two decades of industry experience, we believe that our AI-enabled rules engine drives an industry-leading first pass clean claims rate across both commercial and government (Medicare & Medicaid) claims.

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Denials prevention and recovery. Our platform leverages predictive analytics to identify claims that are likely to be denied and to prioritize denied claims based on the likelihood of claims appeal success. We reduce manual workflows, as well as denial appeal processing time. We also conduct root cause analysis to help providers reduce the chance of denials in future claims.

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Revenue capture. Our platform leverages AI and machine learning to identify and resolve missing charges and errors in claims submissions, reducing manual auditing and increasing reimbursement accuracy and cash flow for our clients.

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Analytics and reporting. Our platform collects and collates vast amounts of healthcare data, and we organize and present these data in dashboards that can be customized to meet the needs of individual clients. We provide data visualization and business intelligence analytics to enable providers to manage payment and denial trends across their business. We drive increased workflow efficiency by eliminating manual spreadsheets for evaluation of business trends and enable performance optimization through real-time evaluation of key performance indicators.

Our technology
The Waystar platform is built upon a modern, scalable, multi-tenant cloud-based architecture that delivers an exceptional client experience and allows us to process billions of transactions every year and support nearly 100,000 daily end-users. Our solutions are deeply integrated into our clients’ workflows, providing an elegant and intuitive user experience. The architecture, design, deployment, and management of our platform are centered on the following areas:
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Modern, cloud-based architecture. We leverage a modern multi-tenant, event-driven micro-services architecture that enables a high degree of scalability and interoperability across the platform. We utilize resilient and fully-virtualized hosting architecture, with multiple layers of redundancy. Employing these and many other strategies, we have achieved greater than 99.9% uptime for the Waystar platform. Our solutions are designed to meet the needs of the largest hospitals and health systems but can also be scaled to cost-effectively serve the needs of smaller providers. Our modern web user applications utilize best practice software designs, allowing for high-velocity development and continual deployments.

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Ongoing innovation. Waystar has long-fostered an innovation-focused culture, with daily code update deployments and quarterly seasonal release campaigns delivering ongoing software enhancements to clients. Our tenured Product and Engineering teams consist of approximately 265 full-time employees, all relentlessly focused on driving improvements in our platform. Our product roadmap balances new feature enrichment with continued backend integration of acquired solutions and methodical technology modernization.

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Enterprise-grade security. Our solutions provide clients with enterprise-grade security, data protection, and control that meet the healthcare industry’s strict security standards. Our highly secure application and infrastructure are validated by PCI, HITRUST, and SSAE-18 SOC 2 Type Two audits and certifications.

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Seamless user experience. We have built a unified user experience across our solutions. Users access our platform through a single log-in experience, providing convenience, saving time, and increasing productivity.

Search functionality, high-level vertical tabs for our solutions, and dropdown menus within each solution type deliver intuitive navigation for our clients. Comprehensive and customizable dashboards illustrate data using a variety of methods, enabling more efficient identification of outliers, trends, and other useful information.
We have built a comprehensive future-ready suite of enterprise-scale core system software, and we will continue to invest in our technology to further improve our platform infrastructure and capabilities. We are able to responsibly manage technical debt, allowing us to focus our investment on continuously innovating and advancing our platform for the benefit of our clients.
Our go-to-market strategy
We have built a powerful go-to-market engine focused on acquiring new clients, driving expanded use of our platform for existing clients, and strengthening and growing our relationships with channel partners.
We sell our platform through our sales team comprised of over 100 representatives. Our sales teams are dedicated to either ambulatory providers or hospital and health system clients given the specific needs, call points, and sales cycles of those client types. Our sales approach to ambulatory provider clients consists of high velocity direct enterprise go-to market strategy, with a shorter sales cycle, whereas our direct enterprise go-to-market strategy for hospital and health systems clients typically has a longer sales cycle. The team is further specialized, with certain individuals focused on winning new clients and others focused on cross-selling into existing clients. We leverage data and analytics to manage the effectiveness of our sales force, as well as identify areas for potential improvement. Our client-centric sales model is fueled by frequent engagement with our clients. We have assigned dedicated client success managers to clients that have generated almost half our revenue since the beginning of 2021.
In addition to our direct sales force, we have a team focused on strengthening and expanding our channel partner and alliance relationships. We have established strong partnerships with the nation’s leading EHR and PM providers for integration and joint go-to-market efforts to providers. In addition, our strategic partners extend our sales presence and accelerate direct sales of our solutions by actively referring and promoting us to their client bases, enabling incremental touchpoints for our sales team who is ultimately responsible for marketing and selling to the client. We also partner with and sell to outsourced revenue cycle or billing service providers, who leverage our technology to help providers manage their administrative processes and payments.
Our go-to-market representatives are supported by a commercial operations team that is focused on developing strategic plans and driving team member development to enhance our effectiveness. Our go-to-market team also works with our product subject-matter experts, who help identify prospective client pain points and business challenges and help configure optimal solutions. Additionally, we have built a high-performance marketing function that has significantly elevated Waystar’s voice in the industry, expanding awareness of our brand over time.
Our business model
Over 99% of our revenue is either recurring subscription or based on highly predictable volumes. Our contracts with clients generally include a subscription fee component as well as a volume-based component, although some contracts include only one of these components. The subscription fee provides us with a fixed, recurring revenue stream while the volume-based component allows us to benefit from our clients’ growth. We generate greater revenue as our clients see more patients and greater utilization of their healthcare services. In addition, based on our contract structures, our proprietary data asset, our predictive analytics capabilities, and our deep understanding of the healthcare market, we believe we have visibility into and an ability to predict both subscription-based and volume-based revenue. For instance, 98% of revenue in 2022 was generated from clients already under contract as of the beginning of the year. Our client contracts are typically two or three years in length with automatic renewals for successive one-year terms that include standard price escalators. Client billing generally occurs monthly.

Our clients
Our clients represent healthcare providers across all types of care settings, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems. Generally, 30% of our revenue comes from hospitals and health systems, while 70% comes from ambulatory and alternate sites of care. The approximately 30,000 clients we currently serve also vary significantly in size and represent approximately one million distinct providers in total, including 18 of the top 22 U.S. News Best Hospitals. As a result of our broadly applicable model, our client base is highly diversified, and for the year ended December 31, 2023, our top 10 clients accounted for only 11.3%, of our total revenue. The number of clients from whom we generate over $100,000 of revenue has grown from 920 in the twelve months ended March 31, 2022 to 1,007 in the twelve months ended March 31, 2023 to 1,080 in the twelve months ended March 31, 2024, driven by large, new client wins and successful cross-selling and up-selling efforts.
Our clients have no obligation to renew their subscriptions for our platform solutions after the initial term expires, which is typically a two to three-year term. Our contracts generally provide for the automatic renewal for one-year subsequent terms, with the ability for our clients to terminate the contract with limited notice to us. However, we believe that due to the breadth, depth, and quality of our products, as well as the significant time and resources it takes to switch to a different healthcare payments provider, we will be able to retain our existing clients and upsell and cross-sell to them, as evidenced by our Net Revenue Retention Rate of 108.8% for the twelve months ended March 31, 2024.
Client case studies
The following are representative examples of how our clients of varying sizes across different care settings use the Waystar platform to address the unique challenges they face:
Large integrated delivery network
Client: Not-for-profit integrated delivery network serving over 3 million patients across over 1,500 locations, including over 20 hospitals
Current Waystar solutions: Patient Financial Care, Revenue Capture, Claims and Payer Payment Management, Analytics and Reporting
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Challenge: A large integrated delivery network received feedback from patients that its billing process was confusing and inconvenient. Patients wanted billing statements that were easier to read, navigate, and understand, as well as digital self-service payment options. Prior to implementing Waystar solutions in 2018, approximately 30% of patient calls to the client call center stemmed from complaints about their financial experience. In addition to patient dissatisfaction, fielding these calls became a significant burden for staff and consumed valuable time that could have been spent on higher-value tasks. The network’s prior payment solutions provider was also poorly integrated with its EHR system, utilizing overly complex workflows to collect patient payments and offering limited payment options. The network sought a partner who could improve its approach to patient financial care and use modern software to drive more revenue.

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Waystar solutions: Waystar simplifies this client’s healthcare payments workflows and helps propel its mission forward. Our technology integrates seamlessly with its EHR system, allowing our client to improve point-of-service patient payment rates by 30% from 2018 compared to 2022. Our platform also eliminates the need for staff to switch between multiple tools and manual workflows. In the first two months after launch, our client achieved a 92% collection rate. Our Patient Financial Care solution has allowed this client to generate over $10 million in quarterly revenue uplift for the second quarter of 2023 compared to the same quarter in 2022 while automating 90% of status inquiries (based on claim status inquiries made in the first six months of 2023). Waystar’s solutions make it easier for patients to read, understand, and pay their medical bills, driving a patient NPS of 61 as of August 2023. We have a strong partnership with this client today, and they have continued to adopt additional Waystar solutions over time.

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Client feedback:

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“Waystar’s integration with our EHR system has helped our staff assist patients more efficiently, both in-person and via phone, by eliminating the need to switch between multiple tools and workflows. In fact, this has resulted in reduced patient call handle times, improving the patient financial experience while boosting staff productivity.”

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“We’re much more efficient and much faster, in both keeping the patients satisfied and getting paid for our services.”

Leading home health provider
Client: Leading home health provider offering clinical care and support services for children and adults in more than 20 states
Current Waystar solutions: Claims and Payer Payment Management, Denials Prevention and Recovery, Financial Clearance
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Challenge: This home health provider struggled with its legacy payments technology, which lacked connections to payers, reporting, analytics, and a process for managing denied claims and had outdated edits.

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Waystar solutions: This client implemented multiple Waystar solutions to improve its operations and financial performance. Our Claims and Payer Payment Management solution is dramatically improving efficiency, as evidenced by the number of days it takes our client to submit claims to payers and for payers to acknowledge receipt. In our client’s first year with Waystar, the average days to payer receipt was reduced by more than 50%, while the denial rate was reduced from 4.6% to 1.3% in the first six months, a 72% decrease. Additionally, our Denials Prevention and Recovery solution allows our client to spot denial trends, troubleshoot common issues, and assess problems with specific payors, which led to the recovery of nearly $4 million in twelve months. It has also accelerated the client’s denial appeals process from 30-45 minutes to less than five minutes. Since implementing Waystar, billing staff productivity has risen 93%, driving significant savings for our client.

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Client feedback:

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“I hopped on Waystar’s platform and moved around pretty easily. This was important because our staff members range from college grads to long-time professionals. Waystar’s solutions are so intuitive, people at all technology experience levels pick it up quickly without a lot of training.”

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“Waystar is like our ‘sixth man’.”

Regional health system
Client: Regional health system with over 300 locations, including over 30 hospitals, serving over 1 million patients across the Midwest
Current Waystar solutions: Claims and Payer Payment Management
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Challenge: Having grown rapidly, this health system had experienced a sharp rise in outstanding claims, accounts receivable backlog, and risk for timely filing of denials. The staff relied on disparate, time-consuming, and outdated technology and procedures to complete approximately 1.5 million claims status checks annually. Employees, including clinicians, would then need to log results manually, taking further time away from patient care. This hospital system sought Waystar to implement smart solutions to reinvent how the department verifies claim approval.

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Waystar solutions: Waystar’s Claim Monitoring solution was swiftly implemented and successfully integrated into the health system’s networks. Our software transforms its claims process by automating the workflow for determining the status on their entire claims inventory with much less manual support and intervention. Our client’s ability to create an intelligent workflow based on claim prioritization is transformative. Instead of an overwhelming backlog of manual work, they now leverage automation to ensure staff is addressing only claims that need intervention, allowing them to work smarter, not harder. During the initial launch of our claims monitoring solution, we helped this client accelerate cash flow through quicker remediation of denied claims of $20.6 million over a 12-month period and drove a seven-day reduction in accounts receivable in the first year of adoption. 80% of claims that once required manual intervention are now automated. The results from leveraging Waystar’s platform are so compelling that the health system is expanding its partnership to several additional solutions, including Patient Financial Care, Financial Clearance, Denials Prevention, and Recovery, and Analytics and Reporting.
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Client feedback:

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“My staff were living in backlogs of work, and unpaid accounts could remain unresolved up to 82 days or even 120 days in some facilities. Waystar really stuck its neck out for us to do what no vendor had previously done. I was very impressed by that.”

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“Waystar’s solution promised to alleviate the burden on my staff. This was important. We do get some turnover, which is expensive. For [us], the cash improvements and cost savings have been very apparent—it’s much less expensive to automate claim status verification with Waystar than add new staff.”

Not-for-profit health system
Client: Not-for-profit health system with approximately 30,000 team members across more than a dozen hospitals
Current Waystar solutions: Financial Clearance
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Challenge: This multi-state health system was opening new facilities to service high patient volumes, but found itself struggling with an inefficient prior authorization process marred by high-touch payer interactions, lack of payer authorization rules, and disparate workflows. It was treating 2.7 million patients per year, amounting to roughly 7,400 insurance authorizations per day, making automation a must. However, the organization estimated that up to 70% of its staff’s time was dedicated to manual processes, keeping them from higher-value initiatives. This system turned to Waystar for a solution to not only boost productivity but help it further its mission of improving patient lives.

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Waystar solutions: Our client integrated Waystar’s Financial Clearance solution into its existing EHR. Our software has helped minimize manual tasks, improve service times and secure authorizations faster, freeing up time to focus on strategic growth initiatives. Our client has onboarded 11 primary care clinics, 67 specialty care clinics, two hospitals, and one surgery center since implementing Waystar solutions in 2019, all without adding any new full-time employees. Our client uses Waystar’s automation capabilities to self-navigate a payer’s website, enter the required authorization data, and submit the authorization. In the first six months of adoption, our client increased its automation rate by 42% and experienced 3.4x prior authorization speed, and, within the first year, obtained more than 60% of authorizations automatically and decreased denials related to authorizations by 46%, which allowed the client to save up to $720,000 in projected annual salary costs. Waystar continues to engage with this client on new ways to drive even greater results.

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Client feedback:

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“Our journey started with finding a vendor that checked all the boxes from our product must-haves category—and that’s how we came to partner with Waystar.”

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“We’ve optimized our workflow so that Waystar technology pulls the information from the physician order seamlessly to initiate an authorization on the payer website, statuses it, and then pulls the information back into our electronic health record. It’s a really slick workflow. That means when an authorization cannot be secured, we have two weeks to have that conversation with the patient and can potentially redirect them to a different site of care, or they can choose to make an informed decision about paying out of pocket.”
Our people, values, and culture
As of March 31, 2024, we employed over 1,400 full-time team members, all of which are located in the United States. As of March 31, 2024, none of our team members were covered by a collective bargaining agreement or represented by a labor organization, and we have not experienced a labor-related work stoppage. We believe we have good relationships with our team members, as evidenced by our 2023 Fortune Great Place to Work Survey, where 86% of participating team members indicated that they would recommend working at Waystar to friends and family.
Our values and culture
Our values, which are foundational to the Waystar culture, include the following:
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Honesty—This is where we start. With integrity as our core, we are transparent, do the right thing, and build trust by staying true to our commitments.

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Kindness—We are friendly and respectful of everyone. We recognize the power of diversity and inclusion.

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Passion—We are excited about what we do in our roles, as a company, and for our clients.

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Curiosity—We know that the best decisions are not always obvious or easy. We invest the time to understand and develop solutions.

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Fanatical Focus—We have obsessive zeal about people, promises, and innovative solutions.

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Best Work, Always—We bring our A-game. We work with facts, always communicating clearly and respectfully.

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Making It Happen—As individuals and as a team, we are agile with a bias toward speed, action, and automation. We are accountable for our results.

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Joyful, Optimistic, & Fun—We love and support our clients, team, and communities. We strive to create positive energy in everything we do.

We have won numerous workplace awards, including being named as one of the Top Places to Work by Becker’s Hospital Review in 2023 and one of the Best Workplaces for Innovators by Fast Company in both 2022 and 2023. We are proud of our strong company culture and investment in long-term career growth for our people, which is evidenced by the long tenure of many of our team members with our organization. We believe it is important to put our team members first, and we provide all of our team members competitive health benefits, 401(k) investment options, and paid family leave, and conduct mental health and other workshops for our team members. We also provide our team members with paid leave for volunteer time, as we believe it is important for Waystar and its team members to give back to the community. We regularly celebrate individuals and team members who exemplify Waystar’s values. We believe this helps us reinforce our values and creates a performance-focused culture that enables us to continue to attract, retain, and develop talent, which is critical to our long-term success.
Training, development, leadership, and engagement
To engage and incentivize our workforce, we provide a wide range of training and development opportunities to support and motivate our team members to operate at their best and succeed. These opportunities include, but are not limited to, Front Line Leadership training for people leaders, Emerging Leader Training for potential leaders, and an annual Leadership Summit for our top leaders. All team members participate in annual training that reinforces our values, certifies team members on key business processes, and helps to promote a workplace of respect, safety, and engagement.
The continued engagement of our talented and committed team is critical to our business. Each year, we gauge our team members’ level of engagement and satisfaction by conducting an employee engagement survey with the assistance of a third-party. As a part of this process, we solicit feedback from team members on training and development opportunities, benefits, well-being, and our ethical culture. We also ask for feedback about their people leader’s effectiveness and ability to foster a more inclusive and diverse workplace.
Inclusion and diversity
At Waystar, we aspire to create an environment where every team member, with their unique background, feels a sense of belonging. We believe that we rise by lifting others up and provide a safe, inclusive work environment where every team member can be their whole, authentic self—no matter their age, race, sexual orientation, gender, or unique background. We have an Inclusion & Diversity Council that oversees various events and initiatives, including various mentorship programs that provide underrepresented students with salaried internships. We also have a “Waystar Day” every quarter that focuses on different initiatives such as kindness, diversity and inclusion, and volunteering, as well as education assistance opportunities in furtherance of self-advancement and development. In addition, we have five Affinity Groups (BIPOC, Families, LGBTQIA+, Military, and Women) which seek to foster a sense of shared community and empowerment for employees who share a common social identity, such as gender, race, ethnicity, and sexual orientation. Team members can voluntarily join an Affinity Group to network, discuss and exchange ideas, and enhance their professional development.
Research and development
We believe that our research and development function and our cloud-based product portfolio provides us with a competitive advantage that enables us to innovate faster and more efficiently, while simultaneously delivering better solutions for our clients. Our research and development team is responsible for the design, development, testing, and enhancement of our products and software. As of March 31, 2024, we had approximately 265 team members dedicated to product and research and development. For the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, our research and development expense was $10.3 million, $35.3 million and $32.8 million, respectively.
Competition
We operate in a highly fragmented and competitive market that is characterized by rapidly evolving technology standards, evolving regulatory requirements, and frequent changes in client needs and introduction of new products and solutions. However, we believe we have a competitive advantage based on the breadth, depth, and quality of our solutions, our innovative cloud-based software platform, our deep domain expertise developed over two decades of industry experience, the differentiated client service we provide, and the ROI we deliver.
Our current principal competitors include, but are not limited to:
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Revenue cycle technology vendors:   vendors varying in scale that specialize in revenue cycle management. These vendors frequently utilize legacy technology, have a limited breadth of solutions or typically focus on providers in specific settings of care, such as hospitals or ambulatory practices.

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Point solution vendors:   vendors that specialize or focus on point solutions for a specific healthcare payment workflow without addressing the entire healthcare payments workflow from pre-encounter to post-encounter. In addition, certain vendors focus exclusively on patient payments.

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EHR and PM systems providers:   certain EHR and PM systems, including certain of our strategic partners and those with which we integrate, offer, or may begin to offer, solutions such as claim management and patient management solutions, payment processing tools, and direct patient communication solutions.

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Internally developed software or manual processes:   large healthcare providers may have sufficient IT resources to develop and maintain proprietary internal systems, or to consider developing new custom systems. Many healthcare providers may also rely on manual tasks and labor, without the use of technology enabled systems.

We believe the principal competitive factors in our market include the following:
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breadth, depth, and quality of products and solutions;

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ability to deliver financial and operational performance improvement through the use of products and solutions;

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quality and reliability of solutions;

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ease of use and convenience;

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brand recognition;

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price; and

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the ability to integrate our platform solutions with various EHR and PM systems and other technology.

We believe that we compete favorably with respect to each of these factors. However, we believe that our ability to remain competitive will depend on the continued success of our disciplined investments in research and development and sales and marketing programs. See “Risk factors—Risks related to our business and our industry—We operate in a highly competitive industry.”
Intellectual property
We rely on a combination of trademark, patent, trade secret, copyright, and other intellectual property laws, as well as contractual provisions, including in employment, confidentiality, and inventions assignment agreements to protect our intellectual property, intangible assets, and associated proprietary rights. Our intellectual property, particularly our know-how is material to the conduct of our business. The success of our business depends in part on our ability to use our trademarks, service marks, and other intellectual property in the operation of our business and platform. In the United States, we have obtained 26 trademark registrations, 15 issued patents, and 26 copyright registrations. In addition, we have registered the www.waystar.com domain name, which we use in connection with our platform.
We have procedures in place to monitor for potential infringement of our intellectual property, and it is our policy to take appropriate action to enforce our intellectual property, taking into account the strength of our claim, likelihood of success, cost, and overall business priorities. See “Risk factors—Risks related to information technology systems, cybersecurity, data privacy, and intellectual property.”
Security and compliance
Security and compliance are our top priorities. We maintain a comprehensive security program designed to safeguard the confidentiality, integrity, and availability of our clients’ data. In particular, we deploy physical, administrative, and technical controls to protect the security and privacy of patient information.
We operate a cloud-based platform that offers reliability, performance, security, and privacy for our clients. We have infrastructure in place with co-located data centers, and within Microsoft Azure, Amazon Web Service, and Google Cloud Platform environments, to securely manage and maintain our clients’ patient information.
We use external security auditors and industry-leading vendors, such as CrowdStrike and CYE to ensure we have the controls and procedures in place to protect our clients’ sensitive information. We have industry certifications, including HITRUST, PCI-DSS Level 1 Service Provider, SSAE 18 SOC 2, and validated PCI Point-to-Point Encryption. As a PCI-DSS Level 1 Service Provider, we are committed to upholding industry security standards to cardholder data. We received our HITRUST CSF certification in 2021.
We are committed to protecting the information and privacy of our clients and their patients. We are both a “Covered Entity” when we provide our clearinghouse services and a “Business Associate” as defined under HIPAA or subcontractor to a business associate to healthcare providers or revenue cycle management companies. We sign business associate agreements (“BAA”) that govern our uses and disclosures of PHI to our own business associates and on behalf of our covered entity clients that engage us to provide our software solutions. Such BAAs must, among other things, provide adequate written assurances as to how we will use and disclose PHI; that we will implement reasonable administrative, physical, and technical safeguards to protect such PHI from misuse; that we will enter into similar agreements with our agents and subcontractors that have access to the information; that we will report security incidents and other inappropriate uses or disclosures of PHI; and that we will assist the client with certain of its duties under HIPAA.
Regulation
Our business is subject to extensive, complex, and rapidly changing federal and state laws, regulations, and industry standards. These laws and regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations by governmental and regulatory authorities may change periodically. We cannot be assured that a review of our business by courts or governmental or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business.
Federal and state health information privacy and security laws
There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, including individually identifiable health information. In particular, HIPAA established privacy and security standards that limit the use and disclosure of PHI, and required the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in both paper and electronic form. HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. For example, claims for reimbursement that are transmitted electronically to payors must comply with specific formatting standards, and these standards apply whether the payor is a government or a private entity. We are contractually required to structure and provide our solutions in a way that supports our clients’ HIPAA compliance obligations to use prescribed electronic formats.
HIPAA requires us to enter into written agreements with covered entities, business associates, and subcontractors with respect to uses and disclosures of PHI. Covered entities, such as us and our clients, may be subject to penalties for, among other activities, failing to enter into a BAA where required by law or as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity and acting within the scope of the agency. Business associates are also directly subject to liability under HIPAA. In instances where we act as a business associate to a covered entity, there is the potential for additional liability beyond our status as a covered entity. Violations of HIPAA may result in significant civil and criminal penalties, as well as monitoring or resolution agreements. A single breach incident can result in violations of multiple standards.
We must also comply with HIPAA’s breach notification rule and equivalent state breach notification laws. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which compromises the privacy or security of the PHI, but no later than 60 days after discovery of the breach by a covered entity or its agents. Many state laws and regulations require affected individuals to be notified in the event of a data breach involving PHI within a shorter timeframe. Under HIPAA, all impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless an exception to the definition of breach applies or the covered entity or business associate establishes that there is a low probability the PHI has been compromised based on a risk assessment of at least four regulatory factors. In addition, notification must be provided to HHS and the local media in cases where a breach affects 500 or more individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. There can be no assurance that we will not be the subject of an investigation (arising out of a reportable breach incident, audit, or otherwise) alleging non-compliance with HIPAA in our maintenance of PHI. Violations of HIPAA by providers like us, including, but not limited to, failing to implement appropriate administrative, physical, and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments or civil monetary penalties.
State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a

HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, the HITECH Act mandated that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty fine paid by the violator.
In the past few months, HHS has also issued new regulations and guidance on uses and disclosures of substance use information, reproductive health information, and online tracking technologies that access individually identifiable health information. For example, in April 2024, a new HHS final rule amending substance use confidentiality regulations (42 C.F.R. Part 2 or Part 2) took effect. The final rule included changes to better facilitate care coordination, updates to the fine structure for Part 2 violations to align with the civil and criminal enforcement authorities that apply to HIPAA violations, and increases in penalties for Part 2 violations to a $50,000 maximum penalty for failure to comply with the Part 2 requirements and a $250,000 maximum penalty for the wrongful disclosure of individually identifiable health information.
In April 2024, HHS OCR issued a final rule that amended HIPAA privacy regulations to prohibit the disclosure of PHI related to lawful reproductive health care in certain circumstances. The final rule prohibits the use or disclosure of PHI when PHI is sought for certain investigations or to impose liability on individuals, health care providers, or others who seek, obtain, provide, or facilitate reproductive health care that is lawful under the circumstances in which such health care is provided. It also requires a health care provider, health plan, clearinghouse, or their business associates, to obtain a signed attestation that certain requests for PHI potentially related to reproductive health care are not made for these prohibited purposes. The final rule will take effect on June 21, 2024.
Additionally, in a 2023 guidance document, HHS OCR took the position that entities regulated under HIPAA are not permitted to use tracking technologies in a manner that would result in an impermissible disclosure of PHI. Such tracking technologies have been used to collect and analyze information about user behavior and enhance the user experience. In March 2024, HHS OCR updated its 2023 guidance on the use of online tracking technologies on webpages and applications by HIPAA covered entities and business associates to address the disclosure of individually identifiable health information through unauthenticated, public-facing webpages. There have been several class action lawsuits asserting that HIPAA covered entities and business associates improperly used or disclosed PHI through tracking technologies.
Other data privacy laws, regulations, and industry standards
In addition, because our business and platform involve the Processing of personal information and other confidential and regulated information, we are also subject to numerous additional laws, regulations, and industry standards. For example, the CCPA, which was subsequently amended by the CPRA, originally took effect in 2020, and provides California residents expanded privacy rights and protections, and provides for civil penalties for certain violations. Many additional jurisdictions around the world, including many additional U.S. states, have adopted or are proposing to adopt laws and regulations relating to privacy, data protection, and data security, and we may become subject to additional requirements and obligations as we expand the scope of our business and operations. Further, we are also subject to industry standards such as PCI-DSS as a result of the credit card payments initiated by patients and provider staff members. For a discussion of the risks and uncertainties affecting our business related to compliance with data privacy laws and regulations, please see “Risk factors—Risks related to information technology systems, cybersecurity, data privacy, and intellectual property.”
Healthcare fraud and abuse provisions
A number of federal and state laws, generally referred to as fraud and abuse laws, apply to healthcare providers, physicians and others that make, offer, seek or receive referrals or payments for products or services that may be paid for through any federal or state healthcare program and in some instances any private program. Given the breadth of these laws and regulations, they may affect our business, either directly or because they apply to our clients.

The AKS is broadly worded and prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in cash or in kind, in return for or to induce (1) the referral of an individual covered by federal healthcare programs, such as Medicare and Medicaid, to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a federal healthcare program, or (2) the purchasing, leasing, or ordering, or arranging for or recommending the purchasing, leasing, or ordering of any good, facility, service, or item for which payment may be made in whole or in part under a federal healthcare program. Court decisions have held that the AKS can be violated even if only “one purpose” of remuneration is to induce or reward referrals or other business generated between the parties. Further, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. Violations of the AKS include imprisonment for up to ten years, exclusion from participation in federal healthcare programs, including Medicare and Medicaid, potential liability under the FCA (as discussed below), and significant civil and criminal fines and monetary penalties, plus a civil assessment of up to three times the total payments between the parties to the arrangement. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the AKS are subject to mandatory exclusion from participation in Medicare, Medicaid, and other federal healthcare programs for a minimum of five years in the case of criminal conviction.
In addition to a few statutory exceptions, the HHS, Office of Inspector General has promulgated safe harbor regulations that outline categories of activities that are deemed not to be in violation of the AKS, provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that particular arrangement violates the AKS, but instead will be reviewed on a case-by-case basis in light of the parties’ intent and the arrangement’s potential for abuse. Arrangements that do not satisfy a safe harbor may be subject to greater scrutiny by enforcement agencies.
Under HIPAA, there are additional provisions regarding healthcare fraud and false statements relating to healthcare matters, which if not complied with, could have an impact on our business. The healthcare fraud provision prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. Similar to the AKS, a person or entity no longer needs to have actual knowledge of the healthcare fraud provision or specific intent to violate it in order to have committed a violation. The false statements provision prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Violations of these provisions are felonies and may result in fines or imprisonment, or, in the case of the healthcare fraud provision, exclusion from government programs.
Additionally, the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, authorizes the imposition of civil monetary penalties, assessments, and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to:
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presenting, or causing to be presented, claims, reports, or records relating to payment by Medicare, Medicaid or other government payors that the individual or entity knows or should know are for an item or service that was not provided as claimed, is false or fraudulent, or was presented for a physician’s service by a person who knows or should know that the individual providing the service is not a licensed physician, obtained licensure through misrepresentation or represented certification in a medical specialty without in fact possessing such certification;

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offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider;

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arranging contracts with or making payments to an entity or individual excluded from participation in the federal healthcare programs or included on CMS’ preclusion list;

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violating the AKS;

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making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal healthcare program;

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making, using, or causing to be made any false statement, omission, or misrepresentation of a material fact in any application, bid, or contract to participate or enroll as a provider of services or a supplier under a federal healthcare program; and

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failing to report and return an overpayment owed to the federal government.

Violations of applicable fraud and abuse laws could result in substantial civil monetary penalties that may be imposed under the federal Civil Monetary Penalties Law and may vary depending on the underlying violation. In addition, an assessment of not more than three times the total amount claimed for each item or service may also apply and a violator may be subject to exclusion from federal and state healthcare programs. In addition, should an individual providing services under our client contracts become excluded, we may be in violation of our agreements with clients and required to refund amounts attributable to services performed or sufficiently linked to an excluded individual.
False and fraudulent claims laws
There are numerous federal and state laws that forbid (i) submitting a false claim, (ii) causing the submission of a false claim, (iii) retaining a known overpayment, or (iv) engaging in similar types of conduct. The FCA, among other things, prohibits an individual or entity from knowingly presenting or causing to be presented a false or fraudulent claim for payment to the government, including but not limited to the Medicare and Medicaid programs and related managed care programs. Many states have their own false claims laws prohibiting similar conduct to the extent the claim seeks payment from state funds, including Medicaid, and states are becoming increasingly active in using such laws to police false bills, false requests for payment, and other activities. The standard for “knowledge” under the FCA includes “reckless disregard” or “deliberate ignorance” of the truth or falsity of the information. There are a number of other potential bases for liability under the FCA, including knowingly and improperly avoiding an obligation to repay money to the government (often called the “reverse false claims” provision). The government has used the FCA to bring civil claims for Medicare and other government program fraud based on allegations including but not limited to those involving coding issues (including up-coding), the submission of false cost or other reports, and billing for services at a higher payment rate than appropriate. Violations of other laws, such as the AKS and the Stark Law, can serve as a basis for liability under the FCA.
The Patient Protection and Affordable Care Act, as amended, provides that claims for payment that are tainted by a violation of the AKS (which could include, for example, illegal incentives, or remuneration) are false for purposes of the FCA. In addition, amendments to the FCA and Social Security Act impose severe penalties for the knowing and improper retention of overpayments from government payors. The FCA may be enforced by the federal government directly or by a private qui tam plaintiff (a “relator”) on the government’s behalf. In the latter circumstance, the government is required to investigate the allegations brought by the relator, and then must decide whether or not to intervene. Even if the government declines to intervene, the relator may continue to proceed with the lawsuit on the government’s behalf. When a relator brings a qui tam action under the FCA, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or makes a determination whether or not it will intervene.
If a defendant is found liable under the FCA, the defendant is subject to penalties for each separate false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. These penalties are adjusted annually. A successful qui tam relator is entitled to receive a share of any settlement of judgment. In addition to civil enforcement under the FCA, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government. It is difficult to predict how future enforcement initiatives may impact our business.

Stark Law and similar state laws
The Ethics in Patient Referrals Act, known as the Stark Law, prohibits certain types of referral arrangements between physicians and healthcare entities and thus potentially applies to our clients. The law prohibits a physician who has (or whose immediate family member has) a financial relationship with a provider from making referrals to that entity for “designated health services” if payment for the services may be made under Medicare or Medicaid. If such a financial relationship exists, referrals are prohibited unless a statutory or regulatory exception is available. Further, an entity that furnishes designated health services pursuant to a prohibited referral may not present or cause to be presented a claim or bill for such services to the Medicare program or to any other individual or entity. Violations of the Stark Law can result in civil monetary penalties and exclusion from federal healthcare programs and form the basis for liability under the FCA. Laws in many states similarly forbid billing based on referrals between individuals and entities that have various financial, ownership, or other business relationships. Any such violations by, and penalties and exclusions imposed upon, our clients could adversely affect their financial condition and, in turn, could adversely affect our own financial condition.
State fraud and abuse laws
Many states, including certain states in which we conduct our business, have adopted fraud and abuse laws similar to the federal laws described above. These laws are enforced by state courts and regulatory authorities, each with broad discretion, and the scope of these laws and the interpretations of them vary by jurisdiction. Some state fraud and abuse laws apply to items and services reimbursed by any third party payor, including commercial insurers. For example, several states have anti-kickback and self-referral prohibitions, which may apply regardless of whether the payor for such claims is Medicare or Medicaid and which may affect our ability to enter into financial relationships with certain entities or individuals. A determination of liability under state fraud and abuse laws could result in fines, penalties, and restrictions on our ability to operate in these jurisdictions, administrative sanctions, exclusions from governmental healthcare programs, refund requirements, and disciplinary action by the applicable governmental authority, and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation.
Corporate practice of medicine; fee splitting
We enter into contracts with healthcare providers pursuant to which we provide them with software solutions, and may be subject to regulatory oversight, including corporate practice of medicine and fee-splitting prohibitions. Some states have enacted laws and regulations prohibiting business corporations from practicing medicine and limiting the extent to which physicians and certain other healthcare professionals may be employed by non-physicians or business corporations. These laws are intended to prevent interference in the medical decision-making process by anyone who is not a licensed physician. In addition, various state laws also generally prohibit the sharing or splitting professional services income or fees with lay entities or persons. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. The scope and enforcement of such corporate practice of medicine and fee-splitting laws varies from state to state. Violations of these laws could require us to restructure our operations and arrangements and may result in penalties or other adverse action.
Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with healthcare providers licensed in the state. Governmental or regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with healthcare providers constitute unlawful fee splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our healthcare provider clients, civil or criminal penalties, receipt of cease and desist orders from state regulators, the need to make changes to our contracts, and other materially adverse consequences.
Government regulation of reimbursement
Our clients are subject to regulation by a number of governmental agencies, including those that administer the Medicare and Medicaid programs. Accordingly, our clients are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government programs, including adjustments that have reduced or increased payments to physicians and other healthcare providers. It is possible that the federal or state governments will implement additional reductions, increases or changes in reimbursement in the future under government programs that adversely affect our clients, or our cost of providing our solutions. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our clients.
Consumer protection laws
We may also be subject to both federal and state regulatory agencies who have the authority to investigate consumer complaints relating to a variety of consumer protection laws, including but not limited to the FDCPA, the TCPA, the CAN-SPAM Act, and any state equivalent(s) of the foregoing. Our business practices involve assisting clients in collecting non-defaulted amounts owed by patients for current and prior services activities, which may subject us to the FDCPA. The FDCPA restricts the methods we may use to contact and seek payment from patients regarding past due accounts. Many states impose additional requirements on debt collection practices, and some of those requirements may be more stringent than the federal requirements. Moreover, regulations governing debt collection are subject to changing interpretations that may be inconsistent among different jurisdictions. Such laws and regulations, if deemed to apply to us, are continually evolving and any enforcement actions under such laws could result in fines, penalties, litigation, and increased expenses associated with compliance.
Our facilities
Our corporate headquarters are co-located in Lehi, Utah and Louisville, Kentucky. In addition to our headquarters, we have offices in Atlanta, Georgia and Duluth, Georgia. All of our facilities are leased and none of our facilities are used for any purpose other than general office use. We believe that our current facilities meet our needs and we are confident that we will be able to obtain, if needed, additional or different space on commercially reasonable terms to accommodate future growth.
Legal proceedings
We are subject to various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment related matters. We believe that we are not party to any material pending legal proceedings and we are not aware of any claims that could have a material effect on our business, financial condition, results of operations, or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations, or cash flows.
Indemnification and insurance
Our business exposes us to potential liability including, but not limited to, potential liability for breach of contract or negligence claims by our clients, non-compliance with applicable laws and regulations, and employment-related claims. In certain circumstances, we may also be liable for the acts or omissions of others, such as our vendors or suppliers. On occasion, we enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The terms of these indemnification agreements are generally perpetual. Maximum potential future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in the future but have not yet been made. We have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.
We attempt to manage our potential liability to third-parties through contractual protection (such as indemnification and limitation of liability provisions) in our contracts with clients and others, and through insurance. The contractual indemnification provisions vary in scope and may not protect us against all potential liabilities, such as liability arising out of our gross negligence or willful misconduct. In addition, in the event that we seek to enforce such an indemnification provision, the indemnifying party may not have sufficient resources to fully satisfy its indemnification obligations or may otherwise not comply with its contractual obligations.
We may require our clients and other counterparties to maintain adequate insurance, and we currently maintain errors, omissions, and professional liability insurance coverage with limits we believe to be appropriate. The coverage provided by such insurance may not be adequate for all claims made and such claims may be contested by applicable insurance carriers.

MANAGEMENT
Executive officers and directors
Below is a list of our executive officers and directors, their respective ages as of May 28, 2024 and a brief account of the business experience of each of them.
Name	Age	Position
Matthew J. Hawkins	52	Chief Executive Officer and Director
T. Craig Bridge	52	Chief Transformation Officer
Matthew R. A. Heiman	50	Chief Legal & Administrative Officer
Melissa F. (Missy) Miller	39	Chief Marketing Officer
Steven M. Oreskovich	52	Chief Financial Officer
Eric L. (Ric) Sinclair III	38	Chief Business Officer
Christopher L. Schremser	52	Chief Technology Officer
Kim Wittman	45	Chief People Officer
John Driscoll	64	Chair
Samuel Blaichman	48	Director
Robert A. DeMichiei	59	Director
Priscilla Hung	57	Director
Eric C. Liu	47	Director
Heidi G. Miller	71	Director
Paul G. Moskowitz	37	Director
Vivian E. Riefberg	63	Director
Ethan Waxman	35	Director Nominee
Executive officers
Matthew J. Hawkins has served as our Chief Executive Officer and as a member of our board of directors since October 2017. Prior to joining us, Mr. Hawkins was at Sunquest Information Systems, a developer of medical laboratory and diagnostic software, from May 2014 to October 2017, where he served as President. Mr. Hawkins was previously an operational leader with Vista Equity Partners, a private equity firm, where he served as President and board member of Greenway Health, a vendor of health information technology, Chief Executive Officer and board member of Vitera Healthcare Solutions, a provider of EHR, PM systems, and financial and clinical transaction processing, and Chief Executive Officer and board member of SirsiDynix, a library software automation company. From 2004 to 2007, Mr. Hawkins was Vice President and General Manager of Henry Schein Practice Solutions, a global health care distribution company.
Mr. Hawkins was selected to serve as a director because of his deep knowledge of our business and his significant executive management and leadership experience.
T. Craig Bridge has served as our Chief Transformation Officer since October 2019. Prior to being named to this role, Mr. Bridge served as Chief Operating and Integration Officer from February 2018 to October 2019. Prior to co-founding Navicure, which is now known as Waystar, in January 2001, Mr. Bridge was at S2 Systems, a global provider of integrated solutions for banking and financial markets, where he oversaw Project Management and Quality Assurance Groups from 2000 to 2001. Mr. Bridge was previously at NDCHealth’s Provider Healthcare Transaction Group, a provider of healthcare information software solutions, where he served in various positions from 1994 to 2000.

Matthew R. A. Heiman has served as our Chief Legal & Administrative Officer since July 2023. Prior to being named to this role, Mr. Heiman served as General Counsel and Corporate Secretary from 2020 to 2023. Prior to joining us, Mr. Heiman was with Johnson Controls, a global leader in smart, healthy, and sustainable buildings, where he served as Vice President, Corporate Secretary, and Associate General Counsel from 2016 to 2018. Mr. Heiman has served as Director for Strategy for the National Security Institute at George Mason University’s Antonin Scalia School of Law since 2018.
Melissa F. (Missy) Miller has served as our Chief Marketing Officer since January 2023. Prior to being named Chief Marketing Officer, Ms. Miller served as our Senior Vice President of Marketing from December 2021 to February 2023 and as our Vice President of Commercialization from August 2020 to December 2021. Prior to joining us, Ms. Miller served as Interim Chief Growth Officer and Chief Marketing Officer at Chameleon Collective, a hybrid consulting and marketing services firm, from 2018 to 2020. Ms. Miller was previously Owner of Frances and Company, a provider of go-to-market consulting for marketing, commercial, and client success functions, from 2018 to 2020, and has served in various roles at ZirMed, which is now a part of Waystar, from 2015 to 2018 and at McKesson Provider Technologies, which provides healthcare distribution and technology services, from 2008 to 2015.
Steven M. Oreskovich has served as our Chief Financial Officer since June 2018. Prior to joining us, Mr. Oreskovich was at Merge Healthcare, a subsidiary of IBM through acquisition in 2015 and a software provider of medical image handling and processing, interoperability, and clinical systems, where he held various progressive financial roles, including Corporate Controller, Vice President, Internal Audit, Chief Accounting Officer, and Chief Financial Officer and Treasurer, from 2004 to 2017. Mr. Oreskovich also previously served in various financial roles at Truis, Inc. and at PricewaterhouseCoopers LLP, an accounting firm.
Eric L. (Ric) Sinclair III has served as our Chief Business Officer since July 2023. Prior to being named Chief Business Officer, Mr. Sinclair served in various executive roles with us, including Chief Commercial Officer from 2020 to 2023, and Chief Strategy and Product Officer from 2017 to 2020. Prior to joining us, Mr. Sinclair served as the Head of Product at ZirMed, which is now a part of Waystar, from 2008 to 2017, when it was acquired by Bain Capital.
Christopher L. Schremser has served as our Chief Technology Officer since November 2017. Prior to joining us, Mr. Schremser was at ZirMed, which is now a part of Waystar, where he served as Chief Technology Officer from 2002 to 2017 and as Infrastructure Manager from 2000 to 2002.
Kim Wittman has served as our Chief People Officer since March 2024. Prior to joining Waystar, Ms. Wittman served as Senior Vice President of People and Culture of Vivint, Inc., a smart home and security company, from 2022 until 2024. Prior to being named Senior Vice President, Ms. Wittman served in various roles at Vivint since she joined the Company in 2013, including Vice President of Talent Acquisition, HR Business Partner for Technology and Corporate, Senior Director of Human Resources, Director of Human Resources for Technology and Corporate, Manager of Talent Acquisition for Technology and Corporate, and Senior Campus Recruiter. Prior to joining Vivint, Ms. Wittman held various positions a TEKsystems Inc., an IT services management company, Limited Brands, Inc., a retail company, Macy’s Inc., a department store company, and The Buckle, Inc., a fashion retail company.
Directors
John Driscoll has served as Chair of our board of directors since 2019. Mr. Driscoll is the former President, U.S. Healthcare and Executive Vice President of Walgreens Boots Alliance Inc, where he served from October 2022 to April 2024. Previously, he served as Chief Executive Officer of CareCentrix, a healthcare benefits management company, from 2013 to 2022, as President of Castlight Health, a healthcare technology company, from 2012 to 2013, and as Group President for Medco, a pharmacy benefits management company, from June 2003 to April 2012. Mr. Driscoll also previously founded and chaired the Surescripts ePrescribing Network, a national health information network, from 2004 to 2007, served as Advisor to Oak Investment Partners, a venture capital firm, and served as Vice President for government programs at Oxford Health Plans, a part of the UnitedHealthcare insurance company. Mr. Driscoll previously served on the board and as chair of the Audit Committee of Press Ganey, a provider of healthcare measurement, performance analytics, and strategic advisory solutions, from April 2016 to July 2019.
Mr. Driscoll was selected to serve as a director because of his experience in corporate governance and leadership in the healthcare industry.
Samuel Blaichman has served as a member of our board of directors since April 2024. He is Managing Director, Head of North America, Direct Private Equity at CPPIB, which he joined in 2007. Mr. Blaichman previously worked at Bain & Company as a management consultant and in the Corporate Finance and Assurance groups at PricewaterhouseCoopers. He currently serves on the boards of Ascot Group, a specialty risk-assumption organization, Berlin Packaging, a hybrid packaging supplier, Wilton Re, a life insurance company, and previously served on the boards of The Gates Corporation, a manufacturer of power transmission belts and fluid power products, and Air Distribution Technologies, a manufacturer of air distribution and ventilation solutions.
Mr. Blaichman was selected to serve as a director because of his experience in private equity investing and knowledge and understanding of business and corporate strategy.
Robert A. DeMichiei has served as a member of our board of directors since 2020. He was the Executive Vice President and Chief Financial Officer of UPMC, a nonprofit health system and leading health care provider and insurer, from 2004 to 2020. Prior to joining UPMC, Mr. DeMichiei held various executive roles with the General Electric Company, an equipment, solutions, and services provider, from 1997 to 2004 and with PricewaterhouseCoopers, a network of professional services firms, from 1987 to 1997. Mr. DeMichiei currently serves as board member of Ampco Pittsburgh Corporation, a manufacturer of forged and cast engineered products and air and liquid processing products and the Automobile Club of Southern California, a national insurer and member services organization and a part of the AAA federation of motor clubs. Mr. DeMichiei also currently serves as a strategic advisor for Health Catalyst and Omega Healthcare Management Services. He was a founder and former board member of Prodigo Solutions, Inc. He is the former Chairman and a current board member of the United Way of Southwestern Pennsylvania, the Finance Committee Chair of the Seton Hill University Board of Trustees, and the Treasurer and Finance Committee Chair of the Advanced Leadership Institute, all charitable organizations.
Mr. DeMichiei was selected to serve as a director because of his experience in various executive and management positions and his experience in the healthcare industry.
Priscilla Hung has served as a member of our board of directors since February 2024. Ms. Hung has served as a Senior Advisor at Guidewire Software, Inc., a provider of cloud-based software for the property and casualty insurance industry, since January 2024. Prior to becoming a Senior Advisor, Ms. Hung served in various roles at Guidewire since joining the company in 2005, including president and chief operating officer, chief administrative officer, senior vice president of corporate development, vice president of operations, and vice president of corporate development. Prior to joining Guidewire, Ms. Hung held several management positions at SAP Ariba, a software and information technology services company, Sun Microsystems, Inc., a manufacturer of computer workstations, servers, and software, and Oracle Corporation, a database and enterprise management company. Ms. Hung currently serves on the boards of Veeva Systems Inc., a provider of cloud-based software for the global life sciences industry, and Ethos Technologies, Inc., a leading online life insurance platform. Ms. Hung previously served on the board of Vonage Holdings Corp., a cloud communications provider, from 2019 until 2022, when it was acquired by Telefonaktiebolaget LM Ericsson.
Ms. Hung was selected to serve as a director because of her experience in technology and platform-based services and deep experience in worldwide operations, including product development, corporate and product strategy, information systems technology and security, cloud operations, and customer success.
Eric C. Liu has served as a member of our board of directors since 2019. He has served as Partner, Head of North American Private Equity, and Global Co-Head of Healthcare at EQT, an alternative asset management firm since 2014. Mr. Liu currently serves on the board of Parexel, a global clinical research organization and biopharmaceutical services company, since 2021, and Zeus Industrial Products, Inc., a supplier of custom components to the medical device industry, since 2024. Mr. Liu was previously on the boards of Certara, a leader in model-informed drug development and regulatory science, from 2017 to 2022, Aldevron, a global supplier of plasmid DNA used in cell and gene therapies, from 2019 to 2021, and Press Ganey, a provider of healthcare measurement, performance analytics, and strategic advisory solutions, from 2016 to 2019.
Mr. Liu was selected to serve as a director because of his experience in finance and capital markets as well as insight into the healthcare industry, gained from advising and serving as a director of multiple EQT portfolio companies.
Heidi G. Miller has served as a member of our board of directors since 2021. Prior to retiring in 2012, she was president of JPMorgan International, a division of JPMorgan Chase & Co, from 2010 to 2012. Previously, Ms. Miller served as Chief Executive Officer of JPMorgan Chase’s Treasury and Security Services from 2004 to 2010. Ms. Miller has previously served as Executive Vice President and Chief Financial Officer for Bank One Corporation, which was acquired by JPMorgan Chase, from 2002 to 2004, and has served as Chief Financial Officer for the Travelers Group, a diversified financial services company, from 1995 to 1998 and for Citigroup, an investment bank and financial services company, from 1998 to 2001. Ms. Miller currently serves on the board of Fiserv, a global fintech and payments company, and previously served on the boards of HSBC Holdings PLC, a banking and financial services institution, from 2014 to 2021, General Mills Inc., a food service manufacturer and producer of packaged consumer goods, from 1999 to 2019, and Progressive Corp., an insurance company, from 2011 to 2014, and as a trustee of the International Financial Reporting Standards Foundation, a not-for-profit organization that develops accounting and sustainability disclosure standards.
Ms. Miller was selected to serve as a director because of her experience in leadership, management, and strategic experience at complex organizations in the global banking and financial services industries.
Paul G. Moskowitz has served as a member of our board of directors since 2019 and a Board Observer since 2016. He is a Managing Director at Bain Capital, a global alternative asset management firm, which he joined in 2011. Prior to joining Bain Capital, Mr. Moskowitz was a consultant at Bain & Company, a global consulting firm, from 2009 to 2011. Mr. Moskowitz also serves on the boards of LeanTaas, a HCIT software company that uses advanced data science to improve the operational performance of hospitals and clinics, and PartsSource, which is an online B2B marketplace for hospitals to procure medtech equipment parts and maintenance services.
Mr. Moskowitz was selected to serve as a director because of his experience as a management consultant and private equity investor and his extensive knowledge and understanding of the healthcare, retail, and business services industries.
Vivian E. Riefberg has served as a member of our board of directors since October 2023. Since August 2020, she has also served as the David C. Walentas Jefferson Scholars Foundation Professorship Chair and is a Professor of Practice at the University of Virginia (“UVA”) Darden School of Business and a Fellow at The Miller Center at UVA. Ms. Riefberg previously held a variety of high-ranking executive positions at McKinsey & Company from September 1987 to July 1988 and December 1989 to May 2020, including leading the Public Sector Practice for the Americas and co-leading the U.S. Health Care practice. She also currently serves on the boards of ONWARD Medical N.V. since 2022 and Lightrock, an impact investing fund, since 2022 and privately held Accompany Health, Inc. since 2023 and K Health Inc. since 2021, and has served as an Emeritus Director with McKinsey & Company since June 2020. In the non-profit world, she serves on the boards of the Public Broadcasting Service since 2018, Johns Hopkins Medicine since July 2020, and the advisory board for the Smithsonian American Women’s History Museum since August 2021. She was previously on the board of governors for the NIH Clinical Center from 2000 to 2004 and was a director on the boards for Signify Health, Inc. from 2020 to 2023, the Partnership for a Healthier America, and McKinsey & Company.
Ms. Riefberg was selected to serve as a director because of her healthcare expertise across both public and private sectors and her management experience.

Director Nominee
Ethan Waxman is expected to join our board of directors immediately prior to the effective time of the Form 8-A registration statement to be filed with the SEC to register our common stock under the Exchange Act. Mr. Waxman serves as a Partner at EQT, where he has worked since August 2015. Mr. Waxman currently serves on the board of Zeus Industrial Products, Inc., a supplier of custom components to the medical device industry, since 2024, and previously served on the board of Certara, Inc., a leading provider of software and scientific consulting services, from August 2020 to December 2022.
Mr. Waxman was selected to serve as a director because of his finance and capital markets experience as well as insight into the healthcare industry gained from advising multiple EQT portfolio companies.
Composition of our board of directors after this offering
Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with three directors in Class I (expected to be Samuel Blaichman, Priscilla Hung, and Vivian Riefberg), four directors in Class II (expected to be Eric Liu, Paul Moskowitz, John Driscoll, and Robert DeMichiei) and three directors in Class III (expected to be Ethan Waxman, Matthew Hawkins, and Heidi Miller). See “Description of capital stock.”
Our amended and restated certificate of incorporation will provide that EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25%, of our then-outstanding common stock. Messrs. Waxman and Liu will be the initial EQT director nominees. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Mr. Blaichman will be the initial CPPIB director nominee. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock. Mr. Moskowitz will be the initial Bain director nominee. For so long as EQT beneficially owns 20% or greater of our then-outstanding common stock, EQT will have the right to nominate, designate, and remove the chairperson of our board of directors, subject to CPPIB’s consent. In addition, the Institutional Investors have certain nomination rights with respect to our board committees. See “Description of capital stock.”
In addition, we intend to enter into the Stockholders Agreement with EQT, CPPIB, Bain, and certain equity holders, including members of management, in connection with this offering to provide for rights identical to the foregoing. Furthermore, under the Stockholders Agreement, if any representatives of EQT serve on any boards or committees of our subsidiaries, CPPIB and Bain will have an equivalent right such that the board of directors of such subsidiary or committee thereof reflects, to the maximum extent possible, the composition of our board of directors and its committees as required under the Stockholders Agreement. For so long as CPPIB beneficially owns 10% or greater of our then-outstanding common stock, CPPIB will have the right to appoint one non-voting board observer, who will have the right to attend all meetings in a non-voting, observer capacity. See “Certain relationships and related party transactions—Stockholders agreement.”
Board leadership structure and our board of director’s role in risk oversight
Committees of our board of directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.
Our board of directors has extensive involvement in the oversight of risk management related to us and our business. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities.
Audit committee
Upon the completion of this offering, we expect to have an Audit Committee, consisting of Robert DeMichiei, who will be serving as the Chair, Priscilla Hung, Paul Moskowitz, and Vivian Riefberg. Ms. Hung, Ms. Riefberg, and Mr. DeMichiei qualify as independent directors under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. DeMichiei qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing:
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accounting, financial reporting, and disclosure processes;

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adequacy and soundness of systems of disclosure and internal control established by management;

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the quality and integrity of our financial statements and the annual independent audit of our financial statements;

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our independent registered public accounting firm’s qualifications and independence;

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the performance of our internal audit function and independent registered public accounting firm;

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our compliance with legal and regulatory requirements in connection with the foregoing;

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compliance with our Code of Conduct;

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overall risk management profile; and

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preparing the audit committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.
Compensation committee
Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Heidi Miller, who will serve as the Chair, Samuel Blaichman, John Driscoll, and Eric Liu.
The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to:
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the establishment, maintenance, and administration of compensation and benefit policies designed to attract, motivate, and retain personnel with the requisite skills and abilities to contribute to our long term success;

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setting our compensation program and compensation of our executive officers, directors, and key personnel;

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monitoring our incentive compensation and equity-based compensation plans;

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succession planning for our executive officers, directors, and key personnel;

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our compliance with the compensation rules, regulations, and guidelines promulgated by , the SEC and other law, as applicable; and

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preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and corporate governance committee
Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of Eric Liu, who will serve as the Chair, Samuel Blaichman, and John Driscoll.
The purpose of the Nominating and Corporate Governance Committee is to:
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advise our board of directors concerning the appropriate composition of our board of directors and its committees;

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identify individuals qualified to become members of our board of directors;

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recommend to our board of directors the persons to be nominated by our board of directors for election as directors at any meeting of stockholders;

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recommend to our board of directors the members of our board of directors to serve on the various committees of our board of directors;

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develop and recommend to our board of directors a set of corporate governance guidelines and assist our board of directors in complying with them; and

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oversee the evaluation of our board of directors, our board of directors’ committees, and management.

Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our website upon the completion of this offering.
Compensation committee interlocks and insider participation
None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.
We have entered into certain indemnification agreements with our directors and are party to certain transactions with principal stockholders described in “Certain relationships and related party transactions—Indemnification of directors and officers” and “Certain relationships and related party transactions—Stockholders agreement,” respectively.
Director independence
Pursuant to the corporate governance listing standards of Nasdaq, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder, or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.
Our board of directors has affirmatively determined that each of our directors, other than Matthew J. Hawkins, qualifies as “independent” in accordance with Nasdaq rules. In making its independence determinations, our board of directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).
Background and experience of directors; board diversity
When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In evaluating director candidates, we consider, and will continue to consider in the future, factors including, personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and such factors as age, gender, race, orientation, place of residence, and specialized experience and any other relevant qualifications, attributes or skills.
Code of conduct
We will adopt a new Code of Conduct (the “Code of Conduct”) that applies to all of our directors, officers, and employees, including our chief executive officer and chief financial officer. Our Code of Conduct will be available on our website upon the completion of this offering. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly compensated executive officers as of December 31, 2023 for services rendered for the years ended December 31, 2023 and 2022. These individuals are referred to as our named executive officers.
Name and principal position	Fiscal Year	Salary ($)(1)	Option awards ($)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Matthew J. Hawkins Chief Executive Officer	2023	771,458	—	712,828	59,011	1,543,297
	2022	750,000	3,674,799	833,250	60,678	5,318,727
Eric L. (Ric) Sinclair III Chief Business Officer	2023	412,000	—	625,840	22,512	1,060,352
	2022	400,000	545,293	635,809	22,734	1,603,836
T. Craig Bridge Chief Transformation Officer	2023	412,000	—	380,733	14,337	807,070
	2022	400,000	545,293	444,400	21,769	1,411,462
(1) The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.
(2) The amounts reported represent the annual bonuses earned by each named executive officer under the Waystar Incentive Plan for 2023. For Mr. Sinclair, the amount reported also includes aggregate 2023 commission payments. See “—Non-Equity Incentive Plan Compensation” below.
(3) The amounts reported in this column represent (i) for Mr. Hawkins, employer matching contributions to our 401(k) plan in the amount of $6,600 and tax gross-up related to Winner’s Circle benefits in the amount of $52,411, (ii) for Mr. Sinclair, employer matching contributions to our 401(k) plan in the amount of $13,200 and tax gross-up related to Winner’s Circle benefits in the amount of $9,312, and (iii) for Mr. Bridge, employer matching contributions to our 401(k) plan in the amount of $13,200 and tax gross-up related to Winner’s Circle benefits in the amount of $1,137.
NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE
Employment agreements
Matthew J. Hawkins
We entered into a new employment agreement with Mr. Hawkins on November 2, 2023, which we refer to as the Hawkins employment agreement. The Hawkins employment agreement provides that Mr. Hawkins will serve as our Chief Executive Officer. The Hawkins employment agreement superseded Mr. Hawkins’ prior employment agreement. The Hawkins employment agreement provides for (i) an initial base salary of $800,000, subject to annual review by the compensation committee for increase, (ii) eligibility to receive an annual bonus, with a target bonus equal to 110% of base salary, (iii) eligibility to participate in the 2024 Equity Incentive Plan, and (iv) reimbursement of reasonable business expenses. Mr. Hawkins is also entitled to participate in our employee benefit arrangements.
The Hawkins employment agreement further provides for restrictive covenants, as described below under “Restrictive Covenants” and severance benefits, as described below under “Severance Arrangements.”
Eric L. (Ric) Sinclair III
ZirMed, Inc., which is now a part of Waystar, entered into an employment agreement with Mr. Sinclair, effective as of September 5, 2017, which we refer to as the Sinclair employment agreement. Mr. Sinclair initially served as Senior Vice President, Product but currently serves as our Chief Business Officer. The Sinclair employment agreement does not have a specific duration or term, and Mr. Sinclair’s employment is at-will. The Sinclair employment agreement also provides for (i) an initial salary of $250,000 ($430,000 as of 2023), subject to annual review by our board of directors for increase, (ii) eligibility to receive an annual bonus, with a target bonus for 2023 equal to 60% of base salary, with an eligibility to earn a maximum annual bonus of 167% of base salary, (iii) reimbursement of reasonable business expenses, and (iv) vacation. Mr. Sinclair is also entitled to participate in our employee benefit arrangements.
The Sinclair employment agreement further provides for restrictive covenants, as described below under “Restrictive Covenants” and severance benefits, as described below under “Severance Arrangements.”
T. Craig Bridge
Navicure, Inc., which is now known as Waystar, entered into an employment agreement with Mr. Bridge, dated as of July 1, 2016, which was amended by an agreement between Mr. Bridge and Navicure, Inc. as of November 1, 2017, and which we refer to as the Bridge employment agreement. The Bridge employment agreement does not have a specific duration or term, and Mr. Bridge’s employment is at-will. The Bridge employment agreement also provides for (i) a base salary ($430,000 as of 2023), subject to annual review by our board of directors for increase, (ii) eligibility to receive an annual bonus, with a target bonus for 2023 equal to 110% of base salary, (iii) reimbursement of reasonable business expenses, and (iv) vacation. Mr. Bridge is also entitled to participate in our employee benefit arrangements.
The Bridge employment agreement further provides for restrictive covenants, as described below under “Restrictive Covenants” and severance benefits, as described below under “Severance Arrangements.”
See “—Compensation arrangements to be adopted in connection with this offering” below for information about the new employment agreements that we expect to enter into with certain of our named executive officers in connection with this offering.
Base salary
We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the named executive officer performs for us. Base salary serves as the primary form of fixed compensation for our named executive officers. Base salary can also impact other compensation and benefit opportunities, including annual bonuses, as such opportunities are expressed as a percentage of base salary. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are renewed at least annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his responsibilities, and any changes thereto. For 2023, Messrs. Hawkins’, Sinclair’s, and Bridge’s base salaries were $800,000, $430,000, and $430,000, respectively.
Non-equity incentive plan compensation
Waystar Incentive Plan. Each named executive officer was eligible to receive an annual bonus under the Waystar Incentive Plan for 2023 in accordance with the terms of their respective employment agreements and subsequent adjustments. For 2023, Messrs. Hawkins’, Sinclair’s, and Bridge’s target incentive opportunity was 110%, 60%, and 110% of their base salaries, respectively. For 2023, 70% of the Waystar Incentive Plan payout was based on company financial performance, 25% of the payout was based on metrics shared by leadership, and 5% of the payout was based on how an individual reflects our values. Company financial performance was based on Adjusted EBITDA targets, total gross bookings targets, and revenue targets, each established at the beginning of the fiscal year and approved by our board of directors. For 2023, based largely on company and shared leadership metric performance, the Waystar Incentive Plan paid out at 84% of the target incentive opportunity.
Mr. Sinclair’s Commission. For 2023, Mr. Sinclair was also eligible for a commission based on the estimated gross margin of 2023 bookings.
Equity awards
Vesting schedule
The stock options granted to our named executive officers under the 2019 Stock Incentive Plan are divided into time-vesting stock options (50% of the stock options granted) and performance-vesting stock options (50% of the stock options granted).

The stock options have a ten-year term and vest as follows:
•
The time-vesting stock options vest over five years, with 20% vesting on each of the first five anniversaries of a specified vesting reference date, subject to continued employment or service with us through each applicable vesting date; however, upon a change of control, all outstanding unvested time-vesting stock options will vest in full immediately prior to the change of control.

•
The performance-vesting stock options begin to vest when and if investment vehicles affiliated with EQT, CPPIB, and Bain receive cash proceeds with respect to or in exchange for their equity securities of us equal to a 1.5x multiple on their collective investment in us, subject to the named executive officer’s continued employment or service with us through each applicable measurement date.

•
100% of the performance-vesting stock options vest when and if investment vehicles affiliated with EQT, CPPIB, and Bain receive cash proceeds with respect to or in exchange for their equity securities of us equal to a 2.5x multiple on their collective investment in us, subject to the named executive officer’s continued employment or service with us through each applicable measurement date.

•
To the extent the investment vehicles affiliated with EQT, CPPIB, and Bain receive cash proceeds with respect to or in exchange for their equity securities of us between a 1.5x and a 2.5x multiple on their collective investment in us, the performance-vesting stock options will vest based on linear interpolation.

In connection with a termination of employment or service for “cause,” or in the event of a “restrictive covenant breach” (each as defined in the applicable stock option award agreements), both unvested and vested stock options will immediately terminate and expire. See “—Termination and change of control provisions—Equity awards” below for information regarding the treatment of stock options upon a qualified termination.
OUTSTANDING EQUITY AWARDS AT December 31, 2023
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2023.
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Matthew J. Hawkins(1)	2,327,275	—	—	$4.14	11/1/2027
Matthew J. Hawkins(1)	235,605	—	—	$4.14	11/1/2027
Matthew J. Hawkins(1)	871,200	217,800	1,089,000	$16.53	10/23/2029
Matthew J. Hawkins(2)	46,887	187,551	234,437	$33.06	8/16/2032
Eric L. (Ric) Sinclair III(1)	155,224	—	—	$4.14	11/1/2027
Eric L. (Ric) Sinclair III(2)	235,950	58,988	294,937	$16.53	10/23/2029
Eric L. (Ric) Sinclair III(2)	54,450	36,300	90,750	$18.19	8/9/2030
Eric L. (Ric) Sinclair III(2)	6,957	27,831	34,787	$33.06	8/16/2032
T. Craig Bridge(1)	186,231	—	—	$4.14	11/1/2027
T. Craig Bridge(1)	21,036	—	—	$4.14	11/1/2027
T. Craig Bridge(1)	160,218	—	—	$4.14	7/1/2026
T. Craig Bridge(2)	157,300	39,325	196,625	$16.53	10/23/2029
T. Craig Bridge(2)	27,225	18,150	45,375	$18.19	8/9/2030
T. Craig Bridge(2)	6,957	27,831	34,787	$33.06	8/16/2032
(1) Represents substitute options granted to the named executive officer in connection with the acquisition of the Company by investment vehicles affiliated with EQT, CPPIB, and Bain in 2019.
(2) Represents time-vesting stock options and performance-vesting stock options granted to the named executive officer under the Company’s 2019 Stock Incentive Plan. See “—Equity awards” above.

Outstanding equity awards granted after December 31, 2023
The following table provides information regarding outstanding equity awards made to our named executive officers after December 31, 2023.
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Matthew J. Hawkins(1)	—	145,200	—	$37.20	5/1/2034
Eric L. (Ric) Sinclair III(1)	—	72,600	—	$37.20	5/1/2034
T. Craig Bridge(1)	—	48,400	—	$37.20	5/1/2034
(1) Represents time-vesting stock options and performance-vesting stock options granted to the named executive officer under the Company’s 2019 Stock Incentive Plan. See “—Equity awards” above.
2019 Stock Incentive Plan
Our board of directors adopted the 2019 Stock Incentive Plan, effective October 22, 2019, under which we have granted options to purchase shares of our common stock to certain eligible individuals. The 2019 Stock Incentive Plan will be terminated effective as of the consummation of this offering and, following this offering, no further stock awards will be issued under the 2019 Stock Incentive Plan.
The Compensation Committee administers the 2019 Stock Incentive Plan and has the authority to, among other powers, designate participants, determine the terms and conditions of any award, and to make all decisions and determinations and to take any other action that the Compensation Committee deems necessary for the administration of the 2019 Stock Incentive Plan.
The 2019 Stock Incentive Plan provides for the grant of awards of non-qualified stock options and other stock-based awards tied to the value of our shares. In connection with an award of stock options under the 2019 Stock Incentive Plan, each participant enters into an award agreement, which provides the number of shares subject to the stock option and the terms of such grant, as determined by our board of directors. 13,670,211 shares are reserved for issuance with respect to currently outstanding options granted under the 2019 Stock Incentive Plan.
Awards under the 2019 Stock Incentive Plan are generally subject to adjustment in the event of any (i) dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, extraordinary sale, repurchase, or exchange of shares of common stock or other securities, or other similar transactions or events (including a change of control) or (ii) unusual or nonrecurring events affecting us, including changes in applicable laws, rules, or regulations, or the dissolution or liquidation of the company. In addition, in connection with any change of control, our board of directors may, in its sole discretion, provide for the (a) substitution or assumption of awards, or acceleration of the vesting of, exercisability of, or lapse of restrictions on, awards; (b) cancellation of any outstanding awards that are vested as of such cancellation (or would vest as a result of the occurrence of a change of control) for payment to the holders thereof of the value of such awards, if any, as determined by our board of directors, including with respect to stock options, by payment in an amount equal to the excess, if any, of the fair market value of the shares of common stock subject to the stock option over the aggregate exercise price of the option (and, any stock option having a per share exercise price equal to, or greater than, the fair market value per share subject to the stock option may be canceled and terminated without any payment or consideration therefor); and/or (c) conversion or replacement of any award that is unvested as of the change of control event into, or with the right to receive a payment, based on the value of the award at the time of such conversion or replacement, as determined by our board of directors, that is subject to continued vesting on the same basis as the vesting requirements applicable to the corresponding award.

Pursuant to the terms of the 2019 Stock Incentive Plan, unless permitted by our board of directors, stock awards may not be transferred by a participant, other than by will or the laws of descent and distribution.
Our board of directors may amend, alter, suspend, discontinue, or terminate the 2019 Stock Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or holder or beneficiary of an award will not be effective without the consent of the affected participant, holder, or beneficiary.
All awards under the 2019 Stock Incentive Plan are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or Compensation Committee and as in effect from time to time and (ii) applicable law.
TERMINATION AND CHANGE OF CONTROL PROVISIONS
Severance arrangements
Matthew J. Hawkins.   Pursuant to the terms of the Hawkins employment agreement, if Mr. Hawkins’ employment is terminated (i) by us without “cause” (as defined in the Hawkins employment agreement) (but not as a result of Mr. Hawkins’ death or disability) or (ii) for “good reason” (as defined in the Hawkins employment agreement), Mr. Hawkins will be entitled to receive the following severance payments and benefits:
•
An amount equal to 18 months of Mr. Hawkins’ then-current base salary and target annual bonus, payable in equal monthly installments over 18 months following termination of employment; provided, however, if such termination is a “CIC qualified termination” (as defined in the Hawkins employment agreement), such amount shall instead be payable in a single lump sum within five days of such termination;

•
Any earned but unpaid prior year annual incentive bonus, payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Hawkins remained employed;

•
A pro-rated annual incentive bonus for the year of termination, based on actual performance, and payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Hawkins remained employed; provided, however, if such termination is a “CIC qualified termination,” the performance objectives shall be deemed satisfied at target; and

•
If Mr. Hawkins timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), a monthly cash payment equal to monthly group health insurance premiums, at active employee rates, for 18 months following termination of employment or, if earlier, until the date on which Mr. Hawkins is no longer eligible for COBRA coverage.

Our obligation to provide the severance payments and benefits described above are contingent upon Mr. Hawkins’ (i) execution and non-revocation of a separation agreement containing a general release of claims and (ii) continued compliance with the provisions of the Hawkins employment agreement (including the restrictive covenants).
Eric L. (Ric) Sinclair III.   Pursuant to the terms of the Sinclair employment agreement, if Mr. Sinclair’s employment is terminated (i) by us without “cause” (as defined in the Sinclair employment agreement) (but not as a result of Mr. Sinclair’s death or disability) or (ii) for “good reason” (as defined in the Sinclair employment agreement), Mr. Sinclair will be entitled to receive the following severance payments and benefits:
•
An amount equal to 12 months of Mr. Sinclair’s then-current base salary, payable in equal monthly installments over 12 months following termination of employment;

•
Any earned but unpaid prior year annual incentive bonus, payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Sinclair remained employed;

•
A pro-rated annual incentive bonus for the year of termination, based on actual performance, and payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Sinclair remained employed.

Our obligation to provide the severance payments and benefits described above are contingent upon Mr. Sinclair’s (i) execution and non-revocation of a separation agreement containing a general release of claims and (ii) continued compliance with the provisions of the Sinclair employment agreement (including the restrictive covenants).
T. Craig Bridge.   Pursuant to the terms of the Bridge employment agreement, if Mr. Bridge’s employment is terminated (i) by us without “cause” (as defined in the Bridge employment agreement) (but not as a result of Mr. Bridge’s death or disability) or (ii) for “good reason” (as defined in the Bridge employment agreement), Mr. Bridge will be entitled to receive the following severance payments and benefits:
•
An amount equal to 18 months of Mr. Bridge’s then-current base salary, payable in equal monthly installments over 18 months following termination of employment;

•
Any earned but unpaid prior year annual incentive bonus, payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Bridge remained employed;

•
A pro-rated annual incentive bonus for the year of termination, based on actual performance, and payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Bridge remained employed.

•
If Mr. Bridge timely elects continued coverage under COBRA, a monthly cash payment equal to monthly group health insurance premiums, at active employee rates, for 18 months following termination of employment or, if earlier, until the date on which Mr. Bridge is no longer eligible for COBRA coverage.

Our obligation to provide the severance payments and benefits described above are contingent upon Mr. Bridge’s (i) execution and non-revocation of a separation agreement containing a general release of claims and (ii) continued compliance with the provisions of the Bridge employment agreement (including the restrictive covenants).
See “—Compensation arrangements to be adopted in connection with this offering” below for information about the new employment agreements that we expect to enter into with certain of our named executive officers in connection with this offering.
Equity awards
Qualified termination
Matthew J. Hawkins.   With respect to the stock options granted to Mr. Hawkins on October 23, 2019, in the event of a termination of Mr. Hawkins’ employment by us without “cause,” by Mr. Hawkins for “good reason,” or as a result of Mr. Hawkins’ death or disability, (i) a pro-rata portion of the unvested time-vesting options that would otherwise vest on the next annual vesting date following such termination had Mr. Hawkins remained employed shall vest based on the number of days elapsed while Mr. Hawkins was actually employed during such annual vesting period and the remaining unvested time-vesting options will remain outstanding and eligible to vest in full upon the occurrence of a change of control within the six-month period following such termination, and (ii) the unvested performance-vesting options will remain outstanding and eligible to vest if a measurement date occurs within the six-month period following such termination and will vest to the extent that the applicable performance vesting conditions are achieved in connection with such measurement date. Any unvested time-vesting options and performance-vesting options that do not otherwise vest during such six-month period shall terminate and expire upon the expiration of such period.
With respect to the stock options granted to Mr. Hawkins on August 16, 2022, in the event of a termination of Mr. Hawkins’ employment by us without “cause,” by Mr. Hawkins for “good reason,” or as a result of Mr. Hawkins’ death or disability, (i) the unvested time-vesting options will remain outstanding and eligible to vest in full upon the occurrence of a change of control within the three-month period following such termination, and (ii) the unvested performance-vesting options will remain outstanding and eligible to vest if a measurement date occurs within the three-month period following such termination and will vest to the extent that the applicable performance vesting conditions are achieved in connection with such measurement date. Any unvested time-vesting options and performance-vesting options that do not otherwise vest during such three-month period shall terminate and expire upon the expiration of such period.
Eric L. (Ric) Sinclair III.   With respect to the stock options granted to Mr. Sinclair on October 23, 2019, August 9, 2020, and August 16, 2022, in the event of a termination of Mr. Sinclair’s employment by us without “cause,” by Mr. Sinclair for “good reason,” or as a result of Mr. Sinclair’s death or disability, (i) the unvested time-vesting options will remain outstanding and eligible to vest upon the occurrence of a change of control within the three-month period following such termination, and (ii) the unvested performance-vesting options will remain outstanding and eligible to vest if a measurement date occurs within the three-month period following such termination and will vest to the extent that the applicable performance vesting conditions are achieved in connection with such measurement date. Any unvested time-vesting options and performance-vesting options that do not otherwise vest during such three-month period shall terminate and expire upon the expiration of such period.
T. Craig Bridge. With respect to the stock options granted to Mr. Bridge on October 23, 2019, August 9, 2020, and August 16, 2022, in the event of a termination of Mr. Bridge’s employment by us without “cause,” by Mr. Bridge for “good reason,” or as a result of Mr. Bridge’s death or disability, (i) the unvested time-vesting options will remain outstanding and eligible to vest upon the occurrence of a change of control within the three-month period following the termination, and (ii) the unvested performance-vesting options will remain outstanding and eligible to vest if a measurement date occurs within the three-month period following such termination and will vest to the extent that the applicable performance vesting conditions are achieved in connection with such measurement date. Any unvested time-vesting options and performance-vesting options that do not otherwise vest during such three-month period shall terminate and expire upon the expiration of such period.
Change of control
Each of the Hawkins, Sinclair, and Bridge option agreements provide that, if a change of control occurs during the named executive officer’s employment (i) the unvested time-vesting options will become fully vested and exercisable immediately prior to the change of control and (ii) all of the performance vesting options that do not vest on or before a change of control or the date upon which the investment vehicles affiliated with EQT, CPPIB, and Bain no longer collectively holds shares of our common stock representing more than ten percent of the outstanding shares of our common stock will be forfeited upon such change of control or date upon which the sponsor group no longer collectively holds shares of our common stock representing more than ten percent of the outstanding shares of our common stock.
Restrictive covenants
Matthew J. Hawkins.   The Hawkins employment agreement contains restrictive covenants, including confidentiality of information, assignment of intellectual property, non-competition, employee no-hire, employee and independent contractor non-solicitation, and client, customer, and other business partner non-solicitation covenants. The confidentiality covenant has an indefinite term. The noncompetition and non-solicitation covenants are effective both during Mr. Hawkins’ employment with us and until the 18-month anniversary of termination of employment for any reason.
Eric L. (Ric) Sinclair III.   The Sinclair employment agreement contains restrictive covenants, including confidentiality of information, assignment of intellectual property, non-competition, employee no-hire, employee and independent contractor non-solicitation, business partner and customer non-solicitation, and non-disparagement covenants. The confidentiality and non-disparagement covenants have an indefinite term. The noncompetition and non-solicitation covenants are effective both during Mr. Sinclair’s employment with us and until the 12-month anniversary of termination of employment for any reason.
T. Craig Bridge.   The Bridge employment agreement contains restrictive covenants, including confidentiality of information, assignment of intellectual property, non-competition, employee no-hire, employee and independent contractor non-solicitation, business partner and customer non-solicitation, and non-disparagement covenants. The confidentiality and non-disparagement covenants have an indefinite term. The noncompetition and non-solicitation covenants are effective both during Mr. Bridge’s employment with us and until the 12-month anniversary of termination of employment for any reason.
RETIREMENT PLAN
We maintain a tax-qualified defined contribution 401(k) savings plan (the “401(k) Plan”), in which all employees, including our named executive officers, are eligible to participate. The 401(k) Plan allows participants to contribute up to 75% of their compensation on a pre-tax basis (or on a post-tax basis, with respect to elective Roth deferrals) into individual retirement accounts, subject to the maximum annual limits set by the Internal Revenue Service. The 401(k) Plan also allows us to make employer matching contributions. We have historically made employer matching contributions of up to 50% of our employees’ elective deferrals, limited to the first 8% of each employee’s compensation. Participants are immediately fully vested in their own contributions to the 401(k) Plan. Participants vest in the matching contributions we make to their accounts after 3 years of service, at the rate of 33 1∕3% per year.
COMPENSATION ARRANGEMENTS TO BE ADOPTED IN CONNECTION WITH THIS offering
2024 Equity incentive plan
Our board of directors expects to adopt, and we expect our stockholders to approve, the 2024 Equity Incentive Plan prior to the completion of the offering, in order to provide a means through which to attract, retain, and motivate key personnel. Awards under the 2024 Equity Incentive Plan may be granted to any (i) individual employed by us or our subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement), (ii) director or officer of us or our subsidiaries, or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The 2024 Equity Incentive Plan will be administered by the Compensation Committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors.
The 2024 Equity Incentive Plan initially reserves 10,000,000 shares of our common stock for issuance, which is subject to increase on the first day of each fiscal year beginning with the 2025 fiscal year in an amount equal to the lesser of (i) the positive difference, if any, between (x) 5.0% of the outstanding common stock on the last day of the immediately preceding fiscal year and (y) the available plan reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors; provided, however, that this automatic share reserve increase shall not apply following the tenth (10th) anniversary of the effective date of the 2024 Equity Incentive Plan.
All awards granted under the 2024 Equity Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee. Awards available for grant under the 2024 Equity Incentive Plan include, non-qualified stock options, incentive stock options, stock appreciation rights, restricted shares of our common stock, restricted stock units, and other equity-based awards tied to the value of our shares.
Awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, or other similar transactions or events or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirement. In addition, in connection with any change in control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee.
Our board of directors may amend, alter, suspend, discontinue, or terminate the 2024 Equity Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if (i) such approval is required under applicable law, (ii) it would materially increase the number of securities which may be issued under the 2024 Equity Incentive Plan (except for adjustments in connection with certain corporate events), or (iii) it would materially modify the requirements for participation in the 2024 Equity Incentive Plan. Any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
All awards granted under the 2024 Equity Incentive Plan are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law.
IPO equity awards
In connection with this offering, it is expected that our board of directors will approve an IPO equity award in the form of 50% time-based vesting options and 50% time-based vesting restricted stock units to our executive officers, including each of our named executive officers, pursuant to the 2024 Equity Incentive Plan. The grants to the named executive officers will comprise an award of options to purchase 1,250,000, 434,782, and 380,434 shares of our common stock to Messrs. Hawkins, Sinclair, and Bridge, respectively, each with a per-share exercise price equal to the initial public offering price, and an award of 500,000, 173,913, and 152,173 restricted stock units to Messrs. Hawkins, Sinclair, and Bridge, respectively. The options and restricted stock units will vest in five substantially equal installments on each of the first five anniversaries of the completion of this offering, subject to the named executive officer’s continued employment through the applicable vesting date; provided, however, that, upon any termination (i) by us without “cause” (as defined in the named executive officer’s employment agreement) or (ii) by the named executive officer with “good reason” (as defined in the named executive officer’s employment agreement), in either case, within the six-month period prior to, or within the 24-month period following a “change in control” (as defined in the 2024 Equity Incentive Plan) (the “CIC Protection Period”), all then-unvested options and restricted stock units will fully vest. In addition, with respect to Mr. Hawkins only, upon any termination by us without “cause” or by Mr. Hawkins with “good reason”, in either case, the effective date of which is not within the CIC Protection Period, a pro-rata portion of the unvested options and restricted stock units that would otherwise vest on the next annual vesting date following such termination had Mr. Hawkins remained employed shall vest based on the number of days elapsed while Mr. Hawkins was actually employed during such annual vesting period.
Employee stock purchase plan
In connection with this offering, our board of directors expects to adopt, and we expect our stockholders to approve, the Waystar Holding Corp. 2024 Employee Stock Purchase Plan (the “ESPP”) prior to the completion of the offering. The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.
The initial number of shares of our common stock reserved for issuance under the ESPP is 3,250,000 shares (which number of shares will be equal to 2.0% of the total outstanding shares of our common stock at the consummation of this offering), subject to adjustment in accordance with the terms of the ESPP. This share reserve shall automatically be increased on the first day of each fiscal year following the fiscal year in which the effective date of the ESPP occurred by a number of shares of our common stock equal to the lesser of (i) the positive difference, if any, between (A) 1.0% of the outstanding common stock on the last day of the immediately preceding fiscal year, and (y) the available share reserve of the ESPP on the last day of the immediately preceding fiscal year, and (ii) a lower number of shares of our common stock as determined by our board of directors. Notwithstanding the foregoing, the total number of shares of our common stock that may be issued under the ESPP may not exceed 27,000,000 shares, subject to adjustment in accordance with the terms of the ESPP. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.
The ESPP will be administered by the Compensation Committee unless our board of directors elects to administer the ESPP. The Compensation Committee will have full authority to administer the ESPP and make and interpret rules and regulations regarding administration of the ESPP as it may deem necessary or advisable.
The ESPP will become effective on or about the date of this offering. However, no offering periods will commence under the ESPP until such time and subject to such terms and conditions as may be determined by the Compensation Committee. The term of the ESPP will continue until terminated by our board of directors or until the date on which all shares available for issuance under the ESPP have been issued.
Subject to the Compensation Committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for any employee who has been employed for less than 12 months (or such lesser period of time as may be determined by the Compensation Committee in its discretion); provided that the Compensation Committee may determine that citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the ESPP or an offering thereunder if the participation of such employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the ESPP or an offering to violate Section 423 of the Code. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary or affiliate of ours, whether now existing or existing in the future, that has been designated by the Compensation Committee from time to time in its sole discretion as eligible to participate in the ESPP. The Compensation Committee may designate subsidiaries or affiliates of ours as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only Waystar Holding Corp. and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.
A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must not exceed 15% of the participant’s total compensation (or such lesser percentage of the participant’s total compensation as determined by the Compensation Committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during an offering period. However, a participant’s contribution election may be decreased to 0% at any time during an offering period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during an offering period at any time prior to the last 30 days of the applicable purchase period end date.
The ESPP generally provides for offering periods set by the Compensation Committee, with one purchase period in each offering period. The Compensation Committee has the authority to change the duration of a purchase period; provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.
On the first day of an offering period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year in the case of offerings intended to comply with Section 423 of the Code; and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as determined by the Compensation Committee from time to time).
The purchase price will be 85% (or such greater percentage as may be determined by the Compensation Committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable grant date of the purchase right or (ii) the fair market value per share of our common stock as determined on the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The Compensation Committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or applicable grant date of the purchase right, or based on the greater (rather than the lesser) of such values.
A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.
A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.
A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.
If there is any change in the outstanding shares of our common stock because of a merger, “change in control” (as defined in our 2024 Equity Incentive Plan), consolidation, recapitalization, or reorganization involving Waystar Holding Corp., or if our board of directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in our capital stock structure affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the Compensation Committee will make such adjustments to purchase rights or to any ESPP provision as the Compensation Committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, the Compensation Committee’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:
•
(A) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (B) the replacement of such outstanding option with other rights or property selected by the Compensation Committee in its sole discretion;

•
assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);

•
adjustments in the number and type of shares (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future;

•
providing that participants’ accumulated payroll deductions may be used to purchase common stock prior to the next occurring exercise date on such date as the Compensation Committee determines in its sole discretion and the participants’ options under the ongoing offering period(s) shall be terminated; or

•
providing that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

The ESPP may be amended, altered, suspended, and/or terminated at any time by our board of directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The Compensation Committee may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend, and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension, or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the Compensation Committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.
Amendments to outstanding options under 2019 Stock Incentive Plan
In connection with this offering, the Compensation Committee is expected to approve an amendment to the outstanding option awards granted to our executive officers, including our named executive officers, under the 2019 Stock Incentive Plan. The amendment is expected to provide that:
•
If the executive officer’s employment is terminated by us without “cause,” by the executive officer for “good reason” or as a result of his death or disability prior to the first trading window that commences after the 18-month anniversary of the IPO, the performance-vesting options held by such executive officer will not be forfeited upon such termination and will remain outstanding and eligible to vest in connection with any measurement date(s) occurring through and including the commencement of such trading window, subject to satisfaction of applicable performance hurdles; provided, however, that, if any measurement date occurs outside of the three-month period (or, with respect to the stock options granted to Mr. Hawkins on October 23, 2019, six-month period) immediately following such termination, the number of performance-vesting options that will be eligible to vest in connection with such measurement date will be prorated based on the period of time the executive officer was employed by us relative to the vesting period;

•
For purposes of calculating the achievement of the applicable performance hurdles following this offering, all of our equity securities acquired by investment vehicles affiliated with EQT, CPPIB, and Bain following their initial investment in our equity securities will be deemed to have been acquired at the same per-unit purchase price as such equity securities acquired by them in connection with such initial investment;

•
For purposes of calculating cash proceeds deemed received by investment vehicles affiliated with EQT, CPPIB, and Bain in connection with any trading window that commences after the 18-month anniversary of the IPO, the value of all of our equity securities held by investment vehicles affiliated with EQT, CPPIB, and Bain as of the commencement of such trading window will be calculated using a per share price equal to the volume-weighted average share price of such equity securities over the 20-trading day period ending as of the date of commencement of such trading window; and

•
If the executive officer’s employment is terminated as a result of his death, the executive officer will be permitted to “net exercise” his option awards granted under the 2019 Stock Incentive Plan without the need for additional Compensation Committee approval.

New employment agreements
Eric L. (Ric) Sinclair III
In connection with this offering, we expect to enter into a new employment agreement with Mr. Sinclair effective upon the consummation of this offering, which we refer to as the new Sinclair employment agreement. The new Sinclair employment agreement will supersede Mr. Sinclair’s prior employment agreement. Under the new Sinclair employment agreement, Mr. Sinclair will continue to serve as our Chief Business Officer. The new Sinclair employment agreement provides for (i) an initial base salary of $430,000, subject to annual review by the compensation committee for increase, (ii) eligibility to receive an annual bonus, with a target bonus equal to 100% of base salary, (iii) eligibility to participate in the 2024 Equity Incentive Plan, and (iv) reimbursement of reasonable business expenses. Mr. Sinclair is also entitled to participate in our employee benefit arrangements.
Pursuant to the new Sinclair employment agreement, if Mr. Sinclair’s employment is terminated (i) by us without “cause” (as defined in the new Sinclair employment agreement) (but not as a result of Mr. Sinclair’s death or disability) or (ii) for “good reason” (as defined in the new Sinclair employment agreement), Mr. Sinclair will be entitled to receive the following severance payments and benefits:
•
An amount equal to 12 months of Mr. Sinclair’s then-current base salary and target annual bonus, payable in equal monthly installments over 12 months following termination of employment; provided, however, if such termination is a “CIC qualified termination” (as defined in the new Sinclair employment agreement), such amount shall instead be payable in a single lump sum within five days of such termination;

•
Any earned but unpaid prior year annual incentive bonus, payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Sinclair remained employed;

•
A pro-rated annual incentive bonus for the year of termination, based on actual performance, and payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Sinclair remained employed; provided, however, if such termination is a “CIC qualified termination”, the performance objectives shall be deemed satisfied at target; and

•
If Mr. Sinclair timely elects continued coverage under COBRA, a monthly cash payment equal to the difference between the monthly COBRA premium cost and the monthly contribution paid by active employees for the same coverage, for 12 months following termination of employment or, if earlier, until the date on which Mr. Sinclair is no longer eligible for COBRA coverage.

The new Sinclair employment agreement contains restrictive covenants, including confidentiality of information, assignment of intellectual property, non-competition, employee no-hire, employee and independent contractor non-solicitation, and client, customer, or other business relation non-solicitation covenants. The confidentiality covenant has an indefinite term. The noncompetition and non-solicitation covenants are effective both during Mr. Sinclair’s employment with us and until the 12-month anniversary of termination of employment for any reason.
T. Craig Bridge
In connection with this offering, we expect to enter into a new employment agreement with Mr. Bridge effective upon the consummation of this offering, which we refer to as the new Bridge employment agreement. The new Bridge employment agreement will supersede Mr. Bridge’s prior employment agreement. Under the new Bridge employment agreement, Mr. Bridge will continue to serve as our Chief Transformation Officer. The new Bridge employment agreement provides for (i) an initial base salary of $430,000, subject to annual review by the compensation committee for increase, (ii) eligibility to receive an annual bonus, with a target bonus equal to 110% of base salary, (iii) eligibility to participate in the 2024 Equity Incentive Plan, and (iv) reimbursement of reasonable business expenses. Mr. Bridge is also entitled to participate in our employee benefit arrangements.
Pursuant to the new Bridge employment agreement, if Mr. Bridge’s employment is terminated (i) by us without “cause” (as defined in the new Bridge employment agreement) (but not as a result of Mr. Bridge’s death or disability)

or (ii) for “good reason” (as defined in the new Bridge employment agreement), Mr. Bridge will be entitled to receive the following severance payments and benefits:
•
An amount equal to 12 months of Mr. Bridge’s then-current base salary and target annual bonus, payable in equal monthly installments over 12 months following termination of employment; provided, however, if such termination is a “CIC qualified termination” (as defined in the new Bridge employment agreement), such amount shall instead be payable in a single lump sum within five days of such termination;

•
Any earned but unpaid prior year annual incentive bonus, payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Bridge remained employed;

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A pro-rated annual incentive bonus for the year of termination, based on actual performance, and payable at the time that annual bonuses are paid in accordance with the terms of the applicable plan as if Mr. Bridge remained employed; provided, however, if such termination is a “CIC qualified termination”, the performance objectives shall be deemed satisfied at target; and

•
If Mr. Bridge timely elects continued coverage under COBRA, a monthly cash payment equal to the difference between the monthly COBRA premium cost and the monthly contribution paid by active employees for the same coverage, for 12 months following termination of employment or, if earlier, until the date on which Mr. Bridge is no longer eligible for COBRA coverage.

The new Bridge employment agreement contains restrictive covenants, including confidentiality of information, assignment of intellectual property, non-competition, employee no-hire, employee and independent contractor non-solicitation, and client, customer, or other business relation non-solicitation covenants. The confidentiality covenant has an indefinite term. The noncompetition and non-solicitation covenants are effective both during Mr. Bridge’s employment with us and until the 12-month anniversary of termination of employment for any reason.
DIRECTOR COMPENSATION
For the year ended December 31, 2023, we paid non-management and non-sponsor affiliated board members a cash retainer for their services as members of our board of directors. Our board members are reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.
The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-sponsor affiliated non-employee directors for services rendered to us during 2023.
Name	Fees earned or paid in cash ($)	Option Awards(1) ($)	Total ($)
Ursula Burns(2)	$50,000	$—	$50,000
Robert DeMichiei	$50,000	$—	$50,000
Michael Douglas(3)	$—	$—	$—
John Driscoll	$125,000	$—	$125,000
Priscilla Hung(4)	$—	$—	$—
Eric Liu	$—	$—	$—
Heidi G. Miller	$50,000	$—	$50,000
Paul Moskowitz	$—	$—	$—
Vivian E. Riefberg	$15,000	$474,446	$489,446

(1)
The amounts reported represent the aggregate grant-date fair value of the time-based vesting stock options awarded to Ms. Riefberg in 2023, calculated in accordance with Topic 718, utilizing the assumptions discussed in Note 16 of our financial statements included elsewhere in this prospectus. As of December 31, 2023, Mr. Driscoll held options to purchase 241,999 shares of our common stock; Ms. Miller and Mr. DeMichiei each held options to purchase 80,050 shares of our common stock; and Ms. Riefberg held options to purchase 24,200 shares of our common stock.

(2)
Ms. Burns stepped down from our board of directors in February 2024.

(3)
Mr. Douglas stepped down from our board of directors in April 2024.

(4)
Ms. Hung was appointed as a director in February 2024.

In connection with this offering, we expect to grant to each of our non-employee directors who is not employed by any of the Institutional Investors an IPO equity award of 8,695 restricted stock units under the 2024 Equity Incentive Plan. The restricted stock units will be granted upon the completion of this offering and will vest on the date of the first annual meeting of the Company’s stockholders following the date of grant, subject to the non-employee director’s continued service on our board of directors through such date.
Effective upon the consummation of this offering, we expect to adopt an annual compensation policy covering each of our non-employee directors. Under this policy, each of our non-employee directors who is not employed by any of the Institutional Investors will receive (i) an annual cash retainer fee of $50,000, payable in equal quarterly installments and (ii) an annual equity retainer of restricted stock units with an initial value of approximately $200,000. The restricted stock units will be granted on the date of our annual meeting of stockholders and will vest on the first anniversary of the date of grant or the business day immediately preceding the date of the following year’s annual meeting of stockholders, if earlier, subject to the non-employee director’s continued service on our board of directors through such date. In addition, the non-executive chair of the board will receive an additional $100,000 cash retainer, the chair and the members of the Audit Committee will receive an additional cash retainer of $25,000 and $15,000, respectively, the chair and the members of the Compensation Committee will receive an additional cash retainer of $20,000 and $10,000, respectively, and the Nominating and Corporate Governance Committee will receive an additional cash retainer of $15,000 and $5,000, respectively, each of which will be payable in equal quarterly installments.
Non-Employee Director Deferral Plan
Our Board of Directors will adopt a Non-Employee Director Deferral Plan prior to the completion of the offering. All directors who are not employees of the Company will be eligible to participate in the Non-Employee Director Deferral Plan.
Deferral elections. Under the terms of the Non-Employee Director Deferral Plan, our non-employee directors may elect to defer all or a portion of their annual cash compensation and/or all of the Company shares issued upon settlement of their annual restricted stock unit award, in each case, in 25% increments, in the form of deferred stock units credited to an account maintained by the Company. The number of deferred stock units credited in respect of annual cash compensation is determined by dividing the dollar amount of the deferred cash compensation by the fair market value of a share of the Company’s common stock on the date the cash compensation would otherwise have been paid to the director. Deferred stock units will be awarded from, and subject to the terms of, the 2024 Equity Incentive Plan.
Each deferred stock unit represents the right to receive a number of shares of our common stock equal to the number of deferred stock units initially credited to the director’s account plus the number of deferred stock units credited as a result of any dividend equivalent rights (to which deferred stock units initially credited to a director’s account are entitled).
Settlement of deferred stock units. Directors may elect that settlement of deferred stock units be made or commence on (i) the first business day in a year following the year for which the deferral is made, (ii) following termination of service on our board of directors or (iii) the earlier of (i) or (ii). Directors may elect that deferred stock units be settled in a single one-time distribution or in a series of up to 15 annual installments. In addition, deferred stock unit accounts will be settled upon a “change in control” (as defined in the 2024 Equity Incentive Plan) or upon a director’s death.
Administration; amendment and termination. Our Compensation Committee will administer the Non-Employee Director Deferral Plan. The Non-Employee Director Deferral Plan or any deferral may be amended, suspended, discontinued by our Compensation Committee at any time in the Compensation Committee’s discretion; provided that no amendment, suspension or discontinuance will reduce any director’s accrued benefit, except as required to comply with applicable law. Our Compensation Committee may terminate the Non-Employee Director Deferral Plan at any time, as long as the termination complies with applicable tax and other requirements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Registration rights agreement
We are party to a registration rights agreement with EQT, CPPIB, Bain, and certain equity holders, including members of management. We expect to amend and restate this registration rights agreement in connection with this offering.
The amended and restated registration rights agreement will contain provisions that entitle EQT, CPPIB, Bain, and the other stockholder parties thereto, including members of management, to certain rights to have their securities registered by us under the Securities Act. EQT will be entitled to an unlimited number of “demand” registrations and CPPIB and Bain will each be entitled to three “demand” registrations, subject to certain limitations. Certain stockholders will also be entitled to customary “piggyback” registration rights. In addition, the amended and restated registration rights agreement will provide that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.
Stockholders agreement
We intend to enter into the Stockholders Agreement with EQT, CPPIB, Bain, and certain equity holders, including members of management, in connection with this offering.
The Stockholders Agreement and our certificate of incorporation will provide that following the completion of this offering, our board of directors will consist of ten members. EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock, and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25% of our then-outstanding common stock. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock. EQT will have the right to designate the chairperson of our board of directors for so long as it beneficially owns at least 20% of our then-outstanding common stock, with the consent of CPPIB (not to be unreasonably withheld). For so long as CPPIB beneficially owns 10% or greater of our then-outstanding common stock, CPPIB will have the right to appoint one non-voting board observer, who will have the right to attend all meetings in a non-voting, observer capacity. In addition, our board of directors will be divided into three classes and serve staggered, three year terms until the second annual meeting of stockholders after the date on which EQT, CPPIB, and Bain collectively own less than 15% in voting power of the then-outstanding power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, after which the board will no longer be divided into three classes. Furthermore, if any representatives of EQT serve on any boards or committees of our subsidiaries, CPPIB and Bain will have an equivalent right such that the board of directors of such subsidiary or committee thereof reflects, to the maximum extent possible, the composition of our board of directors and its committees as required under the Stockholders Agreement.
Subject to applicable laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, the Stockholders Agreement and our certificate of incorporation will provide that for so long as EQT, CPPIB, and Bain collectively beneficially own 5% or greater of our then-outstanding common stock, (i) the Bain director nominee will be appointed to serve on the Audit Committee, (ii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Compensation Committee, and (iii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Nominating and Corporate Governance Committee.
Pursuant to the Stockholders Agreement, we will include the EQT, CPPIB, and Bain nominees on the slate that is included in our proxy statement relating to the election of directors of the class to which such persons belong, subject to the ownership thresholds described above. In addition, pursuant to the Stockholders Agreement,

EQT, CPPIB, and Bain will agree, severally and not jointly, with the Company to vote in favor of the Company slate that is included in our proxy statement.
In the event that an EQT, CPPIB, or Bain nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), EQT, CPPIB, or Bain, as applicable, will be entitled to appoint another nominee to fill the resulting vacancy.
First Lien Credit Facility
Affiliates of Bain and CPPIB are lenders under our First Lien Credit Facility. For the three months ended March 31, 2024, the largest aggregate amount of principal outstanding that was owed to Bain under the First Lien Credit Facility was $66.3 million, which bore interest at a rate of 4.0% per annum above the SOFR rate, and the Company paid $0.0 million in principal and $1.2 million in interest. For the year ended December 31, 2023, the largest aggregate amount of principal outstanding that was owed to Bain under the First Lien Credit Facility was $47.5 million, which, as of December 31, 2023, bore interest at a rate of 4.11% per annum above the SOFR rate, and the Company paid $0.8 million in principal and $4.9 million in interest. For the year ended December 31, 2022, the largest aggregate amount of principal outstanding that was owed to Bain under the First Lien Credit Facility was $60.2 million, which, as of December 31, 2022, bore interest at a rate of 4.00% per annum above the LIBOR rate, and the Company paid $0.6 million in principal and $3.5 million in interest. As of March 31, 2024, $66.3 million in aggregate principal amount of term loans under the First Lien Credit Facility that was owed to Bain remained outstanding.
For the three months ended March 31, 2024, the largest aggregate amount of principal outstanding that was owed to CPPIB under the First Lien Credit Facility was $17.7 million, which bore interest at a rate of 4.11% per annum above the SOFR rate, and the Company paid $17.7 million in principal and $0.2 million in interest. Following the refinancing of the First Lien Credit Facility in February 2024, CPPIB no longer holds any of the loans under the First Lien Credit Facility. For the year ended December 31, 2023, the largest aggregate amount of principal outstanding that was owed to CPPIB under the First Lien Credit Facility was $17.7 million, which, as of December 31, 2023, bore interest at a rate of 4.11% per annum above the SOFR rate, and the Company paid $0.4 million in principal and $2.7 million in interest. For the year ended December 31, 2022, the largest aggregate amount of principal outstanding that was owed to CPPIB under the First Lien Credit Facility was $49.0 million, which, as of December 31, 2022, bore interest at a rate of 4.00% per annum above the LIBOR rate, and the Company paid $0.4 million in principal and $2.8 million in interest. As of March 31, 2024, no principal amount of term loans under the First Lien Credit Facility existed that was owed to CPPIB.
Affiliates of Bain will receive their pro rata share of proceeds from this offering used to repay the First Lien Credit Facility.
Other related party transactions
We have entered into commercial transactions in the ordinary course of business with companies in which Bain and CPPIB have ownership interests:
•
We have entered into an operating lease agreement with Parkway Properties, under which we lease office space in Houston, Texas from Parkway Properties. CPPIB beneficially owns greater than 10% of Parkway Properties. We paid approximately $0.1 million, $0.3 million, and $0.2 million to Parkway Properties for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively.

•
Aveanna Healthcare, LLC, Surgery Partners Holdings LLC, Innovacare, and Athena Therapy are our clients to whom we provide software solutions. Bain beneficially owns greater than 10% of each of Aveanna Healthcare, LLC, Surgery Partners Holdings LLC, Innovacare, and Athena Therapy. We received approximately $0.1 million, $0.3 million, and $0.3 million from Aveanna Healthcare, LLC for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively. We received approximately $0.2 million, $ 0.8 million, and $0.8 million from Surgery Partners Holdings LLC for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively. We received approximately $0.1 million,

$0.2 million, and $0.2 million from Innovacare for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively. We received approximately $0.1 million, $0.1 million, and $0.1 million from Athena Therapy for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively.
•
Rocket Software is a vendor that provides us with software solutions. Bain beneficially owns greater than 10% of Rocket Software. We paid approximately $0.1 million, $0.4 million, and $0.4 million to Rocket Software for the three months ended March 31, 2024 and the years ended December 31, 2023 and 2022, respectively.

Directed share program
At our request, the underwriters have reserved 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees, certain individuals and entities identified by our directors and officers, and other individuals and entities affiliated with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers, and our existing significant stockholders. J.P. Morgan Securities LLC will administer our directed share program. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount set forth on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our common stock sold pursuant to the directed share program. See “Underwriting.”
Agreements with officers
We have entered into agreements with certain of our officers which are described in the section entitled “Executive compensation.”
Indemnification of directors and officers
We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding. Additionally, we will agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of capital stock—Limitations on liability and indemnification of officers and directors.”
Related persons transaction policy
Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that all “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our chief legal officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our chief legal officer will communicate that information to our board of directors or to a duly authorized committee thereof. Our related person policy will provide that no related person transaction entered into following the completion of this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It will be our policy that any directors interested in a related person transaction must recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL STOCKHOLDERS
The Institutional Investors and certain of our directors and officers currently hold their equity interests in the Company indirectly through their ownership of partnership interests of Derby TopCo, which owns all of the equity interests of the Company. In connection with this offering, we expect the Equity Distribution to be effected, following which EQT, CPPIB, Bain, and other equity holders, including members of management, will directly hold shares of common stock of the Company.
The following table contains information about the beneficial ownership of our common stock as of May 28, 2024, after giving effect to the Equity Distribution, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:
•
each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;

•
each named executive officer;

•
each of our directors; and

•
all of our directors and executive officers as a group.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on 121,659,634 shares of our outstanding common stock as of May 28, 2024.
Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.
For further information regarding material transactions between us and certain of our stockholders, see “Certain relationships and related party transactions.”
The table below excludes any purchases that may be made through our directed share program or otherwise in this offering, including any indications of interest. See “Underwriting.” Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Waystar Holding Corp., 1550 Digital Drive, #300, Lehi, Utah 84043.

					Shares beneficially owned after the offering
	Shares of our common stock beneficially owned prior to the offering		Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise of the underwriters’ option to purchase additional shares
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
Greater than 5% Stockholders
EQT Investor(1)	48,658,517	40.0%	48,658,517	29.2%	48,658,517	28.1%
CPPIB Investor(2)	37,209,454	30.6%	37,209,454	22.3%	37,209,454	21.5%
Bain Investors(3)	27,980,417	23.0%	27,980,417	16.8%	27,980,417	16.1%
Francisco Partners Investors(4)	6,478,921	5.3%	6,478,921	3.9%	6,478,921	3.7%
Named Executive Officers and Directors
Matthew J. Hawkins(5)	3,480,967	2.8%	3,480,967	2.0%	3,480,967	2.0%
Eric L. (Ric) Sinclair III(6)	452,581	*	452,581	*	452,581	*
T.Craig Bridge(7)	610,798	*	610,798	*	610,798	*
John Driscoll(8)	248,146	*	248,146	*	248,146	*
Samuel Blaichman(9)	—	—	—	—	—	—
Robert A. DeMichiei(10)	87,107	*	87,107	*	87,107	*
Priscilla Hung	—	—	—	—	—	—
Eric C. Liu(11)	—	—	—	—	—	—
Heidi G. Miller(12)	65,815	*	65,815	*	65,815	*
Paul G. Moskowitz(13)	—	—	—	—	—	—
Vivian E. Riefberg	—	—	—	—	—	—
All executive officers and directors as a group (16 persons)(14)	5,833,538	4.6%	5,833,538	3.4%	5,833,538	3.3%
* Less than 1%
(1) Consists of shares of common stock held directly by Derby LuxCo S.à r.l. (“Derby LuxCo”). Several investment vehicles collectively make up the fund known as “EQT VIII.” EQT VIII owns 100% of the membership interests in Derby LuxCo. EQT Fund Management S.à r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VIII. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Sara Huda, Magnus Sjöcrona, Leif Patrik Burnäs, Peter Veldman, and Joshua Stone. The registered address of EFMS and Derby LuxCo is 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.
(2) CPPIB, through its wholly-owned subsidiary CPP Investment Board Private Holdings (4) Inc., beneficially owns 37,209,454 shares of common stock. Investment and voting power with regard to shares held by CPP Investment Board Private Holdings (4) Inc. rests with CPPIB. John Graham is the President and Chief Executive Officer of CPPIB and, in such capacity, may be deemed to have voting and dispositive power with respect to the shares of common stock beneficially owned by CPPIB. Mr. Graham disclaims beneficial ownership over any such shares. The address of CPPIB is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.
(3) Consists of common stock held directly by BCPE Derby Investor, LP. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Partners XI, LP, which is the general partner of Bain Capital Fund XI, LP, which is the sole member of BCPE Derby GP, LLC, which is the general partner of BCPE Derby Investor, LP. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by BCPE Derby Investor, LP. Voting and investment decisions with respect to securities held by BCPE Derby Investor, LP are made by the Partners of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of BCPE Derby Investor, LP is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, MA 02116.
(4) Consists of shares of common stock owned directly by Francisco Partners III (Cayman), L.P. (the “Francisco Partners Fund”). Francisco Partners GP  III (Cayman), L.P. is the general partner of the Francisco Partners Fund. Francisco Partners GP III Management (Cayman), Ltd. is the general partner of Francisco Partners GP III (Cayman), L.P. Francisco Partners Management, L.P. serves as the investment manager for the Francisco Partners Fund. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of common stock held by the Francisco Partners Fund are made by an investment committee consisting of Dipanjan Deb, David Golob, Keith Geeslin, Ezra Perlman, and Megan Karlen, with no one member having the power to act alone to exercise such voting or dispositive power. Each of Francisco Partners Management, L.P., Francisco Partners GP III Management (Cayman), Ltd., and Francisco Partners GP III (Cayman), L.P. may be deemed to share voting and dispositive power over the shares of common stock held by the Francisco Partners Fund, but each disclaims beneficial ownership. In addition, each of the members of the investment committee disclaims beneficial ownership of any of the shares of common stock held by the Francisco Partners Fund. The address for each of the foregoing entities is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(5) Consists of 3,480,967 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.
(6) Consists of 452,581 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.

(7) Includes 558,967 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.
(8) Includes 177,218 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.
(9) The address of Mr. Blaichman is c/o CPPIB, One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.
(10) Includes 64,040 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.
(11) The address of Mr. Liu is c/o EQT Partners, 1114 Avenue of the Americas, 45th Floor, New York, New York 10036.
(12) Includes 48,030 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.
(13) The address of Mr. Moskowitz is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(14) Includes 5,648,458 shares issuable upon the exercise of options exercisable within 60 days following May 28, 2024.

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our amended and restated certificate of incorporation and our amended and restated bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect at or prior to the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and the applicable provisions of Delaware law. In this section, “we,” “us,” “our,” “the Company” and “our Company” refer to Waystar Holding Corp. and not to any of its subsidiaries and “Institutional Investors” refers to the investment funds of EQT, CPPIB, and Bain, in each case, so long as they own shares of common stock of our Company.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 2,500,000,000 shares of our common stock, $0.01 par value per share; and 100,000,000 shares of preferred stock, par value $0.01 per share. In connection with amending and restating our existing certificate of incorporation, all of our issued and outstanding Class A common stock will be reclassified as common stock, $0.01 par value per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common stock
Voting rights
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors.
Dividend rights
The holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend policy” for additional information.
Liquidation
In the event of our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.
Rights and preferences
Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Fully paid and non-assessable
All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences, and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred stock
Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the applicable stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•
the dates at which dividends, if any, will be payable;

•
the redemption rights and price or prices, if any, for shares of the series;

•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•
restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•
the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements, and availability, debt repayment obligations, capital expenditure needs, and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but unissued capital stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Director nomination rights
Our amended and restated certificate of incorporation will provide that following the completion of this offering, our board of directors will consist of not more than ten members and not less than the number of directors as is required to allow for the election of each director nominee as described below. EQT will have the right to nominate to our board of directors (i) two nominees for so long as EQT beneficially owns 25% or greater of our then-outstanding common stock, and (ii) one nominee for so long as EQT beneficially owns 5% or greater, but less than 25% of our then-outstanding common stock. CPPIB will have the right to nominate to our board of directors one nominee for so long as CPPIB beneficially owns 5% or greater of our then-outstanding common stock. Bain will have the right to nominate to our board of directors one nominee for so long as Bain beneficially owns 5% or greater of our then-outstanding common stock. In addition, we will cause the nomination of five independent director nominees as well as the nomination of the person who, as of the date of nomination, is then-serving as our Chief Executive Officer.
In addition, EQT will have the right to designate the chairperson of our board of directors for so long as it beneficially owns at least 20% of our then-outstanding common stock, with the consent of CPPIB (not to be unreasonably withheld).
Further, for so long as EQT, CPPIB, and Bain collectively beneficially own 5% or greater of our then-outstanding common stock, (i) the Bain director nominee will be appointed to serve on the Audit Committee, (ii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Compensation Committee, and (iii) the CPPIB director nominee and one EQT director nominee will be appointed to serve on the Nominating and Corporate Governance Committee, subject to certain exceptions.
Classified board of directors
Our amended and restated certificate of incorporation will provide that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms, with only one class of directors being elected at each annual meeting of stockholders. At the second annual meeting of stockholders after the date on which the Institutional Investors collectively own less than 15% in voting power of the then-outstanding power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors (the “Triggering Annual Meeting”), and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the Triggering Annual Meeting, our board of directors will no longer be classified under Section 141(d) of the DGCL and directors shall no longer be divided into three classes. As a result, prior to the Triggering Annual Meeting, approximately one-third of our board of directors will be elected each year. The classification of directors prior to the Triggering Annual Meeting will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors; however, if at any time the Institutional Investors collectively own at least 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors.
Business combinations
We will opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

•
the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, these provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. These provisions may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that each of the Institutional Investors, and any of their respective direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of these provisions.
Removal of directors; vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time commencing on the day on which the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors and ending immediately following the final adjournment of the Triggering Annual Meeting (such period, the “Protective Period”), directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted pursuant to the Stockholders Agreement, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation will provide that our board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when the Institutional Investors collectively beneficially own at least 40% of the voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, of the stockholders.
Notwithstanding the foregoing, EQT, CPPIB, or Bain, as applicable, shall have the exclusive right to remove their respective nominees from our board of directors, with or without cause. For so long as EQT, CPPIB, or Bain have the right to nominate their respective directors, the shares of common stock held by EQT, CPPIB, or Bain, as applicable, shall be the only shares entitled to vote on the removal without cause of any of their respective nominees, and the shares of common stock owned by any holders as of the record date for determining stockholders entitled to vote thereon shall have no voting rights on such matter.
No cumulative voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the then-outstanding shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special stockholder meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, at any time when the Institutional Investors beneficially own, in the aggregate, at least 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time by or at the direction of our board of directors or the chairman of our board of directors and shall be called by the secretary of our company at the request of at least two of the Institutional Investors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for advance notification of director nominations and stockholder proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made as provided in our amended and restated certificate of incorporation, the Stockholders Agreement or by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to the Institutional Investors and their affiliates for as long as the Stockholders Agreement to be entered into in connection with this offering remains in effect. These provisions may also deter, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when the Institutional Investors collectively beneficially own less than 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by consent.
Supermajority provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. Any amendment, alteration, rescission, or repeal, of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, change, addition, or repeal, except that during the Protective Period, any amendment, alteration, rescission, change, addition, or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that during the Protective Period, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding competition and corporate opportunities;

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the provisions regarding entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling annual or special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director or officer; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ derivative actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive forum
Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or the federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or stockholder of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any current or former director, officer, employee, or stockholder of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time) or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. These provisions shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and our stockholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation will contain the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. In particular, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Further, stockholders may not waive their rights under the Exchange Act, including their right to bring suit.
Conflicts of interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Institutional Investors or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Institutional Investors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on liability and indemnification of officers and directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. However, exculpation will not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Transfer agent and registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, LLC.
Listing
We have applied to have our common stock listed on Nasdaq under the symbol “WAY.”

SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk factors—Risks related to this offering and our common stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.”
Upon the consummation of this offering, we will have 166,659,634 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for shares held by our “affiliates” (as defined under Rule 144). The shares of common stock held by certain stockholders including EQT, CPPIB, and Bain and certain of our directors, officers, and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.
Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.
In addition, a total of 13,250,000 shares of our common stock has been reserved for issuance under (i) existing options awarded under our 2019 Stock Incentive Plan, (ii) our 2024 Equity Incentive Plan, and (iii) our 2024 Employee Stock Purchase Plan (each subject to adjustments for stock splits, stock dividends, and similar events), which will equal approximately 8.0% of the shares of our common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under (i) our 2019 Stock Incentive Plan, (ii) our 2024 Equity Incentive Plan, and (iii) our 2024 Employee Stock Purchase Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.
Rule 144
In general, under Rule 144, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately 1,666,596 shares immediately after this offering; or

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the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701, and complied with the requirements of Rule 701, will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.
Registration rights
For a description of rights that certain of our stockholders will have to require us to register the shares of our common stock they own, see “Certain relationships and related person transactions—Registration rights agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Lock-up agreements
In connection with this offering, we, our officers, directors, and our significant stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus (the “restricted period”) except with the prior written consent of the representatives of the underwriters. In addition, all stockholders who are party to the Stockholders Agreement are also subject to certain lock-up provisions during the restricted period.
Immediately following the consummation of this offering, stockholders subject to the foregoing lock-up agreements or transfer restrictions will hold 121,659,634 shares of our common stock, representing approximately 73.0% of our then outstanding shares of common stock, or approximately 70.2% if the underwriters exercise in full their option to purchase additional shares.
We have agreed not to issue, sell, or otherwise dispose of any shares of our common stock during the restricted period. We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options, issue shares of common stock in connection with certain acquisitions or business combinations, or an employee stock purchase plan and in certain other circumstances.
After this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock. This summary does not address the consequences relevant to pre-IPO owners. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and United States Treasury regulations, rulings, judicial decisions, and administrative pronouncements, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax considerations that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, the alternative minimum tax, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, in the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on disposition of common stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (1) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (2) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on disposition of common stock
Subject to the discussion of backup withholding and FATCA (as defined below) below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:
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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

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the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, the non-U.S. holder is not eligible for a treaty exemption, and either (1) our common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (2) the non-U.S. holder owned or is deemed to have owned at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Information reporting and backup withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional withholding requirements
Under Sections 1471 through 1474 of the Code (such sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (1) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding or (2) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed United States Treasury regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of shares
J.P. Morgan Securities LLC	11,181,818
Goldman Sachs & Co. LLC	11,181,818
Barclays Capital Inc.	11,181,818
William Blair & Company, L.L.C.	3,272,728
Evercore Group L.L.C.	2,454,545
BofA Securities, Inc.	2,045,455
RBC Capital Markets, LLC	1,636,364
Deutsche Bank Securities Inc.	818,182
Canaccord Genuity LLC	613,636
Raymond James & Associates, Inc.	613,636
Total	45,000,000
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.7095 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to purchase up to 6,750,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The cornerstone investors have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $225.0 million in shares of our common stock in this offering at the initial public offering price. The shares of common stock to be purchased by the cornerstone investors will not be subject to a lock-up agreement with the underwriters. Because these indications of interest are not binding agreements or commitments to purchase, the cornerstone investors may determine to purchase more, less, or no shares in this offering, or the underwriters may determine to sell more, less, or no shares to the cornerstone investors. The underwriters will receive the same discount on any of our shares of common stock purchased by the cornerstone investors as they will from any other shares of common stock sold to the public in this offering.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.1825 per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.
	Per share	Total without option to purchase additional shares exercise	Total with full option to purchase additional shares exercise
Public offering price	$21.5000	$967,500,000	$1,112,625,000
Underwriting discount	1.1825	53,212,500	61,194,375
Proceeds, before expenses, to us	$20.3175	$914,287,500	$1,051,430,625
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $11.0 million. We have agreed to reimburse the underwriters for certain of their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount up to $35,000. The underwriters have agreed to reimburse us for a certain portion of the expenses in connection with this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering, subject to certain exceptions.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the shares of our common stock to be issued and sold pursuant to the underwriting agreement, (ii) any grants of options or other equity awards or issuances of shares of our common stock upon the exercise of options or other equity awards, in each case, granted under the terms of an equity compensation plan as described in this prospectus, (iii) any filing by us of a registration statement on Form S-8 relating to any equity compensation plan or arrangement described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction, (iv) any shares of our common stock issued upon the exercise, conversion, or exchange of our securities outstanding as of the date of this prospectus and described in this prospectus, (v) up to 5.0% of the total number of outstanding shares of our common stock immediately following the issuance of the shares of our common stock to be issued and sold pursuant to the underwriting agreement, issued by us in connection with mergers, acquisitions, or commercial or strategic transactions (including, without limitation, entry into joint ventures, marketing, or distribution agreements or collaboration agreements or acquisitions of technology, assets, or intellectual property licenses), and (vi) confidential submission with the SEC or FINRA of any registration statement under the Securities Act; provided that in the case of clauses (ii) through (iv), we shall cause each recipient that is a member of our board of directors, one of our executive officers, or a beneficial holder of 5.0% or more of our fully diluted capital stock to execute a lock-up agreement for the restricted period subject to the terms and conditions summarized herein, if not already a party thereto; provided, further, that in the case of clause (v), we shall cause each recipient to execute a lock-up agreement for the restricted period.
Our directors and executive officers, and our significant stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed, or intended, or which could reasonably be expected, to lead to or result in a sale, disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including: (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes; (ii) by will or intestacy; (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member; (iv) to any immediate family member of the lock-up party; (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv); (vi) by operation of law; (vii) to us from a current or former employee of ours upon death, disability, or termination of employment of such employee or to us pursuant to any contractual arrangement that provides us with a right to purchase lock-up securities; (viii) if the lock-up party is not a natural person, to any (1) corporation, partnership, limited liability company, trust or other entity, in each case, that controls, or is controlled by or is under common control with, the lock-up party or its immediate family, or is otherwise a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or (2) investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or as part of a distribution, transfer or disposition by the lock-up party to its stockholders, partners, members or other equity holders; (ix) as part of a sale of lock-up securities acquired in open-market transactions after the completion of this offering or, in the case of certain employees, acquired in this offering; (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments; (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control in which the acquiring party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of persons becomes the beneficial owner of more than 50% of the total voting power of the voting stock of us following such transaction; provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (xii) in connection with any reclassification or conversion of our common stock; (xiii) to the lock-up party’s direct or indirect general partner or managing member or to certain officers, partners, or members thereof in connection with such general partner’s, managing member’s, officers’, partners’ or members’ donation to charitable organizations, educational institutions, family foundations or donor advised funds at sponsoring organizations; or (xiv) for Institutional Investors only, pursuant to the pledge, hypothecation or other granting of a security interest in lock-up securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such securities; provided, that prior to entering into the collateral agreement or similar agreement in connection with the loan, advance or extension of credit, each pledgee shall enter into a lock-up agreement to take effect in the event that the pledgee takes possession of such lock-up party’s lock-up securities as a result of a foreclosure, margin call or similar disposition; provided further, that the lock-up party shall provide each of the representatives with prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest or foreclosure; provided further that the aggregate amount of lock-up securities pledged as collateral pursuant to this clause during the restricted period shall not exceed 10% of the total number of shares of common stock beneficially owned by the applicable lock-up party; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants, granted pursuant to plans described in in this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; and (c) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act; provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
The representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to have our common stock approved for listing on Nasdaq under the symbol “WAY.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors, including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.
At our request, the underwriters have reserved 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to:
•
our directors, officers, and employees;

•
certain individuals and entities identified by our directors or officers; and

•
other certain individuals and entities affiliated with us.

The number of shares of our common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers, and our existing significant stockholders. J.P. Morgan Securities LLC will administer our directed share program. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount set forth on the cover page of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our common stock sold pursuant to the directed share program.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Certain of the underwriters and/or certain of their affiliates are lenders and/or agents under the Credit Facilities, and accordingly, are entitled to fees and expenses in connection therewith.
Selling restrictions outside the United States
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision and the following provision, the expression “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are, “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre (the “DIFC”)
This document relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in Australia
This prospectus:
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does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed, in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with the ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares or any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) of Hong Kong (the “SFO”) and any rules made thereunder or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii) where no consideration is or will be given for the transfer;
(iii) where the transfer is by operation of law;
(iv) as specified in Section 276(7) of the SFA; or
(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA product classification.   In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal matters
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP.
Experts
The consolidated financial statements of Waystar Holding Corp. as of December 31, 2023 and 2022, and for each of the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
Where you can find more information
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.waystar.com) under the heading “Investor Relations.” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common stockholders annual reports containing financial statements audited by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Waystar Holding Corp.:
Opinion on the Consolidated Financial Statements
We have audited the consolidated financial statements and the related notes (collectively, the consolidated financial statements) of Waystar Holding Corp. and subsidiaries (the Company) as listed in the accompanying index. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Louisville, Kentucky
March 1, 2024, except for the effects of the reverse stock split transaction described in Note 20, as to which the date is May 16, 2024, except for the effects of the amended reverse stock split transaction described in Note 14, Note 16, Note 18 and Note 20, as to which the date is May 28, 2024.

Waystar Holding Corp.
Consolidated Balance Sheets (in thousands, except for share
and per share data)
As of December 31, 2023 and December 31, 2022
	2023	2022
Assets
Current assets
Cash and cash equivalents	$35,580	$64,558
Restricted cash	9,848	8,078
Accounts receivable, net of allowance of $5,335 at December 31, 2023 and $4,477 at December 31, 2022	126,089	107,082
Income tax receivable	6,811	4,351
Prepaid expenses	13,296	8,504
Other current assets	30,426	25,326
Total current assets	222,050	217,899
Property, plant and equipment, net	61,259	55,856
Operating lease right-of-use assets, net	10,353	11,718
Intangible assets, net	1,186,936	1,326,542
Goodwill	3,030,013	3,009,558
Deferred costs	65,811	51,622
Other long-term assets	6,552	21,197
Total assets	$4,582,974	$4,694,392
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$45,484	$28,095
Accrued compensation	23,286	25,861
Aggregated funds payable	9,659	7,555
Other accrued expenses	10,923	8,042
Deferred revenue	10,935	9,902
Current portion of long-term debt	17,454	17,100
Related party current portion of long-term debt	529	883
Current portion of operating lease liabilities	4,398	4,025
Current portion of finance lease liabilities	821	749
Total current liabilities	123,489	102,212
Long-term liabilities
Deferred tax liability	174,480	240,760
Long-term debt, net, less current portion	2,134,920	2,099,533
Related party long-term debt, net, less current portion	64,758	108,375
Operating lease liabilities, net of current portion	14,278	17,706
Finance lease liabilities, net of current portion	12,194	13,015
Deferred revenue—LT	6,173	6,552
Other long-term liabilities	2,750	7
Total liabilities	2,533,042	2,588,160
Commitments and contingencies (Note 19)
Stockholders’ equity
Common stock $0.01 par value—227,000,000 shares authorized and 121,679,902 and 121,670,948 shares issued and outstanding at December 31, 2023 and 2022, respectively	1,217	1,217
Additional paid-in capital	2,234,688	2,225,618
Accumulated other comprehensive income (loss)	15,802	29,838
Accumulated deficit	(201,775)	(150,441)
Total stockholders’ equity	2,049,932	2,106,232
Total liabilities and stockholders’ equity	$4,582,974	$4,694,392
The accompanying notes are an integral part of these consolidated financial statements.

Waystar Holding Corp.
Consolidated statements of operations (in thousands, except for share and per share data)
For the years ended December 31, 2023 and December 31, 2022
	2023	2022
Revenue	$791,010	$704,874
Operating expenses
Cost of revenue (exclusive of depreciation and amortization expenses)	249,767	214,891
Sales and marketing	124,437	111,470
General and administrative	62,924	73,089
Research and development	35,332	32,807
Depreciation and amortization	176,467	183,167
Total operating expenses	648,927	615,424
Income from operations	142,083	89,450
Other expense
Interest expense, net	(198,309)	(148,967)
Related party interest expense	(7,608)	(6,358)
Loss before income taxes	(63,834)	(65,875)
Income tax benefit	(12,500)	(14,420)
Net loss	$(51,334)	$(51,455)
Net loss per share:
Basic	$(0.42)	$(0.42)
Diluted	$(0.42)	$(0.42)
Weighted-average shares outstanding:
Basic	121,675,430	121,684,771
Diluted	121,675,430	121,684,771
The accompanying notes are an integral part of these consolidated financial statements.

Waystar Holding Corp.
Consolidated statements of comprehensive loss (in thousands)
For the years ended December 31, 2023 and December 31, 2022
	2023	2022
Net loss	$(51,334)	$(51,455)
Other comprehensive income, before tax:
Interest rate swaps	(18,651)	40,204
Income tax effect:
Interest rate swaps	4,615	(9,877)
Other comprehensive income (loss), net of tax	(14,036)	30,327
Comprehensive income (loss), net of tax	$(65,370)	$(21,128)
(1) Amounts reclassified out of accumulated other comprehensive income (loss) into net interest expense included $31,386 and $5,244 for the year ended December 31, 2023 and 2022, respectively.
(2) The income tax effects of amounts reclassified out of accumulated other comprehensive income (loss) were ($7,620) and ($1,287) for the years ended December 31, 2023 and 2022, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Waystar Holding Corp.
Consolidated statements of changes in stockholders’ equity
(in thousands, except share data)
For the years ended December 31, 2023 and December 31, 2022
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount
Balances, December 31, 2021	121,714,347	$1,217	$2,219,423	$(489)	$(98,986)	2,121,165
Share-based compensation	—	—	8,003	—	—	8,003
Settlement of common stock options, net of stock option exercises	30,523	1	579	—	—	580
Repurchase of shares	(73,922)	(1)	(2,453)	—	—	(2,454)
Capital subscriptions	—	—	66	—	—	66
Net loss	—	—	—	—	(51,455)	(51,455)
Other comprehensive income	—	—	—	30,327	—	30,327
Balances, December 31, 2022	121,670,948	$1,217	$2,225,618	$29,838	$(150,441)	$2,106,232
Share-based compensation	—	—	8,848	—	—	8,848
Settlement of common stock options, net of stock option exercises	26,268	1	424	—	—	425
Repurchase of shares	(17,314)	(1)	(687)	—	—	(688)
Capital subscriptions	—	—	485	—	—	485
Net loss	—	—	—	—	(51,334)	(51,334)
Other comprehensive income	—	—	—	(14,036)	—	(14,036)
Balances, December 31, 2023	121,679,902	$1,217	$2,234,688	$15,802	$(201,775)	$2,049,932
The accompanying notes are an integral part of these consolidated financial statements.

Waystar Holding Corp.
Consolidated statements of cash flows (in thousands)
For the years ended December 31, 2023 and December 31, 2022
	2023	2022
Cash flows from operating activities
Net loss	$(51,334)	$(51,455)
Adjustments to reconcile net (loss) income to net cash
provided by operating activities
Depreciation and amortization	176,467	183,167
Share-based compensation	8,848	8,003
Provision for bad debt expense	2,419	2,518
Loss on disposal of assets	—	27
Loss on extinguishment of debt	393	1,079
Impairment loss	—	10,856
Deferred income taxes	(61,665)	(27,108)
Amortization of debt discount and issuance costs	10,471	10,260
Other	485	66
Changes in:
Accounts receivable	(16,714)	(17,372)
Income tax refundable	(2,459)	6,428
Prepaid expenses and other current assets	(9,705)	(570)
Deferred costs	(14,189)	(17,380)
Other long-term assets	(1,664)	(79)
Accounts payable and accrued expenses	11,920	(3,344)
Deferred revenue	(167)	(1,316)
Operating lease right-of-use assets and lease liabilities	(1,691)	(1,116)
Other long-term liabilities	45	(30)
Net cash provided by operating activities	51,460	102,634
Cash flows from investing activities
Acquisitions, net of cash and cash equivalents acquired	(40,000)	—
Purchase of property and equipment and capitalization of internally developed software costs	(21,517)	(17,433)
Net cash used in investing activities	(61,517)	(17,433)
Cash flows from financing activities
Payment to former shareholders	—	(2)
Change in aggregated funds liability	2,105	626
Repurchase of shares	(688)	(2,454)
Proceeds from exercise of common stock	425	649
Proceeds from issuances of debt	20,000	—
Payments on debt	(37,983)	(64,982)
Debt issuance costs	(219)	—
Cash settlement of stock options	—	(70)
Finance lease liabilities paid	(791)	(832)
Net cash used in financing activities	(17,151)	(67,065)
Increase in cash and cash equivalents during the period	(27,208)	18,136
Cash and cash equivalents and restricted cash—beginning of period	72,636	54,500
Cash and cash equivalents and restricted cash—end of period	$45,428	$72,636
Supplemental disclosures of cash flow information
Interest paid	$193,003	$144,317
Cash taxes paid (refunds received), net	51,449	5,574
Non-cash investing and financing activities
Fixed asset purchases in accounts payable	1,091	123
Reconciliation of Balance Sheet Cash Accounts to Cash Flow Statement
Balance sheet
Cash and cash equivalents	35,580	64,558
Restricted cash	9,848	8,078
Total	45,428	72,636
The accompanying notes are an integral part of these consolidated financial statements.

Waystar Holding Corp.
Notes to Consolidated Financial Statements
1. Business
Waystar Holding Corp. (“Waystar”, “we” or “our”) is a provider of mission-critical cloud technology to healthcare organizations. Our enterprise-grade platform transforms the complex and disparate processes comprising healthcare payments received by healthcare providers from payers and patients, from pre-service engagement through post-service remittance and reconciliation. Our platform enhances data integrity, eliminates manual tasks, and improves claim and billing accuracy, which results in better transparency, reduced labor costs, and faster, more accurate reimbursement and cash flow. The market for our solutions extends throughout the United States and includes Puerto Rico and other US Territories.
Risk and Uncertainties—We are subject to risks common to companies in similar industries, including, but not limited to, our operation in a highly competitive industry, our ability to retain our existing clients and attract new clients, our ability to establish and maintain strategic relationships, the growth and success of our clients and overall healthcare transaction volumes, consolidation in the healthcare industry, our selling cycle of variable length to secure new client agreements, our implementation cycle that is dependent on our clients’ timing and resources, our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes or evolving industry standards, the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures, the performance and reliability of internet, mobile, and other infrastructure, the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions, impact of government regulations on our market, and our reliance on certain third-party vendors and providers.
On occasion, we enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The terms of these indemnification agreements are generally perpetual any time after the execution of the agreement. The maximum potential future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in the future but have not yet been made. Historically, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.
We have entered into agreements with our directors or officers that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from their willful misconduct.
No liability associated with such indemnifications was recorded as of December 31, 2023 and 2022.
2. Summary of significant accounting policies
Basis of financial statement presentation
The financial statements include the consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of changes in stockholders’ equity, and statements of cash flows of Waystar and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Emerging growth company status
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Segment information
Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. We define the term “chief operating decision maker” to be our Chief Executive Officer. Our Chief Executive Officer reviews the financial information presented on an entire company basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reportable operating segment. Since we operate in one operating segment, all required financial segment information can be found in the financial statements.
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but are not limited to: (1) revenue recognition, including estimated expected customer life; (2) recoverability of accounts receivable and taxes receivable; (3) impairment assessment of goodwill and long-lived intangible assets; (4) fair value of intangibles acquired in business combinations; (5) litigation reserves; (6) depreciation and amortization; (7) fair value of stock options issued to employees and assumed as part of business combinations; (8) fair value of interest rate swaps; and (9) leases, including incremental borrowing rate. Future events and their effects cannot be predicted with certainty, and accordingly, accounting estimates require the exercise of judgment. We evaluate and update assumptions and estimates on an ongoing basis and may employ outside experts to assist in evaluations. Actual results could differ from the estimates used.
Principles of consolidation
The accompanying consolidated financial statements include the accounts of Waystar Holding Corp. and its subsidiaries. All material intercompany balances and transactions have been eliminated.
Revenue recognition
We derive revenue primarily from providing access to our solutions for use in the healthcare industry and in doing so generate two types of revenue: (i) subscription revenue and (ii) volume-based revenue, which account for 99% of total revenue for all periods presented. We also derive revenue from implementation fees for our software, as well as hardware sales to facilitate patient payments.
We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), through the following five steps:
•
identification of the contract, or contracts, with a client;

•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, we satisfy a performance obligation

Our customers, referred to as clients elsewhere in this prospectus, represent healthcare providers across all types of care settings, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems.

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The length of our contracts vary but are typically two to three years and generally renew automatically for successive one-year terms. Our revenue is reported net of applicable sales and use tax and is recognized as, or when, control of these services or products are transferred to clients, in an amount that reflects the consideration we expect to be entitled to in exchange for the contract’s performance obligations.
Revenue from our subscription services as well as from our volume-based services represents a single promise to provide continuous access (i.e., a stand-ready obligation) to our software solutions in the form of a service. Our software products are made available to our clients via a cloud-based, hosted platform where our clients do not have the right or practical ability to take possession of the software. As each day of providing access to the software solutions is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services.
Revenue from our subscription services is recognized over time on a ratable basis over the contract term beginning on the date that the service is made available to the client. Volume-based services are priced based on transaction, dollar volume or provider count in a given period. Given the nature of the promise is based on unknown quantities or outcomes of services to be performed over the contract term, the volume-based fee is determined to be variable consideration. The volume-based transaction fees are recognized each day using a time-elapsed output method based on the volume or transaction count at the time the clients’ transactions are processed.
Our other services are generally related to implementation activities across all solutions and hardware sales to facilitate patient payments. Implementation services are not considered performance obligations as they do not provide a distinct service to clients without the use of our software solutions. As such, implementation fees related to our solutions are billed upfront and recognized ratably over the contract term. Implementation fees and hardware sales represent less than 1% of total revenue for all periods presented.
Our contracts with clients typically include various combinations of our software solutions. Determining whether such software solutions are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Specifically, judgment is required to determine whether access to the Company’s SaaS solutions is distinct from other services and solutions included in an arrangement.
We follow the requirements of ASC 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue presentations for our performance obligations in the contract with a client. Revenue recorded where we act in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded where we act in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.
The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the client or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the majority of our contracts, we are considered the principal in the transaction with the client and recognize revenue gross of any related channel partner fees or costs. We have certain agency arrangements where third parties control the goods or services provided to a client and we recognize revenue net of any fees owed to these third parties.
Payment terms and conditions vary by contract type, although our standard payment terms generally require payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of payment, we have determined our contracts do not generally include a significant financing component. The primary purpose of our invoicing terms is to provide clients with simplified and predictable ways of purchasing our products and services, not to receive financing from our clients or to provide clients with financing.

Contract costs
Incremental costs of obtaining a contract
Incremental costs of obtaining a contract primarily include commissions paid to our internal sales personnel. We consider all such commissions to be both incremental and recoverable since they are only paid when a contract is secured. These capitalized costs are amortized on a straight-line basis over the expected period of benefit, which is determined based on the average customer life, which includes anticipated renewals of contracts. As of December 31, 2023, and 2022, the total unamortized costs reported as deferred costs on our balance sheet amounted to $22.8 million and $18.8 million, respectively, for internal sales commissions. For the years ended December 31, 2023 and 2022, amortization related to the sales commission asset was $7.6 million and $4.9 million, respectively, and is included in sales and marketing in our consolidated statements of operations.
Costs to fulfill a contract
We capitalize costs incurred to fulfill contracts that i) relate directly to the contract, ii) are expected to generate resources that will be used to satisfy performance obligations under the contract, and iii) are expected to be recovered through revenue generated under the contract. Costs incurred to implement clients on our solutions (e.g., direct labor) are capitalized and amortized on a straight-line basis over the estimated customer life if we expect to recover those costs. As of December 31, 2023, and 2022, the total unamortized costs reported as deferred costs on our balance sheet amounted to $43.0 million and $32.8 million, respectively, for fulfillment costs. For the years ended December 31, 2023 and 2022, amortization related to the fulfillment cost asset was $8.8 million and $5.8 million, respectively, and is included in the costs of revenue in our consolidated statements of operations.
There were no impairment losses relating to deferred costs during the fiscal years ended December 31, 2023 and 2022.
Channel partners
We account for fees paid to channel partners within sales and marketing expenses in the accompanying statement of operations. For the years ended December 31, 2023 and 2022, we recorded fees to channel partners of $52.3 million and $46.0 million, respectively. As we are primarily responsible for contracting with and fulfilling contracts for the end user, we record revenue gross of related channel partner fees.
Cash and cash equivalents
We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. We maintain our cash in bank deposit accounts, which, at times, may exceed federally insured limits. We have not experienced any credit losses in such accounts.
Restricted cash
For a fee, we provide lockbox solutions through a banking institution to certain clients. When participating customers’ cash is received from their clients or patients, it is deposited in a lockbox account owned by us and is contractually required to be disbursed to the participating clients the following day. Any funds residing in these accounts are categorized as restricted cash.
Our restricted cash balance also consists of cash collected on behalf of healthcare providers from patients that has yet to be remitted to the providers. There is also an associated liability corresponding to cash held for others.
Accounts receivable
Accounts receivable are primarily generated from billings related to our cloud-based technology and do not bear interest. Unbilled accounts receivable arise when services have been rendered for which revenue has been recognized but the customers have not been billed. Substantially all accounts receivable are from companies in the healthcare service industry. Accounts receivable are net of an allowance for doubtful accounts and are considered past due when they are outstanding beyond agreement terms. We estimate the allowance for doubtful accounts based primarily on an analysis of historical collections experience, review of accounts receivable aging schedules, and specific identification of individual clients management believes to be at risk. If additional amounts become uncollectible, they will be charged to operations when that determination is made. Accounts receivable are written off against the allowance for doubtful accounts once all collection efforts have been exhausted, and recovery is deemed remote. If amounts previously written off are collected, they will be included as a deduction in general and administrative expense when received. Credit is extended based on historical experience with similar clients. Generally, collateral is not required.
Changes in the allowance for doubtful accounts are as follows (in thousands):
	December 31,
	2023	2022
Beginning balance	$(4,477)	$(3,713)
Provision for losses on receivables	(2,419)	(2,518)
Write-offs	2,166	2,237
Recoveries	(605)	(483)
Ending Balance	$(5,335)	$(4,477)
Property and equipment
Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method for financial reporting purposes at rates based on the estimated useful lives and pattern of usage of the assets. The estimated useful lives of the assets are 5 years for computer hardware and office equipment, 7 years for furniture and fixtures, and 40 years for buildings. Purchased computer software is depreciated over the estimated useful life of 3–5 years. Leasehold improvements are amortized over the life of the lease or their estimated useful lives, whichever is shorter. We evaluate the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.
Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Refer to Note 6 for more information on property and equipment.
Software licenses and maintenance contracts
Software licenses and prepaid software maintenance contracts are accounted for as prepaid expenses and are amortized over the related service period, which is typically twelve months or less. In instances where contracts exceed twelve months, a portion of the contract is recorded as other long-term assets. At December 31, 2023 and 2022, total unamortized costs of $5.5 million and $4.0 million, respectively, were included in prepaid expenses. At December 31, 2023 and 2022, total unamortized costs of $0.3 million and $0.3 million, respectively, were included in other long-term assets.
Long-Lived Assets
Long-lived assets are amortized over their useful lives. We evaluate the remaining useful life of long-lived assets periodically to determine if events or changes in circumstances warrant a revision to the remaining period of amortization. The carrying amounts of these assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We measure the recoverability of these assets by comparing the carrying amount of the asset group to the future undiscounted cash flows the assets are expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the asset groups, then the carrying amount of such assets is reduced to fair value. Refer to Notes 6, 7, and 8 for more information on long-lived assets.

Goodwill
We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.
We account for goodwill under the provisions of Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. Goodwill is not amortized but is evaluated for impairment annually on October 1st or whenever there is an impairment indicator. There was no impairment to goodwill for the years ended December 31, 2023 and 2022. Refer to Note 7 for more information on goodwill.
Deferred offering costs
We capitalize within other assets certain legal, accounting and other third-party fees that are directly related to our in-process equity financings, including the planned initial public offering, until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. As of December 31, 2023, deferred offering costs capitalized was $5.4 million. There were no deferred offering costs capitalized as of December 31, 2022.
Capitalized software development costs
We capitalize internal-use software costs under the provisions of ASC 350 which includes costs incurred in connection with the development of new software solutions and enhancements to existing software solutions that are expected to result in increased functionality. The costs incurred in the preliminary stages of development are expensed as incurred. Once the software has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is complete and available for general release. Capitalized software development costs are recorded in property and equipment and are amortized on a straight-line basis over their estimated useful life of two years. We evaluate the useful lives of these assets and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments of capitalized software development costs for the years ended December 31, 2023 and 2022.
Research and development costs
Research and development (“R&D”) costs consist primarily of personnel and related expenses for employees engaged in research and development activities as well as third-party fees. All such costs are expensed as incurred, except for capitalized software development costs.
Debt issuance costs
Debt issuance costs, net of amortization, are reflected on our balance sheet as a direct reduction in the carrying amount of our long-term debt. In addition, debt issuance costs, net of amortization, related to our revolver debt are included in other assets. Debt issuance costs include direct financing fees, bank origination fees, amendment fees, legal and other fees incurred in obtaining long-term debt. Debt issuance costs are amortized over the respective term of the debt instruments using the effective interest method, and amortization charges are included in interest expense.
Derivative instruments
We hold one interest rate swap maturing on October 31, 2024, one interest rate swap maturing on January 31, 2026 and held two interest rate swaps that matured on November 30, 2022 designated as cash flow hedges to a portion of our outstanding debt. At inception and on an ongoing basis, we assess whether our swaps qualify for hedge accounting. These interest rate swaps have been deemed highly effective under ASC 815 so they meet the hedge accounting treatment criteria and qualify for hedge accounting. The swaps have been recorded on the balance sheet at fair value as either assets or liabilities and any changes to the fair value are recorded through accumulated other comprehensive income and reclassified into interest expense in the same period in which the hedged transaction is recognized in earnings. Cash flows from interest rate swaps are reported in the same category as the cash flows from the items being hedged.
Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:
•
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets and liabilities in active markets.

•
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

•
Level 3—Unobservable inputs which are supported by little or no market activity.

As of December 31, 2023 and 2022, the carrying value of cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current assets and liabilities approximates fair value due to the short maturities of these instruments. Swaps are Level 2 instruments whose fair value is derived from discounted cash flows adjusted for nonperformance risk.
Stock-based compensation
We measure and recognize compensation expense for all stock-based payment awards made to employees and members of the board of directors based on estimated fair values and when vesting criteria is assessed as probable of being achieved. We utilize the straight-line vesting method to recognize compensation expense for all service-based payment awards. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statement of operations. Such expense consists of stock-based compensation expense related to stock option grants to employees and directors. See Note 16 for additional information.
We estimate the fair value of service condition stock-based payment awards on the date of grant using the Black-Scholes option pricing model (“Black-Scholes”). We estimate the fair value of the performance condition stock-based payment awards that include a market condition on the date of grant using the Monte Carlo pricing model. We account for forfeitures as they occur. Our determination of fair value is affected by an estimate of our stock value as well as assumptions regarding several highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and the expected term of the awards. We estimate expected stock price volatility using historical data of a peer group of public companies.
Advertising costs
We expense advertising costs as incurred. Advertising expense amounted to approximately $10.5 million and $10.9 million for the years ended December 31, 2023 and 2022, respectively.
Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Any change in the valuation allowance is charged to income tax expense in the period such determination was made. Deferred tax balances are presented as noncurrent liabilities. See Note 9 for additional information.
We evaluate tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized.
Interest and penalties on material uncertain tax positions are classified as interest expense and operating expense, respectively.
Loss contingencies
In accordance with ASC 450, Contingencies, estimated losses from contingencies are accrued when both of the following conditions are met: (1) it is probable a loss has been incurred; and (2) the amount of loss can be reasonably estimated. Any legal fees are recognized as incurred.
Revision of previously issued financial statements
In preparing fiscal year 2023 financial statements, we identified an error in our 2022 consolidated financial statements consisting of an understatement of deferred tax liabilities of $7.8 million, and overstatement of income tax benefit of $7.4 million and overstatement of other comprehensive loss of $0.4 million. We have concluded the error is not material to our fiscal year 2022 financial statements and have corrected the error in the consolidated financial statements as of and for the year ended December 31, 2022 as well as the related disclosure in Note 9—Income Taxes. There was no impact to our total operating, investing or financing cash flows as presented in the consolidated statement of cash flows for the year ended December 31, 2022.
Recently issued accounting pronouncements
In July 2023, the FASB issued ASU 2023-03 to amend various SEC paragraphs in the Accounting Standards Codification to primarily reflect the issuance of SEC Staff Accounting Bulletin No. 120. ASU No. 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement — Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation — Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 — General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.” ASU 2023-03 amends the ASC for SEC updates pursuant to SEC Staff Accounting Bulletin No. 120; SEC Staff Announcement at the March 24, 2022 Emerging Issues Task Force Meeting; and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 — General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. These updates were immediately effective and did not have a significant impact on our financial statements.
In March 2020, the FASB issued ASU No. 2020-04, as amended by ASU No. 2021-01, which created Topic 848—Reference Rate Reform. ASU No. 2020-04 contains optional practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts which may be elected over time as activities occur. In December 2022, the FASB issued ASU 2022-06, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. An entity may elect to apply the amendments for contract modifications as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Topic 848 allows for different elections to be made at different points in time.

As a result of amendments to the First Lien Credit Agreement and Second Lien Credit Agreement in June 2023, pursuant to which LIBOR benchmark provisions were removed and replaced with Term Secured Overnight Financing Rate (“SOFR”) benchmark provisions, we elected to apply the optional expedients under Topic 848 to eligible debt and hedging relationships. This change from LIBOR to SOFR benchmark provisions did not have a material impact on our consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This amendment requires measurement and recognition of expected versus incurred losses for financial assets held. The amendment is effective for us for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We adopted the requirements of ASU 2016-13 as of January 1, 2023 on a modified retrospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements.
In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-08, “Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires that at the acquisition date, an acquirer should account for the related revenue contracts in accordance with ASC Topic 606,“Revenue from Contracts with Customers” (“Topic 606”), as if it had originated the contracts. Generally, this results in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements if the acquiree prepared financial statements in accordance with U. S. GAAP. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the ASU is permitted. The Company early adopted ASU 2021-08 using a prospective approach and has carried over the contract assets and liabilities from the 2023 business acquisitions into the Company’s consolidated financial statements as of December 31, 2023. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. For public business entities, the ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We are currently evaluating the effect of the adoption of this amendment on our consolidated financial statements.
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting-Improvements to Reportable Segment Disclosures.” The standard is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. For public business entities, the ASU will be effective for annual periods beginning after December 15, 2023. The guidance will be applied retrospectively unless it is impracticable to do so. Early adoption is permitted. We are currently evaluating the effect of the adoption of this amendment on our consolidated financial statements.
3. Revenue recognition
Disaggregation of revenue
The following table presents revenues disaggregated by revenue type and the timing of revenue recognition (in thousands):

		Year ended December 31,
	Recognition	2023	2022
Subscription revenue	Over time	$401,013	$366,717
Volume-based revenue	Over time	386,276	335,452
Implementation services and other revenue	Various	3,721	2,705
Total revenues		$791,010	$704,874
Contract liabilities
We derive our revenue from contracts with clients primarily through subscription fees and volume-based fees. Our payment terms with the client generally comprise an initial payment for implementation services, which includes client enrollment and the setup of contracted solutions on our platform. These implementation fees are due upon contract execution. Additionally, subscription fees are earned on an ongoing basis, which are invoiced monthly.
Client payments received in advance of fulfilling the corresponding performance obligations are recorded as contract liabilities. Implementation fees are recognized over the customer life, with any unrecognized amounts deferred as contract liabilities. These amounts are reported as deferred revenue on our consolidated balance sheet.
The following table presents activity impacting deferred revenue balances (in thousands):
	December 31,
	2023	2022
Beginning balance	$16,454	$17,771
Revenue recognized	(9,900)	(11,701)
Additional amounts deferred	10,554	10,384
Ending balance	$17,108	$16,454
Transaction price allocated to remaining performance obligations
At December 31, 2023, the transaction price related to unsatisfied performance obligations that are expected to be recognized for the next 12 months and greater than 12 months was $23.8 million and $14.8 million, respectively.
The transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) for executed contracts does not include revenue related to performance obligations that are part of a contract with an original expected duration of one year or less. Additionally, the balance does not include variable consideration that is allocated entirely to wholly unsatisfied promises that form part of a single performance obligation comprised of a series of distinct daily services.
Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations and changes in the timing and scope of contracts, arising from contract modifications.
4. Fair value measurements and disclosures
The following table presents the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis (in thousands):
	Balance Sheet Classification	Carrying value	Level 1	Level 2	Level 3
December 31, 2023
Financial assets:
Interest rate swaps	Other current assets	$23,350	$—	$23,350	$—

	Balance Sheet Classification	Carrying value	Level 1	Level 2	Level 3
Financial liabilities:
Interest rate swaps	Other long-term liabilities	$2,472	$—	$2,472	$—
December 31, 2022
Financial assets:
Interest rate swaps	Other current assets; other long-term assets	$39,529	$—	$39,529	$—
The fair values of our interest rate swaps are based on the sum of all future net present value cash flows. The future cash flows are derived based on the terms of our interest rate swaps, as well as considering published discount factors, and projected SOFR. The fair value of long-term debt was determined using the present value of future cash flows based on the borrowing rates currently available for debt with similar terms and maturities. The carrying value of our first lien term loan facility was $1,730.8 million and $1,748.8 million compared to a fair value of $1,735.1 million and $1,716.0 million at December 31, 2023 and 2022, respectively. The carrying value of our second lien term loan facility approximated fair value at December 31, 2023 and 2022. There were no transfers in or out of Level 3 during years ended December 31, 2023 and 2022.
5. Acquisitions
HealthPay24 acquisition
On August 3, 2023, we completed the acquisition of all issued and outstanding membership interest of HealthPay24, which offers patient engagement and payment solutions. We accounted for the acquisition as a business combination using the acquisition method of accounting. The total consideration paid was allocated to the net tangible and identifiable intangible assets acquired based on their fair values at the acquisition date. The excess consideration paid over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. Goodwill for the acquisition primarily represents future customer relationships. The goodwill is not deductible for tax purposes. We have included the financial results of HealthPay24 in the consolidated financial statements subsequent to the date of acquisition. Pro forma results, including the acquired business since the beginning of fiscal 2023, would not be materially different than the reported results. Revenue and net earnings since the completion of the acquisition were immaterial.
The acquisition date fair value of the consideration paid for HealthPay24 was $31.4 million which consisted of the following (in thousands):
Initial cash consideration	$31,374
Total	$31,374

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the acquisition date (in thousands):
Cash and cash equivalents	$1,374
Accounts receivable	1,772
Prepaid and other current assets	255
Other assets	229
Customer relationships	14,500
Developed technology	800
Tradenames and trademarks	400
Goodwill	13,935
Total acquired assets	$33,265
Other current liabilities	845
Deferred revenue	821
Other liabilities	225
Total acquired liabilities	$1,891
Total net assets acquired	$31,374
The fair values of the tangible assets were determined primarily using the income approach. The fair values of the acquired identifiable intangible assets were determined using Level 3 inputs such as discounted cash flows which are not observable in the market. Intangible assets acquired from the acquisition include customer relationships, developed technologies, and trade names and trademarks which are all amortized on a straight-line basis approximating the use of the assets. The useful lives of the acquired identifiable intangible assets are 19 years for customer relationships, 8 years for developed technology, and 2 years for trade names and trademarks. The weighted-average remaining useful life for all acquired intangibles is 12.1 years.
Total acquisition costs of $0.9 million were expensed as incurred and recorded in general and administrative expense in the statement of operations.
Olive AI acquisition
On October 31, 2023, we acquired certain assets of Olive AI, Inc.’s Clearinghouse and Patient Access businesses for total consideration of $10 million. We accounted for the Olive AI acquisition as a business combination using the acquisition method of accounting. As part of the acquisition, we recognized total intangible assets of $10.6 million, including goodwill of $6.5 million.

6. Property and equipment, net
The balances of the major classes of property and equipment are as follows (in thousands):
	December 31
	2023	2022
Building	$19,653	$19,653
Computer hardware	35,006	30,289
Capitalized internal-use software	25,567	15,692
Purchased computer software	22,079	20,133
Furniture and fixtures	2,980	2,594
Office equipment	211	196
Leasehold improvements	8,255	7,826
Capital lease asset	2,994	2,994
Construction in progress	15	15
Internal-use software in progress	13,626	8,529
	130,386	107,921
Accumulated depreciation	(69,127)	(52,065)
	$61,259	$55,856
Depreciation of fixed assets, including the amortization of capitalized software, for the years ended December 31, 2023 and 2022 was $17.1 million and $15.7 million, respectively.
We capitalized $15.0 million and $10.9 million in software development costs for the years ended December 31, 2023 and 2022, respectively. Amortization of capitalized software was $6.8 million and $5.6 million for the years ended December 31, 2023 and 2022, respectively. The net book value of capitalized software development costs was $23.4 million and $15.3 million as of December 31, 2023 and 2022, respectively.
There were no impairments of property and equipment for the year ended December 31, 2023. For the year ended December 31, 2022, we recorded impairment expense of $4.6 million related to leasehold improvements at closed office locations as general and administrative expense in our consolidated statement of operations.
7. Goodwill and other intangible assets
The following table details the cost basis changes in the carrying amount of goodwill (in thousands):
Balance as of December 31, 2021	$3,009,769
Decreases due to measurement period adjustments related to prior year acquisitions	(211)
Balance as of December 31, 2022	3,009,558
Goodwill recorded in connection with acquisition (Note 5)	20,455
Balance as of December 31, 2023	$3,030,013

Amortization for definite-lived intangible assets is as follows (in thousands, except useful life):
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life
As of December 31, 2023
Customer relationships	$1,429,400	$(345,848)	$1,083,552	12.3
Purchased developed technology	301,100	(221,558)	79,542	3.0
Tradenames and trademarks	40,700	(16,857)	23,842	6.0
Total	$1,771,200	$(584,263)	$1,186,936
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life
As of December 31, 2022
Customer relationships	$1,412,100	$(251,797)	$1,160,303	13.0
Purchased developed technology	299,400	(165,117)	134,283	3.3
Tradenames and trademarks	54,800	(22,844)	31,956	5.9
Total	$1,766,300	$(439,758)	$1,326,542
Amortization expense was $159.4 million and $167.5 million for the years ended December 31, 2023 and 2022, respectively.
Estimated future amortization expense is as follows (in thousands):
Year Ending December 31,
2024	$147,888
2025	110,093
2026	103,831
2027	103,831
2028	103,831
Thereafter	617,462
Total	$1,186,936

8. Leases
We determine whether a contract is or contains a lease at inception. At the lease commencement date, we record a liability for the lease obligation and a corresponding asset representing the right to use the underlying asset over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and are recognized in expense using a straight-line basis for all asset classes. Variable lease payments are expensed as incurred, which primarily include maintenance costs, services provided by the lessor, and other charges reimbursed to the lessor.
We lease office space and data center facilities with remaining lease terms ranging from one year to 10 years, some of which contain renewal options. The exercise of these options is at our sole discretion.
Certain of our leases contain lease and non-lease components. For leases held on or after January 1, 2022, we have elected the practical expedient under ASC 842-10-15-37 for all asset classes which allows companies to account for lease and non-lease components as a single lease component.
Our leases do not contain an implicit rate of return; therefore, an incremental borrowing rate was determined. We assessed which rate would be most reflective of a reasonable rate we would be able to borrow based on credit rating and lease term.
Finance lease right-of-use assets of $16.0 million and $17.6 million as of December 31, 2023 and December 31, 2022, respectively, are included in property and equipment, net on the consolidated balance sheet.
The following table presents components of lease expense for the year ended December 31, 2023 and 2022 (in thousands):
	Year ended December 31,
	2023	2022
Finance lease cost
Amortization of right-of-use assets	$1,586	$1,586
Interest on lease liabilities	797	843
Operating lease cost	3,780	3,554
Variable lease cost	360	1,020
Short-term lease	781	1,795
Total lease cost	$7,304	$8,798
Maturities of lease liabilities as of December 31, 2023 are as follows (in thousands):
	Operating leases	Finance leases
2024	$5,151	$1,572
2025	4,898	1,604
2026	4,246	1,641
2027	2,004	1,678
2028	1,845	1,714
Thereafter	2,764	9,309
Total future minimum lease payments	20,908	17,518
Less: Interest	2,232	4,503
Total	$18,676	$13,015
Supplemental cash flow information related to leases for the year ended December 31, 2023 and 2022 are as follows (in thousands):

	Year ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$5,400	$4,671
Financing cash flows for financing leases	1,547	1,547
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$2,284	$875
Supplemental balance sheet information related to leases as of December 31, 2023 and 2022 are as follows:
	Year ended December 31,
	2023	2022
Weighted average remaining lease term (years):
Operating leases	4.9	5.8
Financing leases	10.1	11.1
Weighted average discount rate:
Operating leases	4.4	4.2
Financing leases	5.9	5.9
For the year ended December 31, 2023, we recorded no impairment expense related to right-of-use assets at closed office space. For the year ended December 31, 2022, we recorded impairment expense of $6.2 million related to right-of-use assets at closed office space as general and administrative expense in our consolidated statement of operations.
9. Income taxes
The provision for income taxes consisted of the following for the years ended December 31, 2023 and 2022 (in thousands):
	2023	2022
Current tax expense:
Federal	$36,277	$3,388
State	12,888	9,300
Total current tax expense	49,165	12,688
Provision for uncertain tax positions
Deferred tax (benefit):
Federal	(53,382)	(21,978)
State	(8,283)	(5,130)
Total deferred tax benefit	(61,665)	(27,108)
Income tax benefit	$(12,500)	$(14,420)

The reconciliation between the statutory income tax rate and the effective income tax rate for the years ended December 31, 2023 and 2022 are as follows:
	2023	2022
Statutory rate	21%	21%
State income tax, net of federal tax effect	-3%	-3%
Tax credits	4%	7%
Change in uncertain tax liability	-1%	-2%
Other	-1%	-1%
Effective tax rate	20%	22%
The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are as follows (in thousands):
	2023	2022
Deferred tax assets:
State tax credits	$827	$869
Federal tax credits	—	7,007
Accrued bonus	3,535	3,676
Stock based compensation	7,252	5,178
Accrued revenue, expenses, deferrals and other	—	2,219
Interest expense	91,265	61,494
Other	2,171	1,637
Capitalized R&D costs	20,604	10,823
Lease Liability	4,632	5,373
Software development costs	526	—
Net operating loss	15,848	17,838
Valuation allowance	(197)	(197)
Total deferred tax assets	146,463	115,917
Deferred tax liabilities:
Depreciation of property and equipment	5,366	6,218
Software development costs	—	1,140
Transaction costs	15	—
Amortization	289,269	323,409
Other prepaid expenses	1,905	914
ROU Asset	2,561	2,892
Accrued revenue, expenses, deferrals and other	268	—
Deferred rent	96	—
Interest rate swap	5,069	9,634
Other	16,394	12,470
Total deferred liabilities	320,943	356,677
Net deferred tax liability	$(174,480)	$(240,760)

The following is a reconciliation of beginning and ending unrecognized tax benefits, including associated interest and penalties for the years ended December 31, 2023 and 2022 (in thousands):
	2023	2022
Beginning balance	$2,814	$1,906
Additions based on tax positions related to the current year	319	177
Reductions based on tax positions related to the current year	(39)	731
Additions for positions related to prior years	—	—
Reductions for tax positions of prior years	—	—
Ending balance	$3,094	$2,814
As of December 31, 2023, there is no unrecognized benefit that if recognized would affect the effective rate. During the year ended December 31, 2023, we recognized no expense for interest and penalties related to unrecognized tax benefits. The above unrecognized tax benefits are recorded as an increase in the deferred tax liability in the accompanying balance sheet. Years 2019 to 2022 remain open to examination by federal, state, or local tax authorities.
At December 31, 2023, we had net operating loss (“NOL”) carryforwards, consisting of approximately $5.8 million of tax effected Federal NOLs that expire beginning in 2029 and $10.1 million of tax effected state NOLs net of federal benefit that expire beginning in 2029, limited under provisions of Internal Revenue Code Section 382.
The following table details the changes in the valuation allowance for the years ended December 31, 2023 and 2022 (in thousands):
State attributes
December 31, 2023
Beginning balance	$197
Increase/(Decrease)	—
Ending balance	$197
December 31, 2022
Beginning balance	$564
Increase/(Decrease)	(367)
Ending balance	$197
At December 31, 2023, we had no remaining federal R&D tax credit carryforwards. We had a partial valuation allowance on our state credits of $0.2 million at December 31, 2023.
10. Accounts receivable securitization
On August 13, 2021, we entered into a receivables financing agreement with a counterparty as the lender, which provided for a three-year receivables facility with a limit of $50.0 million (the “Receivables Facility”). On May 22, 2023, we amended the Receivables Facility to replace all LIBOR-based interest rates applicable to the Receivables Facility with a Term SOFR-based rate plus a credit spread adjustment of 0.11%. On October 31, 2023, we increased our borrowing capacity to $80 million and extended the maturity date of the Receivables Facility to October 31, 2026. On November 29, 2023, we drew $20 million on the Receivables Facility to paydown $20 million on the Second Lien Credit Facility. As of December 31, 2023 and 2022, $70 million and $50 million was outstanding under the Receivables Facility, respectively.
Pursuant to the Receivables Facility, we sell and/or contribute current and future receivables to Waystar RC, LLC as the Special Purpose Entity (“SPE”). The SPE, in turn, pledges its interests in the receivables to the counterparty, which either makes loans or issues letters of credit on behalf of the SPE.

All receivables remain on our balance sheet as they continue to be the property of our consolidated entities under the securitization.
The interest rate under the Receivables Facility is 2.36% per annum above the SOFR rate with a minimum base of 0%. The SOFR is adjusted each thirty-day period to the thirty-day SOFR rate. Interest under the Receivables Facility is paid monthly in arrears. At December 31, 2023, the effective interest rate for the Receivables Facility is 7.47%.
All principal under the Receivables Facility is due on October 31, 2026.
The Receivables Facility contains certain covenants which, among other things, require we maintain certain collection thresholds with respect to our accounts receivable. We were in compliance with all such debt covenants during the periods presented.
11. Debt
Debt instruments consist primarily of term notes, revolving lines of credit, and a Receivables Facility as follows (in thousands):
	Year ended December 31,
	2023	2022
First lien term loan facility outstanding debt	$1,730,816	$1,748,798
Second lien term loan facility outstanding debt	448,000	468,000
Receivables Facility outstanding debt	70,000	50,000
Total outstanding debt	2,248,816	2,266,798
Unamoritzed debt issuance costs	(31,155)	(40,907)
Current portion of long-term debt	(17,983)	(17,983)
Total long-term debt, net	$2,199,678	$2,207,908
First and Second Lien Term Loan Facilities
On October 22, 2019, we entered into a first lien credit agreement (the “First Lien Credit Agreement”), which initially provided for a first lien term loan of $825.0 million and a revolving credit facility of $125.0 million. On December 2, 2019, we increased the first lien term loans by $100.0 million (“2019 Incremental First Lien Term Loans”) to a total of $925.0 million. On September 23, 2020, we increased the first lien term loans by an incremental $620.0 million (“2020 Incremental First Lien Term Loans”) to a total of $1,545.0 million and the revolving credit facility by an incremental $75.0 million to a total of $200.0 million. On March 24, 2021, we entered into a debt repricing agreement (“2021 Debt Repricing”) related to the 2020 Incremental First Lien Term Loans to take advantage of preferential market rates, aligning its rates with the rest of the 2019 First Lien Term Loans. On August 24, 2021, we increased the first lien term loans by an incremental $247.0 million (the “2021 Incremental First Lien Term Loans”) to a total of $1,792.0 million in conjunction with the acquisition of Patientco. On June 1, 2023, we amended the First Lien Credit Agreement to replace all LIBOR-based interest rates applicable to borrowings under the revolving credit facility with a Term SOFR-based rate plus a credit spread adjustment of 0.11%. On June 23, 2023, we amended the First Lien Credit Agreement to replace all LIBOR-based interest rates applicable to the first lien term loans with a Term SOFR-based rate plus a credit spread adjustment of 0.11%. On October 6, 2023, we executed the Seventh Amendment to the First Lien Credit Agreement increasing the credit available on the Revolving Credit Facility from $200.0 million to $342.5 million, as well as extending the maturity date. We refer to the term loan facilities under the First Lien Credit Agreement as the “First Lien Credit Facility” and the revolving credit facility under the First Lien Credit Agreement as the “Revolving Credit Facility.” The First Lien Credit Facility matures on October 21, 2026, and the Revolving Credit Facility matures on October 6, 2028. Our lenders under the First Lien Credit Facility include Bain Affiliated Funds and CPPIB Credit Investments III Inc., affiliates of Bain Capital LP and Canada Pension Plan Investment Board, respectively (together, the “Affiliated Debtholders”). See Note 13, Related Party Transactions. Substantially all of our assets are pledged as collateral under the debt.
On October 22, 2019, we entered into a second lien credit agreement (the “Second Lien Credit Agreement”), which initially provided for a second lien term loan of $255.0 million. On September 23, 2020, we increased the second lien term loan by an incremental $190.0 million (“2020 Incremental Second Lien Term Loan”) to a total of $445.0 million. On August 24, 2021, we increased the second lien term loan by an incremental $70.0 million to a total of $515.0 million in conjunction with the acquisition of Patientco (“2021 Incremental Second Lien Term Loan”). We refer to the term loan facilities under the Second Lien Credit Agreement as the “Second Lien Credit Facility.” The Second Lien Credit Facility matures on October 21, 2027. On June 27, 2023, we amended the Second Lien Credit Agreement to replace all LIBOR-based interest rates applicable to the second lien term loans with a Term SOFR-based rate plus a credit spread adjustment of 0.11%.
The interest rate under the First Lien Credit Facility is 4.11% per annum above the SOFR rate with a minimum base of 0.00%. The interest rate with regard to the initial term loans under the Second Lien Credit Facility is 7.86% per annum above the SOFR rate with a minimum base of 0.00%. The interest rate under the 2020 Incremental Second Lien Term Loan is 8.11% per annum above the SOFR rate with a minimum base of 1.00%. The interest rate under the 2021 Incremental Second Lien Term Loan is 7.11% per annum above the SOFR rate with a minimum base of 0.75%. The SOFR is adjusted each thirty-day period to the thirty-day SOFR rate. Interest under the First Lien Credit Facility and Second Lien Credit Facility is paid monthly in arrears. At December 31, 2023, the effective interest rates for the First Lien Credit Facility and Second Lien Credit Facility are 4.59% and 8.31%, respectively.
Principal on the First Lien Credit Facility is payable in 26 equal quarterly installments with the remaining balance to be paid on October 21, 2026. As of December 31, 2023, there are 11 payments remaining. All principal under the Second Lien Credit Facility is due on October 21, 2027. The First Lien Credit Agreement and Second Lien Credit Agreement contain certain covenants which, among other things, restrict our ability to incur additional indebtedness. We were in compliance with all such debt covenants during the years ended December 31, 2023 and 2022.
The maturity of long-term debt principal payments (excluding debt discount) at December 31, 2023 is as follows (in thousands):
Year ending December 31,
2024	$17,983
2025	17,983
2026	1,764,850
2027	448,000
$2,248,816
Debt Issuance Costs
In connection with the 2021 Debt Repricing, we capitalized fees and other costs totaling $0.8 million. In connection with the 2021 Incremental First Lien Term Loans and 2021 Incremental Second Lien Term Loans, we capitalized fees and other costs totaling $9.4 million in conjunction with the Patientco acquisition. In connection with the Seventh Amendment to the First Lien Credit Agreement, we capitalized fees and other costs totaling $1.4 million. In connection with the Receivables Facility, we capitalized fees and other costs totaling $0.8 million. In connection with the first amendment to the Receivables Facility, we capitalized fees and other costs totaling $0.2 million. For the year ended December 31, 2022, we expensed previously capitalized fees and other debt issuance costs totaling $1.1 million as part of a $47.0 million paydown on our second lien term loans. For the year ended December 31, 2023, we expensed previously capitalized fees and other debt issuance costs totaling $0.4 million as part of a $20.0 million paydown on the Second Lien Credit Facility. These costs were recognized as losses on extinguishment of debt in general and administrative expense in our consolidated statement of operations. We have unamortized debt issuance costs of $31.2 million and $40.9 million as of December 31, 2023 and 2022, respectively.
In connection with the Revolving Credit Facility, unamortized debt issuance costs were $2.4 million and $1.8 million as of December 31, 2023 and 2022, respectively.
12. Derivative financial instruments
To mitigate the risk of a rise in interest rates on the First Lien Credit Facility, we originally entered into two interest rate swaps on November 12, 2019. These swaps matured on November 30, 2022. To continue active mitigation of this risk, we entered into two additional interest rate swaps on October 13, 2021 and January 13, 2023. We attempt to minimize our interest risk exposure by fixing our rate through the utilization of interest rate swaps, which are derivative instruments. The interest rate swaps mitigate the exposure on the variable component of interest on our First Lien Credit Facility. Our swaps are entered into with financial institutions that participate in the First Lien Credit Facility. By using a derivative instrument to hedge exposures to changes in interest rates, we expose ourselves to credit risk due to the possible failure of the counterparty to perform under the terms of the derivative contract.
As of December 31, 2023 and 2022, we have the following interest rate swap agreement designated as a hedging instrument:
Effective dates	Floating rate debt	Fixed rates
October 29, 2021 through October 31, 2024	$604.1 million	0.67%
As of December 31, 2023, we have the following interest rate swap agreement designated as a hedging instrument:
Effective dates	Floating rate debt	Fixed rates
January 31, 2023 through January 31, 2026	$506.7 million	3.87%
The gain or loss on the swaps is recognized in accumulated other comprehensive loss and reclassified into earnings as adjustments to interest expense in the same period or periods during which the swaps affect earnings. Gains or losses on the swaps representing hedge components excluded from the assessment of effectiveness are recognized in current earnings.
The following table provides information on the location and amounts of our swaps designated as hedging instruments in the accompanying consolidated financial statements as of December 31, 2023 and 2022 (in thousands):
	Interest rate swap derivatives
Balance sheet location	Fair value December 31, 2023	Fair value December 31, 2022
Other current assets	$23,350	$23,881
Other long-term assets	$—	$15,648
Other long-term liabilities	$2,472	$—

The effect of derivative instruments designated as hedging instruments on the accompanying consolidated financial statements is as follows (in thousands):
Derivatives—Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in AOCI/AOCL on Derivative	Location of Gain or (Loss) Reclassified from AOCI/AOCL into Income	Amount of Gain or (Loss) Reclassified from AOCI/AOCL into Income	Total interest Expense on Consolidated Statements of Operations
Interest rate swaps:
2023	$(14,036)	Interest Expense	$31,386	$(205,917)
2022	$30,327	Interest Expense	$5,244	$(155,325)
The net amount of accumulated other comprehensive income expected to be reclassified to interest income in the next twelve months is $17.7 million.
In June 2023, as a result of amendments to the First Lien Credit Agreement and Second Lien Credit Agreement to replace all LIBOR-based interest rates with a Term SOFR-based rate plus credit spread adjustment of 0.11%, we amended our interest rate swap agreements. Pursuant to which the LIBOR benchmark provisions were removed and replaced with Term SOFR benchmark provisions, we elected to apply the optional expedients under Topic 848 to eligible hedging relationships.
13. Related party transactions
At December 31, 2023 and 2022, we had $65.3 million and $109.3 million, respectively, of outstanding debt as part of the First Lien Credit Facility from Affiliated Debtholders. Interest expense associated with and paid to Affiliated Debtholders was $7.6 million and $6.4 million for the years ended December 31, 2023 and 2022, respectively.
Canada Pension Plan Investment Board has an ownership interest in us and a significant interest in the landlord that leases us office space under an operating lease agreement in Houston, Texas. For the years ended December 31, 2023 and 2022, we expensed $0.3 million and $0.2 million, respectively, for this office space lease in general and administrative expense.
Bain Capital LP has an ownership interest in us and a significant interest in some clients for whom we provide software solutions. For the years ended December 31, 2023 and 2022, we earned revenue of $1.5 million from four clients and $1.4 million from two clients, respectively. They also have an ownership interest in us and a significant interest in a vendor that provides us with software solutions. For the years ended December 31, 2023 and 2022, we expensed $0.4 million and $0.4 million, respectively, for software services from this vendor in cost of revenue expense.
14. Common stock
We have authorized the issuance of 225,000,000 shares of common stock, par value $0.01 per share and 2,000,000 shares of Class A common stock, par value $0.01. There are 121,243,101 and 121,234,147 common stock shares issued and outstanding as of December 31, 2023 and 2022, respectively. There are 436,801 Class A common stock shares issued and outstanding as of December 31, 2023 and 2022. Both common stock and Class A common stock have the same dividend and liquidation rights. However, each share of common stock is entitled to one vote and each share of the Class A common stock is not entitled to a vote.
15. Retirement plans
We maintain qualified 401(k) plans which cover substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plans, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. Under these plans, we contribute various percentages of employees’ salaries to the plans. Total expenses included in operating expenses in the accompanying consolidated statement of operations related to the plans were $4.1 million and $3.8 million for the years ended December 31, 2023 and 2022, respectively.
16. Stock-based compensation
Stock Plans
On October 22, 2019, the Board of Directors approved the Derby TopCo, Inc. 2019 Stock Incentive Plan (“Derby TopCo, Inc. Plan”). Under this plan, we can issue up to 9.9 million options or other equity awards. The granted awards contain service criteria, performance criteria, market conditions, or a combination thereof for vesting and have a 10-year contractual term. Options with a service condition generally vest over 5 years with 20% vesting in equal vesting installments. Options with a performance condition and a market condition vest based upon a change in control, initial public offering, or a sponsor distribution or deemed return if the investors have achieved specified levels of return on investment. In addition, as part of a change in control in 2019, 3.8 million fully vested rollover options remain outstanding.
We recorded $8.8 million and $8.0 million of stock-based compensation expense for the years ended December 31, 2023 and 2022, respectively. We expect to incur compensation expense of approximately $16.6 million over a weighted average of 2.5 years for all unvested time-based awards outstanding at December 31, 2023.
Stock-based compensation expense was recorded in the following cost and expense categories in the consolidated statements of operations:
	Year ended December 31,
	2023	2022
Cost of revenue	$645	$478
General and administrative*	5,034	4,567
Sales and marketing	1,866	1,776
Research and development*	1,303	1,182
Total	8,848	8,003
* The above table has been updated to reclassify amounts previously presented. General and administrative expense for the year ended December 31, 2023 was increased by $3.7 million and Research and development expense has decreased by $3.7 million. Total expense was not changed and there was no impact to the classification of amounts presented in the statement of operations. Update was made for disclosure purposes only.
Stock Options
We utilize the Black-Scholes option pricing model to estimate the fair value of the service condition options and the Monte Carlo pricing model to estimate the fair value of the performance condition options. We value both types of options at the grant date using the following assumptions:
•
Risk-free interest rate—reflects the average rate on the United States Treasury bond with maturity equal to the expected term of the option;

•
Expected dividend yield—as we do not currently pay dividends or expect to pay dividends in the near future, the expected dividend yield is zero;

•
Expected term of stock award—is based on historical experience that is modified based on expected future changes; and

•
Expected volatility in stock price—reflects the historical volatility of comparable public companies over the expected term of the stock option.

The weighted average grant date fair value of options granted during the year ended December 31, 2023 and 2022 was $19.66 and $15.66 per share, respectively. As of December 31, 2023, we had 7.0 million fully vested options with a weighted average exercise price of $10.34 per share, an aggregate intrinsic value of $187.4 million and an average remaining contractual term of 4.8 years. The total fair value of options vested during 2023 and 2022 were $8.5 million and $7.2 million, respectively.
At December 31, 2023, we did not believe the vesting of performance condition options criteria was probable and, therefore, no stock-based compensation has been recorded for our performance based options. Once vesting performance criteria becomes probable, the amortization of the fair value will commence and be recorded as compensation expense. As of December 31, 2023 and 2022, total unrecognized stock-based compensation expense related to the performance condition options subject to the vesting conditions being met was approximately $33.3 million and $34.3 million, respectively.
Information pertaining to option activity (including rollover options) during the years ended December 31, 2023 and 2022 is as follows:
	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life
Outstanding December 31, 2021	12,364,357	13.76	7.4
Granted	1,154,340	33.09
Exercised	(34,160)	20.47
Canceled	(361,367)	26.23
Outstanding December 31, 2022	13,123,170	15.10	6.6
Granted	208,725	38.45
Exercised	(39,204)	21.51
Canceled	(260,150)	27.05
Outstanding December 31, 2023	13,032,541	15.21	5.7
The following is a summary of the significant assumptions used in estimating the fair value of both the service and performance options granted the years ended December 31, 2023 and 2022:
	2023	2022
Risk free interest rate	3.51%–4.55%	1.65%–4.29%
Expected dividend yield	0%	0%
Expected term of stock award	1.2–5	1.4–5
Expected volatility in stock price	51.64%–55%	50.46%–55%
During the years ended December 31, 2023 and 2022, the aggregate intrinsic value of options exercised (the difference between the fair market value of our stock on the date of exercise and the exercise price) was approximately $0.4 million and $0.3 million, respectively. At December 31, 2023, 0.6 million options were available for future grant under the plans.
17. Other accrued expenses
Other accrued expenses consist of the following (in thousands):
	December 31,
	2023	2022
Other taxes payable	$3,506	$2,338
Accrued severance	8	463
Retirement plan payable	497	635
Accrued self insurance claims	993	821
Other	5,919	3,785
Total	$10,923	$8,042

18. Loss per share
A reconciliation of the numerators and the denominators of the basic and diluted per share computations are as follows:
	Year ended December 31,
	2023	2022
Basic loss per share:
Net loss	$(51,334)	$(51,455)
Net loss attributable to common shares	$(51,334)	$(51,455)
Weighted average common stock outstanding–(voting)	121,238,629	121,247,970
Weighted average common stock outstanding–(non-voting)	436,801	436,801
Basic weighted average common stock outstanding	121,675,430	121,684,771
Basic loss per share	$(0.42)	$(0.42)
Diluted loss per share:
Net loss	$(51,334)	$(51,455)
Net loss attributable to common shares	$(51,334)	$(51,455)
Weighted average common stock outstanding–(voting)	121,238,629	121,247,970
Weighted average common stock outstanding–(non-voting)	436,801	436,801
Diluted weighted average common stock outstanding	121,675,430	121,684,771
Diluted loss per share	$(0.42)	$(0.42)
Because of their anti-dilutive effect, 69,788 and 60,688 common share equivalents comprised of stock options have been excluded from the diluted earnings per share calculation for the years ended December 31, 2023 and 2022, respectively.
19. Commitments and contingencies
We may be subject to legal proceedings, claims, asserted or unasserted, and litigation arising in the ordinary course of business. We do not, however, currently expect that the ultimate costs to resolve any pending matter will have a material effect on our consolidated financial position, results of operations, or cash flows.
20. Subsequent events
We have evaluated subsequent events through March 1, 2024, except as to the effects of the stock split described below, which is as of May 16, 2024 for the initial stock split and May 28, 2024 for the amended stock split, which is the date the financial statements were available to be issued.
On February 9, 2024, we executed the Eighth Amendment to the First Lien Credit Agreement whereby we extended the maturity date of the First Lien Credit Facility to October 22, 2029 and refinanced the outstanding balance on the facility resulting in a new outstanding loan balance of $2.2 billion. We utilized $449.6 million of the amended First Lien Credit Facility to paydown the remaining principal and interest on the Second Lien Credit Facility.
On May 15, 2024, we effected a 0.605-for-1 reverse stock split of our common stock and a 0.605-for-1 reverse stock split of our Class A common stock. The reverse stock split did not result in an adjustment to the par value of common stock or Class A common stock. The reverse-stock split was originally made effective on May 15, 2024 with a 0.62-for-1 ratio and this was retroactively amended on May 22, 2024 which updated the ratio to 0.605-for-1. All references in the accompanying consolidated financial statements and related Note 14, Note 16, and Note 18 have been updated to reflect the effects of the reverse stock split at the amended 0.605-for-1 ratio. The number of shares of common stock, Class A common stock, additional paid-in-capital, options to purchase common stock, and loss per share amounts, which are presented and disclosed in the financial statements and aforementioned footnotes, have been restated on a retroactive basis for all periods presented to reflect the effects of this action.
No other significant subsequent events have occurred through the date the financial statements were available to be issued.

Waystar Holding Corp.
Condensed consolidated balance sheets (in thousands, except for share and per share data)
As of March 31, 2024 and December 31, 2023
	March 31, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$57,337	$35,580
Restricted cash	13,471	9,848
Accounts receivable, net of allowance of $5,675 at March 31, 2024 and $5,335 at December 31, 2023	135,806	126,089
Income tax receivable	—	6,811
Prepaid expenses	16,596	13,296
Other current assets	27,271	30,426
Total current assets	250,481	222,050
Property, plant and equipment, net	61,518	61,259
Operating lease right-of-use assets, net	9,648	10,353
Intangible assets, net	1,147,856	1,186,936
Goodwill	3,030,013	3,030,013
Deferred costs	70,041	65,811
Other long-term assets	7,434	6,552
Total assets	$4,576,991	$4,582,974
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$42,768	$45,484
Accrued compensation	16,509	23,286
Aggregated funds payable	13,197	9,659
Other accrued expenses	19,642	10,923
Deferred revenue	12,709	10,935
Current portion of long-term debt	21,348	17,454
Related party current portion of long-term debt	652	529
Current portion of operating lease liabilities	4,361	4,398
Current portion of finance lease liabilities	841	821
Total current liabilities	132,027	123,489
Long-term liabilities
Deferred tax liability	154,824	174,480
Long-term debt, net, less current portion	2,157,444	2,134,920
Related party long-term debt, net, less current portion	65,666	64,758
Operating lease liabilities, net of current portion	13,180	14,278
Finance lease liabilities, net of current portion	11,975	12,194
Deferred revenue–LT	6,110	6,173
Other long-term liabilities	278	2,750
Total liabilities	2,541,504	2,533,042
Commitments and contingencies (Note 19)
Stockholders’ equity
Common stock $0.01 par value–227,000,000 shares authorized and 121,659,634 and 121,679,902 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	1,217	1,217
Additional paid-in capital	2,236,350	2,234,688
Accumulated other comprehensive income (loss)	15,627	15,802
Accumulated deficit	(217,707)	(201,775)
Total stockholders’ equity	2,035,487	2,049,932
Total liabilities and stockholders’ equity	$4,576,991	$4,582,974
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Waystar Holding Corp.
Unaudited condensed consolidated statements of operations
(in thousands, except for share and per share data)
For the three months ended March 31, 2024 and March 31, 2023
	Three months ended March 31,
	2024	2023
Revenue	$224,792	$191,083
Operating expenses
Cost of revenue (exclusive of depreciation and amortization expenses)	75,192	59,155
Sales and marketing	33,780	29,964
General and administrative	26,135	14,681
Research and development	10,320	8,326
Depreciation and amortization	44,174	43,966
Total operating expenses	189,601	156,092
Income from operations	35,191	34,991
Other expense
Interest expense	(55,812)	(47,147)
Related party interest expense	(1,372)	(2,354)
Loss before income taxes	(21,993)	(14,510)
Income tax benefit	(6,061)	(3,887)
Net loss	$(15,932)	$(10,623)
Net loss per share:
Basic	$(0.13)	$(0.09)
Diluted	$(0.13)	$(0.09)
Weighted-average shares outstanding:
Basic	121,675,298	121,672,427
Diluted	121,675,298	121,672,427
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Waystar Holding Corp.
Unaudited condensed consolidated statements of comprehensive loss (in thousands)
For the Three Months Ended March 31, 2024 and March 31, 2023
	Three months ended March 31,
	2024	2023
Net loss	$(15,932)	$(10,623)
Other comprehensive income, before tax:
Interest rate swaps	(240)	(7,789)
Income tax effect:
Interest rate swaps	65	1,820
Other comprehensive income (loss), net of tax	(175)	(5,969)
Comprehensive income (loss), net of tax	$(16,107)	$(16,592)
(1) Amounts reclassified out of accumulated other comprehensive income (loss) into net interest expense included $8,601 and $6,293 for the three months ended March 31, 2024 and 2023, respectively.
(2) The income tax effects of amounts reclassified out of accumulated other comprehensive income (loss) were ($2,088) and ($1,479) for the three months ended March 31, 2024 and 2023, respectively.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Waystar Holding Corp.
Unaudited condensed consolidated statements of changes in stockholder’s equity (in thousands, except share data)
For the three months ended March 31, 2024 and March 31, 2023
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
	Shares	Amount				Total
Balances, December 31, 2023	121,679,902	$1,217	$2,234,688	$15,802	$(201,775)	$2,049,932
Share-based compensation	—	—	2,528	—	—	2,528
Settlement of common stock options, net of stock option exercises	2,420	1	(23)	—	—	(22)
Repurchase of shares	(22,688)	(1)	(843)	—	—	(844)
Net loss	—	—	—	—	(15,932)	(15,932)
Other comprehensive income	—	—	—	(175)	—	(175)
Balances, March 31, 2024	121,659,634	$1,217	$2,236,350	$15,627	$(217,707)	$2,035,487
	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
	Shares	Amount				Total
Balances, December 31, 2022	121,670,948	$1,217	$2,225,618	$29,838	$(150,441)	$2,106,232
Share-based compensation	—	—	2,150	—	—	2,150
Settlement of common stock options, net of stock option exercises	3,025	1	85	—	—	86
Net loss	—	—	—	—	(10,623)	(10,623)
Other comprehensive income	—	—	—	(5,969)	—	(5,969)
Balances, March 31, 2023	121,673,973	$1,218	$2,227,853	$23,869	$(161,064)	$2,091,876
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Waystar Holding Corp.
Unaudited condensed consolidated statements of cash flows
(in thousands)
For the three months ended March 31, 2024 and March 31, 2023
	Three months ended March 31,
	2024	2023
Cash flows from operating activities
Net loss	$(15,932)	$(10,623)
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	44,174	43,966
Share-based compensation	2,528	2,150
Provision for bad debt expense	556	562
Loss on extinguishment of debt	8,869	—
Deferred income taxes	(19,591)	(9,228)
Amortization of debt discount and issuance costs	1,680	2,584
Changes in:
Accounts receivable	(10,274)	(4,998)
Income tax refundable	6,811	4,351
Prepaid expenses and other current assets	(3,538)	(4,498)
Deferred costs	(4,230)	(3,977)
Other long-term assets	(325)	(92)
Accounts payable and accrued expenses	(1,280)	(5,223)
Deferred revenue	1,711	2,234
Operating lease right-of-use assets and lease liabilities	(429)	(392)
Other long-term liabilities	—	42
Net cash provided by operating activities	10,730	16,858
Cash flows from investing activities
Purchase of property and equipment and capitalization of internally developed software costs	(5,560)	(4,770)
Net cash used in investing activities	(5,560)	(4,770)
Cash flows from financing activities
Change in aggregated funds liability	3,538	2,098
Repurchase of shares	(225)	—
Proceeds from exercise of common stock	71	86
Proceeds from issuances of debt, net of creditor fees	535,209	—
Payments on debt	(516,774)	(4,497)
Third-party fees paid in connection with issuance of new debt	(1,410)	—
Capital subscription	—	—
Finance lease liabilities paid	(199)	(212)
Net cash provided by (used in) financing activities	20,210	(2,525)
Increase in cash and cash equivalents during the period	25,380	9,563
Cash and cash equivalents and restricted cash–beginning of period	45,428	72,636
Cash and cash equivalents and restricted cash–end of period	$70,808	$82,199
Supplemental disclosures of cash flow information
Interest paid	$40,513	$46,738
Cash taxes paid (refunds received), net	(54)	(698)
Non-cash investing and financing activities
Fixed asset purchases in accounts payable	518	12
Reconciliation of Balance Sheet Cash Accounts to Cash Flow Statement
Balance sheet
Cash and cash equivalents	57,337	71,823
Restricted cash	13,471	10,376
Total	70,808	82,199
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
1. Business
Waystar Holding Corp. (“Waystar”, “we” or “our”) is a provider of mission-critical cloud technology to healthcare organizations. Our enterprise-grade platform transforms the complex and disparate processes comprising healthcare payments received by healthcare providers from payers and patients, from pre-service engagement through post-service remittance and reconciliation. Our platform enhances data integrity, eliminates manual tasks, and improves claim and billing accuracy, which results in better transparency, reduced labor costs, and faster, more accurate reimbursement and cash flow. The market for our solutions extends throughout the United States and includes Puerto Rico and other US Territories.
Risks and Uncertainties—We are subject to risks common to companies in similar industries, including, but not limited to, our operation in a highly competitive industry, our ability to retain our existing clients and attract new clients, our ability to establish and maintain strategic relationships, the growth and success of our clients and overall healthcare transaction volumes, consolidation in the healthcare industry, our selling cycle of variable length to secure new client agreements, our implementation cycle that is dependent on our clients’ timing and resources, our ability to develop and market new solutions, or enhance our existing solutions, to respond to technological changes or evolving industry standards, the interoperability, connectivity, and integration of our solutions with our clients’ and their vendors’ networks and infrastructures, the performance and reliability of internet, mobile, and other infrastructure, the consequences if we cannot obtain, process, use, disclose, or distribute the highly regulated data we require to provide our solutions, impact of government regulations on our market, and our reliance on certain third-party vendors and providers.
On occasion, we enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The terms of these indemnification agreements are generally perpetual any time after the execution of the agreement. The maximum potential future payments we could be required to make under these agreements is not determinable because it involves claims that may be made against us in the future but have not yet been made. Historically, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.
We have entered into agreements with our directors or officers that may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from their willful misconduct.
No liability associated with such indemnifications was recorded as of March 31, 2024 and December 31, 2023.
2. Summary of Significant Accounting Policies
Basis of Financial Statement Presentation
The financial statements include the consolidated balance sheets, statements of operations, statements of comprehensive loss, statements of changes in stockholders’ equity, and statements of cash flows of Waystar and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The accompanying unaudited consolidated financial statements and notes have been prepared in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity and cash flows. The results of operations for the three ended

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
March 31, 2024 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 accompanying the interim financial statements in the Form S-1.
We operate as a single business unit. As such, we report our results as a single operating segment that encompasses our entire organization.
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but are not limited to: (1) revenue recognition, including estimated expected customer life; (2) recoverability of accounts receivable and taxes receivable; (3) impairment assessment of goodwill and long-lived intangible assets; (4) fair value of intangibles acquired in business combinations; (5) litigation reserves; (6) depreciation and amortization; (7) fair value of stock options issued to employees and assumed as part of business combinations; (8) fair value of interest rate swaps; and (9) leases, including incremental borrowing rate. Future events and their effects cannot be predicted with certainty, and accordingly, accounting estimates require the exercise of judgment. We evaluate and update assumptions and estimates on an ongoing basis and may employ outside experts to assist in evaluations. Actual results could differ from the estimates used.
Revenue Recognition
We derive revenue primarily from providing access to our solutions for use in the healthcare industry and in doing so generate two types of revenue: (i) subscription revenue and (ii) volume-based revenue, which account for 99% of total revenue for all periods presented. We also derive revenue from implementation fees for our software, as well as hardware sales to facilitate patient payments.
We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), through the following five steps:
•
identification of the contract, or contracts, with a client;

•
identification of the performance obligations in the contract;

•
determination of the transaction price;

•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, we satisfy a performance obligation

Our customers, referred to as clients elsewhere in this prospectus, represent healthcare providers across all types of care settings, including physician practices, clinics, surgical centers, and laboratories, as well as large hospitals and health systems.
We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The length of our contracts vary but are typically two to three years and generally renew automatically for successive one-year terms. Our revenue is reported net of applicable sales and use tax and is recognized as, or when, control of these services or products are transferred to clients, in an amount that reflects the consideration we expect to be entitled to in exchange for the contract’s performance obligations.
Revenue from our subscription services as well as from our volume-based services represents a single promise to provide continuous access (i.e., a stand-ready obligation) to our software solutions in the form of a service. Our software products are made available to our clients via a cloud-based, hosted platform where our clients do not

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements have the right or practical ability to take possession of the software. As each day of providing access to the software solutions is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services.
Revenue from our subscription services is recognized over time on a ratable basis over the contract term beginning on the date that the service is made available to the client. Volume-based services are priced based on transaction, dollar volume or provider count in a given period. Given the nature of the promise is based on unknown quantities or outcomes of services to be performed over the contract term, the volume-based fee is determined to be variable consideration. The volume-based transaction fees are recognized each day using a time- elapsed output method based on the volume or transaction count at the time the clients’ transactions are processed.
Our other services are generally related to implementation activities across all solutions and hardware sales to facilitate patient payments. Implementation services are not considered performance obligations as they do not provide a distinct service to clients without the use of our software solutions. As such, implementation fees related to our solutions are billed upfront and recognized ratably over the contract term. Implementation fees and hardware sales represent less than 1% of total revenue for all periods presented.
Our contracts with clients typically include various combinations of our software solutions. Determining whether such software solutions are considered distinct performance obligations that should be accounted for separately versus together requires significant judgment. Specifically, judgment is required to determine whether access to the Company’s SaaS solutions is distinct from other services and solutions included in an arrangement.
We follow the requirements of ASC 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue presentations for our performance obligations in the contract with a client. Revenue recorded where we act in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded where we act in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.
The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the client or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the majority of our contracts, we are considered the principal in the transaction with the client and recognize revenue gross of any related channel partner fees or costs. We have certain agency arrangements where third parties control the goods or services provided to a client and we recognize revenue net of any fees owed to these third parties.
Payment terms and conditions vary by contract type, although our standard payment terms generally require payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of payment, we have determined our contracts do not generally include a significant financing component. The primary purpose of our invoicing terms is to provide clients with simplified and predictable ways of purchasing our products and services, not to receive financing from our clients or to provide clients with financing.
Contract Costs
Incremental Costs of Obtaining a Contract
Incremental costs of obtaining a contract primarily include commissions paid to our internal sales personnel. We consider all such commissions to be both incremental and recoverable since they are only paid when a contract is secured. These capitalized costs are amortized on a straight-line basis over the expected period of benefit, which

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements is determined based on the average customer life, which includes anticipated renewals of contracts. As of March 31, 2024 and December 31, 2023, the total unamortized costs reported as deferred costs on our balance sheet amounted to $24.7 million and $22.8 million, respectively, for internal sales commissions. For the three months ended March 31, 2024 and 2023, amortization related to the sales commission asset was $2.4 million and $1.7 million, respectively, and is included in sales and marketing in our consolidated statements of operations.
Costs to Fulfill a Contract
We capitalize costs incurred to fulfill contracts that i) relate directly to the contract, ii) are expected to generate resources that will be used to satisfy performance obligations under the contract, and iii) are expected to be recovered through revenue generated under the contract. Costs incurred to implement clients on our solutions (e.g., direct labor) are capitalized and amortized on a straight-line basis over the estimated customer life if we expect to recover those costs. As of March 31, 2024 and December 31, 2023, the total unamortized costs reported as deferred costs on our balance sheet amounted to $45.4 million and $43.0 million, respectively, for fulfillment costs. For the three months ended March 31, 2024 and 2023, amortization related to the fulfillment cost asset was $2.7 million and $1.9 million, respectively, and is included in the costs of revenue in our consolidated statements of operations.
There were no impairment losses relating to deferred costs during the three months ended March 31, 2024 and 2023.
Channel Partners
We account for fees paid to channel partners within sales and marketing expenses in the accompanying statements of operations. For the three months ended March 31, 2024 and 2023, we recorded fees to all channel partners of $14.5 million and $12.7 million, respectively. As we are primarily responsible for contracting with and fulfilling contracts for the end user, we record revenue gross of related channel partner fees.
Deferred Offering Costs
We capitalize within other assets certain legal, accounting and other third-party fees that are directly related to our in-process equity financings, including the planned initial public offering, until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. As of March 31, 2024 and December 31, 2023, deferred offering costs capitalized were $5.8 million and $5.4 million, respectively.
Goodwill
We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.
We account for goodwill under the provisions of Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. Goodwill is not amortized but is evaluated for impairment annually on October 1st or whenever there is an impairment indicator. There was no impairment to goodwill during the three months ended March 31, 2024 and 2023, respectively. Refer to Note 7 for more information on goodwill.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
Debt Issuance Costs
Debt issuance costs, net of amortization, are reflected on our balance sheet as a direct reduction in the carrying amount of our long-term debt. In addition, debt issuance costs, net of amortization, related to our revolver debt are included in other assets. Debt issuance costs include direct financing fees, bank origination fees, amendment fees, legal and other fees incurred in obtaining long-term debt. Debt issuance costs are amortized over the respective term of the debt instruments using the effective interest method, and amortization charges are included in interest expense.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting-Improvements to Reportable Segment Disclosures.” The standard is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. For public business entities, the ASU will be effective for annual periods beginning after December 15, 2023. The guidance will be applied retrospectively unless it is impracticable to do so. Early adoption is permitted. We are currently evaluating the effect of the adoption of this amendment on our consolidated and condensed consolidated financial statements.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. For public business entities, the ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We have adopted this standard as of January 1, 2024 and plan to conform to the standard in our 2024 annual financial statements.
3. Revenue Recognition
Disaggregation of Revenue
The following table presents revenues disaggregated by revenue type and the timing of revenue recognition (in thousands):
		Three months ended March 31,
	Recognition	2024	2023
Subscription revenue	Over time	$106,079	$96,390
volume-based revenue	Over time	117,144	94,005
Implementation services and other revenue	Various	1,569	688
Total revenues		$224,792	$191,083
Contract Liabilities
We derive our revenue from contracts with clients primarily through subscription fees and volume-based fees. Our payment terms with the client generally comprise an initial payment for implementation services, which includes client enrollment and the setup of contracted solutions on our platform. These implementation fees are due upon contract execution. Additionally, subscription fees are earned on an ongoing basis, which are invoiced monthly.
Client payments received in advance of fulfilling the corresponding performance obligations are recorded as contract liabilities. Implementation fees are recognized over the customer life, with any unrecognized amounts deferred as contract liabilities. These amounts are reported as deferred revenue on our consolidated balance sheet.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
The following table presents activity impacting deferred revenue balances (in thousands):
	March 31,	December 31,
	2024	2023
Beginning balance	$17,108	$16,454
Revenue recognized	(8,701)	(9,900)
Additional amounts deferred	10,412	10,554
Ending balance	$18,819	$17,108
Transaction Price Allocated to Remaining Performance Obligations
At March 31, 2024, the transaction price related to unsatisfied performance obligations that are expected to be recognized for the next 12 months and greater than 12 months was $26.6 million and $17.5 million, respectively.
The transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) for executed contracts does not include revenue related to performance obligations that are part of a contract with an original expected duration of one year or less. Additionally, the balance does not include variable consideration that is allocated entirely to wholly unsatisfied promises that form part of a single performance obligation comprised of a series of distinct daily services.
Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations and changes in the timing and scope of contracts, arising from contract modifications.
4. Fair Value Measurements and Disclosures
The following table presents the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis (in thousands):
	Balance Sheet Classification	Carrying Value	Level 1	Level 2	Level 3
March 31, 2024
Financial assets:
Interest rate swaps	Other current assets; other long-term assets	$20,638	$—	$20,638	$—
December 31, 2023
Financial assets:
Interest rate swaps	Other current assets	$23,350	$—	$23,350	$—
Financial liabilities:
Interest rate swaps	Other long-term liabilities	$2,472	$—	$2,472	$—
The fair values of our interest rate swaps are based on the sum of all future net present value cash flows. The future cash flows are derived based on the terms of our interest rate swaps, as well as considering published discount factors, and projected SOFR. The fair value of long-term debt was determined using the present value of future cash flows based on the borrowing rates currently available for debt with similar terms and maturities. The carrying value of our first lien term loan facility was $2,200.0 million and $1,730.8 million compared to a fair value of $2,202.8 million and $1,735.1 million at March 31, 2024 and December 31, 2023, respectively. As of March 31, 2024, there is no balance for our second lien term loan facility given the paydown outlined below in Note 10. The carrying value of our second lien term loan facility approximated fair value at December 31, 2023. There were no transfers in or out of Level 3 during the periods presented.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
5. Property and Equipment, Net
The balances of the major classes of property and equipment are as follows (in thousands):
	March 31, 2024	December 31, 2023
BuiIding	$19,653	$19,653
Computer hardware	36,230	35,006
Capitalized internal-use software	28,404	25,567
Purchased computer software	22,166	22,079
Furniture and fixtures	3,100	2,980
Office equipment	217	211
Leasehold improvements	8,328	8,255
Capital lease asset	2,994	2,994
Construction in progress	15	15
Internal-use software in progress	14,633	13,626
	135,740	130,386
Accumulated depreciation	(74,222)	(69,127)
	$61,518	$61,259
Depreciation of fixed assets, including the amortization of capitalized software, for the three months ended March 31, 2024 and 2023 was $5.1 million and $3.7 million, respectively.
We capitalized $3.8 million and $3.7 million in software development costs for the three months ended March 31, 2024 and 2023, respectively. Amortization of capitalized software was $2.4 million and $1.2 million for the three months ended March 31, 2024 and 2023, respectively. The net book value of capitalized software development costs was $24.9 million and $23.4 million as of March 31, 2024 and December 31, 2023, respectively.
There were no impairments of property and equipment for the three months ended March 31, 2024 and 2023, respectively.
6. Goodwill and Other Intangible Assets
Goodwill was $3.0 billion as of both March 31, 2024 and December 31, 2023. There were no additions, disposals or impairments to goodwill during the three months ended March 31, 2024 and 2023.
Amortization for definite-lived intangible assets is as follows (in thousands, except useful life):
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
As of March 31, 2024
Customer relationships	$1,429,400	$(369,567)	$1,059,833	11.8
Purchased developed technology	301,100	(235,821)	65,279	3.0
Tradenames and trademarks	40,700	(17,955)	22,744	5.4
Total	$1,771,200	$(623,343)	$1,147,856

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted- Average Remaining Useful Life
As of December 31, 2023
Customer relationships	$1,429,400	$(345,848)	1,083,552	12.3
Purchased developed technology	301,100	(221,558)	79,542	3.0
Tradenames and trademarks	40,700	(16,857)	23,842	6.0
Total	$1,771,200	$(584,263)	1,186,936
Amortization expense was $39.1 million and $40.3 million for the three months ended March 31, 2024 and 2023, respectively.
7. Leases
Finance lease right-of-use assets of $15.6 million and $16.0 million as of March 31, 2024 and December 31, 2023, respectively, are included in property and equipment, net on the consolidated balance sheet.
The following table presents components of lease expense for the three months ended March 31, 2024 and 2023, respectively (in thousands):
	Three months ended March 31,
	2024	2023
Finance lease cost
Amortization of right-of-use assets	$397	$397
Interest on lease liabilities	192	204
Operating lease cost	913	871
Variable lease cost	42	149
Short-term lease	207	269
Total lease cost	$1,751	$1,890
Maturities of lease liabilities as of March 31, 2024 are as follows (in thousands):
	Operating Leases	Finance Leases
2024	$3,809	$1,181
2025	4,898	1,604
2026	4,246	1,641
2027	2,004	1,678
2028	1,845	1,714
Thereafter	2,764	9,309
Total future minimum lease payments	19,566	17,127
Less: Interest	2,025	4,311
Total	$17,541	$12,816

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
Supplemental cash flow information related to leases for the three months ended March 31, 2024 and 2023 are as follows (in thousands):
	Three months ended March 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$1,342	$1,263
Financing cash flows for financing leases	392	387
Right-of-use assets obtained in exchange for new lease liabilities:
Operating leases	$—	$1,768
Supplemental balance sheet information related to leases as of March 31, 2024 and December 31, 2023 are as follows:
	March 31, 2024	December 31, 2023
Weighted average remaining lease term (years):
Operating leases	4.7	4.9
Financing leases	9.8	10.1
Weighted average discount rate:
Operating leases	4.5	4.4
Financing leases	5.9	5.9
For the three months ended March 31, 2024 and 2023, we recorded no impairment expense related to right-of-use assets at closed office space as general and administrative expense in our consolidated statements of operations.
8. Income Taxes
We recognized income tax benefit of $6.1 million and $3.9 million for the three months ended March 31, 2024 and 2023, respectively, based on the year-to-date pre-tax income. The Company’s effective income tax rate was 27.4% and 26.7% for the three months ended March 31, 2024 and 2023, respectively. Differences in the effective tax and statutory federal income tax rate of 21% are driven by state income taxes, research and development credit claimed, and offset by permanent differences.
9. Accounts Receivable Securitization
As of March 31, 2024 and December 31, 2023 , we had $70 million outstanding under a receivables financing agreement with a counterparty as the lender, which provides for a three-year receivables facility with a limit of $80 million (the “Receivables Facility”). Pursuant to the Receivables Facility, we sell and/or contribute current and future receivables to Waystar RC, LLC as the Special Purpose Entity (“SPE”). The SPE, in turn, pledges its interests in the receivables to the counterparty, which either makes loans or issues letters of credit on behalf of the SPE. All receivables remain on our balance sheet as they continue to be the property of our consolidated entities under the securitization.
The interest rate under the Receivables Facility is 2.36% per annum above the SOFR rate with a minimum base of 0%. The SOFR is adjusted each thirty-day period to the thirty-day SOFR rate. Interest under the Receivables Facility is paid monthly in arrears. At March 31, 2024, the effective interest rate for the Receivables Facility is 7.44%.
All principal under the Receivables Facility is due on October 31, 2026.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
The Receivables Facility contains certain covenants which, among other things, require we maintain certain collection thresholds with respect to our accounts receivable. We were in compliance with all such debt covenants during the periods presented.
10. Debt
On February 9, 2024, we executed the Eighth Amendment to the First Lien Credit Agreement whereby we extended the maturity date of the First Lien Credit Facility to October 22, 2029 and refinanced the outstanding balance of the facility resulting in a new outstanding loan balance of $2.2 billion (“February 2024 First Lien Refinancing”). We utilized proceeds from the amended First Lien Credit Facility to paydown the remaining principal and interest on the Second Lien Credit Facility (“February 2024 Second Lien Paydown”).
Debt instruments consist primarily of term notes, revolving lines of credit, and a Receivables Facility as follows (in thousands):
	March 31,	December 31,
	2024	2023
First lien term loan facility outstanding debt	$2,200,000	$1,730,816
Second lien term loan facility outstanding debt	—	448,000
Receivables Facility outstanding debt	70,000	70,000
Total outstanding debt	2,270,000	2,248,816
Unamortized debt issuance costs	(24,890)	(31,155)
Current portion of long-term debt	(22,000)	(17,983)
Total long-term debt, net	$2,223,110	$2,199,678
The maturity of long-term principal payments (excluding debt discount) at March 31, 2024 is as follows (in thousands):
2024	$16,500
2025	22,000
2026	92,000
2027	22,000
2028	22,000
Thereafter	2,095,500
$2,270,000
As of March 31, 2024 and December 31, 2023, there is no outstanding balance on our revolving credit facility. The interest rate under the revolving credit facility is 3.50% per annum above the SOFR rate with a minimum base of 0.00%. The SOFR is adjusted each thirty-day period to the thirty-day SOFR rate. At March 31, 2024, the effective interest rate for the revolving credit facility is 8.83%.
The interest rate under the amended First Lien Credit Facility is 4.00% per annum above the SOFR rate with a minimum base of 0.00%. The SOFR is adjusted each thirty-day period to the thirty-day SOFR rate. Interest under the First Lien Credit Facility is paid monthly in arrears. At March 31, 2024, the effective interest rate for First Lien Credit Facility is 9.33%.
Principal on the First Lien Credit Facility is payable in 22 equal quarterly installments with the remaining balance to be paid on October 22, 2029. As of March 31, 2024, there are 22 payments remaining. The First Lien Credit Agreement contains certain covenants which, among other things, restrict our ability to incur additional indebtedness. We were in compliance with such debt covenants as of March 31, 2024.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
In connection with the February 2024 First Lien Refinancing, we capitalized creditor fees of $2.8 million and $1.4 million of third party fees in connection with the issuance of new debt. Additionally, we recorded $10.3 million in third party fees that were expensed immediately, which were recorded in general and administrative expense in our condensed consolidated statements of operations. As part of the February 2024 Second Lien Paydown, we recorded a loss on extinguishment of $8.0 million for the three months ended March 31, 2024. As part of the February 2024 First Lien Refinancing, we recorded a loss on extinguishment $0.9 million for the three months ended March 31, 2024. Losses on extinguishment were recorded within interest expense in our condensed consolidated statements of operations. We have unamortized debt issuance costs of $24.9 million and $31.2 million as of March 31, 2024 and December 31, 2023, respectively.
In connection with the Revolving Credit Facility, unamortized debt issuance costs were $2.2 million and $2.4 million as of March 31, 2024 and December 31, 2023, respectively.
11. Derivative Financial Instruments
To mitigate the risk of a rise in interest rates on the First Lien Credit Facility, we originally entered into two interest rate swaps on November 12, 2019. These swaps matured on November 30, 2022. To continue active mitigation of this risk, we entered into two additional interest rate swaps on October 13, 2021 and January 13, 2023. We attempt to minimize our interest risk exposure by fixing our rate through the utilization of interest rate swaps, which are derivative instruments. The interest rate swaps mitigate the exposure on the variable component of interest on our First Lien Credit Facility. Our swaps are entered into with financial institutions that participate in the First Lien Credit Facility. By using a derivative instrument to hedge exposures to changes in interest rates, we expose ourselves to credit risk due to the possible failure of the counterparty to perform under the terms of the derivative contract.
As of March 31, 2024 and December 31, 2023, we have the following interest rate swap agreements designated as a hedging instruments:
Effective Dates	Floating Rate debt	Fixed Rates
October 29, 2021 through October 31, 2024	$604.1 million	0.67%
January 31, 2023 through January 31, 2026	$506.7 million	3.87%
The gain or loss on the swaps is recognized in accumulated other comprehensive loss and reclassified into earnings as adjustments to interest expense in the same period or periods during which the swaps affect earnings. Gains or losses on the swaps representing hedge components excluded from the assessment of effectiveness are recognized in current earnings.
The following table provides information on the location and amounts of our swaps designated as hedging instruments in the accompanying consolidated financial statements as of March 31, 2024 and December 31, 2023 (in thousands):
	Interest Rate Swap Derivatives
Balance Sheet Location	Fair Value March 31, 2024	Fair Value December 31, 2023
Other current assets	$19,957	$23,350
Other long-term assets	$681	$—
Other long-term liabilities	$—	$2,472

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
The effect of derivative instruments designated as hedging instruments on the accompanying consolidated financial statements is as follows (in thousands):
Derivatives–Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in AOCI/AOCL on Derivative	Location of Gain or (Loss) Reclassified from AOCI/AOCL into Income	Amount of Gain or (Loss) Reclassified from AOCI/AOCL into Income	Total interest Expense on Consolidated Statements of Operations
Interest rate swaps:
Ended March 31, 2024	$(175)	Interest expense	$8,601	$(57,184)
Ended March 31, 2023	$(5,969)	Interest expense	$6,293	$(49,501)
The net amount of accumulated other comprehensive income expected to be reclassified to interest income in the next twelve months is $15.1 million.
12. Related Party Transactions
At March 31, 2024 and December 31, 2023, we had $66.3 million and $65.3 million, respectively, of outstanding debt as part of the first lien term loan facility from Bain Affiliated Funds and CPPIB Credit Investments III Inc., affiliates of Bain Capital LP and Canada Pension Plan Investment Board (“Affiliated Debtholders”). Interest expense associated with and paid to Affiliated Debtholders was $1.4 million and $2.4 million for the three months ended March 31, 2024 and 2023, respectively.
Canada Pension Plan Investment Board has an ownership interest in us and a significant interest in the landlord that leases us office space under an operating lease agreement in Houston, Texas. For the three months ended March 31, 2024 and 2023, we expensed $0.1 million and $0.1 million, respectively, for this office space lease in general and administrative expense.
Bain Capital LP has an ownership interest in us and a significant interest in some clients for whom we provide software solutions. For the three months ended March 31, 2024 and 2023, we earned revenue of $0.4 million and $0.4 from four clients, respectively. They also have an ownership interest in us and a significant interest in a vendor that provides us with software solutions. For the three months ended March 31, 2024 and 2023, we expensed $0.1 million and $0.1 million, respectively, for software services from this vendor in cost of revenue expense.
13. Common Stock
We have authorized the issuance of 225,000,000 shares of common stock, par value $0.01 per share and 2,000,000 shares of Class A common stock, par value $0.01 per share. There are 121,222,833 and 121,243,101 common stock shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively. There are 436,801 Class A common stock shares issued and outstanding as of March 31, 2024 and December 31, 2023. Both common stock and Class A common stock have the same dividend liquidation rights. However, each share of common stock is entitled to one vote and each share of the Class A common stock is not entitled to a vote.
14. Retirement Plans
We maintain qualified 401(k) plans which cover substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plans, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. Under these plans, we contribute various percentages of employees’ salaries to the plans. Total expenses included in operating expenses in the accompanying consolidated statement of operations related to the plans were $1.2 million and $1.1 million for the three months ended March 31, 2024 and 2023, respectively.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
15. Stock-Based Compensation
Stock Plans
On October 22, 2019, the Board of Directors approved the Derby TopCo, Inc. 2019 Stock Incentive Plan (“Derby TopCo, Inc. Plan”). Under this plan, we can issue up to 9.9 million options or other equity awards. The granted awards contain service criteria, performance criteria, market conditions, or a combination thereof for vesting and have a 10-year contractual term. Options with a service condition generally vest over 5 years with 20% vesting in equal vesting installments. Options with a performance condition and a market condition vest based upon a change in control, initial public offering, or a sponsor distribution or deemed return if the investors have achieved specified levels of return on investment. In addition, as part of a change in control in 2019, 3.8 million fully vested rollover options remain outstanding.
We recorded $2.5 million and $2.2 million of stock-based compensation expense for the three months ended March 31, 2024 and 2023, respectively. We expect to incur compensation expense of approximately $17.8 million over a weighted average of 2.5 years for all unvested time-based awards outstanding on March 31, 2024.
Stock-based compensation expense was recorded in the following cost and expense categories in the consolidated statements of operations:
	Three months ended March 31,
	2024	2023
Cost of revenue	$122	$284
General and administrative	1,540	1,090
Sales and marketing	478	490
Research and development	388	286
Total	2,528	2,150
Stock Options
We utilize the Black-Scholes option pricing model to estimate the fair value of the service condition options and the Monte Carlo pricing model to estimate the fair value of the performance condition options. We value both types of options at the grant date using the following assumptions:
•
Risk-free interest rate—reflects the average rate on the United States Treasury bond with maturity equal to the expected term of the option;

•
Expected dividend yield—as we do not currently pay dividends or expect to pay dividends in the near future, the expected dividend yield is zero;

•
Expected term of stock award—is based on historical experience that is modified based on expected future changes; and

•
Expected volatility in stock price—reflects the historical volatility of comparable public companies over the expected term of the stock option.

The weighted average grant date fair value of options granted during the three months ended March 31, 2024 and 2023 was $18.43 and $19.38 per share, respectively. As of March 31, 2024, we had 7.1 million fully vested options with a weighted average exercise price of $10.54 per share, an aggregate intrinsic value of $189.6 million and an average remaining contractual term of 4.6 years. The total fair value of options vested for the three months ended March 31, 2024 and 2023 were $1.3 million and $1.2 million, respectively.
At March 31, 2024, we did not believe the vesting of performance condition options criteria was probable and, therefore, no stock-based compensation has been recorded for our performance based options. Once vesting

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements performance criteria becomes probable, the amortization of the fair value will commence and be recorded as compensation expense. As of March 31, 2024 and 2023, total unrecognized stock-based compensation expense related to the performance condition options subject to the vesting conditions being met was approximately $33.1 million and $34.3 million, respectively.
Information pertaining to option activity (including rollover options) during the three months ended March 31, 2024 and 2023 is as follows:
	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life
Outstanding December 31, 2023	13,032,541	$15.21	5.7
Granted	205,700	37.20
Exercised	(2,420)	24.47
Canceled	(29,040)	16.53
Outstanding March 31, 2024	13,206,781	15.55	5.5
	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life
Outstanding December 31, 2022	13,123,170	15.10	6.6
Granted	48,400	39.67
Exercised	(3,025)	28.10
Canceled	(39,325)	21.87
Outstanding March 31, 2023	13,129,220	15.16	6.4
The following is a summary of the significant assumptions used in estimating the fair value of options granted the three months ended March 31, 2024 and 2023:
	March 31, 2024	March 31, 2023
Risk free interest rate	3.76%–4.31%	3.51%–3.77%
Expected dividend yield	0%	0%
Expected term of stock award	1.3–5	1.2–5
Expected volatility in stock price	51.54%–51.89%	51.80%–55%
During the three months ended March 31, 2024 and 2023, the aggregate intrinsic value of options exercised (the difference between the fair market value of our stock on the date of exercise and the exercise price) was approximately $0.0 million and $0.0 million, respectively. On March 31, 2024, 0.5 million options were available for future grant under the plans.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
16. Other accrued expenses
Other accrued expenses consist of the following (in thousands):
	March 31, 2024	December 31, 2023
Other taxes payable	$10,663	$3,506
Accrued severance	—	8
Retirement plan payable	587	497
Accrued self insurance claims	969	993
Accrued interest	2,280	1,697
Other	5,143	4,222
Total	$19,642	$10,923
17. Loss per Share
A reconciliation of the numerators and the denominators of the basic and diluted per share computations are as follows:
	Three months ended March 31,
	2024	2023
Basic loss per share:
Net loss	$(15,932)	$(10,623)
Net loss attributable to common shares	$(15,932)	$(10,623)
Weighted average common stock outstanding–(voting)	121,238,497	121,235,626
Weighted average common stock outstanding–(non-voting)	436,801	436,801
Basic weighted average common stock outstanding	121,675,298	121,672,427
Basic loss per share	$(0.13)	$(0.09)
Diluted loss per share:
Net loss	$(15,932)	(10,623)
Net loss attributable to common shares	$(15,932)	$(10,623)
Weighted average common stock outstanding–(voting)	121,238,497	121,235,626
Weighted average common stock outstanding–(non-voting)	436,801	436,801
Diluted weighted average common stock outstanding	121,675,298	121,672,427
Diluted loss per share	$(0.13)	$(0.09)
Because of their anti-dilutive effect, 71,126 and 61,859 common share equivalents comprised of stock options have been excluded from the diluted earnings per share calculation for the three months ended March 31, 2024 and 2023, respectively.
18. Commitments and Contingencies
We may be subject to legal proceedings, claims, asserted or unasserted, and litigation arising in the ordinary course of business. We do not, however, currently expect that the ultimate costs to resolve any pending matter will have a material effect on our consolidated financial position, results of operations, or cash flows.

Waystar Holding Corp.
Notes to unaudited condensed consolidated financial statements
19. Subsequent Events
We have evaluated subsequent events through April 26, 2024, except as to the effects of the stock split described below, which is as of May 16, 2024 for the initial stock split and May 28, 2024 for the amended stock split, which is the date the financial statements were available to be issued.
On May 15, 2024, we effected a 0.605-for-1 reverse stock split of our common stock and a 0.605-for-1 reverse stock split of our Class A common stock. The reverse stock split did not result in an adjustment to the par value of common stock or Class A common stock. The reverse-stock split was originally made effective on May 15, 2024 with a 0.62-for-1 ratio and this was retroactively amended on May 22, 2024 which updated the ratio to 0.605-for-1. All references in the accompanying consolidated financial statements and related Note 13, Note 15, and Note 17 have been updated to reflect the effects of the reverse stock split at the amended 0.605-for-1 ratio. The number of shares of common stock, Class A common stock, additional paid-in-capital, options to purchase common stock, and loss per share amounts, which are presented and disclosed in the financial statements and aforementioned footnotes, have been restated on a retroactive basis for all periods presented to reflect the effects of this action.
No other significant subsequent events have occurred through the date the financial statements were available to be issued.

45,000,000 shares
Waystar Holding Corp.
Common Stock

Prospectus

J.P. Morgan Goldman Sachs & Co. LLC Barclays
William Blair	Evercore ISI	BofA Securities	RBC Capital Markets	Deutsche Bank Securities
Canaccord GenuityRaymond James

June 6, 2024
Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.